Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-136756

VIACOM INC.

OFFER TO EXCHANGE

Unregistered Floating Rate Senior Notes due 2009
($750,000,000 aggregate principal amount issued June 16, 2006)
for
Floating Rate Senior Notes due 2009
that have been registered under the Securities Act of 1933

and

Unregistered 5.75% Senior Notes due 2011
($1,500,000,000 aggregate principal amount issued April 12, 2006)
for
5.75% Senior Notes due 2011
that have been registered under the Securities Act of 1933

and

Unregistered 6.25% Senior Notes due 2016
($1,500,000,000 aggregate principal amount issued April 12, 2006)
for
6.25% Senior Notes due 2016
that have been registered under the Securities Act of 1933

and

Unregistered 6.875% Senior Debentures due 2036
($1,750,000,000 aggregate principal amount issued April 12, 2006)
for
6.875% Senior Debentures due 2036
that have been registered under the Securities Act of 1933

TERMS OF EXCHANGE OFFER

•	The exchange offer will expire at 5:00 p.m., New York City time, on October 18, 2006, unless we extend the offer.

•	Tenders of outstanding unregistered senior notes and debentures may be withdrawn at any time before 5:00 p.m. on the date of expiration of the exchange offer.

•	All outstanding unregistered senior notes and debentures that are validly tendered and not validly withdrawn will be exchanged.

•	The terms of the exchange senior notes and debentures to be issued are substantially similar to the unregistered senior notes and debentures, except for being registered under the Securities Act of 1933 (the ‘‘Securities Act’’) and not having any transfer restrictions, registration rights or rights to additional interest.

•	The exchange of senior notes and debentures will not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

Please see ‘‘Risk Factors’’ beginning on page 18 for a discussion of certain factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the senior securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then. We are not making an offer of the senior notes and debentures in any jurisdiction where the offer is not permitted.

References to ‘‘Viacom,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ in this prospectus are references to Viacom Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires. References to ‘‘$’’ and ‘‘dollars’’ are to United States dollars.

Whenever we refer in this prospectus to the floating rate senior notes due 2009 issued on June 16, 2006, the 5.75% senior notes due 2011 issued on April 12, 2006, the 6.25% senior notes due 2016 issued on April 12, 2006 or the 6.875% senior debentures due 2036 issued on April 12, 2006, we will refer to them as the ‘‘unregistered 2009 senior notes,’’ the ‘‘unregistered 2011 senior notes,’’ the ‘‘unregistered 2016 senior notes’’ or the ‘‘unregistered 2036 senior debentures,’’ respectively, and collectively as the ‘‘unregistered senior notes and debentures.’’ Whenever we refer in this prospectus to the registered floating rate senior notes due 2009, the registered 5.75% senior notes due 2011, the registered 6.25% senior notes due 2016 or the registered 6.875% senior debentures due 2036, we will refer to them as the ‘‘exchange 2009 senior notes,’’ the ‘‘exchange 2011 senior notes,’’ the ‘‘exchange 2016 senior notes’’ or the ‘‘exchange 2036 senior debentures,’’ respectively, and collectively as the ‘‘exchange senior notes and debentures.’’ The unregistered 2009 senior notes and the exchange 2009 senior notes are collectively referred to as the ‘‘2009 senior notes,’’ the unregistered 2011 senior notes and the exchange 2011 senior notes are collectively referred to as the ‘‘2011 senior notes,’’ the unregistered 2016 senior notes and the exchange 2016 senior notes are collectively referred to as the ‘‘2016 senior notes,’’ and the unregistered 2036 senior debentures and the exchange 2036 senior

i

debentures are collectively referred to as the ‘‘2036 senior debentures.’’ The unregistered senior notes and debentures and the exchange senior notes and debentures are collectively referred to as the ‘‘senior notes and debentures.’’

Each holder of an unregistered senior note or debenture wishing to accept the exchange offer must deliver the unregistered senior notes or debentures to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of unregistered senior notes and debentures by book-entry transfer into the exchange agent’s account at Euroclear Bank S.A./N.A., as operator of the Euroclear System (‘‘Euroclear’’), Clearstream Banking, société anonyme, Luxembourg (‘‘Clearstream Luxembourg’’) or The Depository Trust Company (‘‘DTC’’). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called ‘‘The Exchange Offer’’ in this prospectus and in the accompanying letter of transmittal.

If you are a broker-dealer that receives exchange senior notes and debentures for your own account you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange senior notes and debentures. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an ‘‘underwriter’’ within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of exchange senior notes and debentures. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer or such shorter period which will terminate when the broker-dealers have completed all resales subject to applicable prospectus delivery requirements.

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include words such as ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘foresee,’’ ‘‘likely,’’ ‘‘will’’ or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. More information about risks, uncertainties and other factors is included in Viacom’s filings with the SEC including, but not limited to, Viacom’s Form 10-K for the year ended December 31, 2005, Viacom’s Form 10-Q for the quarter ended March 31, 2006 and Viacom’s Form 10-Q for the quarter ended June 30, 2006. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known. We cannot make any assurance that projected results or events will be achieved. The forward-looking statements included in this prospectus are only made as of the date of this prospectus and we do not have any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. The risk factors in the section entitled ‘‘Risk Factors’’ beginning on page 18, among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements.

iii

SUMMARY

The Company

Separation from the Former Viacom Inc.

On December 31, 2005, we became a stand-alone public entity by separating from the former Viacom Inc. (‘‘Former Viacom’’). Prior to the separation, we were a wholly-owned subsidiary of Former Viacom. The separation was effected through a merger of Former Viacom and one of its wholly-owned subsidiaries, pursuant to which Former Viacom continued as the surviving entity and was renamed CBS Corporation and we were renamed Viacom Inc. In connection with the merger and the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corporation Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corporation Class B common stock. Holders of Viacom Class A and Class B common stock received cash in lieu of fractional shares.

In accordance with the terms of the Separation Agreement between CBS Corporation and Viacom, on December 29, 2005, we paid a preliminary special dividend of $5.4 billion to CBS Corporation, subject to certain adjustments. On March 14, 2006, CBS Corporation provided an initial statement that the dividend should be increased by a net amount of approximately $460 million. On April 28, 2006, we served CBS Corporation with a notice of disagreement. Based on an assessment of the amount and underlying components of the proposed additional dividend payment, we recorded a net amount of $170.2 million at March 31, 2006, which was paid to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

Overview

We are a leading worldwide multiplatform, pure play content company with operations in the following segments:

Cable Networks:    The Cable Networks segment consists of the businesses of MTV Networks, including MTV: Music Television® (‘‘MTV’’), MTV2®, Nickelodeon®, Nick at Nite®, Noggin®, The N®, Nicktoons Network™, Turbo Nick™, VH1®, TV Land®, Spike TV®, CMT®: Country Music Television™, Logo™, Comedy Central®, Comedy Central’s MotherLoad™, MTV Desi™, MTV Chi™, MTV Español®, mtvU™, mtvU Uber™, MTV Hits™, MTV Jams™, TEMPO™, MTV Overdrive™, MHD™, VH1 Classic™, VHUno™, VH1 Soul™, VH1 Country™, VH1’s Vspot™, Game One™, VIVA™, TMF™, The Box™, Paramount Comedy™, Neopets™, GameTrailers.com™ and IFILM®; and the businesses of BET Networks, which include BET® (Black Entertainment Television) and BET J™; and other program services, including online programming services such as websites, broadband channels and wireless applications.

Entertainment:    The Entertainment segment includes Paramount Pictures®, which produces and distributes feature motion pictures, Famous Music®, which engages in the music publishing business, and interests in 19 movie theaters.

Our revenues from the Cable Networks segment accounted for 64% of our consolidated revenues for the six months ended June 30, 2006 and for 70% of our consolidated revenues for 2005. Our revenues from the Entertainment segment accounted for 37% of our consolidated revenues for the six months ended June 30, 2006 and for 31% of our consolidated revenues for 2005. Elimination of intercompany revenues accounted for (1)% of our consolidated revenues for the six months ended June 30, 2006 and for (1)% of our consolidated revenues for 2005. Revenues from the Cable Networks segment are generated primarily from advertising sales, affiliate fees, home entertainment sales and licensing and merchandising of branded products. Revenues from the Entertainment segment are generated primarily from the licensing and sale of feature film rights in various media and territories.

Recent acquisitions and dispositions.    On August 9, 2006, we agreed to acquire Atom Entertainment, Inc., a portfolio of four online destinations for casual games, short films and animation, for cash consideration of approximately $200 million. The acquisition is subject to customary closing conditions and is expected to close in the third quarter. On June 1, 2006, we acquired an additional ten percent interest in Nickelodeon UK Limited (‘‘Nick UK’’) for $8.9 million. Previously, Nick UK was a fifty-fifty joint venture with BSkyB. With the additional interest, we obtained control of Nick UK and began consolidating its operations as of June 1, 2006. On May 9, 2006, we completed the acquisition of Xfire, Inc, a leading gaming and social networking service, for initial cash consideration of approximately $102 million. An additional $8 million is expected to be paid out over four years based upon continued service of the employees. On January 31, 2006, we completed our acquisition of DreamWorks L.L.C. (‘‘DreamWorks’’), a leading producer of live-action motion pictures, television programming and home entertainment products, for approximately $1.53 billion, net of cash acquired. We also entered into exclusive seven-year agreements for worldwide distribution rights and fulfillment services to films produced by DreamWorks Animation SKG, Inc. Among the assets acquired with the purchase of DreamWorks was a live-action film library consisting of 59 films released through September 16, 2005. On May 5, 2006, we sold a fifty-one percent controlling interest in the entity that owns the library to Soros Strategic Partners LP and Dune Entertainment II LLC, an affiliate of Dune Capital Management LP, for net proceeds of $675.3 million. We retained a minority interest in the entity that owns the library. In connection with the sale of the live-action film library, Soros entered into exclusive five-year agreements with Paramount Pictures and its international affiliates for distribution and fulfillment services of the live-action library by Paramount Pictures. In the event that Soros and Dune continue to control the entity that owns the film library after the fifth year, the distribution agreement with Paramount Pictures will automatically renew.

We compete with many different entities and media in various markets worldwide. Our primary competitors in the cable and entertainment businesses include Time Warner Inc., News Corporation, The Walt Disney Company, NBC Universal Inc., The E.W. Scripps Company and Discovery Holding Company.

We were organized as a Delaware corporation in 2005 and our principal offices are located at 1515 Broadway, New York, New York 10036. Our telephone number is (212) 258-6000 and our website address is www.viacom.com.

Recent Developments

On September 5, 2006, we announced that our Board of Directors elected Philippe P. Dauman as our President and Chief Executive Officer, effective September 5, 2006. Mr. Dauman succeeds Thomas E. Freston, who resigned his positions with Viacom, including as a member of the Board. As a result of his separation from employment, Mr. Freston's payments are currently expected to be generally consistent with the terms of his employment agreement, including, without limitation, the expense and payment of approximately $60 million in cash and the recognition of approximately $10 million in previously unrecognized compensation expense related to vesting of previously granted stock based compensation. Our Board of Directors also elected Thomas E. Dooley as Viacom's Senior Executive Vice President and Chief Administrative Officer. Messrs. Dauman and Dooley are currently members of our Board of Directors and will continue as directors. For more information, see ‘‘Management’’ beginning on page 76.

Competitive Strengths

We believe we possess a number of strengths that enable us to compete successfully:

One of the largest collections of cable programming assets in the world, with leading global brands that are attractive advertiser vehicles.    We have one of the largest collections of cable programming assets in the world. Our leading program services reach 179 territories through more than 120 worldwide cable networks presented in 28 different languages and reach over 480 million subscriber households worldwide. In the United States, our leading networks program approximately 1,720 hours per week and, according to Nielsen Media Research®, reached approximately 150 million television viewers each week in the period from February 2006 to June 2006. Many of our brands, such as MTV, Nickelodeon and VH1, are known worldwide. MTV is one of the most widely distributed television brands and is regularly cited, most recently in 2006, as The World’s Most Valuable Media Brand by Interbrand Corp., an international brand consultancy. Nickelodeon, which as of June 2006 was available in approximately 300 million television households worldwide as a full channel or a branded program block, is the world’s most widely distributed children’s television brand and has been the top-rated cable network for children in the United States for the past 11 years.

MTV Networks and BET Networks develop brands that appeal to a wide range of targeted niche audiences, which also represent demographics sought after by advertisers. In the United States, MTV Networks and BET Networks delivered the most multichannel viewers in the 12 to 34-year-old demographic during 2006, through July 31, 2006, according to Nielsen Media Research. MTV: Music Television has been the top advertising-supported 24-hour basic cable network among 12- to 24-year-olds for 37 consecutive quarters, and Nickelodeon accounted for approximately 53% of all viewing of advertising-supported children’s television programming in the United States by children ages two to eleven during the 2005-2006 broadcast season from September 2005 through June 2006. Our broad distribution to specialized audiences and our focus on forging strong connections with our audiences make our networks an attractive vehicle for advertisers. Our strong in-house research teams focus on identifying emerging behaviors and trends among core audiences, which we believe is a key competitive advantage. These factors, combined with our integrated presence on a variety of digital and broadcast platforms, allow us to provide an efficient and reliable vehicle for advertisers to reach consumers.

A long-standing international presence with a global footprint.    We have a significant and growing presence worldwide. Established advertising, distribution and programming relationships in these markets, together with our infrastructure, provide a strong platform for new channel launches and complementary acquisitions. We have created over 120 worldwide cable networks that are seen in 179 territories. Since January 2006, we have launched more than seven channels and branded program blocks, including MTV in Canada, MTV base Africa branded program blocks in Uganda, Nick Jr2 in the United Kingdom, Nick at Nite branded program blocks in Latin America, Nickelodeon in New Zealand and Nickelodeon branded program blocks in Malaysia and the Philippines. Our global footprint also allows us to incubate technical and programming expertise in emerging markets where certain new media products have been deployed more extensively than in the U.S. markets. For example, we have launched programming applications for advanced mobile services in Japan and Europe, which we believe better prepares us to offer these services as the U.S. market develops.

A strong connection with audiences, a proven ability to create global hits and a valuable entertainment library.    Our focus on understanding our audiences through research enhances our ability to develop innovative and original programming. Our programming is broadly diversified, with popular shows and films that appeal to a variety of audiences, and with new shows and interactive programming continually being developed and debuted throughout the year. Our television programming includes popular shows and enduring characters, including The Real World, SpongeBob SquarePants, South Park, Dora the Explorer, The Daily Show with Jon Stewart, Laguna Beach, Blue’s Clues and Rugrats. Our programming also includes events, such as the annual MTV Video Music Awards, Nickelodeon’s Kids’ Choice Awards, VH1 Save the Music, CMT Music Awards, MTV Movie Awards, CMT’s Miss America Pageant, Spike TV Video Game Awards, Comedy Central Roast and the BET Awards. We have significant in-house creative capabilities and have helped launch the careers of some of the entertainment industry’s leading entertainers, directors and producers. We believe that our strong creative track record, our willingness to experiment with new shows and concepts, the strength and breadth of our distribution infrastructure, our solid financial foundation and our well-known media brands help attract and retain creative talent. Our motion picture library includes rights to some of the best loved and most successful films, including Titanic, The Godfather trilogy, the Indiana Jones films, Forrest Gump and Braveheart. Following our sale of most of the DreamWorks live-action library, we retain distribution rights to these films for at least a five-year period, including Gladiator, American Beauty, War of the Worlds and Saving Private Ryan.

As a result of our creative output in television and in motion pictures, we have assembled a library with significant future revenue potential. Our library consists of over 1,000 motion picture titles, approximately 18,000 hours of television programming and varying rights for approximately 2,500 additional motion picture titles. Our library also contains titles that have not yet been fully exploited in the DVD or other digital media formats.

A secure distribution platform and a strong track record of obtaining new carriage.    Our cable programming services are made available to consumers in the United States and internationally through affiliation agreements with distributors that generally are long-term, have staggered expiration dates and provide for built-in rate increases and protected distribution. Eight of our cable programming services are distributed in over 75 million homes in the United States, and four of our other services currently reach more than 35 million homes in the United States. The majority of our networks are available on broadly distributed programming tiers. We believe that our strong relationships with our affiliates, the quality and popularity of our networks and our ability to create programming that is appealing to viewers have enabled us to renew existing affiliation agreements, to obtain new distribution for existing networks and to launch new networks.

An established and growing multiplatform presence.    We program and operate over 100 websites, including broadband sites, which collectively attracted over 30 million unique visitors in July of 2006, giving us the second most-visited entertainment website portfolio on the Internet during that period. We have a total of 28 broadband channels (eight in the U.S. and 20 internationally) in live deployment. Our complete line-up of broadband channels – including MTV Overdrive, mtvU’s Uber, VH1's VSpot, Comedy Central’s Motherload, TurboNick, CMT’s Loaded, Revolution in Latin America and MTV BoomBox in Korea – is expected to stream more than 1 billion videos by the end of 2006. We continue to launch integrated broadband channels and content, online communities, wireless applications and video-on-demand offerings across our properties in many countries around the world. We are building wireless services for the majority of our core brands and are partnering with carriers such as Virgin Mobile USA, Verizon Wireless, Sprint, China Mobile, and DoCoMo in Japan to deliver ringtones, text updates and video programming. On August 9, 2006, MTV Networks agreed to acquire Atom Entertainment, Inc., a portfolio of several online destinations for casual games, short films and animation. Also, in the second quarter of 2006, MTV Networks acquired Xfire, a leading online gaming communication and community platform. In the fourth quarter of 2005, MTV Networks acquired IFILM and GameTrailers.com, each of which provides entertainment content via websites. We also acquired Neopets, the owner and operator of Neopets.com, a leading online destination and community for kids and young adults. MTV Networks has various rights in various territories to create and distribute content for mobile devices. For example, in June 2005, we entered into a global licensing agreement with Warner Music Group to create and distribute short form video content for mobile devices. In May 2006, we unveiled a beta version of MTV Networks’ new digital music service, Urge™, which offers rich editorial, hand-crafted programming and innovative tools to help consumers connect with their favorite artists and discover new ones. Also, MTV Networks’ vast array of popular music, comedy and kids programming from its MTV, MTV2, Comedy Central and Nickelodeon brands is now available for download via Apple’s iTunes Music Store and AOL’s new video service.

An attractive financial profile.    In the six months ended June 30, 2006, we derived 37% of our revenues from advertising, 34% from feature film, 19% from affiliate fees, and 10% from ancillary revenues. In 2005, we derived 41% of our revenues from advertising, 30% from feature film, 19% from affiliate fees, and 10% from ancillary revenues. We have a large worldwide consumer products licensing business. Basic cable programming services receive revenue from both advertising and affiliate fees, which increases the predictability of these revenues. Further, many of our services, particularly our cable programming services, develop programming through in-house capabilities, resulting in lower overall production costs.

An experienced management team with a proven creative and financial track record.    Our operations are led by a financially-disciplined management team that has the expertise and the vision to develop and successfully exploit its programming and other content. Our senior management has broad media experience and the senior management of our businesses consist of leaders in the media and entertainment industry, all of whom have established track records of success.

Business Strategy

Our mission is to be the leading global, consumer-focused, branded entertainment company, with the most respected, most successful and best-in-class brands that live across television, motion pictures and digital media platforms. Our success is linked to our operating principles, which set us apart from other companies. First, we are focused on consumers: we believe that if we can connect with our key consumers, then everything else in our business will follow naturally. Second, we have a brand-centric philosophy; in a fragmented media market, we believe that strong brands are increasingly the most reliable navigation tools for the consumer. We continuously evolve and revitalize our brands to strengthen their audience connection and competitive position. Third, we foster a creative culture and seek creative excellence. Our success in developing original content, from MTV Networks to BET Networks to Paramount Pictures, is a result of an institutional commitment to creativity. Finally, we also bring a global perspective to everything we do. We believe that we can deliver superior returns to stockholders by capitalizing on these strengths and deepening our relationships with advertisers, distribution affiliates, creative talent and licensees.

More specifically, we plan to:

Enhance our position as a leading global entertainment content company, with prominent and respected brands in focused demographics.    Our brand-centric, multiplatform strategy and global footprint give us access to the highest growth areas of the advertising sector. Not only do we have a portfolio of brands that consumers demand, but we also have long-term deals with distributors that include built-in annual rate increases. We intend to continue investing in programming and new and existing brands to serve and grow our audiences, and expand our distribution and advertising revenue streams. In particular, we expect to target new demographic and interest groups and continue the development of existing services in order to retain and expand our audiences and the value of our brands. These initiatives will also continue to benefit from our core consumer research and creative strengths.

Enlarge our established global footprint.    Our global footprint continues to expand. We were the first media company to reach the 100 channel milestone when we launched our first channel in Africa early in 2005. We believe our established position as a multichannel network operator in many regions of the world provides us with significant growth opportunities by acquiring other networks, broadening our platforms, and growing our consumer products business. We expect to use our knowledge and experience in local markets around the world and our worldwide scale to develop and acquire new programming services. We also expect to strengthen our international position by building our own organizations to distribute theatrical and television rights to motion pictures in important foreign markets and by strengthening distribution of home entertainment products internationally.

Expand our growing multiplatform business and monetize the growth trend in digital media.    Our digital strategy mirrors our targeted demographic approach to cable and allows us to offer deeper and more engaging experiences around our areas of expertise and our target audiences. We believe media fragmentation plays to our strengths, and our intent is to take advantage of emerging technological and consumer trends by extending our brands and distributing our content into new forms of integrated digital distribution, such as broadband, wireless, online community, video-on-demand, high-definition programming and other businesses. We aim to achieve this through a combination of organic growth, investment in our existing and complementary businesses, strategic relationships, and focused acquisitions that fit with our current brands and core competencies. We believe our connection with our audiences, our marketing expertise and our ability to integrate new digital offerings and experiences on multiple platforms will support this expansion, which we expect to generate both increased revenue growth and stronger connections with our existing viewers. Our key television viewers are kids, teens and young adults, who are the early adopters and the heavy users and drivers of new media growth, and that is where we will continue to focus.

Successfully execute the turnaround of Paramount Pictures.    We believe we have a significant opportunity to turn around Paramount Pictures and, with the acquisition of DreamWorks, have begun taking significant steps to do so. With a new management team in place at Paramount Pictures and key talent at DreamWorks, we intend to pursue projects more closely aligned with the tastes of target movie-going audiences and to take advantage of our significant marketing and creative capabilities. Our movies will benefit from the brand association demographics and marketing power of our over 120 worldwide cable networks. In addition, these networks provide access to up-and-coming talent as well as valuable consumer knowledge. Paramount Pictures intends to release films not only under the Paramount Pictures label and its specialty film arm (which is comprised of Paramount Vantage and Paramount Classics) but also under the DreamWorks label, and MTV, Nickelodeon and BET brands. We also plan to strengthen and upgrade our worldwide home entertainment operations, enhance our revenue opportunities by retaining a greater proportion of international rights for theatrically released films and begin the self-distribution of films theatrically in certain key international markets.

Build on our reputation as a great place to work.    We have created and are committed to maintaining a diverse culture that attracts the best people, embraces original ideas, adapts quickly, promotes integrity, creativity and innovation, and values fun. We believe this diverse and creative culture will enable us to develop and to market equally diverse, creative and valuable television, motion picture and new media programming and will give us a significant strategic advantage, in the United States and around the world.

Summary of the Exchange Offer

On June 16, 2006, we issued $750 million aggregate principal amount of unregistered floating rate senior notes due 2009. On April 12, 2006, we issued $1.5 billion aggregate principal amount of unregistered 5.75% senior notes due 2011, $1.5 billion aggregate principal amount of unregistered 6.25% senior notes due 2016 and $1.75 billion aggregate principal amount of unregistered 6.875% senior debentures due 2036. On each of June 16, 2006 and April 12, 2006, we and the initial purchasers of the unregistered senior notes and debentures entered into registration rights agreements in connection with such debt offerings in which we agreed that you, as a holder of unregistered senior notes and debentures, would be entitled to exchange your unregistered senior notes and debentures for exchange senior notes and debentures registered under the Securities Act but otherwise having substantially identical terms to the respective unregistered senior notes and debentures. This exchange offer is intended to satisfy these rights. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to your senior notes and debentures. The exchange senior notes and debentures will be our obligations and will be entitled to the benefits of the base indenture and supplemental indentures relating to the unregistered senior notes and debentures. The form and terms of the exchange senior notes and debentures are identical in all material respects to the form and terms of the respective unregistered senior notes and debentures, except:

•	the exchange senior notes and debentures will have been registered under the Securities Act, and therefore will contain no restrictive legends;

•	the exchange senior notes and debentures will not have registration rights; and

•	the exchange senior notes and debentures will not have rights to additional interest conditioned upon a registration default.

For additional information on the terms of the exchange offer, see ‘‘The Exchange Offer.’’

The Exchange Offer	We are offering to exchange $1,000 principal amount of:

•	floating rate senior notes due 2009 which have been registered under the Securities Act of 1933 for each $1,000 principal amount of our outstanding unregistered 2009 senior notes that were issued on June 16, 2006. As of the date of this prospectus, $750 million in aggregate principal amount of our unregistered 2009 senior notes are outstanding;

•	5.75% senior notes due 2011 which have been registered under the Securities Act of 1933 for each $1,000 principal amount of our outstanding unregistered 2011 senior notes that were issued on April 12, 2006. As of the date of this prospectus, $1.5 billion in aggregate principal amount of our unregistered 2011 senior notes are outstanding;

•	6.25% senior notes due 2016 which have been registered under the Securities Act of 1933 for each $1,000 principal amount of our outstanding unregistered 2016 senior notes that were issued on April 12, 2006. As of the date of this prospectus, $1.5 billion in aggregate principal amount of our unregistered 2016 senior notes are outstanding; and

•	6.875% senior debentures due 2036 which have been registered under the Securities Act of 1933 for each

$1,000 principal amount of our outstanding unregistered 2036 senior debentures that were issued on April 12, 2006. As of the date of this prospectus, $1.75 billion in aggregate principal amount of our unregistered 2036 senior debentures are outstanding.

Expiration of Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on October 18, 2006, unless we decide to extend the expiration date.

Conditions of the Exchange Offer	We will not be required to accept for exchange any unregistered senior notes or debentures, and we may amend or terminate the exchange offer if any of the following conditions or events occurs:

•	the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our judgment, would impair our ability to proceed with the exchange offer; and

•	any law, rule or regulation or applicable interpretation of the staff of the SEC has been issued or promulgated which, in our good faith determination, does not permit us to effect the exchange offer.

We will give oral or written notice of any non-acceptance, amendment or termination to the registered holders of the unregistered senior notes and debentures as promptly as practicable. We reserve the right to waive any conditions of the exchange offer.

Resale of Exchange Senior Notes and Debentures	Based on interpretative letters of the SEC staff to third parties unrelated to us, we believe that you can resell and transfer the exchange senior notes and debentures you receive pursuant to this exchange offer, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange senior notes and debentures to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the unregistered senior notes or debentures or exchange senior notes or debentures;

•	you are not an ‘‘affiliate’’ (as defined in Rule 405 under the Securities Act) of Viacom or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with Viacom or any ‘‘affiliate’’ of Viacom (within the meaning of Rule 405 under the Securities Act) to distribute the exchange senior notes or debentures;

•	if you are a broker-dealer, you will receive exchange senior notes and debentures for your own account in exchange for unregistered senior notes and debentures that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of such exchange senior notes and debentures; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to accept the exchange offer, you must represent to us that these conditions have been met.

If our belief is inaccurate and you transfer any exchange senior notes or debentures without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration under the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability, but we do not believe that any such liability should exist.

Accrued Interest on the Exchange Senior Notes and Debentures and Unregistered Senior Notes and Debentures	The exchange senior notes and debentures will accrue interest from the date interest was last paid on the relevant series of unregistered senior notes and debentures. If no interest was paid on your unregistered senior notes and debentures, your exchange senior notes and debentures will accrue interest from and including June 16, 2006, in the case of the exchange 2009 senior notes, or from and including April 12, 2006, in the case of the exchange 2011 senior notes, the exchange 2016 senior notes and the exchange 2036 senior debentures. We will pay interest on the exchange 2009 senior notes quarterly on March 16, June 16, September 16 and December 16 of each year. We will pay interest on the exchange 2011 senior notes, the exchange 2016 senior notes and the exchange 2036 senior debentures semi-annually on April 30 and October 30 of each year.

Holders of unregistered senior notes and debentures that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the relevant series of unregistered senior notes and debentures (or, if no interest was paid, from and including June 16, 2006, in the case of the unregistered 2009 senior notes, or from and including April 12, 2006, in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures) until the date of the issuance of the exchange senior notes and debentures. Consequently, holders of exchange senior notes and debentures will receive the same interest payments that they would have received had they not accepted the exchange offer.

Procedures for Tendering Unregistered Senior Notes and Debentures	If you wish to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth in the letter of transmittal. These materials must be received by the exchange agent before 5:00 p.m., New York City time, on October 18, 2006, the expiration date of the exchange offer. You must also provide:

•	a confirmation of any book-entry transfer of unregistered senior notes and debentures tendered electronically into the exchange agent’s account with DTC, Euroclear or Clearstream Luxembourg. You must comply with DTC’s, Euroclear’s or Clearstream Luxembourg’s respective standard operating procedures for electronic tenders, by which you will agree to be bound in the letter of transmittal; or

•	physical delivery of your unregistered senior notes and debentures to the exchange agent’s address as set forth in the letter of transmittal.

The letter of transmittal must also contain the representations you must make to us as described under ‘‘The Exchange Offer – Resale of Exchange Senior Notes and Debentures.’’

Special Procedures for Beneficial Owners	If you are a beneficial owner of unregistered senior notes and debentures that are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered senior notes and debentures, you should contact the person promptly and instruct the person to tender your unregistered senior notes and debentures on your behalf.

Guaranteed Delivery Procedures for Unregistered Senior Notes and Debentures	If you cannot meet the expiration deadline, or you cannot deliver your unregistered senior notes and debentures, the letter of transmittal or any other required documentation, or comply with DTC’s, Euroclear’s or Clearstream Luxembourg’s respective standard operating procedures for electronic tenders on time, you may tender your unregistered senior notes and debentures according to the guaranteed delivery procedures set forth under ‘‘The Exchange Offer — Guaranteed Delivery Procedures.’’

Withdrawal Rights	You may withdraw the tender of your unregistered senior notes and debentures at any time prior to 5:00 p.m., New York City time, on October 18, 2006, the expiration date.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your unregistered senior notes and debentures as described in this prospectus, you will not have any further registration rights. In that case, your unregistered senior notes and debentures will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of exchange senior notes and debentures, the unregistered senior notes and debentures are likely to be much less liquid than before the exchange offer. The unregistered senior notes and debentures will, after the exchange offer, bear interest at the same rate as the respective exchange senior notes and debentures.

Certain U.S. Federal Income Tax Consequences	The exchange of the unregistered senior notes and debentures for exchange senior notes and debentures pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange senior notes and debentures pursuant to the exchange offer.

Accounting Treatment	We will record the exchange senior notes and debentures at the same carrying value of the unregistered senior notes and debentures of the corresponding series reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of exchange senior notes and debentures for unregistered senior notes and debentures. We will amortize certain expenses incurred in connection with the issuance of the exchange senior notes and debentures over their respective terms.

Exchange Agent for Unregistered Senior Notes and Debentures	The Bank of New York, the trustee under the indenture for the unregistered senior notes and debentures, is serving as the exchange agent in connection with the exchange offer. The Bank of New York can be reached at 101 Barclay Street, 7 East, New York, New York 10286; its telephone number is (212) 815-3687 and its facsimile number is (212) 298-1915.

Summary Description of the Senior Notes and Debentures

The following is a brief summary of some of the terms of the senior notes and debentures. For a more complete description of the terms of the senior notes and debentures, see ‘‘Description of the Senior Notes and Debentures’’ on page 111 of this prospectus.

Issuer	Viacom Inc.

Exchange Senior Notes and Debentures	•	$750,000,000 aggregate principal amount of registered floating rate senior notes due 2009;

•	$1,500,000,000 aggregate principal amount of registered 5.75% senior notes due 2011;

•	$1,500,000,000 aggregate principal amount of registered 6.25% senior notes due 2016; and

•	$1,750,000,000 aggregate principal amount of registered 6.875% senior debentures due 2036.

Maturity	The exchange senior notes due 2009 will mature on June 16, 2009.

The exchange senior notes due 2011 will mature on April 30, 2011.

The exchange senior notes due 2016 will mature on April 30, 2016.

The exchange senior debentures due 2036 will mature on April 30, 2036.

Interest	The exchange senior notes due 2009 will bear interest at a rate per year equal to three-month LIBOR plus 0.35% to be reset quarterly. Interest on the exchange senior notes due 2009 will be payable quarterly in arrears on March 16, June 16, September 16 and December 16 of each year.

The exchange senior notes due 2011 will bear interest at the rate of 5.75% per year; the exchange senior notes due 2016 will bear interest at the rate of 6.25% per year; and the exchange senior debentures due 2036 will bear interest at the rate of 6.875% per year. Interest on the exchange senior notes due 2011, the exchange senior notes due 2016 and the exchange senior debentures due 2036 will be payable semi-annually in arrears on April 30 and October 30 of each year.

Interest on the exchange senior notes and debentures will be paid beginning on the interest payment date immediately following the last interest payment date for which interest was paid on the relevant series of unregistered senior notes and debentures (or, if no interest was paid, beginning on the first interest payment date following the issuance of such series of unregistered notes or debentures).

Ranking	The exchange senior notes and debentures will be unsecured senior obligations of Viacom Inc. and will rank equally with all of Viacom Inc.’s existing and future unsecured senior obligations, including its credit facilities. As of June 30, 2006, Viacom Inc. had approximately $7.32 billion of indebtedness outstanding under its credit facilities, the unregistered senior notes and debentures and its commercial paper program.

The exchange senior notes and debentures will be structurally subordinated to all obligations of our subsidiaries including claims with respect to trade payables. As of June 30, 2006, our direct and indirect subsidiaries had approximately $337.5 million of indebtedness outstanding.

Sinking fund	None.

Optional redemption	We may not redeem the exchange senior notes due 2009 at our option prior to their maturity date.

We may redeem some or all of the exchange senior notes due 2011, the exchange senior notes due 2016 and the exchange senior debentures due 2036 at any time and from time to time at their principal amount, plus the applicable premium, if any, and accrued interest. See ‘‘Description of the Senior Notes and Debentures – Optional Redemption.’’

Certain covenants	We will issue the senior notes and debentures under an indenture that, among other things, limits our ability to:

•	consolidate, merge or sell all or substantially all of our assets;

•	create liens; and

•	enter into sale and leaseback transactions.

All of these limitations are subject to a number of important qualifications and exceptions. See ‘‘Description of the Senior Notes and Debentures.’’

Governing law	The senior notes and debentures and the indenture under which they will be issued will be governed by New York law.

Risk factors	See ‘‘Risk Factors’’ beginning on page 18 for a discussion of the factors you should consider carefully before deciding to invest in the senior notes and debentures.

Summary Selected Consolidated Financial Data

The following tables present our summary selected consolidated financial data. The summary selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included in this prospectus and the related ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ beginning on page 33. The consolidated income statement data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The unaudited consolidated income statement data for the six months ended June 30, 2006 and 2005 and the unaudited consolidated balance sheet data at June 30, 2006 are derived from our accounting records for those periods and have been prepared on a basis consistent with our audited consolidated financial statements, except we adopted the provisions of FAS 123R effective January 1, 2006.

The summary selected consolidated financial data may not necessarily reflect our results of operations and financial position in the future or what results of operations and financial position would have been had we been a separate, stand-alone company during the periods presented. For additional information, see ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the notes thereto beginning on page 31.

Consolidated Income Statement Data
(in millions, except per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)
Revenues	$5,214.2	$4,408.4	$9,609.6	$8,132.2	$7,304.4
Operating income	$1,286.7	$1,210.4	$2,366.4	$2,282.8	$2,001.8
Net earnings from continuing operations	$733.2	$724.6	$1,303.9	$1,392.9	$1,147.4
Net earnings from continuing operations per common share (basic and diluted)	$1.00	$0.96	$1.73	$1.85	$1.53
Weighted average number of common shares outstanding:
Basic common shares	729.1	751.6	751.6	751.6	751.6
Diluted common shares	731.1	751.6	751.6	751.6	751.6

Consolidated Balance Sheet Data
(in millions)

	At June 30, 2006	At December 31,
		2005	2004	2003
	(unaudited)
Total assets	$20,048.1	$19,115.6	$18,440.8	$22,304.4
Financing obligations – non-current(1)	$7,601.6	$5,702.1	$291.7	$163.4
Total stockholders’ equity/invested capital	$6,893.9	$7,787.9	$13,465.2	$15,815.7
Cash dividends declared per common share	$—	$—	$—	$—

(1)	Financing obligations – non-current includes long-term debt, long-term capital leases, commercial paper and notes payable to banks, to the extent these existed in the periods presented.

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges(1)	5.3x	34.8x	40.7x	38.7x	25.6x	18.8x

(1)	For more information, see ‘‘Ratio of Earnings to Fixed Charges’’ on page 28.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

The summary unaudited pro forma condensed consolidated financial information is derived from, and should be read in conjunction with, the information provided in ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the notes thereto beginning on page 31. The summary unaudited pro forma condensed consolidated financial information is based upon our historical financial statements included in this prospectus. This pro forma financial information is presented as if the separation, the issuance of the unregistered senior notes and debentures and the use of the net proceeds therefrom to repay a portion of amounts previously borrowed had occurred as of the beginning of the period presented. Management believes the assumptions and allocations are reasonable. However, the pro forma results do not necessarily represent what the actual results would have been had Viacom been a stand alone public company, nor are they necessarily indicative of future results.

Summary Unaudited Pro Forma Condensed Consolidated Income
Statement Information
(in millions, except per share amounts)

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Revenues	$5,214.2	$9,609.6
Operating income	$1,286.7	$2,497.4
Net earnings from continuing operations	$719.2	$1,211.3
Net earnings from continuing operations per common share:
Basic	$0.99	$1.61
Diluted	$0.98	$1.61
Weighted average number of common shares outstanding:
Basic	729.1	751.6
Diluted	731.1	752.7

RISK FACTORS

You should consider carefully all of the information set forth in this prospectus and, in particular, the risk factors described below. In addition, the risks described below and elsewhere in this prospectus are not the only ones we are facing. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the events described below were to occur, our businesses, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. In any such case, we may not be able to pay interest or principal on the senior notes and debentures, and you could lose all or part of your investment.

Risks Related to Our Company

Our Success Is Dependent upon Audience Acceptance of Our Programs and Films Which Is Difficult to Predict

Entertainment content and feature film production and distribution are inherently risky businesses because the revenues derived from the production and distribution of a cable program or feature film, and the licensing of rights to the intellectual property associated with a program or film, depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of a cable program or feature film also depends upon the quality and acceptance of other competing programs and films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, many of which are also difficult to predict. Audience sizes for our cable networks are also factors that are weighed when deciding on the advertising rates and the renegotiation of affiliate rates that we receive. Poor ratings in targeted demographics can lead to a reduction in pricing and advertising spending. Further, the theatrical success of a feature film may impact revenues from other distribution channels, such as home entertainment and premium pay television, and sales of licensed consumer products. Consequently, low public acceptance of our cable programs and feature films will have an adverse effect on our results of operations.

A Decline in Advertising Expenditures Could Cause Our Revenues and Operating Results to Decline Significantly in Any Given Period or in Specific Markets

We derive substantial revenues from the sale of advertising on our cable networks. We have recently experienced a decline in international (particularly European) advertising revenues. A decline in advertising expenditures generally or in specific markets, including domestic and international markets, could significantly adversely affect our revenues and operating results in any given period. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Disasters, acts of terrorism, political uncertainty or hostilities could lead to a reduction in advertising expenditures as a result of economic uncertainty. In addition, advertising expenditures may also be affected by increasing competition for the leisure time of audiences. Advertising expenditures by companies in certain sectors of the economy, including the children’s toys and entertainment sectors, represent a sizeable portion of our advertising revenues. Any political, economic, social or technological change may result in a reduction of these sectors’ advertising expenditures. For example, at least one company has announced its intention to shift its advertising focus away from children under 12 years of age in response to concerns about child obesity and unhealthy eating. Any reduction in advertising expenditures could have an adverse effect on our revenues and results of operations.

Our Businesses Operate in Highly Competitive Industries

Participants in the cable and motion picture industries depend primarily upon the sale of advertising, revenues generated by the distribution of feature films and affiliate fees to generate revenue. Competition for viewers, advertising and distribution is intense and comes from broadcast networks and specialty cable channels; movie studios and independent film producers and distributors; local, regional and national newspapers; online activities; video gaming; direct mail; and other communications and advertising media that operate in these markets. In particular, online search engines have seen significant advertising growth, a portion of which is derived from traditional cable network advertisers. In addition, there has been consolidation in the media industry and our competitors include market participants with interests in multiple media businesses which are often vertically integrated. Our ability to compete successfully depends on a number of factors, including our ability to provide high quality and popular cable programs and motion pictures and our ability to achieve high distribution levels. In addition, cable providers and DTH satellite operators have developed new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers, and competitors targeting programming to narrowly defined audiences may gain an advantage over us for television advertising and subscription revenues. There can be no assurance that we will be able to compete successfully in the future against existing or potential competitors, or that competition will not have a material adverse effect on our business, financial condition or results of operations.

The Loss of Affiliation Agreements Could Cause Our Revenues to Decline in Any Given Period or in Specific Markets

We are dependent upon the maintenance of affiliation agreements with cable and DTH satellite operators for the distribution of our cable networks. Certain BET, BET J and MTV affiliation agreements have recently expired and are currently being negotiated. There can be no assurance that these affiliation agreements will be renewed in the future on terms acceptable to us. The loss of a significant number of these arrangements or the loss of carriage on the most widely penetrated programming tiers could reduce the distribution of our cable networks, which may adversely affect our advertising and affiliate fee revenues. In addition, further consolidation among cable and DTH satellite operators and increased vertical integration of such distributors into the cable or broadcast network business could adversely affect our ability to negotiate the launch of new networks or the ability to maintain existing distribution or obtain additional distribution for existing networks. In a more concentrated market, there can be no assurance that we will be able to obtain or maintain carriage of our programming services by distributors on commercially reasonable terms, or at all.

Box Office Receipts and DVD Sales Have Recently Been Declining, Which May Adversely Affect Our Prospects and Results of Operations

Several factors, including piracy, growing competition for consumer discretionary spending and low audience acceptance, may be contributing to a recent industry-wide decline in box office receipts and in declining or, in some cases, flattening DVD sales. According to Adams Media Research, domestic consumer spending on DVD and video increased by 5.4% in 2004 but decreased by 2.5% in 2005. Internationally, consumer spending on DVD and video increased by 14.9% in 2004 but decreased by 5.5% in 2005, according to Screen Digest. Our ability to sell our DVDs could also be affected by the influence of several large retailers, including, without limitation, Wal-Mart, whose decisions as to placement and removal of our DVDs could have a significant impact on our revenues from sales of DVDs. A continuing decline in attendance by moviegoers and in DVD sales could have a substantial adverse impact on our results of operations and growth prospects.

Our Revenues and Operating Results Are Subject to Cyclical and Seasonal Variations

Our revenues and operating results fluctuate due to the timing and availability of theatrical and home entertainment releases and of programming for syndication and cable exhibition and the timing of the beginning of the license periods for television exhibition of motion pictures. Our operating results also fluctuate due to the timing of the recognition of production costs and the possible later recognition of related revenues. In addition, the success of our individual titles may vary, causing our operating results to fluctuate.

Our business has experienced and is expected to continue to experience some seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing and listening habits and attendance. Typically, our revenue from advertising increases in the fourth quarter and revenue from feature films increases in the summer. The effect of such seasonality makes it difficult to estimate future operating results based on the results of any specific quarter.

We Must Respond to and Capitalize on Rapid Changes in Technology, Services and Standards in Order to Remain Competitive and Exploit New Opportunities

Technology in the video, telecommunications and data services used in the entertainment industry is changing rapidly. Advances in technologies or alternative methods of product delivery and storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our business. Examples of such advances in technologies include video-on-demand, new video formats and downloading from the Internet. For example, devices that allow users to view cable programs or motion pictures from a remote location or on a time-delayed basis and technologies which enable users to fast-forward or skip advertisements may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers and could therefore adversely affect our revenues. We may not have the right, and may not be able to secure the right, to distribute some of our licensed content across these, or any other, new platforms.

In addition, the ability to capitalize on a variety of distribution platforms for our programming and films, including new technologies, is one of our key business strategies. The ability to anticipate and exploit these new and future sources of revenue from technological developments will affect our ability to continue to grow and increase our revenue and expand our business.

Increased Programming and Content Costs May Adversely Affect Our Profits

We produce programming and incur costs for all types of creative talent including actors, writers and producers, and for new show concepts. We also acquire programming, such as movies and television series, from television production companies and movie studios. An increase in the costs of programming may lead to decreased profitability.

An increase in licensing costs could also affect our profits. For example, we license music videos for exhibition on our cable channels and other programming or content services from record companies in exchange for cash and advertising time or for promotional consideration only. We have entered into global music video licensing agreements with certain major record companies and into global or regional license agreements with certain independent record companies. We also license various other music rights from record companies, music publishers, performing rights societies and others. There can be no assurance that we will be able to obtain license renewals or additional license agreements and, if so, on favorable terms. There can also be no assurance that we will be able to secure the rights to distribute the content of our licenses over new platforms on acceptable terms. If we fail to obtain such extensions, renewals or agreements on acceptable terms and consequently cannot obtain licensing rights for content needed in our operations, our revenue or costs may be adversely affected.

Our Cable Networks Are Included with CBS Corporation’s Programming under Certain of Our Affiliation Agreements, and New Affiliation Agreements May Be More Difficult to Negotiate

Former Viacom was party to affiliation agreements with cable and DTH satellite operators pursuant to which both our cable networks and CBS Corporation’s television programming were carried by these distributors. After these agreements expire, our cable networks will no longer be included with CBS Corporation’s programming. Certain BET, BET J and MTV affiliation agreements have recently expired. There can be no assurance that we will be able to negotiate new affiliation agreements with these distributors on terms as favorable as was previously possible.

Changes in U.S. or Foreign Communications Laws or Other Regulations May Have an Adverse Effect on Our Business

The multichannel video programming and distribution industries in the United States are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the FCC. For example, federal legislation and FCC rules limit the amount and content of commercial material that may be shown on video programming channels during programming designed for children 12 years of age and younger. In November 2004, the FCC issued new rules that classify promotions on a channel for programs aired on that channel as commercial matter unless the programs being promoted are educational or informational as defined under FCC rules, and that limit the display during children’s programming of the Internet addresses of websites that contain or link to commercial material or that use characters from the program on which the website address is displayed to sell products or services. If retained without modification, these rules could have an adverse impact on our children’s programming channels, including Nickelodeon and Nick Jr., because they would force a reduction of promotional or advertising time during this programming and would limit our ability to promote our program-related websites that contain commercial material. Children’s advocacy groups and industry parties, including our company, have agreed to a proposal to modify these rules. The FCC has postponed implementation of the rule changes while it considers the proposal. The proposed rule modifications would mitigate the adverse impacts of the FCC’s rules on our company. However, there can be no assurance that the FCC will ultimately adopt these proposals.

In addition, the U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operations and ownership of our U.S. media properties. For example, some policymakers support the extension of indecency rules applicable to over-the-air broadcasters to cover cable and satellite operators. If such an extension took place and was not found to be unconstitutional, our content could be subject to additional regulation. Similarly, changes in regulations imposed by governments in other jurisdictions in which we, or entities in which we have an interest, operate could adversely affect our business, results of operations and ability to expand these operations beyond their current scope.

Requirements that Cable Operators Create Family Friendly Tiers or Offer Programming on an A La Carte Basis May Decrease the Distribution of Our Networks to Cable Television Subscribers and Materially Affect Our Results of Operations

Certain policymakers maintain that cable operators should be required to offer programming to subscribers on a network-by-network, or à la carte, basis or to provide ‘‘family friendly’’ program tiers. Certain distributors have recently launched ‘‘family-friendly’’ tiers to their customers that may or may not include some or all of our networks. In addition, the FCC recently issued a report finding consumers would benefit if cable operators were required to offer programming on an à la carte basis. The unbundling or tiering of program services could materially reduce distribution of certain of our channels, thereby leading to reduced viewership and increased marketing expenses, and could affect our ability to compete for or attract the same level of advertising dollars. Any decline in subscribers could lead to a loss in our advertising sales and affiliate fees and a reduction in payments by cable and DTH satellite operators.

Piracy of Our Motion Pictures, Intellectual Property and Other Content, Including Digital and Internet Piracy, May Decrease Revenue Received from the Exploitation of Our Cable Television Programs and Films and Adversely Affect Our Business and Profitability

The success of our business depends in part on our ability to maintain the intellectual property rights to our products and services. Piracy of motion pictures, television programming, video content and DVDs as well as other intellectual property is prevalent in many parts of the world and is made easier by technological advances allowing conversion of motion pictures, television programming and other content into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures and other content. The proliferation of unauthorized copies and piracy of these products may have an adverse effect on our business and profitability because these products reduce the revenue that we potentially could receive from the legitimate sale and distribution of our content. In addition, if piracy were to increase, it would have an adverse effect on business and profitability.

The Loss of Key Personnel, Including Talent, Could Disrupt the Management and Operations of Our Business and Adversely Affect Our Revenues

Our business depends upon the continued efforts, abilities and expertise of our senior management team and other key employees and entertainment personalities. We believe that the unique combination of skills and experience possessed by our key executives would be difficult to replace, and that the loss of our key executives could have a material adverse effect on us, including the impairment of our ability to execute our business strategy. Additionally, we employ or contract with several entertainment personalities with loyal audiences. These personalities are sometimes important to achieving current levels of viewership. There can be no assurance that these individuals will remain with us or will retain their current audiences. If we fail to retain these individuals or our entertainment personalities lose their current audiences, our revenues could be adversely affected.

We Could Be Adversely Affected by Strikes and Other Union Activity

We and our suppliers engage the services of writers, directors, actors and other talent, trade employees and others who are subject to collective bargaining agreements. If we or our suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could adversely affect our business by causing delays in the production, the release date or by reducing the profit margins of our cable programs or feature films.

Political and Economic Risks Associated with Our Businesses Could Harm Our Financial Condition

Our businesses operate and have customers worldwide. Inherent risks of doing business in international markets include, among other risks, changes in the economic environment, export restrictions, exchange controls, tariffs and other trade barriers and longer payment cycles. We may incur substantial expense as a result of the imposition of new restrictions or changes in the existing economic environment in the regions where we do business. Acts of terrorism or other hostilities, or other future financial, political, economic or other uncertainties, could lead to a reduction in advertising and other revenue, which could materially adversely affect our business, financial condition or results of operations.

The Failure or Destruction of Satellites and Facilities that We Depend Upon to Distribute Our Programming Could Materially Adversely Affect Our Business and Results of Operations

We use satellite systems to transmit our cable networks to cable systems and other distributors worldwide. The distribution facilities include uplinks, communications satellites and downlinks. Transmissions may be disrupted as a result of local disasters that impair on-ground uplinks or downlinks, or as a result of an impairment of a satellite. Currently, there are a limited number of communications satellites available for the transmission of programming. If a disruption occurs, we may not be able to secure alternate distribution facilities in a timely manner. Failure to secure alternate distribution facilities in a timely manner could have a material adverse effect on our business and results of operations.

We Could Suffer Losses Due to Asset Impairment Charges for Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, ‘‘Goodwill and Other Intangible Assets,’’ which we refer to in this prospectus as ‘‘SFAS 142,’’ we will test goodwill and intangible assets for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test. A downward revision in the fair value of a reporting unit or intangible assets could result in an impairment under SFAS 142 and a non-cash charge would be required. Any significant shortfall, now or in the future, in the expected popularity of the feature films or other content we produce, could lead to a downward revision in the fair value of such assets. Any such charge could have a material effect on our reported net earnings.

Fluctuations in Foreign Exchange Rates Could Have an Adverse Effect on Our Results of Operations

Certain of our revenues are earned and expenses are incurred in foreign currencies. The value of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which could have an adverse effect on our results of operations.

Our Liabilities Related to Lease Guarantees and Litigation Could Adversely Impact Our Financial Condition

We have both recognized and potential liabilities and costs related to discontinued operations and former businesses, including, among other things, potential liabilities to landlords if Blockbuster should default on certain store leases entered into prior to Blockbuster’s initial public offering in 1999, and pending and threatened litigation. We cannot assure you that our reserves are sufficient to cover these liabilities in their entirety or any one of these liabilities when it becomes due or at what point any of these liabilities may come due. Therefore, there can be no assurance that these liabilities will not have a material adverse effect on our financial condition.

If the Integration of DreamWorks into Our Business Does Not Yield Expected Benefits, or If Our Transition to a New Distribution Infrastructure in International Theatrical and Worldwide Television Markets Does Not Fully Succeed, Our Results of Operations Could Be Adversely Impacted

We acquired DreamWorks L.L.C. on January 31, 2006. If the integration of DreamWorks, including its motion pictures, employees and information systems, into our business is not fully successful or does not yield expected benefits to Paramount Pictures’ business, our expected results of operations could be adversely impacted. We also are developing our television market sales capabilities, restructuring our international distribution operations and retaining a greater proportion of international rights to our film product. Any failure to fully succeed in developing our television market sales capabilities, restructuring our international distribution operations or capitalizing on the international rights we retain could adversely affect our results of operations.

NAI, Through Its Voting Control of Viacom, Is in a Position to Control Actions that Require Stockholder Approval and May Have Interests that Are Different than Yours

NAI, through its beneficial ownership of our Class A common stock, has voting control of Viacom. Mr. Sumner M. Redstone, the controlling stockholder, Chairman of the Board of Directors and Chief Executive Officer of NAI, serves as Executive Chairman of our Board of Directors and Founder, Ms. Shari Redstone, the President and a director of NAI, serves as non-executive Vice Chair of our Board of Directors, and Mr. Philippe P. Dauman, a director of NAI, serves as our President and Chief Executive Officer and as one of our directors. In addition, Mr. Abrams is a director of both NAI and Viacom. NAI is in a position to control the outcome of corporate actions that require stockholder approval, including the election of directors and transactions involving a change of control. The interests of NAI may not be the same as yours.

We Have a New Operating Structure and New Members of Management at Viacom Corporate and Paramount Pictures

On September 5, 2006, we announced the appointment of Mr. Dauman as President and Chief Executive Officer, replacing the then-current President and Chief Executive Officer, Mr. Freston, and the appointment of Mr. Dooley as Senior Executive Vice President and Chief Administrative Officer. In addition to this event, we are continuing to manage our separation from CBS Corporation, which involved the division of Former Viacom’s businesses. In connection with the separation, many jointly-held assets and operating systems as well as personnel were allocated between the companies, in particular at Paramount Pictures and in Former Viacom’s corporate offices, and new related party agreements were entered into to govern the ongoing business relationships between the companies following the separation. Due to these events, Viacom corporate and Paramount Pictures have senior management teams that include several executives who were hired relatively recently or who recently assumed all or a substantial part of their current responsibilities, including Mr. Dauman and Mr. Dooley.

Risks Related to Our Separation from CBS Corporation

Our Historical and Pro Forma Financial Information May Not Be Indicative of Our Results as a Separate Company

The historical and pro forma financial information presented in this prospectus relating to periods prior to our separation from CBS Corporation may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been operating as a stand-alone entity during the periods presented or what our results of operations, financial condition and cash flows will be in the future. As a result, historical and pro forma financial information should not be relied upon as being indicative of our future results of operations, financial condition and cash flows.

Our Business and Other Businesses Which Are Controlled by Sumner Redstone, Including CBS Corporation, Are and Will Continue to Be Attributable to Each Other for Certain Regulatory Purposes

So long as we and CBS Corporation are under common control, each company’s businesses, as well as the businesses of any other commonly controlled company, such as NAI, NAIRI and Midway Games, Inc., which is also controlled by Mr. Redstone, may be attributable to the other companies for purposes of U.S. and non-U.S. antitrust rules and regulations, certain rules and regulations of the FCC, and certain rules regarding political campaign contributions in the United States, among others. The businesses of each company may continue to be attributable to the other companies for FCC purposes even after the companies cease to be commonly controlled, if the companies share common officers, directors, or attributable stockholders. As a result, the businesses and conduct of any of these other companies may have the effect of limiting the activities or strategic business alternatives available to our company.

The Separation Agreement Between CBS Corporation and Us Prohibits Us from Engaging in Certain Types of Businesses

Under the terms of the Separation Agreement, we generally agreed that we will not own or acquire certain interests in specified types of media companies if such ownership would cause CBS Corporation to be in violation of U.S. federal laws limiting the ownership of broadcast licenses or if it would limit CBS Corporation’s ability under these laws to acquire television or radio stations or television networks. Additionally, we may not make acquisitions, enter into agreements or accept or agree to any condition that purports to bind CBS Corporation or subjects CBS Corporation to restrictions it is not otherwise subject to by legal order without CBS Corporation’s consent. We and CBS Corporation have agreed that prior to the earliest of (1) the fourth anniversary of the separation, (2) the date on which none of Mr. Redstone, NAI, NAIRI or any of their successors, assigns or transferees are deemed to have interests in both CBS Corporation and Viacom that are attributable under applicable U.S. federal laws and (3) the date on which the other company ceases to own the video programming vendors that it owns as of the separation, neither of them will own or acquire an interest in a cable television operator if such ownership would subject the other company to U.S. federal laws regulating contractual relationships between video programming vendors and video programming distributors that the other company is not then subject to. These restrictions could limit the strategic business alternatives available to us.

The Tax Matters Agreement and the Tax Rules Applicable to the Separation May Restrict Our Ability to Engage in Certain Corporate Transactions

In connection with the separation, we entered into a Tax Matters Agreement, effective upon the consummation of the separation. The Tax Matters Agreement provides, among other things, that, depending on the event, we may have to indemnify CBS Corporation for some or all of the taxes resulting from the merger and the distribution of our common stock in the merger if the merger and distribution do not qualify as a tax-free distribution under Sections 355 and 368 of the Code. In addition, the current U.S. federal income tax law creates a presumption that the distribution of our common stock in the merger would be taxable to CBS Corporation, but not to its stockholders, if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in our stock ownership during the four-year period that begins two years before the date of the separation, unless it is established that the transaction was not undertaken pursuant to a plan or series of transactions related to the separation. The Treasury Regulations currently in effect generally provide that whether such distribution is part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury Regulations. In addition, the Treasury Regulations provide several ‘‘safe harbors’’ for acquisition transactions that are not considered to be part of a plan. The indemnification obligations set forth in the Tax Matters Agreement and the above-described provisions of the tax law may prevent us from entering into transactions which might be advantageous to our stockholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities, and may make us less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with us.

We Rely on CBS Corporation’s Performance under Various Agreements among the Companies

In connection with the separation, we entered into various agreements, including the Separation Agreement, the Tax Matters Agreement and a Transition Services Agreement pursuant to which we will provide certain specified services to CBS Corporation following the separation, and certain related party arrangements pursuant to which we will provide services and products to CBS Corporation from and after the separation. The Separation Agreement sets forth the distribution of assets, liabilities, rights and obligations of Viacom and CBS Corporation following the separation, and includes indemnification obligations for such liabilities and obligations. In addition, pursuant to the Tax Matters Agreement, certain income tax liabilities and related responsibilities are allocated between, and indemnification obligations have been assumed by, each of us and CBS Corporation. Each company will rely on the other company to satisfy its performance and payment obligations under these agreements. Certain of the liabilities to be assumed or indemnified by us or CBS Corporation under these agreements are legal or contractual liabilities of the other company. If CBS Corporation were to breach or be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification obligations, we could suffer operational difficulties or significant losses.

Certain Members of Management, Directors and Stockholders May Face Actual or Potential Conflicts of Interest

The management and directors of Viacom and CBS Corporation own both our common stock and CBS Corporation common stock, and both Viacom and CBS Corporation are controlled by NAI. Mr. Redstone, the controlling stockholder, Chairman of the Board of Directors and Chief Executive Officer of NAI, serves as our Executive Chairman of our Board of Directors and Founder and Executive Chairman of the Board of Directors and Founder of CBS Corporation. Ms. Redstone, the President and a director of NAI, serves as non-executive Vice Chair of the Board of Directors of both Viacom and CBS Corporation. Mr. Dauman, a director of NAI, serves as our President and Chief Executive Officer and as one of our directors. Mr. Abrams is a director of NAI and serves as a director of Viacom. This ownership overlap and these common directors could create, or appear to create, potential conflicts of interest when Viacom’s and CBS Corporation’s management, directors and controlling stockholder face decisions that could have different implications for Viacom and CBS Corporation. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Viacom and CBS Corporation regarding the terms of the agreements governing the separation and the relationship between Viacom and CBS Corporation thereafter. Potential conflicts of interest could also arise if we and CBS Corporation enter into any commercial arrangements with each other in the future. Each of Mr. Redstone and Ms. Redstone may also face conflicts of interest with regard to the allocation of his or her time between us and CBS Corporation.

Our certificate of incorporation and the CBS Corporation certificate of incorporation each contains provisions related to corporate opportunities that may be of interest to us and to CBS Corporation. Our certificate of incorporation provides that in the event that a director, officer or controlling stockholder of ours who is also a director, officer or controlling stockholder of CBS Corporation acquires knowledge of a potential corporate opportunity for both Viacom and CBS Corporation, such director, officer or controlling stockholder may present such opportunity to us or CBS Corporation or both, as such director, officer or controlling stockholder deems appropriate in his or her sole discretion, and that by doing so such person will have satisfied his or her fiduciary duties to us and our stockholders. In addition, our certificate of incorporation provides that we renounce any interest in any such opportunity presented to CBS Corporation. These provisions create the possibility that a corporate opportunity of one company may be used for the benefit of the other company.

Risks Related to the Exchange Senior Notes and Debentures

The Exchange Senior Notes and Debentures Will Be Structurally Subordinated to All Obligations of Our Subsidiaries

The exchange senior notes and debentures will not be guaranteed by our subsidiaries, and therefore they will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including claims with respect to trade payables. As of June 30, 2006, our direct and indirect subsidiaries had approximately $337.5 million of indebtedness outstanding. The indenture for the exchange senior notes and debentures will not prohibit or limit any of our subsidiaries from incurring any indebtedness or other obligations. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us.

An Active Trading Market for the Exchange Senior Notes and Debentures May Not Develop or Be Sustained

The exchange senior notes and debentures are new securities for which there currently is no market. We have not listed and do not intend to list the exchange senior notes and debentures on any U.S. national securities exchange or quotation system. We cannot assure you that any market for the exchange senior notes and debentures will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the exchange senior notes and debentures may be adversely affected.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2006 on a historical basis. This table should also be read together with our unaudited consolidated historical financial statements and the notes thereto included in this prospectus. We will not receive any proceeds from this exchange offer.

At June 30, 2006
(unaudited)
(in millions)
Cash and cash equivalents	$312.1
Debt:
Notes payable to banks	560.0
Senior notes due 2009, LIBOR + 0.35%	750.0
Senior notes due 2011, 5.75%	1,491.3
Senior notes due 2016, 6.25%	1,493.6
Senior debentures due 2036, 6.875%	1,732.7
Commercial paper	1,295.9
Capital leases	337.5
Total debt	7,661.0
Stockholders’ Equity:
Class A Common Stock, par value $0.001 per share, 375 shares authorized: 61.6 shares outstanding	0.1
Class B Common Stock, par value $0.001 per share, 5,000 shares authorized: 690.6 shares outstanding	0.7
Additional paid-in capital	7,693.0
Treasury stock	(1,602.3)
Retained earnings	754.5
Accumulated other comprehensive income	47.9
Total Stockholders’ Equity	6,893.9
Total Capitalization	$14,554.9

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning our ratio of earnings to fixed charges. For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes plus distributed income of equity investees and fixed charges. Fixed charges are defined as interest expense and one-third of gross rent expense relating to operating leases which is deemed to be representative of interest. For the six months ended June 30, 2006, fixed charges include interest expense on indebtedness outstanding during that period. For periods ending December 31, 2005 and prior, indebtedness, other than certain capital lease obligations, was not transferred to Viacom as it remained at CBS Corporation. Accordingly, debt service cost is not reflected in periods prior to the six months ended June 30, 2006.

	Six Months Ended June 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges(1)	5.3x	34.8x	40.7x	38.7x	25.6x	18.8x

(1)	Interest expense increased for the first six months of 2006 principally due to higher average debt outstanding and higher interest rates. The higher debt outstanding resulted principally from funding the special dividend payment made to CBS Corporation in connection with the separation from Former Viacom in December 2005, the purchase of DreamWorks on January 31, 2006, and the purchase of common stock under the Company’s stock repurchase program which began in January 2006. Interest expense will increase substantially for the remainder of 2006 versus 2005 as this higher level of debt is expected to be outstanding for the entire year.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange senior notes and debentures contemplated by this prospectus, we will receive unregistered senior notes and debentures from you in like principal amount. The unregistered senior notes and debentures surrendered in exchange for the exchange senior notes and debentures will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange senior notes and debentures will not result in any change to our indebtedness.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto and the related ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ beginning on page 33. The consolidated income statement data for the years ended December 31, 2005, 2004, 2003 and 2002 and the consolidated balance sheet data at December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements. The unaudited consolidated income statement data for the six months ended June 30, 2006 and 2005 and for the year ended December 31, 2001 and the unaudited consolidated balance sheet data at June 30, 2006 and December 31, 2002 and 2001 are derived from our accounting records for those periods and have been prepared on a basis consistent with our audited consolidated financial statements, except we adopted the provisions of FAS 123R effective January 1, 2006.

The selected consolidated financial data may not necessarily reflect our results of operations and financial position in the future or what results of operations and financial position would have been had we been a separate, stand-alone company during the periods presented. For additional information, see ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the notes thereto beginning on page 31.

Consolidated Income Statement Data
(in millions, except per share amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)						(unaudited)
Revenues	$5,214.2	$4,408.4	$9,609.6	$8,132.2	$7,304.4	$6,050.7	$5,497.6
Operating income	$1,286.7	$1,210.4	$2,366.4	$2,282.8	$2,001.8	$1,737.6	$1,092.1
Net earnings from continuing operations	$733.2	$724.6	$1,303.9	$1,392.9	$1,147.4	$993.9	$438.5
Net earnings from continuing operations per common share (basic and diluted)	$1.00	$0.96	$1.73	$1.85	$1.53	$1.32	$0.58
Weighted average number of common shares outstanding:
Basic common shares	729.1	751.6	751.6	751.6	751.6	751.6	751.6
Diluted common shares	731.1	751.6	751.6	751.6	751.6	751.6	751.6

Consolidated Balance Sheet Data
(in millions)

	At June 30,	At December 31,
	2006	2005	2004	2003	2002	2001
	(unaudited)				(unaudited)	(unaudited)
Total assets	$20,048.1	$19,115.6	$18,440.8	$22,304.4	$21,993.0	$23,007.8
Financing obligations – non-current(1)	$7,601.6	$5,702.1	$291.7	$163.4	$139.9	$156.8
Total stockholders’ equity/invested capital	$6,893.9	$7,787.9	$13,465.2	$15,815.7	$15,248.6	$16,275.6
Cash dividends declared per common share	$—	$—	$—	$—	$—	$—

(1)	Financing obligations – non-current includes long-term debt, long-term capital leases, commercial paper and notes payable to banks, to the extent these existed in the periods presented.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

This unaudited pro forma condensed consolidated financial information and the notes thereto should be read together with our consolidated financial statements and the notes thereto included in this prospectus and the related ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ beginning on page 33. This pro forma financial information is presented as if the separation, the issuance of the unregistered senior notes and debentures and the use of the net proceeds therefrom to repay a portion of the amounts previously borrowed, had occurred as of the beginning of the period presented. Management believes the assumptions and allocations are reasonable. However, the pro forma results do not necessarily represent what the actual results would have been had Viacom been a stand alone public company; nor are they necessarily indicative of future results.

Unaudited Pro Forma Condensed Consolidated Income Statement Information
Year ended December 31, 2005
(In millions, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma
Revenues	$9,609.6	$—	$9,609.6
Expenses:
Operating	4,737.4	—	4,737.4
Selling, general and administrative(1)(2)	2,246.8	(151.9)	2,094.9
Depreciation and amortization(2)	259.0	20.9	279.9
Total expenses	7,243.2	(131.0)	7,112.2
Operating income	2,366.4	131.0	2,497.4
Interest expense(3)	(23.0)	(344.6)	(367.6)
Interest income	3.9	—	3.9
Other items, net	(29.0)	—	(29.0)
Earnings from continuing operations before income taxes, equity in earnings of affiliated companies and minority interest	2,318.3	(213.6)	2,104.7
Provision for income taxes(4)	(1,020.0)	121.0	(899.0)
Equity in earnings of affiliated companies, net of tax	9.4	—	9.4
Minority interest, net of tax	(3.8)		(3.8)
Net earnings from continuing operations	1,303.9	(92.6)	1,211.3
Net earnings from continuing operations per common share(5)
Basic	$1.73	—	$1.61
Diluted	$1.73	—	$1.61
Weighted average number of common shares outstanding
Basic	751.6	—	751.6
Diluted	751.6	1.1	752.7

(1)	Pro forma adjustment eliminates the impact of separation-related costs of $163.5 million.

(2)	Pro forma adjustments of $32.5 million (including $11.6 million adjustment to selling, general and administrative and $20.9 million adjustment to depreciation and amortization) necessary to increase Paramount Pictures and Corporate overhead expenses to reflect our cost base as a stand-alone public company.

(3)	The pro forma adjustment to interest expense has been determined by adding (i) the annual interest charge of $302.7 million for the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures as if such senior notes and debentures were outstanding as of January 1, 2005 and (ii) the annual interest charge of $41.9 million for $716 million of the 2009 senior notes, based on an annual interest rate of 5.69%, being LIBOR plus 0.35%, which was utilized to repay the remaining $716 million of the $5.4 billion of debt incurred to pay the special dividend to Former Viacom under the terms of the Separation Agreement as if such 2009 senior notes were outstanding as of January 1, 2005. For each 1/8 percentage point change in the annual interest rate on the 2009 senior notes, the effect on net income is $0.5 million.

(4)	Pro forma adjustment to the provision for income taxes calculated using blended statutory rates in effect for 2005.

(5)	Basic Earnings per Share (‘‘EPS’’) is computed by dividing net earnings by the number of shares of common stock issued and outstanding at the date of the separation as if such shares were outstanding for the full year. Diluted EPS is computed by dividing net earnings by the number of shares issued and outstanding at the date of separation adjusted to give effect to all potentially dilutive common shares weighted for the full year-ended December 31, 2005.

Unaudited Pro Forma Condensed Consolidated Income Statement Information
Six Months ended June 30, 2006
(In millions, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma
Revenues	$5,214.2	$—	$5,214.2
Expenses:
Operating	2,745.2	—	2,745.2
Selling, general and administrative	1,018.0	—	1,018.0
Depreciation and amortization	164.3	—	164.3
Total expenses	3,927.5	—	3,927.5
Operating income	1,286.7	—	1,286.7
Interest expense, net(l)	(199.4)	(23.2)	(222.6)
Other items, net	2.2	—	2.2
Earnings from continuing operations before income taxes, equity in earnings of affiliated companies and minority interest	1,089.5	(23.2)	1,066.3
Provision for income taxes(2)	(359.9)	9.2	(350.7)
Equity in earnings of affiliated companies, net of tax	5.8	—	5.8
Minority interest, net of tax	(2.2)	—	(2.2)
Net earnings from continuing operations	733.2	(14.0)	719.2
Net earnings from continuing operations per common share:
Basic	$1.00	$—	$0.99
Diluted	$1.00	$—	$0.98
Weighted average number of common shares outstanding:
Basic	729.1	—	729.1
Diluted	731.1	—	731.1

(1)	Pro forma adjustments to interest expense, net have been determined by adding (i) the interest charge of $87.4 million for the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures as if such senior notes and debentures were outstanding as of January 1, 2006 until April 11, 2006 plus (ii) the interest charge of $19.8 million for the 2009 senior notes, based on an annual interest rate of 5.69%, being LIBOR plus 0.35%, as if such 2009 senior notes were outstanding as of January 1, 2006 until June 15, 2006 less (iii) the interest expense savings of $84.0 million (calculated based on actual interest rates in effect for the six months ended June 30, 2006) resulting from utilizing the net proceeds from the issuance of the unregistered senior notes and debentures to repay a portion of the $6.0 billion term facility due in 2007 as if such amounts were repaid as of January 1, 2006. For each 1/8 percentage point change in the annual interest rate on the 2009 senior notes the effect on six months ended June 30, 2006 net income is $0.2 million.

(2)	Pro forma adjustments to the provision for income taxes calculated using the blended statutory tax rate of 39.6% for the six months ended June 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of results of operations and financial condition should be read in conjunction with the consolidated financial statements and related notes included in this prospectus. Descriptions of all documents included as exhibits to the registration statement that includes this prospectus are qualified in their entirety by reference to the full text of such documents so included. References in this section to ‘‘Viacom,’’ ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Viacom Inc. and its consolidated subsidiaries through which its various businesses are conducted, unless the context requires otherwise. Certain amounts have been reclassified to conform to the 2005 presentation.

Overview

The Separation

On December 31, 2005 we became a stand-alone public entity by separating from Former Viacom. Prior to the separation, we were a wholly-owned subsidiary of Former Viacom. The separation was effected through a merger of Former Viacom and one of its wholly-owned subsidiaries, pursuant to which Former Viacom continued as the surviving entity and was renamed CBS Corporation and we were renamed Viacom Inc. In connection with the merger and the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corporation Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corporation Class B common stock. Holders of Viacom Class A and Class B common stock received cash in lieu of fractional shares.

In accordance with the terms of the Separation Agreement between CBS Corporation and Viacom, on December 29, 2005, we paid a preliminary special dividend of $5.4 billion to CBS Corporation, subject to certain adjustments. On March 14, 2006, CBS Corporation provided an initial statement that the dividend should be increased by a net amount of approximately $460 million. On April 28, 2006, we served CBS Corporation with a notice of disagreement. Based on an assessment of the amount and underlying components of the proposed additional dividend payment we recorded a net amount of $170.2 million at March 31, 2006 which was paid to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

The Separation Agreement further provided that the Company is responsible for the first $195.0 million in costs directly related to the separation. Amounts incurred in excess of $195.0 million will be funded equally between the Company and CBS Corporation. Included as a component in selling, general and administrative expenses in the Company’s Consolidated Income Statement for the year ended December 31, 2005 is $163.5 million of transaction costs reflected as period expenses. Such amounts principally included investment banking and other professional fees.

In connection with the separation, Viacom and CBS Corporation also entered into certain other agreements in order to govern certain of the ongoing relationships between Viacom and CBS Corporation after the separation. These agreements include a Transition Services Agreement and a Tax Matters Agreement. Related party arrangements are more fully described below and in the notes to the consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements of the Company are presented on a carve-out basis for periods prior to and including December 31, 2005, and reflect the consolidated historical results of operations, financial position and cash flows of the Company, with operations in two segments: (i) Cable Networks and (ii) Entertainment.

The assets and liabilities of Viacom have been accounted for at the historical book values carried by Former Viacom prior to the separation and were assigned to Viacom pursuant to the terms of the Separation Agreement. The indebtedness of Former Viacom, other than certain capital lease obligations, was not transferred to Viacom and remains as indebtedness of CBS Corporation. Prior to the separation, Former Viacom centrally managed the cash flows generated from the Company’s various businesses. The Invested Capital balance included as a component of Stockholders’ Equity in the Company’s Consolidated Balance Sheet through the date of separation includes accumulated earnings of the Company as well as receivables/payables due to/from CBS Corporation resulting from cash transfers and intercompany activity. Interest was not charged or credited on amounts due to/from Viacom.

The Consolidated Income Statements include allocations of Former Viacom corporate expenses and Paramount Pictures corporate overhead including accounting, treasury, tax, legal, human resources, information systems and other services as well as depreciation and amortization on allocated costs, to reflect the utilization of such shared services and assets by the Company. Total corporate costs allocated to the Company, excluding separations costs, were approximately $162.0 million, $136.2 million, and $112.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, and were primarily included in Selling, General and Administrative expenses in the accompanying Consolidated Income Statements. Management believes the methodologies used to allocate charges for the services described above are reasonable.

The consolidated financial statements may not necessarily reflect Viacom’s results of operations, financial position and cash flows in the future or what Viacom’s results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone company during the periods presented. As described above, none of the indebtedness of Former Viacom other than capital lease obligations was assumed by the Company and remains as indebtedness of CBS Corporation. Accordingly, debt service cost is not reflected in the Company’s Consolidated Income Statements for the periods prior to the six months ended June 30, 2006.

Famous Players and Blockbuster Inc. have been reported as discontinued operations. Famous Players was sold on July 22, 2005 and Blockbuster was split-off from Former Viacom in 2004.

Segments

We are a leading worldwide multiplatform, pure play content company with operations in the following segments:

Cable Networks:    The Cable Networks segment consists of the businesses of MTV Networks, including MTV: Music Television®, MTV2®, Nickelodeon®, Nick at Nite®, Noggin®, The N®, Nicktoons Network™, Turbo Nick™, VH1®, TV Land®, Spike TV®, CMT®: Country Music Television™, Logo™, Comedy Central®, Comedy Central’s MotherLoad™, MTV Desi™, MTV Chi™, MTV Español®, mtvU™, mtvU Uber™, MTV Hits™, MTV Jams™, TEMPO™, MTV Overdrive™, MHD™, VH1 Classic™, VHUno™, VH1 Soul™, VH1 Country™, VH1’s Vspot™, Game One™, VIVA™, TMF™, The Box™, Paramount Comedy™, Neopets™, GameTrailers.com™ and IFILM®; and the businesses of BET Networks, which include BET® (Black Entertainment Television) and BET J™; and other program services, including online programming services such as websites, broadband channels and wireless applications.

Entertainment:    The Entertainment segment includes Paramount Pictures®, which produces and distributes feature motion pictures, Famous Music®, which engages in the music publishing business, and interests in 19 movie theaters.

Our revenues from the Cable Networks segment accounted for 64% of our consolidated revenues for the six months ended June 30, 2006 and for 70% of our consolidated revenues for 2005. Our revenues from the Entertainment segment accounted for 37% of our consolidated revenues for the six months ended June 30, 2006 and for 31% of our consolidated revenues for 2005. Elimination of intercompany revenues accounted for (1)% of our consolidated revenues for the six months ended June 30, 2006 and for (1)% of our consolidated revenues for 2005.

Revenues

We have one of the largest collections of cable programming assets in the world. Our leading program services reach 179 territories through more than 120 worldwide cable networks presented in 28 different languages and reach over 480 million subscriber households worldwide. In the United States, our leading networks program approximately 1,720 hours per week and, according to Nielsen Media Research®, reached approximately 150 million television viewers each week in the period from February 2006 to June 2006. Many of our brands, such as MTV, Nickelodeon and VH1, are known worldwide. MTV is one of the most widely distributed television brands and is regularly cited, most recently in 2006, as The World’s Most Valuable Media Brand by Interbrand Corp., an international brand consultancy. Nickelodeon, which as of June 2006 was available in approximately 300 million television households worldwide as a full channel or a branded program block, is the world’s most widely distributed children’s television brand and has been the top-rated cable network for children in the United States for the past 11 years.

Our Cable Networks segment revenues depend on the strength of our brands, which significantly affect our ability to attract and retain advertisers and affiliates. Our revenues depend in part on our success in developing brands that appeal to a wide range of targeted niche audiences and represent demographics sought after by advertisers and affiliates. In addition, the extent of our distribution to specialized audiences and our focus on forging strong connections with our audiences determine whether our networks are an attractive venue for advertisers and affiliates.

Revenues from the Cable Networks segment are generated principally from advertising sales and affiliate fees. The sale of advertising time is affected by the desirability of viewer demographics, viewer ratings and economic conditions in the marketplace that could alter advertisers’ spending habits. Affiliate fees consist of subscription fees from cable television operators, DTH satellite operators and other distributors who carry our networks. Our agreements with our distributors generally are long-term, have staggered expiration dates and provide for built-in rate increases and protected distribution. Other Cable Networks revenues consist of revenues from home entertainment sales of our original cable programming, the licensing and merchandising of our cable and consumer products worldwide and the syndication of cable programming. These revenues are driven primarily by the popularity of our programming airing on our cable networks.

Cable Network’s revenue growth depends on the continued increases in advertising revenues and affiliate fees from our distributors through the continued production of compelling content. Growth also depends on our ability to successfully expand onto new distribution platforms such as wireless and the Internet as these platforms become increasingly attractive to advertisers. We believe media fragmentation plays to our strengths, and our intent is to take advantage of emerging technological and consumer trends by extending our brands and distributing our content into new forms of integrated digital distribution, such as broadband, wireless, online community, video-on-demand, high-definition programming and other businesses. We aim to achieve this through a combination of organic growth, investment in our existing and complementary businesses, strategic relationships, and focused acquisitions that fit with our current brands and core competencies.

Revenues from our Entertainment segment are primarily generated from feature film, which includes the exploitation of motion pictures in theatrical release, home entertainment, and other means, including network, pay television, syndication and basic cable revenues. Other Entertainment revenues principally relate to music publishing. The results of operations for the Entertainment segment substantially depend on the public response to our theatrical and DVD releases, our ability to obtain creative talent and story properties, and our films’ distribution and marketing success. Therefore, the results of the Entertainment segment can be volatile.

Our strategies for growing Entertainment revenues include implementing a multi-label model capitalizing on MTVN, BET, and DreamWorks brands; owning and increasing our control over international distribution; significantly expanding our home entertainment capabilities; and broadening our portfolio of films with an increased focus on specialty films. Developing synergies across our brands permits us to leverage our core MTVN and BET audiences that open and drive movies. Using our creative and marketing advantages in our common research, talent connections and global marketing activities will also benefit Entertainment.

Operating Expenses

Operating expenses represented approximately 70% and 68% of our total expenses for the six months ended June 30, 2006 and 2005, respectively, and represented approximately 65%, 67% and 69% our total expenses in 2005, 2004 and 2003, respectively. Operating expenses consist of the following:

Production and program expenses.    In the Cable Networks segment, these expenses reflect amortization cost of all original and acquired programming exhibited on our cable networks. Production and program expenses are generally variable and depend primarily on the cost of on- and off-screen talent, whether or not scripted and whether animated or live. In the Entertainment segment, production and program expenses relate primarily to the amortization of feature film production costs, and development projects, production overhead and acquisition costs.

Distribution expenses.    These expenses include advertising and other distribution costs incurred primarily with respect to Entertainment product in theatrical or home entertainment release.

Other operating expenses.    These expenses primarily include the cost of home entertainment product as well as licensing and merchandising of Cable Networks product.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily include expenses incurred for selling and marketing, occupancy, insurance, administrative support activities and public company expenses and for the year ended December 31, 2005, includes separation-related costs of $163.5 million.

Depreciation and Amortization

Our depreciation and amortization primarily relates to owned buildings, leasehold improvements, equipment and transponders, and intangible assets.

Acquisitions and Dispositions

On August 9, 2006, we agreed to acquire Atom Entertainment, Inc., a portfolio of four online destinations for casual games, short films and animation, for cash consideration of approximately $200 million. The acquisition is subject to customary closing conditions and is expected to close in the third quarter. On June 1, 2006, we acquired an additional ten percent interest in Nick UK for $8.9 million. Previously, Nick UK was a fifty-fifty joint venture with BSkyB. With the additional interest, we obtained control of Nick UK and began consolidating its operations as of June 1, 2006. On May 9, 2006, we completed the acquisition of Xfire, Inc, a leading gaming and social networking service, for initial cash consideration of approximately $102 million. An additional $8 million is expected to be paid out over four years based upon continued service of the employees. On January 31, 2006, we completed our acquisition of DreamWorks, a leading producer of live-action motion pictures, television programming and home entertainment products, for approximately $1.53 billion, net of cash acquired. We also entered into exclusive seven-year agreements for worldwide distribution rights and fulfillment services to films produced by DreamWorks Animation SKG, Inc. Among the assets acquired with the purchase of DreamWorks was a live-action film library consisting of 59 films released through September 16, 2005. On May 5, 2006, we sold a fifty-one percent controlling interest in the entity that owns the library to Soros Strategic Partners LP and Dune Entertainment II LLC, an affiliate of Dune Capital Management LP, for net proceeds of $675.3 million. We retained a minority interest in the entity that owns the library. In connection with the sale of the live-action film library, Soros entered into exclusive five-year agreements with Paramount Pictures and its international affiliates for distribution and fulfillment services of the live-action library by Paramount Pictures. In the event that Soros and Dune continue to control the entity that owns the film library after the fifth year, the distribution agreement with Paramount Pictures will automatically renew.

On November 22, 2005, MTV Networks acquired substantially all the assets of GameTrailers LLC, including the internet site GameTrailers.com. GameTrailers.com is the largest online-focused provider and aggregator of broadband video content for video game enthusiasts. On October 12, 2005, MTV Networks acquired IFILM Corp., which owns IFILM.com, a website that allows users to upload and download short video clips, television show segments and movie trailers, for $49.0 million. On August 2, 2005, Famous Music acquired The Extreme Music Library Limited and Director’s Cuts Production Music Limited and their wholly-owned subsidiaries for approximately $45.1 million. On June 20, 2005, MTV Networks acquired Neopets for approximately $160.0 million. Neopets is the owner and operator of Neopets.com, a leading online destination and community for kids and young adults, whose members, among other things, create and care for virtual pets.

During 2004, MTV Networks acquired 97.8% of VIVA, a youth entertainment media company based in Germany, for a total purchase price of $393.6 million and acquired the remainder in 2005 for $8.4 million. During 2003, MTV Networks acquired the remaining 50% interest in Comedy Central that it did not previously own for $1.2 billion.

On July 22, 2005, Former Viacom sold Famous Players, its Canadian-based theater chain, for approximately $400.0 million. In October 2004, Former Viacom completed the split-off of Blockbuster by exchanging the 72 million shares of Blockbuster Class A common stock and 72 million shares of Blockbuster Class B common stock that it owned for 27,961,165 shares of Former Viacom Class A and Class B common stock.

Consolidated Results of Operations – Six months ended June 30, 2006 vs. six months ended June 30, 2005 and year ended December 31, 2005 vs. year ended December 31, 2004 and year ended December 31, 2004 vs. year ended December 31, 2003

The accompanying consolidated financial statements are presented on a carve-out basis for periods prior to and including December 31, 2005 and reflect the consolidated historical results of operations, financial position and cash flows of the Company, with operations in two segments: (i) Cable Networks which includes MTV Networks and BET Networks and (ii) Entertainment which includes Paramount Pictures, Famous Music publishing operations and interests in 19 movie theaters.

The historical financial statements include allocations of Former Viacom corporate expenses and Paramount Pictures corporate overhead, including accounting, treasury, tax, legal, human resources, information systems and other transactions with Former Viacom. Former Viacom debt, other than capital lease obligations, has not been allocated and the related interest expense is not reflected in results of operations. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein do not necessarily reflect what Viacom’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been if Viacom had been a stand-alone company during the periods presented. Transactions between Viacom and Former Viacom and between Viacom and CBS Corporation have been identified as transactions between related parties.

The following table sets forth our results of operations:

(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Revenues	$5,214.2	$4,408.4	$9,609.6	$8,132.2	$7,304.4
Expenses:
Operating	2,745.2	2,167.0	4,737.4	3,908.0	3,672.6
Selling, general and administrative	1,018.0	908.9	2,246.8	1,689.8	1,432.1
Depreciation and amortization	164.3	122.1	259.0	251.6	197.9
Total expenses	3,927.5	3,198.0	7,243.2	5,849.4	5,302.6
Operating income	1,286.7	1,210.4	2,366.4	2,282.8	2,001.8
Interest expense, net	(199.4)	(9.5)	(19.1)	(20.9)	(21.0)
Other items, net	2.2	(8.6)	(29.0)	(17.7)	(24.6)
Earnings from continuing operations before income taxes, equity in earnings (loss) of affiliated companies and minority interest	1,089.5	1,192.3	2,318.3	2,244.2	1,956.2
Provision for income taxes	(359.9)	(470.3)	(1,020.0)	(808.2)	(787.6)
Equity in earnings (loss) of affiliated companies, net of tax	5.8	4.8	9.4	(40.0)	(18.2)
Minority interest, net of tax	(2.2)	(2.2)	(3.8)	(3.1)	(3.0)
Net earnings from continuing operations	733.2	724.6	1,303.9	1,392.9	1,147.4
Discontinued operations, net of tax (a)	21.3	(20.4)	(47.0)	(1.099.2)	(802.8)
Net earnings before cumulative effect of accounting change	754.5	704.2	1,256.9	293.7	344.6
Cumulative effect of accounting change, net of taxes	—	—	—	—	(6.1)
Net earnings	$754.5	$704.2	$1,256.9	$293.7	$338.5

(a)	On July 22, 2005, Former Viacom sold Famous Players, its Canadian-based theater chain, to Cineplex Galaxy L.P., and as a result Famous Players is presented as a discontinued operation. In October 2004, the exchange offer for the split-off of Blockbuster was completed. Accordingly, Blockbuster is also presented as a discontinued operation. All prior period amounts have been reclassified to conform to this presentation. For the six months ended June 30, 2006, discontinued operations principally includes the release of reserves resulting from an audit settlement and the effect of adjusting recorded liabilities for lease obligations provided on behalf of Blockbuster and Famous Players to fair value.

Revenues

Revenues for the six months ended June 30, 2006 increased $805.8 million, or 18%, to $5.21 billion versus the same period last year. The acquisition of DreamWorks L.L.C., which was consummated on January 31, 2006, and the commencement of distribution activities for DreamWorks Animation SKG Inc. (‘‘DreamWorks Animation’’) and DreamWorks live-action films (collectively ‘‘DreamWorks’’) contributed $519.5 million, or 64%, of the reported growth for the same period. Cable Networks segment revenue increased 7%, or $229.2 million, to $3.32 billion compared to the same period for 2005, driven principally by increases in domestic advertising sales of 8%, or $126.8 million, to $1.77 billion and affiliate fee increases of 10%, or $88.5 million, to $990.7 million. Entertainment revenues were up $585.1 million compared to the same period for 2005, principally attributable to DreamWorks.

Our revenues for 2005 of $9.61 billion increased $1.48 billion, or 18%, from $8.13 billion for 2004, reflecting 18% growth in Cable Networks and 19% growth in Entertainment. Our revenues for 2004 of

$8.13 billion increased $827.8 million, or 11%, from $7.30 billion for 2003, driven by a 20% increase in Cable Networks, partially offset by a decline in Entertainment of 5%. For 2005, acquisitions, including IFILM, Extreme Music and Neopets, and VIVA, which was acquired in 2004, contributed incremental revenues of $104.2 million, or 1%, to our revenue growth. In 2004, acquisitions, including VIVA and Comedy Central, which was acquired in 2003, contributed incremental revenues of $306.1 million, or 4%, to our revenue growth.

The tables below present our revenues by component, net of intercompany eliminations, for each of the six-month periods ended June 30, 2006 and 2005 and for each of the years ended December 31, 2005, 2004 and 2003.

(in millions) Revenues by Component	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
	2006	2005	2006 vs. 2005	2005	2004	2005 vs. 2004	2003	2004 vs. 2003
Advertising sales	$1,916.7	$1,800.5	6%	$3,963.4	$3,349.6	18%	$2,769.0	21%
Feature film	1,786.9	1,277.7	40%	2,873.4	2,394.5	20%	2,561.7	(7)%
Affiliate fees	990.7	902.2	10%	1,824.8	1,640.3	11%	1,448.4	13%
Ancillary	519.9	428.0	21%	948.0	747.8	27%	525.3	42%
Total Revenues by Component	$5,214.2	$4,408.4	18%	$9,609.6	$8,132.2	18%	$7,304.4	11%

	Six Months Ended June 30,		Year Ended December 31,
Percentage of Revenues by Type	2006	2005	2005	2004	2003
Advertising sales	37%	41%	41%	41%	38%
Feature film	34%	29%	30%	30%	35%
Affiliate fees	19%	20%	19%	20%	20%
Ancillary	10%	10%	10%	9%	7%
Total	100%	100%	100%	100%	100%

Operating Expenses

For the six months ended June 30, 2006, operating expenses of $2.75 billion increased $578.2 million, or 27%, from $2.17 billion for the six months ended June 30, 2005. For 2005, operating expenses of $4.74 billion increased $829.4 million, or 21%, from $3.91 billion in 2004. For 2004, operating expenses increased $235.4 million, or 6%, from $3.67 billion in 2003. The table below presents our operating expenses by type for each of the six month periods ended June 30, 2006 and 2005 and for each of the years ended December 31, 2005, 2004 and 2003:

(in millions) Operating Expenses by Type	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
	2006	2005	2006 vs. 2005	2005	2004	2005 vs. 2004	2003	2004 vs. 2003
Production and program	$1,742.1	$1,403.3	24%	$3,168.9	$2,426.0	31%	$2,193.7	11%
Distribution	813.9	618.4	32%	1,179.0	1,172.2	1%	1,258.2	(7)%
Other	189.2	145.3	30%	389.5	309.8	26%	220.7	40%
Total Operating Expenses	$2,745.2	$2,167.0	27%	$4,737.4	$3,908.0	21%	$3,672.6	6%

The major changes in operating expenses were as follows:

For the six months ended June 30, 2006, production and programming expenses increased $338.8 million, or 24%, versus the same period last year, primarily attributable to increased film amortization and, to a lesser extent, increased amortization for programming airing on the Company’s cable networks. Production and program expenses of $3.17 billion in 2005 increased $742.9 million, or 31%, from $2.43 billion in 2004. Cable Networks expenses grew 19% in line with revenue growth. Entertainment expenses grew 49%, or $421.9 million, driven primarily by two productions War of the Worlds and The Longest Yard. Also contributing to the growth in Entertainment expenses were write-offs of $31.6 million related to management’s decision to abandon certain development projects and increases of $20 million in development costs associated with the transition to new leadership at Paramount. For 2004, production and program expenses increased $232.3 million, or 11%, from

$2.19 billion in 2003 with an increase in Cable Networks of 23% in line with revenue growth, partially offset by a decrease in Entertainment of 4%, driven by a 19% reduction in development costs and a 3% decline in film amortization, participation and residual expense.

Distribution expenses increased $195.5 million, or 32%, for the six months ended June 30, 2006. This increase reflects higher print and advertising costs in Entertainment as a result of the timing of spending for theatrical releases and the commencement of distribution activities for DreamWorks Animation and DreamWorks L.L.C. productions. The increase was partially offset by lower distribution expenses in Cable Networks related principally to the timing of DVD releases. Distribution expenses of $1.18 billion in 2005 increased $6.8 million, or 1%, from $1.17 billion in 2004. Distribution expenses for 2004 decreased $86.0 million, or 7%, from $1.26 billion in 2003 principally reflecting lower distribution costs for home entertainment releases of feature films.

Other operating expenditures increased $43.9 million, or 30%, for the six months ended June 30, 2006 versus the same period last year, driven principally by the growth in ancillary revenues and the related participations owed on ancillary revenues generated. Other operating expenses of $389.5 million in 2005 increased $79.7 million, or 26%, from $309.8 million in 2004 due to higher costs associated with home entertainment sales and licensing, which grew by 29% in Cable Networks. Other operating expenses increased $89.1 million, or 40%, to $309.8 million in 2004 from 2003 principally due to 37% growth in Cable Networks reflecting higher costs associated with home entertainment sales and licensing and additional costs from Comedy Central, acquired in May 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenditures were up $108.9 million, or 12%, in the six months ended June 30, 2006 compared to the same period for 2005. The increases are driven by higher overhead at Entertainment resulting from the DreamWorks acquisition on January 31, 2006. Corporate expenses also increased 54% for the six months ended June 30, 2006 compared to the same period for 2005 driven principally by higher compensation-related expense, including stock based compensation. An incremental $14.9 million in compensation expense was recognized for the six months ended June 30, 2006. Selling, general and administrative expenses of $2.25 billion in 2005 increased $557.0 million, or 33%, reflecting separation-related charges of $163.5 million, $70.5 million in operating segment severance charges and an increase of $217.9 million, or 16%, in Cable Networks in line with 18% revenue growth. Selling, general and administrative expenses of $1.69 billion in 2004 increased $257.7 million, or 18%, primarily reflecting higher employee-related expenses, severance charges of $28.1 million, as well as twelve months of expenses for Comedy Central, versus seven months in 2003.

Depreciation and Amortization

Depreciation and amortization increased $42.2 million for the six months ended June 30, 2006 as compared to the same period for 2005. The increase is principally attributable to the acquisition of DreamWorks. Incremental transponder amortization for the six months ended June 30, 2006 of $4.3 million also contributed to the overall increases. For 2005, depreciation and amortization increased $7.4 million, or 3%, from $251.6 million principally driven by higher intangible asset amortization resulting from acquisitions. For 2004, depreciation and amortization increased $53.7 million, or 27%, from $197.9 million in 2003, primarily reflecting capital expenditures increases related to leasehold improvements, equipment and transponders.

Interest Expense, net

For the six months ended June 30, 2006, interest expense, net increased $189.9 million, as compared to the same period for 2005, principally due to higher average debt outstanding and higher interest rates in 2006. The higher debt outstanding results from funding the special dividend payment to CBS Corporation made in connection with the separation from Former Viacom in December 2005, the purchase of DreamWorks on January 31, 2006, and the purchase of common stock under the stock repurchase program which began in January 2006. Interest expense, net for 2006 includes costs related to our senior notes and debentures, credit facilities, capitalized lease obligations and amounts associated with our derivative financial instruments. For 2005, interest expense decreased by $1.2 million from $24.2 million and interest income increased by $.6 million to $3.9 million. For 2004, interest expense increased by $1.0 million to $24.2 million from $23.2 million in 2003 and interest income increased by $1.1 million to $3.3 million versus $2.2 million in 2003. Interest expense for 2005 was not materially impacted by the debt incurred by the Company in connection with the payment of the special dividend due to the short period of time the debt was outstanding in 2005. We may incur additional debt for a variety of reasons, including, but not limited to, acquisitions and stock repurchases. We expect interest expense, net for the full year 2006 to be significantly higher in 2006 as compared to 2005, which was prepared on a carve-out basis. See the Unaudited Pro Forma Condensed Consolidated Income Statement.

Other Items, net

For the six months ended June 30, 2006, other items, net increased $10.8 million as compared to the same period for 2005, which reflects the transactional foreign exchange gains that occurred in the second quarter, partially offset by the costs associated with the securitization of trade receivables. Other items, net reflected a net loss of $29.0 million for 2005, $17.7 million for 2004 and $24.6 million for 2003, principally consisting of costs associated with securitizing trade receivables of $15.9 million, $7.7 million and $5.7 million, respectively, and foreign exchange losses of $14.3 million, $9.3 million, and $18.9 million, respectively.

Provision for Income Taxes

The provision for income taxes relates to federal, state, local and foreign income taxes on earnings before income taxes. For the six months ended June 30, 2006, we recorded income tax expense of $359.9 million on pretax income of $1.09 billion resulting in an effective tax rate of 33.0%. Included in income tax expense is the release of $70.7 million of discrete tax and related interest reserves as a result of audit settlements and a reduction in the full year effective tax rate to 39.6% principally due to a reduction in state and international effective tax rates. Our annual effective tax rate was 44.0% in 2005 versus 36.0% in 2004 and 40.3% before the cumulative effect of accounting changes in 2003. Our higher effective rate for 2005 principally reflects the effect of non-deductible separation-related expenses of $102.0 million which are included in the total separation costs of $163.5 million. Included in the 2004 rate was the recognition of $77.0 million in tax benefits from the resolution of certain income tax audits in 2004. Former Viacom managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company.

Equity in Earnings (Loss) of Affiliated Companies, Net of Tax

Equity in earnings of affiliated companies, net of tax reflected earnings of $5.8 million for the six months ended June 30, 2006 and increased $1.0 million as compared to the same period for 2005. The increase was driven principally by the performance of equity affiliates in Brazil and Australia, partially offset by declines at MTV Russia and MTV Italy. Equity in earnings (loss) of affiliated companies, net of tax reflected earnings of $9.4 million for 2005 and losses of $40.0 million for 2004 and $18.2 million for 2003. For 2005, earnings primarily include positive results from MTV Networks international affiliates. For 2004, the loss principally reflected losses from the sale of international theater ventures, partially offset by positive results from other international ventures. For 2003, results principally reflected operating losses from international ventures, partially offset by the positive results of Comedy Central prior to acquisition in May 2003.

Minority Interest, Net of Tax

Minority interest, net of tax primarily represents ownership held by third parties of certain international pay television companies. Minority interest, net of tax was flat for the six months ended June 30, 2006 as compared to the same period for 2005.

Discontinued Operations, Net

For the six months ended June 30, 2006, discontinued operations principally includes the release of reserves resulting from an audit settlement and the effect of adjusting recorded liabilities for lease obligations provided on behalf of Blockbuster and Famous Players to fair value. Net earnings (loss) from discontinued operations for prior periods reflects the operating results of Blockbuster and Famous Players through their respective dates of disposition. Discontinued operations reflected losses of $47.0 million, $1.1 billion and $802.8 million for 2005, 2004 and 2003, respectively. Former Viacom recognized a net loss of $47.0 million in 2005 in connection with the sale of Famous Players. The loss from discontinued operations in 2004 included a non-cash charge of $1.5 billion ($1.2 billion net of minority interest and tax) for the impairment of Blockbuster goodwill and other long-lived assets in accordance with SFAS 142 ‘‘Goodwill and Other Intangible Assets’’ and SFAS No. 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets.’’

In 2003, we recorded a non-cash impairment charge related to Blockbuster of approximately $1.3 billion ($1.0 billion, net of minority interest and tax) in accordance with SFAS 142. In completing our analysis of the fair value of the video business, several events led to the conclusion that the business had incremental risks that were required to be included in our evaluation of goodwill. Additionally, Blockbuster’s review of long-lived assets in conjunction with SFAS 144 resulted in an impairment charge of approximately $18.5 million to reduce the carrying value of certain fixed assets in four international markets.

Cumulative Effect of Accounting Change, Net of Tax

For 2003, the cumulative effect of accounting change, net of tax, of $6.1 million, resulted from the adoption of SFAS No. 143 ‘‘Accounting for Asset Retirement Obligations.’’

Net Earnings

For the six months ended June 30, 2006 and 2005, we reported consolidated net earnings of $754.5 million and $704.2 million, respectively. The $50.3 million increase was primarily driven by an increase in operating income and reduction of income tax expense, partially offset by increased interest expense. For 2005, we reported consolidated net earnings of $1.26 billion versus $293.7 million in 2004 and $338.5 million in 2003. The increase in net earnings in 2005 was largely attributable to the decline in net loss from discontinued operations and increased revenues of 18%, partially offset by higher operating expenses. The decrease in net earnings in 2004 was driven by the increase in net loss from discontinued operations partially offset by revenue growth primarily from advertising.

Segment Results of Operations – For the Six Months Ended June 30, 2006 and 2005 and for the Years Ended December 31, 2005, 2004 and 2003

The tables below present our revenues, operating income, and depreciation and amortization by segment for each of the six month periods ended June 30, 2006 and 2005 and each of the years ended December 31, 2005, 2004 and 2003.

(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Revenues:
Cable Networks	$3,322.8	$3,093.6	$6,757.8	$5,745.5	$4,775.3
Entertainment	1,948.2	1,363.1	2,995.3	2,513.7	2,655.8
Eliminations(a)	(56.8)	(48.3)	(143.5)	(127.0)	(126.7)
Total Revenues	$5,214.2	$4,408.4	$9,609.6	$8,132.2	$7,304.4
Operating Income:
Cable Networks	$1,331.4	$1,214.3	$2,610.1	$2,265.0	$1,928.9
Entertainment	57.5	54.2	70.1	154.2	189.7
Segment Total	1,388.9	1,268.5	2,680.2	2,419.2	2,118.6
Corporate expenses	(102.2)	(65.8)	(308.5)	(128.1)	(103.8)
Eliminations(a)	—	7.7	(5.3)	(8.3)	(13.0)
Total Operating Income	$1,286.7	$1,210.4	$2,366.4	$2,282.8	$2,001.8
Depreciation and Amortization:
Cable Networks	$121.8	$107.4	$230.8	$223.2	$171.4
Entertainment	36.4	11.1	23.0	19.0	16.8
Corporate	6.1	3.6	5.2	9.4	9.7
Total Depreciation and Amortization	$164.3	$122.1	$259.0	$251.6	$197.9

(a)	Eliminations principally reflect intercompany transactions related to the sale of advertising time to Paramount Pictures and the license of feature films to Cable Networks.

Cable Networks

Cable Networks contributed 64% of consolidated revenues for the six months ended June 30, 2006. Cable Networks contributed 70% of consolidated revenues for the year ended December 31, 2005, 71% for the year ended December 31, 2004 and 65% for the year ended December 31, 2003.

The table below presents Cable Networks’ revenues by component for each of the six month periods ended June 30, 2006 and 2005 and each of the years ended December 31, 2005, 2004 and 2003.

(in millions)	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
Revenues by Component	2006	2005	2006 vs. 2005	2005	2004	2005 vs 2004	2003	2004 vs. 2003
Advertising sales	$1,942.4	$1,828.6	6%	$4,035.3	$3,410.2	18%	$2,819.0	21%
Affiliate fees	990.7	902.2	10%	1,824.8	1,640.3	11%	1,448.4	13%
Ancillary	389.7	362.8	7%	897.7	695.0	29%	507.9	37%
Total Revenues by Component	$3,322.8	$3,093.6	7%	$6,757.8	$5,745.5	18%	$4,775.3	20%

Six Months Ended June 30, 2006 vs. Six Months Ended June 30, 2005

For the six months ended June 30, 2006, revenues increased 7% to $3.32 billion compared to the same period for 2005. Domestic revenue for the six months ended June 30, 2006 was up 9% compared with the six months ended June 30, 2005, including advertising revenues up 8%, affiliate fees up 10% and ancillary revenues up 12%, principally based upon higher syndication fees. International revenues were flat as increases in affiliate fees and ancillary revenues were offset by decreases in advertising.

Domestic advertising revenues increased $126.8 million, or 8%, offset by a decline in international advertising of $13.0 million, or 7%. Advertising revenues were down internationally 7% attributable to lower advertising spend, principally in Germany, and the impact of foreign exchange, partially offset by increases across much of the rest of Europe and in emerging markets, principally in Asia and Latin America. Affiliate fees increased $88.5 million, or 10%, including a 10% growth in international markets driven principally by France due to new channel launches. Domestic affiliate growth increased 10% as a result of both rate and subscriber increases. Ancillary revenues increased $26.9 million, or 7%, led principally by a 12% growth in domestic ancillary revenues, or $26.4 million, principally as a result of higher syndication fees resulting from the availability of South Park as well as other licensing and merchandising revenues when compared to 2005.

For the six months ended June 30, 2006, operating income increased 10% as a result of $229.2 million of increased revenue, principally advertising revenue, partially offset by a $97.7 million increase in operating and selling, general and administrative costs as well as an increase in depreciation and amortization. Operating expenses increased $72.6 million, mostly for domestic networks due primarily to increases in programming and production costs. Original programming increased due to the addition of several new shows including The Colbert Report, The Daily Show, Mind of Mencia and Showbiz Show. Acquired programming also increased mainly due to third-party acquisitions airing subsequent to the second quarter of 2005. The production and programming increases were partially offset by the non-renewal of WWE in 2006. Total selling, general and administrative expenses increased $25.1 million, mostly due to increases in general and administrative costs. Selling and marketing costs increased $2.1 million predominantly all within domestic operations. The increase was mainly driven by higher integrated marketing spending as well as advertising expense, including upfront expenses, primarily offset by savings in on-air promotions and consumer marketing campaigns. General and administrative costs account for the remainder of the increase primarily driven by increased facilities costs and stock-based compensation expense. Depreciation and amortization increased $14.4 million due principally to increases in depreciation related to property, plant and equipment and increased depreciation also related to MTV Europe transponders and acquisition-related amortization.

2005 vs. 2004

For 2005, Cable Networks revenues increased $1.01 billion, or 18%, to $6.76 billion principally driven by a $625.1 million, or 18%, increase in advertising revenues, a $184.5 million, or 11%, increase in affiliate revenues, and a $202.7 million, or 29%, increase in ancillary revenues. Advertising sales, which represented 60% of total revenues in 2005 and 59% in 2004, reflected double-digit gains across all MTV Networks domestic channels and BET, as well as 26% growth in international markets. Affiliate fees, which represented 27% of Cable Networks revenues in 2005, were up 11%, reflecting subscriber and rate increases at MTV Networks from new and existing domestic networks and across international geographies as well as subscriber and rate increases at BET. Ancillary revenues, which represented approximately 13% of Cable Networks revenues in 2005, were up 29%, primarily reflecting higher home video revenues as well as higher syndicated fees for Comedy Central and for VIVA. Acquisitions, including VIVA, IFILM and Neopets, contributed $99 million in incremental revenues in 2005.

For 2005, Cable Networks operating income increased $345.1 million, or 15%, to $2.61 billion, reflecting higher revenues, partially offset by 21% and 20% increases in operating expenses and SG&A, respectively. The increase in operating expenses reflected a $64.1 million increase in original series programming costs at MTV Networks as well as higher amortization expenses associated with new acquired programming, such as CSI: Crime Scene Investigation for Spike, and higher music publishing and license fees. SG&A expenses increased principally due to higher domestic and international marketing expenses of $92.4 million, increased rent and maintenance costs, as well as severance expense of $47.9 million at MTV Networks. Total expenses for 2005 also included the full year impact of VIVA, which was acquired in 2004 and the inclusion of IFILM and Neopets.

2004 vs. 2003

For 2004, Cable Networks revenues increased $970.2 million, or 20%, to $5.75 billion, principally driven by a $591.2 million, or 21%, increase in advertising sales and a $191.9 million, or 13%, increase in affiliate fees and a 37% increase in ancillary. Approximately 13% of Cable Networks revenues were generated from international regions, of which approximately 71% came from Europe. Total international revenue growth was 35%, led by Europe, and domestic revenues grew 19%.

Advertising sales, which represented 59% of total revenues in 2004 and 2003, grew as a result of an increase in the number of units sold and higher average rates. MTV Networks’ advertising sales grew 22%, led by growth at Comedy Central, Nickelodeon and MTV, as well as the inclusion of VIVA. Advertising revenues at BET grew 11%. The growth in affiliate fees, which represented 29% and 30% of total revenues in 2004 and 2003, respectively, was principally driven by rate increases and subscriber growth at domestic channels. Ancillary revenues, increased $187.1 million, or 37%, benefiting from increases in Nickelodeon merchandising and licensing and higher home entertainment revenues led by Chappelle’s Show DVD sales and higher international syndication sales.

For 2004, Cable Networks operating income increased $336.1 million, or 17%, to $2.27 billion, reflecting higher revenues, partially offset by a 22% increase in total expenses. The increase in total expenses for the year included an increase in operating expenses of $376.3 million, or 24%, which was driven by higher costs for original and acquired programming, particularly at MTV, VH1, Spike, TV Land and BET. Selling, general and administrative expenses for 2004 increased $205.8 million, or 18%, primarily due to higher sales and marketing-related costs at MTV Networks and increased employee-related expenses. Total expenses also included the full year impact of Comedy Central and the inclusion of VIVA.

VIVA’s results, included as part of MTV Networks, contributed $63.0 million of revenues to Cable Networks for 2004 from the date of acquisition, and contributed 1% to the total revenue increase. Comedy Central, which was acquired in May 2003, contributed 5% to Cable Networks revenue growth for 2004.

Entertainment

Entertainment contributed 37% of consolidated revenues for the six months ended June 30, 2006. DreamWorks contributed $519.5 million for the six months ended June 30, 2006. Entertainment contributed 31% of consolidated revenues for the years ended December 31, 2005 and 2004, and 36% for the year ended December 31, 2003. The table below presents Entertainment’s revenues by component for each of the six month periods ended June 30, 2006 and 2005 and each of the years ended December 31, 2005, 2004 and 2003.

(in millions)	Six Months Ended June 30,			Year Ended December 31,			Year Ended December 31,
Revenues by Component	2006	2005	2006 vs. 2005	2005	2004	2005 vs. 2004	2003	2004 vs. 2003
Feature film	$1,815.7	$1,291.4	41%	$2,898.7	$2,425.4	20%	$2,576.7	(6)%
Ancillary	132.5	71.7	85%	96.6	88.3	9%	79.1	12%
Total Revenues by Component	$1,948.2	$1,363.1	43%	$2,995.3	$2,513.7	19%	$2,655.8	(5)%

Six Months Ended June 30, 2006 vs. Six Months Ended June 30, 2005

Feature film includes revenues earned from theatrical, home entertainment and television exhibition. For the six months ended June 30, 2006, entertainment revenues increased 43%, or $585 million, primarily due to increases in television license fees and theatrical revenues and, to a lesser extent, increases in home entertainment revenues and ancillary revenues. Home entertainment revenues increased 8%, or $58.0 million, due to incremental DreamWorks revenue of $157.4 million, substantially offset by lower revenues for Paramount titles. Domestically, Failure to Launch and Yours, Mine & Ours in the current period compared unfavorably against Lemony Snicket’s A Series of Unfortunate Events, The SpongeBob SquarePants Movie and Coach Carter for the comparable 2005 period. Internationally, home video sales of Collateral in the prior period were substantially higher than current period titles, including Four Brothers and Elizabethtown. Significant DreamWorks products for the period included Just Like Heaven and Dreamer. The $258.1 million, or 89%, increase in television fees for the six months ended June 30, 2006 was principally attributable to DreamWorks. DreamWorks contributed an incremental $202.7 million based upon the availability of such titles as Madagascar, War of the Worlds, and Shark Tale. In addition, Paramount titles contributed to higher pay television and network fees due to the mix and availability of titles. Theatrical revenues increased $208.2 million based mostly on stronger international performance. DreamWorks contributed $151.5 million from titles including Over the Hedge, She’s the Man, Match Point and Munich. In addition, domestic theatrical releases including Mission: Impossible III and Failure to Launch performed comparably to Longest Yard and Coach Carter, however, international revenues for Mission: Impossible III exceeded those of the comparable War of the Worlds due mostly to the timing of each release as compared to quarter end. The increase in ancillary revenues of $60.8 million for the six months ended June 30, 2006 was principally driven by studio rental income as well as increased music royalties earned by Famous Music.

Operating income for the six months ended June 30, 2006 increased $3.3 million compared to the same period for 2005, reflecting increases in television revenues offset by the timing of distribution expenses and higher overhead costs, principally due to the integration of DreamWorks. Operating expenses increased $506.6 million for the six months ended June 30, 2006, principally driven by increased film amortization due to increased revenues generated from both Paramount and DreamWorks product. Distribution costs increased principally as a result of print and advertising costs associated with the timing of theatrical releases and the larger slate of film product with the addition of DreamWorks L.L.C. and DreamWorks Animation distribution. Selling, general and administrative costs for the six months ended June 30, 2006 increased due to higher overhead resulting from the DreamWorks acquisition on January 31, 2006. The increase in depreciation and amortization for the six months ended June 30, 2006 is principally attributable to the amortization of distribution rights acquired as part of the DreamWorks L.L.C. acquisition.

2005 vs. 2004

For 2005, Entertainment revenues increased $481.6 million, or 19%, to $3.0 billion, driven by War of the Worlds, The Longest Yard, Coach Carter, Sahara and Four Brothers. Including home entertainment sales, those five films more than doubled the performance of comparable 2004 titles, including Mean Girls, The Manchurian Candidate, The Stepford Wives, Collateral and Twisted. 2005 also benefited from the carryover impact of the 2004 slate which contributed over $100 million more to 2005 than the 2003 titles contributed to 2004; however, those gains were partially offset by lower sales from older titles and the carryover impact of the 2003 DVD release of The Adventures of Indiana Jones titles in 2004. Approximately 40% of Entertainment’s revenues were partially generated from international regions in 2005, principally Europe and Canada.

For 2005, Entertainment operating income decreased $84.1 million, or 55%, to $70.1 million, primarily due to a $31.6 million charge related to the abandonment of development projects started by prior management, severance costs of $22.6 million incurred to adjust Paramount’s overhead structure, and incremental development costs of approximately $20 million.

2004 vs. 2003

For 2004, Entertainment revenues decreased $142.1 million, or 5%, to $2.51 billion, principally reflecting lower feature film revenues, partially offset by higher ancillary revenues from music publishing. Approximately 39% of Entertainment’s revenues were generated from international regions in 2004, principally Europe and Canada.

For 2004, feature film revenues decreased $151.3 million, or 6%, principally reflecting 11% lower worldwide home entertainment revenues as contributions from 2004 titles, including Mean Girls, School of Rock, The Manchurian Candidate, The Stepford Wives and Paycheck, did not match the success of the prior year’s titles led by The Adventures of Indiana Jones–the Complete DVD Movie Collection, How To Lose A Guy In 10 Days and The Italian Job. Worldwide theatrical revenues decreased 3% with releases, including Mean Girls, Collateral, Lemony Snicket’s A Series of Unfortunate Events, The SpongeBob SquarePants Movie and The Manchurian Candidate. Ancillary revenues, primarily from music publishing, increased $9.2 million, or 12%, to $88.3 million in 2004.

For 2004, Entertainment operating income decreased $35.5 million, or 19%, to $154.2 million primarily due to the revenue decreases noted above, partially offset by a $106.6 million, or 4%, decrease in total expenses primarily from operating expenses. The decrease in operating expenses principally reflected lower film distribution costs, film amortization and participation and residual expenses. Selling, general and administrative expenses increased 13% due in part to a severance charge of $10.4 million recorded in the second quarter of 2004 related to a management change.

License fees for television exhibition of completed motion pictures are recorded as revenue in the period that the products are available for such exhibition, which, among other reasons, may cause substantial fluctuation in operating results. Unrecognized revenues attributable to television licensing agreements were approximately $1.1 billion as of December 31, 2005 and $1.2 billion as of December 31, 2004 and 2003, including intercompany revenues of $61.3 million, $65.9 million and $68.9 million, respectively.

Cash Flows

Cash and cash equivalents decreased by $49.0 million for the six months ended June 30, 2006 and $211.1 million for the year ended December 31, 2005.

(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Cash provided by operating activities	$574.7	$683.6	$1,627.4	$1,989.9	$1,911.0
Cash used for investing activities	(314.8)	(239.4)	(165.1)	(288.6)	(1,594.6)
Cash used for financing activities	(315.7)	(472.5)	(1,251.2)	(1,844.4)	(220.3)

Operating Activities

Cash provided by operating activities decreased by $108.9 million as compared to the six months ended June 30, 2005. The decrease was principally driven by higher investments in film, substantially driven by DreamWorks and Cable Networks programming as well as higher cash interest payments, partially offset by lower cash tax payments.

Cash provided by operating activities of $1.63 billion for the year ended December 31, 2005 decreased $362.5 million versus 2004. The decrease was principally due to a decrease in cash flows attributable to discontinued operations of $285.8 million, lower net earnings from continuing operations and higher cash taxes paid in 2005.

In 2004, cash provided by operating activities increased $78.9 million to $1.99 billion from $1.91 billion for the same prior year period. The increase primarily reflected higher earnings from continuing operations in 2004 and higher receivable collections in 2004, partially offset by a decrease in cash flow provided by discontinued operations in 2004 and the timing of the split-off of Blockbuster which occurred in October 2004. In 2003, cash provided by operating activities increased $310.2 million to $1.9 billion, principally due to higher earnings from continuing operations in 2003 and higher cash flow provided by discontinued operations.

Investing Activities

Net cash utilized for investing activities in the six months ended June 30, 2006 increased $75.4 million as compared to the comparable 2005 period due to the acquisition of DreamWorks and Xfire, partially offset by the sale of the live-action library in the second quarter.

Cash used for net investing activities of $165.1 million for the year ended December 31, 2005 principally reflected acquisitions of $356.1 million, consisting primarily of the acquisition of Neopets,

IFILM and Extreme Music, and capital expenditures of $193.0 million, partially offset by proceeds from dispositions of $404.2 million, primarily from the sale of Famous Players. Capital expenditures of $193.0 million increased $52.5 million, or 37%, principally reflecting increased investment in information systems in part related to the separation from the Former Viacom and leasehold improvements. Capital expenditures for Cable Networks were $142.5 million, $86.9 million and $81.7 million for 2005, 2004 and 2003, respectively. The 64% incremental spending in 2005 is largely attributable to investments in technology and information systems. Entertainment capital expenditures were $46.7 million, $29.2 million and $27.6 million for 2005, 2004 and 2003, respectively. The 60% incremental spending in 2005 primarily relates to information systems and improvements to Paramount’s studio assets.

In 2004, cash used for investing activities of $288.6 million reflected acquisitions of $363.7 million, primarily consisting of the acquisition of VIVA, capital expenditures of $140.5 million and cash flow attributable to discontinued operations of $433.3 million partially offset by the $738.1 million special distribution paid by Blockbuster in the third quarter of 2004. Capital expenditures increased $26.2 million, or 23%, to $140.5 million in 2004. Net cash expenditures for investing activities of $1.6 billion for the year ended December 31, 2003 principally reflected acquisitions of $1.3 billion and capital expenditures of $114.3 million. Acquisitions in 2003 included the acquisition of the remaining 50% interest in Comedy Central for $1.2 billion. Investing activities also included additional investments in affiliated companies which totaled $74.3 million in 2004 and $23.2 million in 2003.

Financing Activities

For the period ended June 30, 2006, we utilized the $5.47 billion of net proceeds from two private placements of debt securities to repay a significant portion of amounts previously outstanding under our credit facilities. For the six months ended June 30, 2006, we borrowed a net $1.89 billion, the proceeds of which were primarily utilized for acquisitions, principally DreamWorks, and the purchase of treasury stock.

Cash used for financing activities for 2005 principally reflected the net contribution to Former Viacom. Since the businesses of Viacom were held directly or indirectly by Former Viacom, daily cash needs of Viacom were funded by Former Viacom and cash generated by the operations of Viacom was swept daily to Former Viacom for general corporate purposes, including acquisitions and stock repurchases.

In accordance with the terms of the Separation Agreement, on December 29, 2005 the Company paid a preliminary special dividend to the Former Viacom of $5.4 billion. The dividend reduced the Company’s Stockholders’ Equity in the Company’s Consolidated Balance Sheet as of December 31, 2005 and was funded by borrowings under the Company’s term loan facility, which is more fully described in the Liquidity and Capital Resources section. Pursuant to the provisions of the Separation Agreement, the preliminary special dividend is subject to adjustments for, among other items, actual Former Viacom debt as of the date of the separation and actual CBS Corporation cash flow for the full year 2005, compared to estimates used to calculate the preliminary dividend paid on December 29, 2005. On March 14, 2006, we received from CBS Corporation an initial statement that the dividend should be increased by a net amount of approximately $460 million. Based on an assessment of the amount and underlying components of the proposed additional dividend payment we recorded a net amount of $170.2 million at March 31, 2006 which was paid to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

In 2004, cash flow used for financing activities of $1.8 billion principally reflected the net contribution to Former Viacom of $1.7 billion. In 2003, cash flow uses for financing activities of $220.3 million primarily reflected $361.9 million used by discontinued operations partially offset by $189.1 million of funding from Former Viacom. The funding in 2003 was due to the $1.2 billion acquisition of Comedy Central, partially offset by operating cash flow contributed to Former Viacom.

Stock Repurchase Program

The Company has a $3.0 billion share repurchase program which was approved by the Former Viacom Board on December 8, 2005 and ratified by our Board on January 26, 2006. As of September 14, 2006, 44.4 million shares had been repurchased in the open market under the program for an aggregate purchase price of approximately $1.73 billion, and an additional 5.8 million shares had been purchased under the NAIRI Agreement for an aggregate purchase price of $224.7 million. See ‘‘Certain Relationships and Related Party Transactions’’ beginning on page 95.

Liquidity and Capital Resources

Commercial Paper

At June 30, 2006, Viacom’s commercial paper had a weighted average interest rate of 5.59% and average maturity of less than 30 days.

Viacom Credit Agreement

As of June 30, 2006, our credit facilities were comprised of a $3.25 billion revolving facility due December 2010, and a $560 million term facility due in June 2007 (collectively, the ‘‘Credit Facilities’’). The terms of the Credit Facilities are described in Note 10 to the audited consolidated financial statements. In the first six months of 2006, we issued $5.5 billion in aggregate principal amount of senior notes and debentures and utilized the net proceeds to repay a portion of amounts borrowed under the term facility. See ‘‘— Private Placements of Senior Notes and Debentures’’ below.

The revolving facility was entered into on December 8, 2005, and became effective on December 31, 2005. The primary purpose of this facility is to fund short-term liquidity needs and to support commercial paper borrowings. The term facility was entered into on December 8, 2005 and became effective on December 29, 2005. As of June 30, 2006, we had outstanding borrowings of $560 million under the term facility. The net proceeds of any offering of long-term debt securities by us must be used to prepay the term facility. To the extent the term facility has been repaid, the borrowing capacity under the facility is permanently extinguished.

In connection with the DreamWorks acquisition, we borrowed approximately $1.1 billion in the aggregate under our revolving facility and under Tranche B of our term facility.

Borrowing rates under the Credit Facilities are determined at our option at the time of each borrowing and are based generally on the prime rate in the United States or the London Interbank Offer Rate plus a margin based on our senior unsecured credit rating. We also pay a facility fee based on the total amount of the commitments under the revolving facility and a portion of the term facility. At our option, we may borrow in certain foreign currencies up to specified limits under the revolving facility.

The Credit Facilities contain covenants, which, among other things, require that we maintain a minimum interest coverage ratio. At June 30, 2006, we were in compliance with all covenants under the Credit Facilities.

Private Placements of Senior Notes and Debentures

On April 12, 2006, we announced the completion of a private placement of $4.75 billion in aggregate principal amount of senior notes and debentures. The senior notes due 2011 totaling $1.5 billion bear interest at 5.75% per annum. The senior notes due 2016, also totaling $1.5 billion, bear interest at 6.25% per annum. The senior debentures due 2036 totaling $1.75 billion bear interest at 6.875% per annum. We utilized the net proceeds to repay a portion of amounts borrowed under the term facility. We agreed to use our reasonable best efforts to publicly register such securities pursuant to a registration rights agreement.

On June 16, 2006, we announced the completion of a private placement of $750,000,000 in aggregate principal amount of senior floating rate notes due 2009. The 2009 senior notes bear interest at a rate per year equal to three-month LIBOR plus 0.35%, to be reset quarterly. We utilized the net proceeds to repay a portion of amounts borrowed under the term facility. We agreed to use our reasonable best efforts to publicly register such securities pursuant to a registration rights agreement.

The senior notes and debentures are our unsecured senior obligations and rank equally with all of our existing and future unsecured senior obligations. The senior notes and debentures are structurally subordinated to all obligations of our subsidiaries, including claims with respect to trade payables. We may redeem some or all of the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures at any time and from time to time at their principal amount, plus the applicable premium and accrued interest. Pursuant to the terms of the indentures under which the senior notes and debentures were issued, our ability to (i) consolidate, merge or sell all or substantially all of our assets, (ii) create liens and (iii) enter into sale and leaseback transactions, is limited, subject to a number of important qualifications and exceptions as set forth in the indentures.

Financing obligations consist of the following at June 30, 2006 and December 31, 2005:

(in millions)	June 30, 2006	December 31, 2005
Credit facilities	$560.0	$5,405.0
Senior notes due 2009, LIBOR + 0.35%	750.0	—
Senior notes due 2011, 5.75%	1,491.3	—
Senior notes due 2016, 6.25%	1,493.6	—
Senior debentures due 2036, 6.875%	1,732.7	—
Commercial Paper	1,295.9	—
Obligations under capital leases	337.5	352.9
Total debt	7,661.0	5,757.9
Less current portion	59.4	55.8
Total long-term debt from continuing operations, net of current portion	$7,601.6	$5,702.1

We believe that our operating cash flows, cash and cash equivalents, borrowing capacity under committed bank facilities and future access to capital markets will be sufficient to fund our operating needs, including commitments, contingencies, capital and investing commitments, and our financing requirements. The funding for our commitments to purchase programming rights, film operations, and talent contracts will come primarily from cash flow from operations.

We project anticipated cash requirements, which include capital expenditures, share purchases, acquisitions, and payments on our indebtedness, principally to be financed from cash flows generated from operating activities. Any future net cash funding requirements are expected to be financed with short-term borrowings and long-term debt.

The Company anticipates that future debt maturities will be funded with cash and cash equivalents, cash flows generated from operating activities and future access to capital markets. There can be no assurance that the Company will be able to access capital markets on terms and conditions that will be acceptable to it.

There are no provisions in any of the Company’s material financing agreements that would cause an acceleration of the obligation in the event of a downgrade in the Company’s debt ratings.

As of December 31, 2005, our significant contractual obligations, including payments due by period, were as follows:

(in millions)	Payments Due by Period
	Total	2006	2007	2008	2009	2010	2011 and thereafter
Programming and talent commitments(1)	$1,064.3	$318.0	$180.8	$167.9	$88.9	$68.8	$239.9
Operating leases(2)	$859.7	$137.7	$127.9	$114.7	$105.4	$73.5	$300.5
Purchase obligations(3)	$95.1	$82.3	$9.1	$1.7	$1.3	$.7	$—
Capital lease obligations (including interest)(4)	$444.9	$76.8	$75.2	68.2	$64.7	$47.1	$112.9
Long-term debt(5)	$5,405.0	$—	$5,405.0	$—	$—	$—	$—
Other long-term liabilities(6)	$989.0	$—	$539.9	$234.8	$100.7	$52.5	$61.1

(1)	Programming and talent commitments primarily include $824.9 million relating to cable programming and feature film production and acquisitions and $234.4 million for talent contracts.

(2)	Includes long-term non-cancelable operating lease commitments for retail and office space and equipment, transponders, studio facilities and vehicles.

(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.

(4)	Includes capital leases for satellite transponders.

(5)	On June 16, 2006, we completed a private placement of $750 million in aggregate principal amount of floating rate senior notes. The senior notes are due on June 16, 2009 and bear interest at a rate per year equal to three-month LIBOR plus 0.35% to be reset quarterly. On April 12, 2006, we completed a private placement of $4.75 billion in aggregate principal amount of fixed rate senior notes and debentures due 2011, 2016 and 2036 that each bear a fixed per annum interest rate. At June 30, 2006, the total unamortized discount related to the fixed rate senior notes and debentures was $32.4 million. We utilized the net proceeds from both private placements to repay a portion of amounts previously borrowed under the term facility. As such, as of June 30, 2006, $560 million remains outstanding under the term facility which is due in June 2007. In addition, at June 30, 2006, we had $1,295.9 million of commercial paper outstanding, which is considered a non-current obligation as we have the intent and ability to refinance through the utilization of our $3.25 billion revolving facility due December 2010.

(6)	Long-term contractual obligations primarily consist of participations due to producers and residuals and cable program liabilities.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements primarily consist of an accounts receivable securitization program and guarantees.

Accounts Receivable Securitization Program

As of June 30, 2006, we had a total of $450.0 million outstanding under a revolving receivable securitization program. The program resulted in the sale of receivables on a non-recourse basis to unrelated third parties on a one-year renewable basis, thereby reducing accounts receivable and debt on our balance sheets. We enter into this arrangement because it provides a cost-efficient form of financing and an additional source of liquidity. The terms of the revolving securitization arrangement require that the receivable pools subject to the program meet certain performance ratios. We are in compliance with the required ratios under the receivable securitization program for all periods presented.

Guarantees

We follow the recognition provisions of Financial Accounting Standards Board Interpretation No. 45, ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,’’ which we refer to herein as ‘‘FIN 45,’’ for guarantees, including indemnities, issued or modified after December 31, 2002. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 also requires additional disclosures for certain guarantees. The adoption of FIN 45 did not have a significant impact on our financial position, results of operations or cash flows.

Under the terms of the DW Funding LLC sale agreement, more fully described in Note 3 (Business Combinations and Dispositions) to the unaudited interim consolidated financial statements,

for the six months ended June 30, 2006, Soros Strategic Partners LP and Dune Entertainment II LLC, an affiliate of Dune Capital Management LP, can require us to purchase and we can require Soros and Dune to sell their respective interests via a call obligation at the then-current value of DW Funding commencing nine months prior to the fifth anniversary of the sale. To the extent the current fair value at the option closing date is insufficient to repay the related indebtedness of DW Funding, we would be required to repay certain lenders all accrued and unpaid interest and principal amounts outstanding. As of June 30, 2006, the maximum aggregate principal amount that would be payable under such provisions of the agreement is $102.8 million. Therefore, as of June 30, 2006, our maximum exposure to loss as a result of our involvement with DW Funding is the $102.8 million previously described as well as the $7.35 million we paid for our equity investment.

In connection with the separation, we agreed to indemnify CBS Corporation with respect to obligations of Former Viacom as guarantor on certain Blockbuster store leases. Blockbuster’s obligations under these store leases aggregated approximately $329.6 million at June 30, 2006. Certain leases contain renewal options that can extend the primary lease term and remain covered by the guarantees. Blockbuster’s indemnification obligations are secured by a $150.0 million letter of credit. We had established a liability of $53.2 million to reflect the fair value of our indemnification obligation as reflected in the accompanying Consolidated Balance Sheet at June 30, 2006. Blockbuster has agreed to indemnify Former Viacom with respect to any amount paid under these guarantees.

In the third quarter of 2005, Former Viacom sold Famous Players, an operator of movie theaters in Canada. CBS Corporation may incur liabilities associated with Famous Players theater leases. Famous Players obligations under these theater leases aggregated approximately $1.07 billion at June 30, 2006. We agreed to indemnify CBS Corporation with respect to any liability under these theater leases. We had established a liability of approximately $200.6 million to reflect the fair value of these indemnification obligations as reflected in the accompanying Consolidated Balance Sheet at June 30, 2006.

In the fourth quarter of 2004, Former Viacom sold substantially all of its 50% equity interest in UCI, which operates movie theaters in Europe, Latin America and Asia. In connection with the separation, we agreed to indemnify CBS Corporation with respect to the obligations of Former Viacom as guarantor on certain UCI theater leases. These guarantees totaled approximately $152.4 million at December 31, 2005 and are secured by bank guarantees provided by the buyer. Former Viacom had guaranteed UCI’s debt obligations under a revolving credit facility which was repaid during the fourth quarter of 2004, and contributed $29.1 million toward the repayment of UCI’s debt obligation under the terms of this guarantee.

We also own a 50% interest in WF Cinema Holdings, L.P. and a 35% interest in Grauman’s Theaters LLC. Viacom has guaranteed certain of these theater leases. These guarantees totaled approximately $10.0 million at December 31, 2005 and $13.3 million at December 31, 2004. The lease guarantees would only be triggered upon non-payment by the respective primary obligors. These guarantees are not recorded on the balance sheet as of December 31, 2005 as they were provided by the Company prior to the adoption of FIN 45. We agreed to indemnify CBS Corporation with respect to any obligations of Viacom under these guarantees.

Additionally, we have indemnification obligations with respect to letters of credit and surety bonds primarily used as security against non-performance in the normal course of business. The outstanding letters of credit and surety bonds approximated $29.8 million at December 31, 2005 and $24.8 million at December 31, 2004 and are not recorded on the balance sheet as of December 31, 2005 and December 31, 2004.

Legal Matters

In July 2002, judgment was entered in favor of Former Viacom, Blockbuster, Paramount Home Entertainment and other major motion picture studios and their home video subsidiaries with respect to a complaint filed in the United States District Court for the Western District of Texas. The complaint included federal antitrust and California state law claims. In August 2003, the U.S. Court of Appeals for the Fifth Circuit affirmed the federal court judgment. The U.S. Supreme Court refused plaintiffs’ petition for writ of certiorari in March 2004. In February 2003, a similar complaint that had been filed in a Los Angeles County Superior Court was also dismissed with prejudice. The plaintiffs appealed the California state court dismissal, as well as a prior denial of class certification. On November 22, 2005, the California Court of Appeal affirmed the trial court’s dismissal of the antitrust and conspiracy claims. The court reversed the dismissal of California Unfair Practices Act and Unfair Competition Act claims and remanded those claims to the trial court, except with regard to transactions between Paramount and Blockbuster as to which the trial court dismissal was affirmed. Blockbuster remains a defendant in the case with respect to our transactions with studios other than Paramount. As the result of the split-off of Blockbuster from Former Viacom in 2004, any judgment in this matter adverse to Former Viacom, Blockbuster and/or Paramount Home Entertainment may be allocated 33.33% to Blockbuster and 66.67% to Former Viacom. Pursuant to the Separation Agreement, we have assumed and will indemnify CBS Corporation for Former Viacom’s responsibility for losses in this matter.

On July 13, 2005, two identical shareholder derivative lawsuits were filed against Former Viacom. The suits, consolidated as In re Viacom Shareholders Derivative Litigation, relate to the compensation of Sumner Redstone, Tom Freston and Leslie Moonves, each of whom were executive officers of Former Viacom. Mr. Redstone is currently our Executive Chairman of the Board and Founder and Mr. Freston was, until September 5, 2006, our President and Chief Executive Officer. Mr. Moonves is the President and Chief Executive Officer of CBS Corporation. The plaintiffs claim that the compensation of these officers was excessive and unwarranted and not entirely fair to Former Viacom and its shareholders. Plaintiffs seek disgorgement of compensation paid to the named officers in 2004, unspecified damages from members of Former Viacom’s Board of Directors for alleged breach of fiduciary duty, and other relief. In June 2006, the trial court denied Former Viacom’s motion to dismiss the case on procedural and substantive grounds. Former Viacom and the other defendants have appealed this decision. On August 29, 2006, the Board of Directors of CBS Corporation appointed a special litigation committee that has been delegated the authority to evaluate the derivative claims raised in this case, to determine whether pursuit of the derivative claims in the case is in the best interests of CBS Corporation and its stockholders, and to determine the actions, if any, CBS Corporation should take with respect to the derivative claims. Under the Separation Agreement, liabilities arising from and control of claims relating to the pre-separation compensation to officers of Former Viacom are shared equally by Viacom and CBS Corporation.

In late 2005 and early 2006, Former Viacom was named as a defendant in three lawsuits in the United States District Court for the Northern District of Texas and one lawsuit in the United States District Court for the Southern District of New York, each relating to the 2004 split-off of Blockbuster from Former Viacom. In August 2006, an additional lawsuit was filed in the Delaware Court of Chancery. The lawsuits name as defendants various combinations of NAI, Former Viacom, Blockbuster, and certain of their respective present and former officers and directors, including some individuals who are officers and directors of New Viacom. The Texas lawsuits are purported class actions which allege violations of the federal securities laws. The New York case is a purported class action which alleges that the defendants breached fiduciary obligations to the Blockbuster Investment Plan in violation of the Employee Retirement Income Security Act by continuing to offer to plan participants Blockbuster stock from and after November 2003 and by offering to plan participants the opportunity to exchange their shares of Former Viacom common stock for the shares of Blockbuster common stock that were owned by Former Viacom in connection with the 2004 split-off transaction. The Delaware case is a purported class action which alleges that the directors of Former Viacom at the time of the split-off breached certain fiduciary obligations to Viacom shareholders. Plaintiffs in each of the lawsuits allege that the defendants made untrue statements of material facts and concealed and failed to disclose material facts with respect to Blockbuster’s business prospects. The lawsuits seek damages in unspecified amounts and other relief. In connection with the split-off, Blockbuster agreed to indemnify Former Viacom and our employees, officers and directors with respect to liabilities arising out of any material untrue statements and omissions in those portions of the 2004 Prospectus-Offer to Exchange relating to the split-off that were provided by Blockbuster. In July 2006, Former Viacom and Blockbuster moved to dismiss the New York case and the motion remains pending. In August 2006, the New York case was transferred to federal court in Texas on motion of

Blockbuster and consent of the plaintiffs. The Texas cases have been consolidated and the plaintiffs filed an amended consolidated complaint. The defendants intend to file a motion to dismiss the amended complaint. Pursuant to the Separation Agreement we will indemnify CBS Corporation for any losses arising from these lawsuits.

We believe that the plaintiffs’ positions in these litigations are without merit and intend to vigorously defend ourselves in the litigations. Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the above-described legal matters and other litigation to which we are a party are not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or cash flows.

Recent Accounting Pronouncements

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (‘‘FIN 48’’), was released. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not-recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings. FIN 48 will be effective for the Company beginning January 1, 2007. The Company is evaluating the impact of adopting of FIN 48.

In March 2006, Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, (‘‘FAS 156’’) was released. FAS 156 amends Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (‘‘FAS 140’’) to require that all separately recognized servicing assets and liabilities in accordance with FAS 140 be initially measured at fair value, if practicable. Furthermore, this standard permits, but does not require, fair value measurement for separately recognized servicing assets and liabilities in subsequent reporting periods. FAS 156 is also effective for the Company beginning January 1, 2007; however, the standard is not expected to have any impact on the Company's financial position, results of operation or cash flows.

In February 2006, Statement No. 155, Accounting for Certain Hybrid Financial Instruments, (‘‘FAS 155’’) was released. FAS 155 is an amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140. FAS 155 establishes, among other items, the accounting for certain derivative instruments embedded within other types of financial instruments; and, eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. Effective for the Company beginning January 1, 2007, FAS 155 is not expected to have any impact on the Company's financial position, results of operations or cash flows.

In the first quarter of 2006, the Company adopted Statement No. 154, Accounting for Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3, (‘‘FAS 154’’) which changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The Company also adopted Statement No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4’’ (‘‘FAS 151’’) which, among other changes, requires certain abnormal expenditures to be recognized as expenses in the current period versus capitalized as a component of inventory. The adoption of FAS 154 did not impact the results presented and the impact on any future periods will depend on the nature and significance of any future accounting changes subject to the provisions of the statement. The adoption of FAS 151 did not have any impact on the Company's financial position, results of operations or cash flows.

Market Risk

We are exposed to market risk related to foreign currency exchange rates and interest rates. We use or expect to use derivative financial instruments to modify exposure to risks from fluctuations in foreign currency exchange rates and interest rates. In accordance with our policy, we do not use derivative instruments unless there is an underlying exposure and therefore, we do not hold or enter into financial instruments for speculative trading purposes.

Foreign Exchange Risk

We conduct business in various countries outside the United States, resulting in exposure to movements in foreign exchange rates when translating from the foreign local currency to the U.S. dollar. In order to hedge anticipated cash flows and foreign currency balances in such currencies as the Euro, the British Pound, the Japanese Yen, the Canadian Dollar and the Singapore Dollar, foreign currency forward and option contracts are used. Additionally, we designate forward contracts used to hedge future production costs as cash flow hedges, and designate certain forward contracts as a hedge of the foreign currency exposure of a net investment in a foreign operation. The change in fair value of the non-designated contracts is included in current period earnings as part of ‘‘Other items, net.’’ We manage the use of foreign exchange derivatives centrally. At December 31, 2005, the notional value of all foreign exchange contracts was $109.1 million, of which $33.6 million related to the hedging of future production costs. The remaining $75.5 million represents hedges of underlying foreign currency balances and expected foreign currency net cash flows. At December 31, 2004, the notional value of all foreign exchange contracts was $174.8 million, of which $74.6 million related to the hedging of future production costs. The remaining $100.2 million represents hedges of underlying foreign currency balances and expected foreign currency net cash flows. At December 31, 2003, the notional value of all foreign exchange contracts of $79.5 million represented hedges of underlying foreign currency balances and expected foreign currency net cash flows.

Interest Rate Risk

Our interest expense is exposed to movements in short-term rates. Swap agreements may be used to modify this exposure. For the quarter ended March 31, 2006, we had entered into $2.35 billion notional amount of variable to fixed interest rate swaps to hedge the variability of cash flows attributable to changes in the benchmark interest rate. In the second quarter of 2006, we terminated the swaps resulting in cash proceeds to us of approximately $88.0 million. As of December 31, 2005 and December 31, 2004, there were no interest rate swaps outstanding. We have variable-rate debt that had an outstanding balance of $5.4 billion as of December 31, 2005. Based on our variable-rate obligations outstanding at December 31, 2005, a 1% increase or decrease in the level of interest rates would, respectively, increase or decrease our annual interest expense and related cash payments by approximately $54.0 million. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period. Conversely, since almost all of our cash balance of approximately $361.1 million, as of December 31, 2005, was invested in variable-rate interest earning assets, we would also earn more (less) interest income due to such an increase (decrease) in interest rates.

Credit Risk

We continually monitor our positions with, and credit quality of, the financial institutions which are counterparties to our financial instruments. We are exposed to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not anticipate nonperformance by the counterparties.

BUSINESS

Separation from the Former Viacom Inc.

On December 31, 2005, we became a stand-alone public entity by separating from Former Viacom. Prior to the separation, we were a wholly-owned subsidiary of Former Viacom. The separation was effected through a merger of Former Viacom and one of its wholly-owned subsidiaries, pursuant to which Former Viacom continued as the surviving entity and was renamed CBS Corporation and we were renamed Viacom Inc. In connection with the merger and the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corporation Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corporation Class B common stock. Holders of Viacom Class A and Class B common stock received cash in lieu of fractional shares.

In accordance with the terms of the Separation Agreement between CBS Corporation and Viacom, on December 29, 2005, we paid a preliminary special dividend of $5.4 billion to CBS Corporation, subject to certain adjustments. On March 14, 2006, CBS Corporation provided an initial statement that the dividend should be increased by a net amount of approximately $460 million. On April 28, 2006, we served CBS Corporation with a notice of disagreement. Based on an assessment of the amount and underlying components of the proposed additional dividend payment, we recorded a net amount of $170.2 million at March 31, 2006, which was paid to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

Overview

We are a leading worldwide multiplatform, pure play content company with operations in the following segments:

Cable Networks:    The Cable Networks segment consists of the businesses of MTV Networks, including MTV: Music Television®, MTV2®, Nickelodeon®, Nick at Nite®, Noggin®, The N®, Nicktoons Network™, Turbo Nick™, VH1®, TV Land®, Spike TV®, CMT®: Country Music Television™, Logo™, Comedy Central®, Comedy Central’s MotherLoad™, MTV Desi™, MTV Chi™, MTV Español®, mtvU™, mtvU Uber™, MTV Hits™, MTV Jams™, TEMPO™, MTV Overdrive™, MHD™, VH1 Classic™, VHUno™, VH1 Soul™, VH1 Country™, VH1’s Vspot™, Game One™, VIVA™, TMF™, The Box™, Paramount Comedy™, Neopets™, GameTrailers.com™ and IFILM®; and the businesses of BET Networks, which include BET® (Black Entertainment Television) and BET J™; and other program services, including online programming services such as websites, broadband channels and wireless applications.

Entertainment:    The Entertainment segment includes Paramount Pictures®, which produces and distributes feature motion pictures, Famous Music®, which engages in the music publishing business, and interests in 19 movie theaters.

Our revenues from the Cable Networks segment accounted for 64% of our consolidated revenues for the six months ended June 30, 2006 and for 70% of our consolidated revenues for 2005. Our revenues from the Entertainment segment accounted for 37% of our consolidated revenues for the six months ended June 30, 2006 and for 31% of our consolidated revenues for 2005. Elimination of intercompany revenues accounted for (1)% of our consolidated revenues for the six months ended June 30, 2006 and for (1)% of our consolidated revenues for 2005. Revenues from the Cable Networks segment are generated primarily from advertising sales, affiliate fees, home entertainment sales and licensing and merchandising of branded products. Revenues from the Entertainment segment are generated primarily from the licensing and sale of feature film rights in various media and territories.

Recent acquisitions and dispositions.    On August 9, 2006, we agreed to acquire Atom Entertainment, Inc., a portfolio of four online destinations for casual games, short films and animation, for cash consideration of approximately $200 million. The acquisition is subject to customary closing conditions and is expected to close in the third quarter. On June 1, 2006, we acquired an additional ten percent interest in Nick UK for $8.9 million. Previously, Nick UK was a fifty-fifty joint venture with BSkyB. With the additional interest, we obtained control of Nick UK and began consolidating its operations as of June 1, 2006. On May 9, 2006, we completed the acquisition of Xfire, Inc, a leading gaming and social networking service, for initial cash consideration of approximately $102 million. An additional $8 million is expected to be paid out over four years based upon continued service of the employees. On January 31, 2006, we completed our acquisition of DreamWorks, a leading producer of live-action motion pictures, television programming and home entertainment products, for approximately $1.53 billion, net of cash acquired. We also entered into exclusive seven-year agreements for worldwide distribution rights and fulfillment services to films produced by DreamWorks Animation SKG, Inc. Among the assets acquired with the purchase of DreamWorks was a live-action film library consisting of 59 films released through September 16, 2005. On May 5, 2006, we sold a fifty-one percent controlling interest in the entity that owns the library to Soros Strategic Partners LP and Dune Entertainment II LLC, an affiliate of Dune Capital Management LP, for net proceeds of $675.3 million. We retained a minority interest in the entity that owns the library. In connection with the sale of the live-action film library, Soros entered into exclusive five-year agreements with Paramount Pictures and its international affiliates for distribution and fulfillment services of the live-action library by Paramount Pictures. In the event that Soros and Dune continue to control the entity that owns the film library after the fifth year, the distribution agreement with Paramount Pictures will automatically renew.

For additional information about significant acquisitions and dispositions, see Note 3 to the unaudited interim consolidated financial statements for the six months ended June 30, 2006.

We compete with many different entities and media in various markets worldwide. Our primary competitors in the cable and entertainment businesses include Time Warner Inc., News Corporation, The Walt Disney Company, NBC Universal Inc., The E.W. Scripps Company and Discovery Holding Company.

We were organized as a Delaware corporation in 2005 and our principal offices are located at 1515 Broadway, New York, New York 10036. Our telephone number is (212) 258-6000 and our website address is www.viacom.com.

Recent Developments

On September 5, 2006, we announced that our Board of Directors elected Philippe P. Dauman as our President and Chief Executive Officer, effective September 5, 2006. Mr. Dauman succeeds Thomas E. Freston, who resigned his positions with Viacom, including as a member of the Board. As a result of his separation from employment, Mr. Freston's payments are currently expected to be generally consistent with the terms of his employment agreement, including, without limitation, the expense and payment of approximately $60 million in cash and the recognition of approximately $10 million in previously unrecognized compensation expense related to vesting of previously granted stock based compensation. Our Board of Directors also elected Thomas E. Dooley as Viacom's Senior Executive Vice President and Chief Administrative Officer. Messrs. Dauman and Dooley are currently members of our Board of Directors and will continue as directors.

Competitive Strengths

We believe we possess a number of strengths that enable us to compete successfully:

One of the largest collections of cable programming assets in the world, with leading global brands that are attractive advertiser vehicles.    We have one of the largest collections of cable programming assets in the world. Our leading program services reach 179 territories through more than 120 worldwide cable networks presented in 28 different languages and reach over 480 million subscriber households worldwide. In the United States, our leading networks program approximately 1,720 hours per week and, according to Nielsen Media Research®, reached approximately 150 million television viewers each week in the period from February 2006 to June 2006. Many of our brands, such as MTV, Nickelodeon and VH1, are known worldwide. MTV is one of the most widely distributed television brands and is regularly cited, most recently in 2006, as The World’s Most Valuable Media Brand by Interbrand Corp., an international brand consultancy. Nickelodeon, which as of June 2006 was available in approximately 300 million television households worldwide as a full channel or a branded program block, is the world’s most widely distributed children’s television brand and has been the top-rated cable network for children in the United States for the past 11 years.

MTV Networks and BET Networks develop brands that appeal to a wide range of targeted niche audiences, which also represent demographics sought after by advertisers. In the United States, MTV Networks and BET Networks delivered the most multichannel viewers in the 12 to 34-year-old demographic during 2006, through July 31, 2006, according to Nielsen Media Research. MTV: Music Television has been the top advertising-supported 24-hour basic cable network among 12- to 24-year-olds for 37 consecutive quarters, and Nickelodeon accounted for approximately 53% of all viewing of advertising-supported children’s television programming in the United States by children ages two to eleven during the 2005-2006 broadcast season from September 2005 through June 2006. Our broad distribution to specialized audiences and our focus on forging strong connections with our audiences make our networks an attractive vehicle for advertisers. Our strong in-house research teams focus on identifying emerging behaviors and trends among core audiences, which we believe is a key competitive advantage. These factors, combined with our integrated presence on a variety of digital and broadcast platforms, allow us to provide an efficient and reliable vehicle for advertisers to reach consumers.

A long-standing international presence with a global footprint.    We have a significant and growing presence worldwide. Established advertising, distribution and programming relationships in these markets, together with our infrastructure, provide a strong platform for new channel launches and complementary acquisitions. We have created over 120 worldwide cable networks that are seen in 179 territories. Since January 2006, we have launched more than seven channels and branded program blocks, including MTV in Canada, MTV base Africa branded program blocks in Uganda, Nick Jr2 in the United Kingdom, Nick at Nite branded program blocks in Latin America, Nickelodeon in New Zealand and Nickelodeon branded program blocks in Malaysia and the Philippines. Our global footprint also allows us to incubate technical and programming expertise in emerging markets where certain new media products have been deployed more extensively than in the U.S. markets. For example, we have launched programming applications for advanced mobile services in Japan and Europe, which we believe better prepares us to offer these services as the U.S. market develops.

A strong connection with audiences, a proven ability to create global hits and a valuable entertainment library.    Our focus on understanding our audiences through research enhances our ability to develop innovative and original programming. Our programming is broadly diversified, with popular shows and films that appeal to a variety of audiences, and with new shows and interactive programming continually being developed and debuted throughout the year. Our television programming includes popular shows and enduring characters, including The Real World, SpongeBob SquarePants, South Park, Dora the Explorer, The Daily Show with Jon Stewart, Laguna Beach, Blue’s Clues and Rugrats. Our programming also includes events, such as the annual MTV Video Music Awards, Nickelodeon’s Kids’ Choice Awards, VH1 Save the Music, CMT Music Awards, MTV Movie Awards, CMT’s Miss America Pageant, Spike TV Video Game Awards, Comedy Central Roast and the BET Awards. We have significant in-house creative capabilities and have helped launch the careers of some of the entertainment industry’s leading entertainers, directors and producers. We believe that our strong creative track record, our willingness to experiment with new shows and concepts, the strength and breadth of our distribution infrastructure, our solid financial foundation and our well-known media brands help attract and retain creative talent. Our motion picture library includes rights to some of the best loved and most successful films, including Titanic, The Godfather trilogy, the Indiana Jones films, Forrest Gump and Braveheart. Following our sale of most of the DreamWorks live-action library, we retain distribution rights to these films for at least a five-year period, including Gladiator, American Beauty, War of the Worlds and Saving Private Ryan.

As a result of our creative output in television and in motion pictures, we have assembled a library with significant future revenue potential. Our library consists of over 1,000 motion picture titles, approximately 18,000 hours of television programming and varying rights for approximately 2,500 additional motion picture titles. Our library also contains titles that have not yet been fully exploited in the DVD or other digital media formats.

A secure distribution platform and a strong track record of obtaining new carriage.    Our cable programming services are made available to consumers in the United States and internationally through affiliation agreements with distributors that generally are long-term, have staggered expiration dates and provide for built-in rate increases and protected distribution. Eight of our cable programming services are distributed in over 75 million homes in the United States, and four of our other services currently reach more than 35 million homes in the United States. The majority of our networks are available on broadly distributed programming tiers. We believe that our strong relationships with our affiliates, the quality and popularity of our networks and our ability to create programming that is appealing to viewers have enabled us to renew existing affiliation agreements, to obtain new distribution for existing networks and to launch new networks.

An established and growing multiplatform presence.    We program and operate over 100 websites, including broadband sites, which collectively attracted over 30 million unique visitors in July of 2006, giving us the second most-visited entertainment website portfolio on the Internet during that period. We have a total of 28 broadband channels (eight in the U.S. and 20 internationally) in live deployment. Our complete line-up of broadband channels – including MTV Overdrive, mtvU’s Uber, VH1's VSpot, Comedy Central’s Motherload, TurboNick, CMT’s Loaded, Revolution in Latin America and MTV BoomBox in Korea – is expected to stream more than 1 billion videos by the end of 2006. We continue to launch integrated broadband channels and content, online communities, wireless applications and video-on-demand offerings across our properties in many countries around the world. We are building wireless services for the majority of our core brands and are partnering with carriers such as Virgin Mobile USA, Verizon Wireless, Sprint, China Mobile, and DoCoMo in Japan to deliver ringtones, text updates and video programming. On August 9, 2006, MTV Networks agreed to acquire Atom Entertainment, Inc., a portfolio of several online destinations for casual games, short films and animation. Also, in the second quarter of 2006, MTV Networks acquired Xfire, a leading online gaming communication and community platform. In the fourth quarter of 2005, MTV Networks acquired IFILM and GameTrailers.com, each of which provides entertainment content via websites. We also acquired Neopets, the owner and operator of Neopets.com, a leading online destination and community for kids and young adults. MTV Networks has various rights in various territories to create and distribute content for mobile devices. For example, in June 2005, we entered into a global licensing agreement with Warner Music Group to create and distribute short form video content for mobile devices. In May 2006, we unveiled a beta version of MTV Networks’ new digital music service, Urge™, which offers rich editorial, hand-crafted programming and innovative tools to help consumers connect with their favorite artists and discover new ones. Also, MTV Networks’ vast array of popular music, comedy and kids programming from its MTV, MTV2, Comedy Central and Nickelodeon brands is now available for download via Apple’s iTunes Music Store and AOL’s new video service.

An attractive financial profile.    In the six months ended June 30, 2006, we derived 37% of our revenues from advertising, 34% from feature film, 19% from affiliate fees, and 10% from ancillary revenues. In 2005, we derived 41% of our revenues from advertising, 30% from feature film, 19% from affiliate fees, and 10% from ancillary revenues. We have a large worldwide consumer products licensing business. Basic cable programming services receive revenue from both advertising and affiliate fees, which increases the predictability of these revenues. Further, many of our services, particularly our cable programming services, develop programming through in-house capabilities, resulting in lower overall production costs.

An experienced management team with a proven creative and financial track record.    Our operations are led by a financially-disciplined management team that has the expertise and the vision to develop and successfully exploit its programming and other content. Our senior management has broad media experience and the senior management of our businesses consist of leaders in the media and entertainment industry, all of whom have established track records of success.

Business Strategy

Our mission is to be the leading global, consumer-focused, branded entertainment company, with the most respected, most successful and best-in-class brands that live across television, motion pictures and digital media platforms. Our success is linked to our operating principles, which set us apart from other companies. First, we are focused on consumers: we believe that if we can connect with our key consumers, then everything else in our business will follow naturally. Second, we have a brand-centric philosophy; in a fragmented media market, we believe that strong brands are increasingly the most reliable navigation tools for the consumer. We continuously evolve and revitalize our brands to strengthen their audience connection and competitive position. Third, we foster a creative culture and seek creative excellence. Our success in developing original content, from MTV Networks to BET Networks to Paramount Pictures, is a result of an institutional commitment to creativity. Finally, we also bring a global perspective to everything we do. We believe that we can deliver superior returns to stockholders by capitalizing on these strengths and deepening our relationships with advertisers, distribution affiliates, creative talent and licensees.

More specifically, we plan to:

Enhance our position as a leading global entertainment content company, with prominent and respected brands in focused demographics.    Our brand-centric, multiplatform strategy and global footprint give us access to the highest growth areas of the advertising sector. Not only do we have a portfolio of brands that consumers demand, but we also have long-term deals with distributors that include built-in annual rate increases. We intend to continue investing in programming and new and existing brands to serve and grow our audiences, and expand our distribution and advertising revenue streams. In particular, we expect to target new demographic and interest groups and continue the development of existing services in order to retain and expand our audiences and the value of our brands. These initiatives will also continue to benefit from our core consumer research and creative strengths.

Enlarge our established global footprint.    Our global footprint continues to expand. We were the first media company to reach the 100 channel milestone when we launched our first channel in Africa early in 2005. We believe our established position as a multichannel network operator in many regions of the world provides us with significant growth opportunities by acquiring other networks, broadening our platforms, and growing our consumer products business. We expect to use our knowledge and experience in local markets around the world and our worldwide scale to develop and acquire new programming services. We also expect to strengthen our international position by building our own organizations to distribute theatrical and television rights to motion pictures in important foreign markets and by strengthening distribution of home entertainment products internationally.

Expand our growing multiplatform business and monetize the growth trend in digital media.    Our digital strategy mirrors our targeted demographic approach to cable and allows us to offer deeper and more engaging experiences around our areas of expertise and our target audiences. We believe media fragmentation plays to our strengths, and our intent is to take advantage of emerging technological and consumer trends by extending our brands and distributing our content into new forms of integrated digital distribution, such as broadband, wireless, online community, video-on-demand, high-definition programming and other businesses. We aim to achieve this through a combination of organic growth, investment in our existing and complementary businesses, strategic relationships, and focused acquisitions that fit with our current brands and core competencies. We believe our connection with our audiences, our marketing expertise and our ability to integrate new digital offerings and experiences on multiple platforms will support this expansion, which we expect to generate both increased revenue growth and stronger connections with our existing viewers. Our key television viewers are kids, teens and young adults, who are the early adopters and the heavy users and drivers of new media growth, and that is where we will continue to focus.

Successfully execute the turnaround of Paramount Pictures.    We believe we have a significant opportunity to turn around Paramount Pictures and, with the acquisition of DreamWorks, have begun taking significant steps to do so. With a new management team in place at Paramount Pictures and key talent at DreamWorks, we intend to pursue projects more closely aligned with the tastes of target movie-going audiences and to take advantage of our significant marketing and creative capabilities. Our movies will benefit from the brand association demographics and marketing power of our over 120 worldwide cable networks. In addition, these networks provide access to up-and-coming talent as well as valuable consumer knowledge. Paramount Pictures intends to release films not only under the Paramount Pictures label and its specialty film arm (which is comprised of Paramount Vantage and Paramount Classics) but also under the DreamWorks label, and MTV, Nickelodeon and BET brands. We also plan to strengthen and upgrade our worldwide home entertainment operations, enhance our revenue opportunities by retaining a greater proportion of international rights for theatrically released films and begin the self-distribution of films theatrically in certain key international markets.

Build on our reputation as a great place to work.    We have created and are committed to maintaining a diverse culture that attracts the best people, embraces original ideas, adapts quickly, promotes integrity, creativity and innovation, and values fun. We believe this diverse and creative culture will enable us to develop and to market equally diverse, creative and valuable television, motion picture and new media programming and will give us a significant strategic advantage, in the United States and around the world.

Business Segments

Our reportable business segments are Cable Networks and Entertainment. Financial and other information by segment is included in the Notes to the consolidated financial statements.

Cable Networks (64% of our combined revenues for the six months ended June 30, 2006 and 70% of our combined revenues for 2005)

We own and operate advertiser-supported basic cable television program services in the United States and internationally.

Our cable networks generate revenues principally from two sources: the sale of advertising time on our networks and the receipt of affiliate fees from cable television operators, direct-to-home or ‘‘DTH’’ satellite operators and other distributors. For the six months ended June 30, 2006, revenues from advertising sales and affiliate fees were 58% and 30%, respectively, of total revenues for the Cable Networks segment. In 2005, revenues from advertising sales and affiliate fees were 60% and 27%, respectively, of total revenues for the Cable Networks segment. Our cable networks also derive revenues from home entertainment sales of our cable programming, the licensing of our cable networks in international markets and the licensing of our brands for consumer products. The sale of advertising time is affected by the desirability of viewer demographics, viewer ratings and market conditions for advertising time. Affiliate fees and licensing revenues are related to the popularity of cable programming. Adverse changes to any of these factors could have an adverse effect on revenues. See ‘‘— Cable Networks Competition’’ beginning on page 68. To sell advertising, we maintain both domestic and international sales forces, which call on both clients and their associated advertising agencies. To meet a broad range of client needs, we maintain specific sales forces around key brands, such as MTV and Nickelodeon. We also have the ability to package across brands and platforms where client needs dictate this approach or when such a strategy is beneficial to it, for example during the ‘‘upfront’’ selling season, during which advertisers purchase advertising inventory prior to the start of the broadcast television season. Our revenue from advertising is subject to seasonal and market-based variations and typically increases in the fourth quarter.

Cable and DTH satellite distribution are currently the predominant means of distributing our program services in the United States. Internationally, distribution technology varies region by region. We have historically negotiated affiliation agreements generally with long terms and staggered expiration dates with cable television operators and DTH satellite operators. These agreements generally cover a number of networks which may be provided by the cable operator or DTH satellite operator to consumers in various channel positions and programming ‘‘tiers,’’ and may also include additional platforms such as video-on-demand. These agreements are generally renewed. Consolidation among cable and DTH satellite operators over the past several years has meant that approximately 90% of the cable and DTH households in the United States are now controlled by eight distributors and approximately 43% of households are controlled by the top two distributors.

International markets are also experiencing consolidation. Industry consolidation can make it more difficult for us to negotiate favorable arrangements with our distributors.

We produce original programming using internal production employees, freelance employees and external production companies. We also acquire programming such as movies and television series from television production companies and movie studios. Production costs are generally variable and depend primarily on the cost of on and off-screen talent, whether or not scripted, and whether animated or live.

We are an industry leader in developing programming for our networks that target specific audiences. Cable and DTH satellite operators seek to carry programming that appeals to consumers they wish to attract to their businesses. We believe that our track record and skill in researching and understanding our consumers and developing niche, innovative cable networks, together with our relationships with distributors, provides us with an advantage in obtaining distribution for new services. For example, in June 2005 we launched Logo, a gay and lesbian themed network. In November 2005, we launched TEMPO, a new network dedicated to Caribbean music and culture. On January 16, 2006, MTV Networks launched MHD, a high-definition television channel featuring multiple genres of music drawn from the MTV, VH1 and CMT family of brands. In September 2006, we expect to launch MTV Tr3s, a channel for today’s 12-34 year-old bicultural U.S. Latinos.

For 2005, according to information from the Nielsen Media Research report covering the period between December 27, 2004 and December 25, 2005, our basic cable networks had the following percentage shares in total television viewing: approximately 21% (for viewers ages 2-24), 17% (for viewers ages 2-34), 16% (for viewers ages 12-34) and 10% (for viewers ages 18-49).

MTV Networks

In the United States, MTV Networks’ owned and operated program services, including MTV, MTV2, Nickelodeon, Nick at Nite, Noggin, The N, Nicktoons Network, Turbo Nick, VH1, TV Land, Spike TV, CMT: Country Music Television (‘‘CMT’’), Comedy Central, Comedy Central’s MotherLoad, MTV Desi, MTV Chi, MTV Español, mtvU, mtvU Uber, MTV Hits, MTV Jams, MTV Overdrive, VH1 Classic, VHUno, VH1 Soul, VH1 Country, VH1’s Vspot, Logo, Neopets, IFILM and GameTrailers.com, among others. Subscriber numbers for MTV Networks are typically based on Nielsen Media Research reports.

MTV’s programming consists primarily of youth-oriented programs, including music videos, music-based programming, music and general lifestyle information, reality-based programming, comedy and dramatic series, animated programs, news specials, interviews and documentaries. Recent programming highlights include the annual MTV Video Music Awards, The Real World, My Super Sweet 16 and Laguna Beach. At July 31, 2006, MTV reached approximately 89 million domestic subscriber households. MTV2, a spin-off of MTV, features music videos from a broad range of musical genres and related programming. At July 31, 2006, MTV2 reached approximately 61 million domestic subscriber households. On June 27, 2006, we launched MTV K to super-serve Korean Americans living in the U.S. It is the third channel under the MTV World™ umbrella. MTV Desi, for bi-cultural Americans with roots in the Indian sub-continent, was launched on July 12, 2005, and MTV Chi for Chinese Americans, was launched on December 6, 2005. MTV World™ consists of a package of domestic program services, each including programming that is originally produced and programming derived from MTV Networks’ international program services, and is designed to appeal to an ethnic-targeted American youth audience. mtvU offers students on U.S. college campuses a blend of music, news, sports and college-specific programming.

MTV Networks licenses music videos from record companies for exhibition on MTV, MTV2, VH1, CMT and other MTV Networks programming services, in exchange for cash and advertising time or for promotional consideration. MTV Networks has entered into global music video licensing agreements with certain major record companies and into global or regional licensing agreements with certain independent record companies. MTV Networks also licenses various other music rights from record companies, music publishers, performing rights societies and others. MTV Networks expects to continue or initiate additional global or regional license agreements with these and other parties.

VH1 presents music programming, including music videos, long-form programming, live music events, reality-based programming, documentaries and other pop culture and lifestyle programming. Recent programming highlights include I Love the 80s and Celebrity Fit Club. At July 31, 2006, VH1 reached approximately 90 million domestic subscriber households. CMT primarily presents country music-related original programming, live concerts and events, as well as country music videos. Recent programming highlights include the 2006 Miss America Pageant and Trick My Truck. At July 31, 2006, CMT reached approximately 82 million domestic subscriber households.

Nickelodeon’s programming consists primarily of originally produced programs appealing to audiences ages two to eleven, which includes Nick Jr., a program block designed for two to five year olds, and popular shows such as Dora the Explorer, Zoey 101, The Fairly Odd Parents and SpongeBob SquarePants. Nick at Nite is telecast in the evening and nighttime hours, appeals primarily to audiences ages 18 to 49 and offers mostly situation comedies from various eras and original programming. At July 31, 2006, each of Nickelodeon and Nick at Nite reached approximately 90 million domestic subscriber households. Nickelodeon, the world’s leading multimedia entertainment brand dedicated exclusively to kids, reaches a total of 205 million households via 34 channels, plus a further 193 million households via 22 branded program blocks, and can be seen in 22 languages across 171 territories throughout Africa, Asia, Europe, Latin America, and the United States. The brand’s exposure is increased through 33 websites, three broadband channels and six mobile television channels, and its international program sales business ensures that Nickelodeon programming airs on third-party broadcasters in major territories around the world. Noggin is a commercial-free educational channel designed for pre-schoolers, offering twelve hours of educational classics such as Sesame Street and Blue’s Clues along with new original series like Oobi and Jack’s Big Music Show. The N, an ad-supported programming block targeted to the teen audience, is telecast during the evening and nighttime hours on Noggin and features licensed teen classics such as Sabrina the Teenage Witch and Moesha and original programming such as DeGrassi: The Next Generation and South of Nowhere. Nicktoons Network, the 24-hour animation network owned by Nickelodeon, features a wide variety of programming that have defined kids’ and animation lovers’ television for more than 10 years. Targeting kids 6 to 14 years old, Nicktoons Network features programming that is 75% exclusive to the channel, including Martin Mystery, My Dad the Rock Star, Corneil & Bernie, Kaput & Zosky and Yakkity Yak, as well as classic Nicktoons hits like Ren & Stimpy, Invader Zim, Ahhh! Real Monsters, SpongeBob SquarePants and The Fairly OddParents. In addition, Nicktoons Network is home to award-winning short-form programming that helped redefine kids’ television. At July 31, 2006, Nicktoons Network reached approximately 39 million domestic subscriber households.

Comedy Central features comedy programming, including The Daily Show with Jon Stewart, The Colbert Report, South Park and Reno 911. At July 31, 2006, Comedy Central reached approximately 89 million domestic subscriber households. TV Land consists of a broad range of well-known television programs, including comedies, dramas, westerns, variety and other formats from the 1950s through today. At July 31, 2006, TV Land reached approximately 87 million domestic subscriber households. Spike TV is an entertainment network for men which features hit original series, such as The Ultimate Fighter, acquired series, such as CSI: Crime Scene Investigation, and movies such as Die Another Day. At July 31, 2006, Spike TV reached approximately 90 million domestic subscriber households. In June 2005, we launched Logo, a gay and lesbian themed network, which, based on reporting by distributors, reached approximately 24 million subscribers as of July 31, 2006.

MTV Films and Nickelodeon Movies produce and acquire the rights to feature films, the majority of which were released by Paramount Pictures. In many cases, Paramount Pictures incurs the production and marketing costs of films it releases that are produced by MTV Films or Nickelodeon Movies.

International Operations.    Globally, MTV Networks owns and operates, participates in as a joint venturer, and licenses third parties to operate, over 120 MTV Networks program services, including MTV, VH1, Nickelodeon, TV Land, Paramount Comedy, The Box, CMT, Game One, VIVA and TMF, among others. These program services reach audiences in Canada, Asia, Europe, Australia, Latin America, the Caribbean and Africa. Most of the MTV Networks international program services are regionally customized for the particular viewers through the inclusion of local music, programming and on-air personalities, and use of the local language. MTV Networks is Europe’s most widely distributed cable and satellite network, comprising more than 68 individual music, kids and comedy channels. As of March 2006, the leading MTV Networks program services reached approximately 160.8 million households and 197.5 million households in Europe and Asia-Pacific, respectively, and approximately 126.8 million households in the rest of the world (including the United States) through a combination of DTH satellite operators, cable and terrestrial distribution.

We actively pursue the development or acquisition of program services in international markets. During 2005 and the first half of 2006, MTV Networks launched VH1 in Brazil, Poland and Russia; launched Nickelodeon in France, Germany and New Zealand; launched MTV base™, a pan-African music television channel; launched MTV in Norway, Finland, Denmark, Sweden, Canada and the Adriatic regions; launched digital channels MTVIdol and MTVPulse in France, MTVFlux in Italy and Nick Jr2 in the United Kingdom; and launched TEMPO, a Caribbean lifestyle television channel.

BET Networks

BET Networks’ owned and operated cable program services include BET and BET J (formerly BET Jazz), and its digital services BET Gospel® and BET Hip Hop®. BET targets the African-American viewing audience by providing a broad mix of music, entertainment, sports, religious, news and public affairs programming, consisting of both original and acquired programs, including The BET Awards Show, 106 & Park: BET Top Ten Live and The BET Comedy Awards. BET J, a U.S. network devoted primarily to jazz, R&B and neo-soul music, includes programming that consists of a mixture of in-studio performances, festivals, concerts, celebrity interviews and documentaries such as Journey with Jazz at Lincoln Center.

As of July 31, 2006, according to Nielsen Media Research, BET reached approximately 82 million domestic subscriber households. BET J derives its revenue principally from subscription fees generated by the license of its network to cable television operators, DTH satellite operators and other distributors. On March 1, 2006, DIRECTV launched BET J as part of its service. This, when added to an additional launch by Charter Communications in late 2005, gives BET J a distribution platform that reaches approximately 21.5 million homes, based on reports from our affiliates.

BET Gospel features gospel music programming, gospel artist performances and interviews, religious ministries, family programming and programming fare designed to provide spiritual fulfillment. BET Event Productions® produces special musical events and festivals featuring various music genres. Its services include event management, venue selection, talent recruitment and sound, light and stage production, including supporting the production needs of BET J.

The following table highlights many of MTV Networks’ and BET’s channels in various regions:

NORTH AMERICA (United States and Canada)
MTV	VH1	NICKELODEON	BET	OTHER
MTV	VH1	Nickelodeon	BET	CMT
MTV2	VH1 Classic	Nick at Nite	BET Gospel	Comedy Central
MTV Desi	VH1 Country	Nick GAS	BET J	Logo
MTV Español	VH Uno	Nicktoons Network		Spike TV
MTV Hits	VH1 Soul	Noggin		TV Land
MTV Jams		The N
MTV Puerto Rico
mtvU
MTV Chi
TEMPO
MHD
EUROPE/MIDDLE EAST/AFRICA
MTV		NICKELODEON	THE MUSIC	VIVA
Adria	Norway	Cyprus	FACTORY	Viva (Germany)
base (Africa)	Polska	España	TMF Flanders	Viva+
base (UK/Ireland)	Idol (France)	European	Belgium	Hungary
Brand New (Italy)	Pulse (France)	Germany	Netherlands	Polska
Classic (Poland)	Portugal	Israel	NL (Netherlands)	Switzerland
Dance (UK/Ireland)	Romania	Italia	Party (Netherlands)
Denmark	Russia	Netherlands	Pure (Netherlands)
España	Sweden	Nick Jr (Netherlands)	UK	GAME ONE
European	UK/Ireland	Nick Jr (UK)		France
Finland		Nick Replay (UK)	PARAMOUNT	Israel
France	VH1	Nick Toons TV (UK)	COMEDY
Germany	Classic (UK)	Nordic	Italia	THE BOX
Hits (Italy)	European	Portugal	Spain	Netherlands
Flux (Italy)	UK	France	UK (1)
Hits (UK/Ireland)	VH2(UK)	UK	UK (2)
Italia	Russia		UK (+1)
MTV2 (UK/Ireland)	Poland
Netherlands
ASIA/PACIFIC
MTV		VH1	NICKELODEON
Australia	Korea	Australia	Asia
China	Mandarin	India	Australia
India	Philippines	Indonesia	India
Indonesia	Southeast Asia	Thailand	Japan
Japan	Thailand		Korea
Nick Jr (Australia)
Philippines
LATIN AMERICA (Including Mexico)
MTV	VH1	NICKELODEON
Brasil	Latin America	Brasil
MTV (North)	Brasil	Nickelodeon (North)
MTV (South)		Nickelodeon (South)

Websites and Digital Services

We operate Internet sites, including numerous music websites, around the world that target the current audiences of our various television program services, as well as other online audiences. These websites provide entertainment and information, serve as an additional outlet for advertising sales and serve as a promotional platform for programming and program services. For the month of July 2006, our websites collectively attracted over 30 million unique visitors (inclusive of Neopets.com and BET.com) according to comScore Media Metrix (a division of comScore Networks Inc.), a leading online audience research measurement service, giving us the second most-visited entertainment website portfolio on the Internet during that period. These Internet sites derive revenue from a combination of advertising and sponsorships, subscription services and e-commerce, with 56% growth in Internet advertising for 2005 when compared to the prior year. MTV Networks currently obtains much of its website content from record labels, music publishers and artists.

We are rapidly extending our brands to new platforms of distribution. Leading broadband entertainment offerings based on our brands are a key focus of MTV Networks, providing original, on-demand and personalized video programming with content archives and cutting-edge functionality. For example, we provide broadband-based interactive video experiences, with products such as MTV Overdrive, mtvU Uber, Turbo Nick, VH1’s Vspot and Comedy Central’s MotherLoad. In the wireless area, we also provide a mix of digital applications, ringtones and video programming to partners such as Virgin Mobile USA, Verizon Wireless and Sprint in the United States and China Mobile and DoCoMo internationally. MTV Networks has various rights in various territories to create and distribute content for mobile devices. In June 2005, we entered into a global licensing agreement with Warner Music Group to create and distribute short form video content for mobile devices. We have entered into worldwide and/or U.S.-only agreements with all four of the major recorded music groups for the online distribution of their music videos on a free-to-the-viewer, on-demand basis. We have an arrangement with Apple to make certain MTV, MTV2, Nickelodeon, Spike TV, TVLand, Logo and Comedy Central programs available for purchase on Apple’s iTunes Music Store. More than one million episodes of MTV Networks’ programming were downloaded in the first month of their availability on iTunes. Overall, we have sold in excess of 3.5 million units (or shows) via iTunes, across all of our groups, from music to kids and entertainment to comedy.

BET's wholly owned subsidiary, BET Interactive, LLC, through its website, BET.com, offers users content and interactive features for news, entertainment, community and other areas tailored to the unique interests and issues of African-Americans. BET.com also provides program schedules for BET and BET J, the latest music news, artist information, music offerings and interactive entertainment for BET’s programs. For the twelve-month period January 1, 2005 to December 31, 2005, BET.com attracted over 1.7 million U.S. monthly unique visitors, according to comScore Media Metrix.

Our experience in international local markets also allows the introduction of new products for which markets are not yet developed in the United States. For example, in June 2005, we launched FLUX, a subscription-based service delivering entertainment and music via mobile phones and online networks to consumers in Japan. We also have 19 mobile television channels in Europe, including five in the United Kingdom. In addition, we have 28 broadband services around the world.

The following table highlights certain of our websites, broadband channels and other wireless services:

WEBSITES

MTV
mtv.com	mtv.ro	mtvbase.co.uk	mtv2pop.de
mtv.co.uk	mtv2.com	mtvchinese.com	mtveuropemusicawards.com
mtv.it	mtv2europe.com	mtv.com.au	mtvema.com
mtv.de	mtv.com.br	mtvclassic.pl	isleofmtv.com
mtv.ru	mtvla.com	mobilemtv.com	mtvadvancewarning.com
mtv.nl	mtvjapan.com	broadbandmtv.com	mtvthetrip.com
mtv.fr	mtvasia.com	mtvasiaaid.com	mtvatthemovies.com
mtv.es	mtv.co.kr	mtvdesi.com	mtvenus.com
mtv.pl	mtvkorea.co.kr	mtveurope.com	mtv-media.com
mtve.com	mtvchina.com	mtvadria.com	exquisitemtv.com
mtv.tv	mtv-china.com	mtvbaseafrica.com	mtv2.co.uk
mtv.pt	mtvindia.com	mtvasiaawards.com	mtvrevolution.com
	mtvthailand.com		mtvbarriò19.com
	mtvchi.com		mtvcanada.com
mtv.ca

NICKELODEON			VH1
nick.com	noggin.com	binweevils.com	vh1.com
nickjr.com	nickelodeon.nl	nickjrgrownupgames.com	vh1.co.uk
nickelodeon.com.au	nickelodeon.be	nickphonetones.com	vh1e.com
nickjr.com.au	nickelodeon.se	nicksplat.com	vh1la.com
nickjr.co.uk	nickelodeon.dk	nickjr.kids.us	vh1.de
nick.co.uk	the-n.com	nicktoonsnetwork.com	bestweekever.tv
nick.kids.us	nickarcade.com	nickmobile.com.au
hahanick.com	nickjapan.com	nickelodeon.es	THE MUSIC FACTORY
nicktv.it	nickelodeon.de	nick.co.kr	tmf.be
mundonick.com	nickelodeon.pt		tmf.nl
		CMT	themobilefactory.be
VIVA	VIACOM	cmtcanada.com
vivamediaag.com	viacom.com	cmt.com	COMEDY CENTRAL
vivaplus.tv	viacombrandsolutions.de		comedycentral.com
viva.tv		SPIKE TV
vivatv.hu	TV LAND	spiketv.com	LOGO
vivapolska.tv	tvland.com		logoonline.com
vivatv.ch	tvlandcanada.com	MTVU
		mtvU.com	OTHER
PARAMOUNT	BET		staying-alive.org
paramount.com	bet.com	URGE	evergirl.com
paramountcomedy.com		urge.com	southparkstudios.com
paramountclassics.com	THE BOX		knowhivaids.org
homevideo.paramount.com	thebox.nl	IFILM	flux.com
paramountbrasil.com.br		IFILM.COM	neopets.com
paramount.de	GAME ONE		gottempo.com
paramount.jp	gameone.net		gocitykids.com
paramount.nl
paramountcomedy.it	GAMETRAILERS.COM
comedyisparamount.com	GameTrailers.com

BROADBAND CHANNELS

MTV Overdrive	VH1’s Vspot	Comedy Central’s MotherLoad	Turbo Nick
mtvU Uber	CMT Loaded

WIRELESS SERVICES

*MTV	Spike Mobile	TMF Mobile	Comedy Central Mobile
MTV Mobile	Nickelodeon Mobile	The Box Mobile	Flux
VH1 Mobile	Game One Mobile	Paramount Comedy Mobile	LOGO Mobile
CMT Mobile

MOBILE CONTENT DISTRIBUTION RELATIONSHIPS

DoCoMo	Verizon Wireless	TIM	Optus	KPN
J-Phone	Sprint	Telefonica	China Mobile	H3G
KDDI	Vodafone	Telia	O2	Sonera
Singtel	Orange	Telenor	E-Plus	Optimus
Virgin Mobile USA	T-Mobile	Swisscom	Bouyges	Cingular

Consumer Products Licensing

We own a large worldwide consumer products licensing business, licensing popular characters such as those featured in Blue’s Clues, Dora the Explorer, SpongeBob SquarePants and South Park and such famous motion pictures as The Godfather trilogy and Forrest Gump. We license our brands and characters for and in connection with merchandise, videogames, and publishing worldwide. We generally are paid a royalty based upon a percentage of the licensee’s wholesale revenues, with an advance against future expected royalties. We believe that licensing is lower risk and more profitable than manufacturing, distributing or selling these products at retail. Licensing revenue may vary from period to period depending on the popularity of the intellectual property available for license in a particular period and the popularity of licensed products among consumers.

Cable Networks Competition

MTV Networks.    MTV Networks competes for advertising revenue with other basic cable and broadcast television networks, radio, online and print media. For basic cable television networks such as the MTV Networks services, advertising revenues derived by each program service depend on the number of households subscribing to the service through local cable operators, DTH satellite operators and other distributors, in addition to household and demographic viewership as determined by research companies such as Nielsen Media Research and various advertiser integrated marketing programs. MTV Networks’ strategy is generally to differentiate its services to provide advertising buyers with an efficient way to reach viewers in particular demographic categories.

MTV Networks’ services compete with other producers of television programming for actors and actresses, writers, producers and other creative talent and for new show ideas for its original programming. MTV Networks’ services also compete with other cable services and broadcast television for the acquisition of popular programming. For example, television comedies and dramas that have previously aired on broadcast networks or other cable networks represent elements of the programming strategy for TV Land, Nick at Nite, and Spike. In order to acquire these programs, MTV Networks competes with other cable networks, including TBS, TNT, and USA Network.

MTV Networks’ services compete for carriage by cable television operators, DTH satellite operators and other distributors with other program services, as well as other uses of bandwidth, such as retransmission of free over-the-air broadcast networks, telephony and data transmission. A principal focus of competition is for distribution of MTV Networks’ services that are not already distributed within a particular cable or DTH system. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, affiliate and license fees payable by distributors and appeal to the distributors’ subscribers. In addition, Nickelodeon competes internationally with other television program services and blocks targeted at children for distribution over-the-air or by cable, DTH and other systems, and for distribution license fees and advertising revenue.

Certain major record companies that supply music content to various MTV Networks program services also operate music-based program services, including Viewsic, which is owned by Sony Music Japan. The Universal Music Group launched a music channel in 2005 that is carried on the EchoStar DTH platform. These music-based program services, as well as general entertainment and other program services, compete with MTV Networks’ program services for distribution by cable, DTH and other systems, and for distribution license fees and advertising revenues.

BET: Black Entertainment Television.    In addition to facing many of the same competitive issues that MTV Networks faces with respect to creative talent, acquiring popular programming and carriage by cable television operators, DTH satellite operators and other distributors, as well as other uses of bandwidth, BET generally faces competition for advertising revenue from other African-American targeted media, including other cable networks that target BET’s African-American audience. Such competitors include TV One, African-American-oriented radio stations, magazines such as Ebony, Black Enterprise, Jet and Essence, and African-American-oriented broadcast television as well as with other media, generally.

Entertainment (37% of our combined revenues for the six months ended June 30, 2006 and 31% of our consolidated revenues in 2005)

The Entertainment segment includes Paramount Pictures, which produces and distributes feature motion pictures, Famous Music, which engages in the music publishing business, and interests in 19 movie theaters.

Features

Paramount Pictures produces, finances and distributes feature motion pictures. Each picture is a separate and distinct product with its financial success dependent upon many factors, among which cost and public response are of fundamental importance. In general, motion pictures produced or acquired for distribution by Paramount Pictures are exhibited in U.S. and foreign theaters followed by their release on DVDs and videocassettes, pay-per-view television, pay television, network television and basic cable and syndicated television exploitation. In 2005, Paramount Pictures theatrically released 12 motion pictures, including Coach Carter and The Longest Yard, which were produced in association with MTV Films, and War of the Worlds, a co-production with DreamWorks, Four Brothers, Sahara and Yours, Mine and Ours. In 2004, Paramount’s 16 motion pictures included Lemony Snicket’s A Series Of Unfortunate Events, Collateral, Mean Girls and The SpongeBob SquarePants Movie, some of which were produced in association with Nickelodeon Movies and MTV Films. Generally, Paramount Pictures incurs the production and marketing costs of films produced by MTV Films or Nickelodeon Movies and released by Paramount Pictures. Paramount Classics, a division of Paramount Pictures, established to handle the distribution of specialized film product, released five films in 2005, including Hustle and Flow.

On January 31, 2006, we completed our acquisition of DreamWorks, a leading producer of live-action motion pictures, television programming and home entertainment products, for approximately $1.53 billion, net of cash acquired. We also entered into exclusive seven-year agreements for worldwide distribution rights and fulfillment services to films produced by DreamWorks Animation SKG, Inc. Among the assets acquired with the purchase of DreamWorks was a live-action film library consisting of 59 films released through September 16, 2005. On May 5, 2006, we sold a fifty-one percent controlling interest in the entity that owns the library to Soros Strategic Partners LP and Dune Entertainment II LLC, an affiliate of Dune Capital Management LP, for net proceeds of $675.3 million. We retained a minority interest in the entity that owns the library. In connection with the sale of the live-action film library, Soros entered into exclusive five-year agreements with Paramount Pictures and its international affiliates for distribution and fulfillment services of the live-action library by Paramount Pictures. In the event that Soros and Dune continue to control the entity that owns the film library after the fifth year, the distribution agreement with Paramount Pictures will automatically renew.

Paramount Pictures and DreamWorks expect to, in the aggregate, release 14 to 16 films in 2006, including such released motion pictures as Mission: Impossible III, Nacho Libre and World Trade Center and such upcoming releases as Jackass 2, Last Kiss, Flags of Our Fathers, Flushed Away, Charlotte’s Web and Dreamgirls. Release plans for films may change due to a variety of factors. Our revenue from feature films is subject to seasonal variations and typically increases in the summer.

Paramount Pictures has generally distributed its motion pictures for theatrical release outside the United States and Canada through United International Pictures (‘‘UIP’’), a company that we and an affiliate of Universal Studios, Inc. own. Pursuant to an agreement, UIP will continue to distribute each studio’s films through 2006. Commencing in January 2007, Paramount Pictures will begin self-distribution in 15 key countries outside North America. Paramount Pictures and Universal Studios, Inc. will each have the option to continue a transitional distribution arrangement in these territories for up to two years. The UIP joint venture will continue to operate in certain other territories outside North America through December 2011.

Paramount Pictures distributes its motion pictures on DVDs and videocassettes in the United States and Canada through Paramount Home Entertainment™ and in the rest of the world generally through Paramount Home Entertainment International. Paramount Pictures’ feature films initially theatrically released in the United States on or after January 1, 1998 have been exhibited exclusively in U.S. premium subscription television on Showtime Networks program services for certain windows. This arrangement will continue for films theatrically released through December 2007. Paramount Pictures also licenses its motion pictures for premium subscription television outside the United States through other pay services, for worldwide free and basic cable television release, and for residential and hotel/motel pay-per-view, airlines, schools and universities. License fees for exhibition on broadcast and/or cable television are generally collected in installments. License fees for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films are available for such exhibition, which, among other reasons, may cause substantial fluctuation in Paramount Pictures’ operating results. Paramount Pictures' library consists of more than 1,000 motion picture titles and varying rights for additional motion picture titles.

Music Publishing

The publishing companies of Famous Music LLC own, control and/or administer all or a portion of the copyrights to tens of thousands of musical works such as songs, scores and cues, ranging from standards popular for many decades, such as Mona Lisa, Silver Bells and Moon River to contemporary hits by artists such as Eminem and Shakira. These rights are principally obtained in connection with motion pictures, television programs and other properties produced by our divisions, as well as from direct agreements between Famous Music and songwriters or their companies. Famous Music derives revenue from licensing the musical works it owns or controls either through direct licenses or licenses issued by major representatives and sublicensees such as the Harry Fox Agency, BMI, ASCAP, SESAC or foreign subpublishers. The musical works can then be used for mechanical reproduction and digital copies such as CDs, Internet downloads and ringtones, synchronization in television programs, theatrical motion pictures, karaoke devices and videogames, printed works, and public performances. In addition, Extreme Music and Director’s Cuts, which are wholly-owned subsidiaries of Famous Music, are engaged in the production music library business. Those companies acquire music and recordings from composers, producers and production companies that cover a wide variety of musical genres and styles, but which do not involve popular songs. They then issue licenses for use of the music and recordings in films, commercials, television shows, promotional announcements and various other media at rates lower than what would be charged for popular musical works. These companies own the music copyrights and master recordings to thousands of musical works.

Theatrical Exhibition

On July 22, 2005, Former Viacom sold Famous Players, its Canadian-based theater chain, for approximately $400 million. In the fourth quarter of 2004, entities affiliated with Former Viacom and

Vivendi Universal sold their respective 50% equity interests in United Cinema International Multiplex B.V. (‘‘UCI’’). Following the sale, our affiliates and affiliates of Vivendi Universal continued to each own a 50% interest in entities which operated approximately 10 theaters in Brazil. Following an auction, this business was sold to National Amusements, Inc. (‘‘NAI’’) in a transaction that closed in October 2005 and was approved by the unanimous vote of our disinterested directors. We currently have ownership interests in two entities which operate 113 screens in 18 theaters under the name Mann Theatres, which are located in California. We also own Films Paramount, which operates one movie theater in Paris, France.

Entertainment Competition

Theatrical Motion Pictures.    We compete with other major studios such as Disney, Fox, Sony Pictures, Universal and Warner Bros. and independent film producers in the production and distribution of motion pictures, DVDs and videocassettes. Paramount Pictures’ competitive position primarily depends on the quality of the product produced, their distribution and marketing success and public response. We also compete to obtain creative talent and story properties which are essential to our success.

Music Publishing.    Famous Music competes principally with the music publishing companies owned by other major entertainment companies, such as EMI Music Publishing, The Universal Music Group, Sony Music Publishing, BMG Music Publishing and Warner Chappell Music. Famous Music’s competitive position primarily depends on its ability to license the works it owns or controls, its ability to continue to acquire important musical works desired by licensees and its ability to maximize its collection of royalty income generated by its works worldwide. Its subsidiaries, Extreme Music and Director’s Cuts, compete with other major production music libraries such as Killer Tracks, KPM Music and Associated Production Music. Their competitive position primarily depends on their ability to acquire, promote and license music and master recordings desired by licensees.

Regulation

Our businesses are either subject to or affected by regulations of U.S. federal, state and local governmental authorities. The rules, regulations, policies and procedures affecting these businesses are constantly subject to change. The descriptions which follow are summaries and should be read in conjunction with the texts of the statutes, rules and regulations described herein. The descriptions do not purport to describe all present and proposed statutes, rules and regulations affecting our businesses.

Intellectual Property

Laws affecting intellectual property are of significant importance to us. See ‘‘— Intellectual Property’’ beginning on page 73.

Copyright Law and Content.    In the United States, under current law, the copyright term for authored works is the life of the author plus 70 years. For works-made-for-hire, the copyright term is the shorter of 95 years from first publication or 120 years from creation.

Peer-to-Peer Piracy.    Unauthorized distribution of copyrighted material over the Internet such as through so-called peer-to-peer services is a threat to copyright owners’ ability to protect and exploit their property. We are engaged in enforcement and other activities to protect our intellectual property and are an active participant in various industry-wide litigations, education and public relations programs and legislative activity on a worldwide basis. On June 27, 2005, the U.S. Supreme Court reached a unanimous decision in MGM v. Grokster, holding that Grokster could be held liable for copyright infringement by providing peer-to-peer services that facilitated worldwide dissemination of millions of infringing copies of motion pictures and music on the Internet. The U.S. Supreme Court overruled the U.S. Court of Appeals for the Ninth Circuit’s grant of defendants’ motion for summary judgment, and suggested that the lower court should consider granting summary judgment for plaintiffs. The U.S. Supreme Court ruled that one who distributes a device with the object of promoting its use to infringe copyright, as shown by clear expression or other affirmative steps taken to foster infringement, is liable for the resulting acts of infringement by third parties. This ruling will be a significant tool in our enforcement efforts. The Grokster suit itself has been settled with respect to most of the defendants and the Grokster service has been shut down.

Cable Networks

Online Music Royalties.    MTV Networks, on behalf of its websites, and BET Interactive, on behalf of BET.com, currently obtain website content from record labels, music publishers and artists. MTV Networks and BET Interactive also obtain certain rights to some of their website content, such as performance rights of song composers and non-interactive rights to digital transmission of recordings, pursuant to statutory compulsory licenses established by the Digital Millennium Copyright Act, as amended. The royalties payable for such licenses are established periodically by Copyright Arbitration Royalty Panels.

A la Carte Programming.    Some policymakers maintain that cable operators should be required to offer programming to subscribers on a network-by-network, or a la carte, basis or provide ‘‘family-friendly’’ program tiers. For example, on February 9, 2006, the FCC’s Media Bureau issued a report finding that ‘‘a la carte’’ programming would benefit consumers. Certain distributors have recently launched ‘‘family-friendly’’ tiers to their customers that may or may not include some or all of our networks. The unbundling or tiering of program services could reduce distribution of certain channels, thereby leading to reduced viewership and increased marketing expenses, and could affect a cable network’s ability to compete for or attract the same level of advertising dollars.

Children’s Programming.    Federal legislation and FCC rules limit the amount and content of commercial matter that may be shown on cable channels during programming designed for children 12 years of age and younger. In November 2004, the FCC issued new rules that classify promotions on a channel for programs aired on that channel as commercial matter unless the programs being promoted are educational and informational as defined under FCC rules, and that limit the display during children’s programming of the Internet addresses of websites that contain or link to commercial material or that use characters from the program on which the website address is displayed to sell products or services. If not modified by the agency on reconsideration, the rules could have an adverse impact on our children’s programming channels, including Nickelodeon, because they would force a reduction of promotional or advertising time during this programming and would limit our ability to promote our program-related websites that contain commercial material. The FCC has stayed implementation of these rules while it considers a joint proposal for revisions to the November 2004 rules by children’s advocacy groups and industry parties, including us. Under the proposal, we would not be required to count program promotions during our children’s programming toward the hourly commercial limits unless they promote programming appearing on the same channel that is not age-appropriate for children, or programming appearing on another channel that is not children’s educational and informational programming. In addition, under the proposal we would retain greater latitude to display website addresses during children’s programming. Pending the agency’s reconsideration process, the industry parties, including us, have agreed to abide by the rules recommended in the joint proposal. The industry parties, again including us, have also agreed to voluntarily dismiss litigation challenging the new rules, which is now being held in abeyance by the court pending the agency’s reconsideration process, if the agency adopts the joint proposal.

In October 2004, Former Viacom entered into a consent decree with the FCC, which also binds us and our affiliates, to dismiss with prejudice alleged violations of the commercial limits during children’s programming on Nickelodeon. Under the consent decree, Nickelodeon made a voluntary contribution to the U.S. Treasury in the amount of $1 million and reduced commercial matter aired on Nickelodeon by an amount equal to the excess commercial matter Nickelodeon allegedly aired during the period of inquiry. The consent decree also obligates Nickelodeon to provide training with respect to the children’s television rules and to implement other measures to reduce the risk of exceeding the commercial limits. The consent decree will expire in October 2006.

Indecency.    Some policymakers support the extension of indecency rules applicable to over-the-air broadcasters to cover cable and satellite programming. If such an extension took place and was not found to be unconstitutional, our content could be subject to additional regulation and may not be able to attract the audiences which make our programming attractive to advertisers.

Program Access.    Under the Communications Act, vertically integrated cable programmers are generally prohibited from offering different prices, terms or conditions to competing multichannel video programming distributors unless the differential is justified by certain permissible factors set forth in the FCC’s regulations. The FCC’s ‘‘program access’’ rules also limit the ability of a vertically integrated cable programmer to enter into exclusive distribution arrangements with cable operators. A cable programmer is considered to be vertically integrated if it owns or is owned by a cable operator in whole or in part under the FCC’s program access attribution rules. Cable operators for this purpose may include telephone companies that provide video programming directly to subscribers. Our wholly owned program services are not currently subject to the program access rules. Our flexibility to negotiate the most favorable terms available for our content and our ability to offer cable operators exclusive programming could be adversely affected if we were to become subject to the program access rules.

Under the terms of our Separation Agreement with CBS Corporation, we and CBS Corporation generally agreed that prior to the earliest of (1) the fourth anniversary of the separation, (2) the date on which none of Mr. Redstone, NAI, NAIRI, Inc. or any of their successors, assigns or transferees are deemed to have interests in both CBS Corporation and Viacom that are attributable under applicable U.S. federal laws and (3) the date on which the other company ceases to own the video programming vendors that it owns as of the separation, neither of them will own or acquire an interest in a cable television operator if such ownership would subject the other company to U.S. federal laws regulating contractual relationships between video programming vendors and video programming distributors that the other company is not then subject to.

Intellectual Property

We create, own and distribute intellectual property worldwide. It is our practice to protect our theatrical and television product, characters, publications and other original and acquired works, ancillary goods and services. The following logos, trade names, trademarks and related trademark families are among those strongly identified with the product lines they represent and are significant assets of ours: Viacom®, BET, Comedy Central, CMT, MTV, mtvU, Nickelodeon, Nick Jr.®, Nick at Nite, Noggin, The N, Spike TV, TV Land, VH1, Paramount, Paramount Pictures, Famous Music, Logo, TMF, VIVA, GameTrailers.com, IFILM, Neopets and other Internet websites. As a result, domestic and foreign laws and enforcement efforts protecting intellectual property rights are important to us, and we actively enforce our intellectual property rights against infringements.

Properties

Our world headquarters is located at 1515 Broadway, New York, New York, where we rent approximately 1.4 million square feet for executive offices and certain of our operating divisions. The lease for the majority of the space runs to 2010, with four renewal options for five years each thereafter. We also occupy the following major facilities for certain of our operating divisions: (a) approximately 310,000 square feet of leased office space at 1633 Broadway, New York, New York, through 2010, and (b) approximately 225,000 square feet of office space at three facilities on 26th Street in Santa Monica, California, under leases which expire between 2011 and 2016.

Paramount Pictures owns the Paramount Pictures studio at 5555 Melrose Avenue, Los Angeles, California, located on approximately 62 acres. BET’s headquarters at BET Plaza in Washington, DC contains approximately 228,000 square feet of office and studio space, the majority of which is leased through 2013 and the balance of which is owned.

We also own and lease office, studio and warehouse space, broadcast, antenna and satellite transmission facilities throughout the United States and several other countries around the world for our businesses. We consider our properties adequate for our present needs.

Employees and Labor Matters

At July 31, 2006, we employed approximately 9,700 full-time salaried employees.

Legal Proceedings

In July 2002, judgment was entered in favor of Former Viacom, Blockbuster, Paramount Home Entertainment and other major motion picture studios and their home video subsidiaries with respect to a complaint filed in the United States District Court for the Western District of Texas. The complaint included federal antitrust and California state law claims. In August 2003, the U.S. Court of Appeals for the Fifth Circuit affirmed the federal court judgment. The U.S. Supreme Court refused plaintiffs’ petition for writ of certiorari in March 2004. In February 2003, a similar complaint that had been filed in a Los Angeles County Superior Court was also dismissed with prejudice. The plaintiffs appealed the California state court dismissal, as well as a prior denial of class certification. On November 22, 2005, the California Court of Appeal affirmed the trial court’s dismissal of the antitrust and conspiracy claims. The court reversed the dismissal of California Unfair Practices Act and Unfair Competition Act claims and remanded those claims to the trial court, except with regard to transactions between Paramount and Blockbuster as to which the trial court dismissal was affirmed. Blockbuster remains a defendant in the case with respect to its transactions with studios other than Paramount. As the result of the split-off of Blockbuster from Former Viacom in 2004, any judgment in this matter adverse to Former Viacom, Blockbuster and/or Paramount Home Entertainment may be allocated 33.33% to Blockbuster and 66.67% to Former Viacom. Pursuant to the Separation Agreement, we have assumed and will indemnify CBS Corporation for Former Viacom’s responsibility for losses in this matter.

On July 13, 2005, two identical shareholder derivative lawsuits were filed against Former Viacom. The suits, consolidated as In re Viacom Shareholders Derivative Litigation, relate to the compensation of Sumner Redstone, Tom Freston and Leslie Moonves, each of whom were executive officers of Former Viacom. Mr. Redstone is currently our Executive Chairman of the Board and Founder and Mr. Freston was, until September 5, 2006, our President and Chief Executive Officer. Mr. Moonves is the President and Chief Executive Officer of CBS Corporation. The plaintiffs claim that the 2004 compensation of these officers was excessive and unwarranted and not entirely fair to Former Viacom and its shareholders. Plaintiffs seek disgorgement of compensation paid to the named officers in 2004, unspecified damages from members of Former Viacom’s Board of Directors for alleged breach of fiduciary duty, and other relief. In June 2006, the trial court denied Former Viacom’s motion to dismiss the case on procedural and substantive grounds. Former Viacom and the other defendants have appealed this decision. On August 29, 2006, the Board of Directors of CBS Corporation appointed a special litigation committee that has been delegated the authority to evaluate the derivative claims raised in this case, to determine whether pursuit of the derivative claims in the case is in the best interests of CBS Corporation and its stockholders, and to determine the actions, if any, CBS Corporation should take with respect to the derivative claims. Under the Separation Agreement, liabilities arising from and control of claims relating to officers of Former Viacom are shared equally by Viacom and CBS Corporation.

In late 2005 and early 2006, Former Viacom was named as a defendant in three lawsuits in the United States District Court for the Northern District of Texas and one lawsuit in the United States District Court for the Southern District of New York, each relating to the 2004 split-off of Blockbuster from Former Viacom. In August 2006, an additional lawsuit was filed in the Delaware Court of Chancery. The lawsuits name as defendants various combinations of NAI, Former Viacom, Blockbuster and certain of their respective present and former officers and directors, including some individuals who are officers and directors of New Viacom. The Texas lawsuits are purported class actions which allege violations of the federal securities laws. The New York case is a purported class action which alleges that the defendants breached fiduciary obligations to the Blockbuster Investment Plan in violation of the Employee Retirement Income Security Act by continuing to offer to plan participants Blockbuster stock from and after November 2003 and by offering to plan participants the opportunity to exchange their shares of Former Viacom common stock for the shares of Blockbuster common stock that were owned by Former Viacom in connection with the 2004 split-off transaction. The Delaware case is a purported class action which alleges that the directors of Former Viacom at the time of the split-off breached certain fiduciary obligations to Viacom shareholders. Plaintiffs in each of the lawsuits allege that the defendants made untrue statements of material facts and concealed and failed to disclose material facts with respect to Blockbuster’s business prospects. The lawsuits seek damages in unspecified amounts and other relief. In connection with the split-off, Blockbuster agreed to indemnify Former Viacom and our employees, officers and directors with respect to liabilities arising out of any material untrue statements and omissions in those portions of the 2004 Prospectus-Offer to Exchange relating to the split-off that were provided by Blockbuster. In July 2006, Former Viacom and Blockbuster moved to dismiss the New York case and the motion remains pending. In August 2006, the New York case was transferred to federal court in Texas on motion of Blockbuster and consent of the plaintiffs. The Texas cases have been consolidated, and the plaintiffs filed an amended consolidated complaint. The defendants intend to file a motion to dismiss the amended complaint. Pursuant to the Separation Agreement, we will indemnify CBS Corporation for any losses arising from these lawsuits.

We believe that the plaintiffs’ positions in these litigations are without merit and intend to vigorously defend ourselves in the litigations. Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the above-described legal matters and other litigation to which we are a party are not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or cash flows.

MANAGEMENT

Executive Officers

The following table sets forth the name, age and position of each person who serves as an executive officer of our company.

Name	Age	Position
Sumner M. Redstone	83	Executive Chairman of the Board and Founder
Philippe P. Dauman	52	President and Chief Executive Officer and Director
Thomas E. Dooley	49	Senior Executive Vice President and Chief Administrative Officer and Director
Robert M. Bakish	42	Executive Vice President, Operations and Viacom Enterprises
Michael J. Dolan	59	Executive Vice President and Chief Financial Officer
Carl D. Folta	49	Executive Vice President, Office of the Chairman
Michael D. Fricklas	46	Executive Vice President, General Counsel and Secretary
JoAnne Adams Griffith	62	Executive Vice President, Human Resources
DeDe Lea	41	Executive Vice President, Government Relations
Carole Robinson	45	Executive Vice President, Corporate Relations
Jacques Tortoroli	48	Senior Vice President, Controller and Chief Accounting Officer

Information about each person who serves as an executive officer of our company is set forth below.

Sumner M. Redstone	Mr. Redstone is our Founder and has served as the Executive Chairman of our Board of Directors since January 1, 2006. He also serves as Executive Chairman of the Board of CBS Corporation. He was Chief Executive Officer of Former Viacom from 1996 to 2005 and Chairman of the Board of Former Viacom since 1986. He has also been Chairman of the Board of National Amusements, Inc., Former Viacom and CBS Corporation's controlling stockholder, since 1986, and Chief Executive Officer of National Amusements since 1967. He served as president of National Amusements from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Mr. Redstone has been a frequent lecturer at universities, including Harvard Law School and Brandeis University. Mr. Redstone graduated from Harvard University in 1944 and received an LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as law secretary with the U.S. Court of Appeals and then as a special assistant to the U.S. Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan's high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. Mr. Redstone is also a recipient of the Army Commendation Award.

Philippe P. Dauman	Mr. Dauman has served as our President and Chief Executive Officer since September 5, 2006 and serves on our Board of Directors. Previously, he served as a director of Former Viacom since 1987. He has been Co-Chairman and Chief Executive Officer of DND Capital Partners, L.L.C., a private equity firm, since May 2000. Prior to co-founding DND Capital Partners, Mr. Dauman served as Former Viacom's Deputy Chairman from 1996 until May 2000 and Executive Vice President from 1994 until May 2000 as well as a member of its Executive Committee. From 1993 to 1998, Mr. Dauman served as General Counsel and Secretary of Former Viacom. Mr. Dauman is also a director of National Amusements, Inc.

Thomas E. Dooley	Mr. Dooley has served as our Senior Executive Vice President and Chief Administrative Officer since September 5, 2006 and serves on our Board of Directors. He has served as Co-Chairman and Chief Executive Officer of DND Capital Partners, a private equity firm, since May 2000. Prior to co-founding DND Capital Partners, Mr. Dooley held various corporate and divisional positions at Former Viacom, which he joined in 1980, including Deputy Chairman, member of its Executive Committee, and Executive Vice President, Finance, Corporate Development and Communications. He is also a director of LaBranche & Co. Inc.

Robert M. Bakish	Mr. Bakish has served as our Executive Vice President of Operations and Viacom Enterprises since January 1, 2006. Prior to that, he served as Executive Vice President of Operations for Former Viacom since July 2005. Previously, Mr. Bakish was Executive Vice President and Chief Operating Officer of Advertising Sales of MTV Networks from 2001 to 2005; Executive Vice President of Business Development of MTV Networks from 1999 to 2001; and Senior Vice President, Planning, Development and Technology of Former Viacom from 1997 to 1999.

Michael J. Dolan	Mr. Dolan has served as Executive Vice President and Chief Financial Officer of Viacom since January 1, 2006. Prior to that, he was Executive Vice President and Chief Financial Officer of Former Viacom since May 2005. Before joining Viacom, Mr. Dolan served as a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, since late 2004. Previously, Mr. Dolan served as Chairman and Chief Executive Officer of Young & Rubicam, Inc. from 2000 until his retirement in 2003, as its President and Chief Executive Officer during 2000, and as its Vice Chairman and Chief Financial Officer from 1996 to 2000. Mr. Dolan also serves as non-executive Chairman of America's Choice and serves on the Board of Directors of Mattel, Inc.

Carl D. Folta	Mr. Folta assumed the role of Executive Vice President, Office of the Chairman, on January 1, 2006. Previously, he was Executive Vice President, Corporate Relations of Former Viacom since November 2004. Prior to that, he served as Senior Vice President of Corporate Relations of Former Viacom from November 1994 to November 2004 and as Vice President of Corporate Relations of Former Viacom from April 1994 to November 1994. Mr. Folta held various communications positions at Paramount Communications Inc. from 1984 until joining Former Viacom in April 1994.

Michael D. Fricklas	Mr. Fricklas has served as our Executive Vice President, General Counsel and Secretary since January 1, 2006. Prior to that, he was Executive Vice President, General Counsel and Secretary of Former Viacom since May 2000. From October 1998 to May 2000, he served as Senior Vice President, General Counsel and Secretary of Former Viacom. From July 1993, he served as Vice President and Deputy General Counsel of Former Viacom and assumed the title of Senior Vice President in July 1994.

JoAnne Adams Griffith	Ms. Griffith assumed the role of Executive Vice President, Human Resources on January 1, 2006. Previously, she was Executive Vice President of Human Resources for Former Viacom since September 2005. She has also served as Executive Vice President of Human Resources for MTV Networks since 1998 and Vice President of Human Resources of Former Viacom from 1996 to September 2005. Before that, Ms. Griffith served as Vice President of Human Resources for Paramount Pictures from 1986 to 1996.

DeDe Lea	Ms. Lea serves as our Executive Vice President, Government Relations. Ms. Lea served as Senior Vice President, Government Relations of Former Viacom from September 2005 through the separation date. Prior to that, she served as Vice President of Government Affairs at Belo Corp. from 2004 to 2005 and as Vice President of Government Affairs of Former Viacom from 1997 to 2004.

Carole Robinson	Ms. Robinson assumed the role of Executive Vice President, Corporate Relations on January 1, 2006. Previously, she served as Executive Vice President, Corporate Communications, for MTV Networks since 1999. Prior to that, Ms. Robinson served as Senior Vice President, Communications, of MTV Networks from 1994 to 1998. She joined MTV Networks in 1984 and has held a succession of positions within the corporate communications area since then.

Jacques Tortoroli	Mr. Tortoroli assumed the role of Senior Vice President, Controller and Chief Accounting Officer on January 1, 2006. He previously served as Executive Vice President and Chief Financial Officer of Infinity Broadcasting from 2002 to 2005. From 2002 to 2004, Mr. Tortoroli was also Chief Financial Officer of Westwood One, in which Infinity has an investment. Prior to that, Mr. Tortoroli was Chief Financial Officer of Scient, Inc. from 2001 to 2002, and held several financial roles at Young & Rubicam, Inc. from 1998 to 2001, including Chief Financial Officer, Senior Vice President of Finance and Controller, and Chief Financial Officer of Y&R Advertising. Previously, Mr. Tortoroli spent 12 years with PepsiCo, Inc., including financial roles in PepsiCo, Inc. and Pepsi-Cola.

Board of Directors

Our board of directors consists of 11 members, a majority of whom are independent under the NYSE and other applicable standards. Each director holds office, in accordance with our certificate of incorporation and bylaws, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

The following table sets forth the name, age and position of each person who serves as a director of our company.

Name	Age	Position
Sumner M. Redstone(1)	83	Executive Chairman and Founder
Shari Redstone(1)	52	Non-Executive Vice Chair of the Board
George S. Abrams	74	Director
Philippe P. Dauman	52	President and Chief Executive Officer and Director
Thomas E. Dooley	49	Senior Executive Vice President and Chief Administrative Officer and Director
Ellen V. Futter	56	Director
Alan C. Greenberg	79	Director
Robert K. Kraft	65	Director
Charles E. Phillips, Jr.	47	Director
Frederic V. Salerno	63	Director
William Schwartz	73	Director

(1)	Mr. Redstone and Ms. Redstone serve as Executive Chairman and Founder, and Non-Executive Vice Chair, respectively, of our board of directors. Ms. Redstone is Mr. Redstone’s daughter. None of the other directors are related to any other director by blood, marriage or adoption.

Information about each person who serves as a director of our company, but who is not also an executive officer noted above, is set forth below. Information about Messrs. Redstone, Dauman and Dooley is set forth above in the section entitled ‘‘Executive Officers.’’

George S. Abrams	Mr. Abrams was elected to our Board as of January 1, 2006. Previously, he served as a director of Former Viacom since 1987. He is an attorney associated with the law firm of Winer and Abrams in Boston since

1969. Prior to that, Mr. Abrams served for three years as General Counsel and Staff Director of the United States Senate Judiciary Committee for Refugees. Mr. Abrams is a member of the Boards of Trustees and Visiting Committees of a number of art museums, arts-related organizational and educational institutions, including the Museum of Fine Arts in Boston, the Harvard University Art Museums and the European Fine Arts Foundation. Mr. Abrams is also a director of National Amusements, Inc. and Sonesta International Hotels Corporation.

Ellen V. Futter	Ms. Futter was elected to our Board as of January 1, 2006. She is President of the American Museum of Natural History, a position she has held since November 1993. Previously, she served for 13 years as the President of Barnard College. She currently serves on the boards of American International Group, Inc., Consolidated Edison, Inc. and JPMorgan Chase & Co.

Alan C. Greenberg	Mr. Greenberg was elected to our Board as of January 1, 2006. Previously, he served as a director of Former Viacom since 2003. He is Chairman of the Executive Committee of The Bear Stearns Companies Inc., a position he has held since June 2001. Mr. Greenberg also served as Chairman of the Board of Bear Stearns from 1985 to 2001, and as its Chief Executive Officer from 1978 to 1993. Mr. Greenberg is also a director of Bear Stearns.

Robert K. Kraft	Mr. Kraft was elected to our Board as of January 1, 2006. He is Chairman and Chief Executive Officer of The Kraft Group, which has interests in forest products distribution, paper and packaging manufacturing, real estate, private equity investing, and sports and entertainment, including The New England Patriots. Mr. Kraft is on the executive committee of the Dana-Farber Cancer Institute. He also serves on the board of directors of numerous institutions, including the Federal Reserve Bank of Boston, and is a trustee emeritus of his alma mater at Columbia University.

Charles E. Phillips, Jr.	Mr. Phillips was elected to our Board as of January 1, 2006. He previously served as a director of Former Viacom since 2004. He has been President of Oracle Corporation since May 2003. Mr. Phillips has also served as a member of the Board of Directors and Executive Management Committee for Oracle Corporation since January 2004. Prior to joining Oracle, Mr. Phillips was a Managing Director with Morgan Stanley from 1994 to 2003. Mr. Phillips is also a director of Oracle Corporation and Morgan Stanley.

Shari Redstone	Ms. Redstone is Non-Executive Vice Chair of our Board of Directors, a position to which she was elected as of January 1, 2006. She also serves as Non-Executive Vice Chair of the Board of CBS Corporation. Ms. Redstone

served on the Board of Former Viacom since 1994, becoming Vice Chairman in June 2005. She has been President of National Amusements, Inc., since January 2000, and prior to that, served as Executive Vice President of National Amusements since 1994. Ms. Redstone practiced law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-Chief Executive Officer of MovieTickets.com, Inc., Chairman and Chief Executive Officer of CineBridge Ventures, Inc. and Chairman and Chief Executive Officer of Rising Star Media. Ms. Redstone is a member of the board of several charitable organizations, including the Board of Trustees at the Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies, the Board of Directors of the John F. Kennedy Library Foundation and the Board of Directors of the National Center on Addiction and Substance Abuse (CASA) at Columbia University. Ms. Redstone is also a director of National Amusements and Vice Chairwoman of Midway Games Inc. Ms. Redstone is the daughter of Sumner Redstone.

Frederic V. Salerno	Mr. Salerno was elected to our Board as of January 1, 2006. Previously, he served as a director of Former Viacom since 1994. He is a retired Vice Chairman and Chief Financial Officer of Verizon Communications Inc., a position he held from June 2000 to October 2002. Prior to that, Mr. Salerno served as Vice Chairman and Chief Financial Officer of Bell Atlantic (Verizon’s predecessor) from August 1997. Prior to the merger of Bell Atlantic and NYNEX Corporation, Mr. Salerno served as Vice Chairman, Finance and Business Development, of NYNEX from 1994 to 1997. Mr. Salerno was Vice Chairman of the Board of NYNEX and President of the NYNEX Worldwide Services Group from 1991 to 1994. Mr. Salerno is also a director of Akamai Technologies, Inc., The Bear Stearns Companies Inc., Consolidated Edison, Inc., IntercontinentalExchange, Inc. and Popular Inc.

William Schwartz	Mr. Schwartz was elected to our Board as of January 1, 2006. Previously, he served as a director of Former Viacom since 1987. He is counsel to the law firm of Cadwalader, Wickersham & Taft, a position he has held since 1988. Mr. Schwartz served as Vice President for Academic Affairs (the chief academic officer) of Yeshiva University from 1993 to July 1998, and has been University Professor of Law at Yeshiva University and the Cardozo School of Law since 1991. Mr. Schwartz was Dean of the Boston University School of Law from 1980 to 1988, and a professor of law at Boston University from 1955 to 1991.

Mr. Schwartz is an honorary member of the National College of Probate Judges. Mr. Schwartz formerly served as chairman of UST Corp., and was chairman of the Boston Mayor’s Special Commission on Police Procedures and a member of the Legal Advisory Board of the New York Stock Exchange.

Director Compensation

Directors who are not employees of Viacom or any of our subsidiaries (the ‘‘Outside Directors’’) are entitled to receive compensation for their service on the Board and are eligible to participate in certain director plans, as described below. Messrs. Abrams, Greenberg, Kraft, Phillips, Salerno and Schwartz and Ms. Futter and Ms. Redstone are Outside Directors. Messrs. Dauman and Dooley ceased being Outside Directors on September 5, 2006.

Cash Compensation

Cash compensation for our Outside Directors is as follows:

•	an annual Board retainer of $60,000, payable in equal installments quarterly in advance, plus a per meeting attendance fee of $2,000;

•	the chairs of the Audit and Compensation Committees each receive an annual retainer of $20,000, payable in equal installments quarterly in advance, and the members of those committees receive a per meeting attendance fee of $2,000;

•	the chair of the Governance and Nominating Committee receives an annual retainer of $15,000, payable in equal installments quarterly in advance, and the members of that committee receive a per meeting attendance fee of $1,500; and

•	the Vice Chair of the Board is entitled to an additional annual retainer of $140,000, payable in equal installments quarterly in advance, and an additional per meeting attendance fee of $2,000 to reflect the Vice Chair's level of responsibility, which, commencing January 1, 2007, will be paid by the Company to a charity designated by the Vice Chair.

Outside Directors may elect to defer their cash compensation under the Viacom Inc. Deferred Compensation Plan for Outside Directors.

In addition, in 2005, Messrs. Dauman and Salerno and Ms. Redstone were each paid $30,000 by Former Viacom in connection with their service on the Former Viacom Special Separation Committee formed to oversee matters relating to the separation.

Equity Compensation

Stock Options.    Under the Viacom Inc. 2006 Stock Option Plan for Outside Directors, which became effective upon the separation, Outside Directors automatically receive the following:

•	for directors who did not serve on the Former Viacom board immediately prior to the separation, an initial grant of options to purchase 7,928 shares of Class B common stock on the date the director first joins the Board or becomes an Outside Director, which options vest one year from the date of grant; and

•	an annual grant of options to purchase 3,171 shares of Class B common stock on January 31 of each year, which options vest in three equal annual installments, on the first, second and third anniversaries of the date of the grant.

The exercise price of the stock option grants is the closing price of our Class B common stock on the NYSE on the date of grant. The number of stock options granted to our Outside Directors as set forth above reflects an adjustment in connection with the separation to maintain the same value as Former Viacom’s grants pre-separation. Former Viacom had an initial grant of 10,000 stock options and an annual grant of 4,000 stock options.

Restricted Share Units.    Under the Viacom Inc. 2006 RSU Plan for Outside Directors, which became effective upon the separation, Outside Directors receive an annual grant of restricted share units (‘‘RSUs’’) on January 31 of each year equal to $55,000 in value based on the closing price of Class B common stock on the NYSE on the date of grant, which RSUs vest one year from the date of grant. RSUs are payable to Outside Directors in shares of Class B common stock upon vesting unless the Outside Director elects to defer settlement of the RSUs to a future date. Outside Directors are entitled to receive dividend equivalents on the RSUs in the event we pay a regular cash dividend on our Class B common stock.

Recent Transactions in Equity Securities.    The holdings of our directors of Former Viacom Class A and Class B common stock, stock options, RSUs and phantom units were converted in the separation in accordance with the terms of the Merger Agreement by which the separation was effected. In addition, on January 3, 2006, Messrs. Dooley and Kraft and Ms. Futter, our Outside Directors at the time who did not serve on the Former Viacom board immediately prior to the separation, received the initial grant of options to purchase shares of Class B common stock described above. On January 31, 2006, all Outside Directors at the time received the annual grant of options to purchase shares of Class B common stock and RSUs as described above. For more information on the equity holdings of our directors as of July 31, 2006, see ‘‘Security Ownership of Certain Beneficial Owners and Management.’’

Deferred Compensation Plan

Under the Viacom Inc. Deferred Compensation Plan for Outside Directors (the ‘‘Director Deferred Compensation Plan’’), which became effective upon the separation, Outside Directors may elect to defer their Board and Committee retainers and meeting fees for the upcoming calendar year. Deferred amounts will be credited during a calendar quarter to an interest-bearing income account or a stock unit account in accordance with the director’s prior election. Amounts credited to an income account will bear interest at the prime rate in effect at the beginning of each calendar quarter. Amounts credited to a stock unit account will be deemed invested in phantom units for an as equal as possible number of shares of Class A common stock and Class B common stock, calculated based on the closing market prices on the first day of the next calendar quarter.

Upon a director’s retirement from the Board, the amounts deferred under the Director Deferred Compensation Plan are paid in cash in a lump sum or in three or five annual installments, based on the director’s prior election, with the lump sum or initial annual installment becoming payable on the later of six months after the director leaves the Board or on January 15 of the following year. The value of a stock unit account is determined by reference to the average of the closing market prices of Class A common stock and Class B common stock on the NYSE on each trading date during the four-week period ending five business days prior to the payment date. Amounts paid in installments accrue interest until the final installment is paid.

For more information on the phantom units held by our directors as of July 31, 2006, including those that converted from Former Viacom phantom units in the separation, see footnote 1 to ‘‘Security Ownership of Certain Beneficial Owners and Management.’’

Director Attendance at Certain Viacom Events

Because we believe it is in our best interest for directors to participate in certain events and meet with management, customers, talent and others important to our business, the Board has established a policy on director attendance at events. Under the policy, directors are allocated tickets without charge to attend specific events that have been designated as having a business purpose. In addition, travel expenses to such events are reimbursed by us in accordance with our normal travel policies. The cost of tickets and travel to any events other than the designated events will be at the director’s expense. The Governance and Nominating Committee is responsible for monitoring the implementation of this policy.

Executive Compensation

Summary Executive Compensation Table

The following table sets forth information on the total compensation in 2005 for our then President and Chief Executive Officer and four most highly compensated executive officers (the ‘‘named executive officers’’). These persons became our executive officers effective at the time of the separation. All 2005 annual and other compensation was paid, credited or deferred, as appropriate, by Former Viacom, except for bonus amounts which were paid by us in 2006 following the separation. Liabilities with respect to deferred amounts were transferred to us in connection with the separation, except that liability for amounts owed to Mr. Redstone was split equally between us and CBS Corporation. Equity compensation awards in 2005 were made by Former Viacom and were converted to Viacom equity awards in the separation pursuant to the terms of the Merger Agreement. The share amounts presented below reflect this conversion.

	Annual Compensation(1)				Long-Term CompensationAwards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Share Awards ($)(3)	Securities Underlying Stock Options (#)(4)	All Other Compensation ($)(5)	Total Compensation ***
Sumner M. Redstone Executive Chairman and Founder(6)	2005	$5,806,651	$7,125,000	$115,092	$4,298,700	—	$5,940	$17,351,383
Thomas E. Freston* President and Chief Executive Officer	2005	5,306,651	13,000,000	84,585	4,298,700	—	8,740	22,698,676
Michael D. Fricklas Executive Vice President, General Counsel and Secretary	2005	1,157,132	2,723,200	10,893	899,998	105,640	25,100	6,164,536
Michael J. Dolan** Executive Vice President and Chief Financial Officer	2005	1,016,266	2,733,848	2,472	899,986	115,376	3,960	5,969,067
Robert M. Bakish Executive Vice President, Operations and Viacom Enterprises	2005	931,731	2,242,500	14,200	899,998	105,640	24,816	5,461,458

*	Mr. Freston resigned from his position as President and Chief Executive Officer of Viacom effective September 5, 2006.

**	Mr. Dolan commenced employment as Executive Vice President and Chief Financial Officer of Former Viacom on May 2, 2005.

***	Total compensation for each executive represents the aggregate of the columns presented in the table except for stock options, which are valued at grant date present value as set forth in the table ‘‘Option Grants in Fiscal 2005.’’

(1)	Annual Compensation for 2005 includes in salary or bonus, as appropriate, the following amounts of compensation deferred by the executive:

Executive	Deferral Under Employment Agreement	401(k) Plan	Excess 401(k) Plan	Bonus Deferral Plan
Sumner M. Redstone	$2,300,000	—	—	—
Thomas E. Freston*	2,300,000	$14,000	—	—
Michael D. Fricklas	150,481	14,000	$45,666	—
Michael J. Dolan	168,269	—	—	—
Robert M. Bakish	—	14,000	135,423	$190,125

*	Mr. Freston resigned from his position as President and Chief Executive Officer of Viacom effective September 5, 2006.

Amounts deferred under the 401(k) plan are invested at the executive’s election in the investment options offered by the 401(k) plan. The executives are eligible to receive a matching contribution from Viacom to the 401(k) plan in the same manner as other employees. The amount of the matching contribution in 2005 for each executive is discussed below in footnote 5. Amounts deferred under the excess 401(k) plan, bonus deferral plan and pursuant to the executive’s employment agreement are credited to a book-entry account in the participant’s name and deemed invested in the same investment options the executive selects for the 401(k) plan. Such accounts are credited with earnings, gains or losses in the same manner as the 401(k) plan. The executives are eligible to receive a matching contribution from Viacom to the excess 401(k) plan in the same manner as other participants in the excess 401(k) plan. The amount of the matching contribution in 2005 for each executive is discussed below in footnote 5.

(2)	Perquisites. Other Annual Compensation for 2005 includes the following perquisites received by the named executive officers:

Executive	Personal Use of Viacom Aircraft(a)	Car Allowance(b)	Car Insurance	Personal Use of Car Service(c)
Sumner M. Redstone	$107,543	$6,549	$1,000	—
Thomas E. Freston*	69,993	6,549	1,000	$7,043
Michael D. Fricklas	2,704	6,549	1,000	640
Michael J. Dolan	—	2,234	—	238
Robert M. Bakish	—	13,200	1,000	—

*	Mr. Freston resigned from his position as President and Chief Executive Officer of Viacom effective September 5, 2006.

(a)	The incremental cost of use of our aircraft is calculated by dividing the total variable costs (such as fuel, aircraft maintenance, landing and navigation fees and flight crew expenses) by the total flight hours for such year and multiplying such amount by the individual’s total number of flight hours for non-business use for the year.

(b)	This perquisite was terminated for Messrs. Redstone, Freston, Fricklas and Dolan in July 2005 and for Mr. Bakish in April 2006.

(c)	Personal use of car service reflects commuting expenses in excess of company policy.

(3)	Value presented as of date of grant. As of January 3, 2006, the first day of trading of our Class B common stock following the separation, the value of the restricted share unit grants made in 2005 for each of the executives based on the opening price on the New York Stock Exchange of $41.12 was $2,310,532 for Mr. Redstone, $3,748,992 for Mr. Freston, $784,899 for Mr. Fricklas, $857,352 for Mr. Dolan and $784,899 for Mr. Bakish. Half of Mr. Redstone’s Former Viacom restricted share units converted into restricted share units of CBS Corporation.

(4)	The number of Former Viacom stock options granted in 2005 before the conversion in the separation was as follows: 133,249 for Mr. Fricklas, 145,530 for Mr. Dolan and 133,249 for Mr. Bakish.

(5)	We maintain a program of life and disability insurance which is generally available to all salaried employees on the same basis. In addition, during 2005, Former Viacom provided certain life insurance benefits at specified levels for the named executive officers. All Other Compensation includes (a) premiums paid for life insurance coverage for 2005 of $5,940 for each of Messrs. Redstone and Freston, $2,600 for Mr. Fricklas, $3,960 for Mr. Dolan and $2,316 for Mr. Bakish; (b) matching contributions under our 401(k) plan for 2005 of $2,800 for each of Messrs. Freston, Fricklas and Bakish; and (c) credits for matching contributions under our excess 401(k) plan for 2005 of $19,700 for each of Messrs. Fricklas and Bakish.

(6)	Amounts represent the full amount paid to Mr. Redstone by Former Viacom and are duplicative of amounts reported by CBS Corporation, except for the 2005 bonus amount which is our portion of Mr. Redstone’s 2005 bonus compensation that was paid in 2006. An equal amount of bonus compensation was paid to him by CBS Corporation.

Option Grants in Fiscal 2005

The following table sets forth certain information with respect to option grants to purchase shares of Viacom Class B common stock awarded during 2005 to our named executive officers and reflects the conversion of the grants in the separation. The table includes a column designated ‘‘Grant Date Present Value.’’ The calculation in that column is based on Former Viacom’s Black-Scholes option pricing model adapted for use in valuing stock options at the time of grant.

	Number of Shares of Class B Common Stock Underlying Options(1)	Individual Grants
Name		% of Total Options Granted to Employees in Fiscal 2005	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value(2)
Sumner M. Redstone	—	—	—	—	—
Thomas E. Freston*	—	—	—	—	—
Michael D. Fricklas	105,640	2.4%	$47.1493	1/26/13	$1,348,213
Michael J. Dolan	115,376	2.6%	43.1634	5/16/13	1,312,535
Robert M. Bakish	105,640	2.4%	47.1493	1/26/13	1,348,213

*	Mr. Freston resigned from his position as President and Chief Executive Officer of Viacom effective September 5, 2006.

(1)	The number and exercise price of Former Viacom stock options granted in 2005 was as follows: 133,249 for Mr. Fricklas at an exercise price of $37.38, 145,530 for Mr. Dolan at an exercise price of $34.22, and 133,249 for Mr. Bakish at an exercise price of $37.38. The options vest in four equal annual installments beginning one year from the date of grant, which in the case of Messrs. Fricklas and Bakish was January 26, 2005, and in the case of Mr. Dolan was May 16, 2005.

(2)	Valued using the Black-Scholes model. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. Expected volatility for stock option grants was determined based on Former Viacom’s historical volatility on the date of grant. The grant date values presented in the table were determined in part using the following weighted-average assumptions for Former Viacom. No adjustments were made for non-transferability or risk of forfeiture.

Expected stock price volatility	24.01%
Risk-free interest rate	3.80%
Expected dividend yield	.76%
Expected life of options	5.2 years

The approach used in developing the assumptions upon which the Black-Scholes valuation is based is consistent with the requirements of Statement of Financial Accounting Standards No. 123, ‘‘Accounting for Stock-Based Compensation.’’

Aggregated Option Exercises in Fiscal 2005 and Value of Options at January 3, 2006

The following table sets forth information with respect to option exercises of Former Viacom stock options during 2005 for the named executive officers, and the status of their options at January 3, 2006, which reflects the conversion of their options in the separation. The value of unexercised in-the-money options as of January 3, 2006, the first day of trading of our Class B common stock following the separation, is calculated by subtracting the exercise price of the options from the opening price on the New York Stock Exchange of $41.12 and multiplying that number by the number of options.

Name	Number of Shares of Class B Common Stock Acquired on Exercise	Value Realized($)	Number of Shares of Class B Common Stock Underlying Unexercised Options as of January 3, 2006		Value of Unexercised In-the-Money Options as of January 3, 2006($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sumner M. Redstone	2,000,000(1)	$28,904,000	4,981,855	568,008	$16,717,293	$0
Thomas E. Freston*	—	—	3,624,688	594,602	2,693,578	0
Michael D. Fricklas	—	—	610,456	105,640	2,489,991	0
Michael J. Dolan	—	—	—	115,376	0	0
Robert M. Bakish	—	—	336,940	105,640	1,076,184	0

*	Mr. Freston resigned from his position as President and Chief Executive Officer of Viacom effective September 5, 2006.

(1)	The number of shares acquired on exercise does not reflect the conversion in the separation. Giving effect to the separation, 1,585,604 shares were acquired on exercise. Mr. Redstone’s option exercises were effected pursuant to a Rule 10b5-1 trading plan adopted on November 3, 2005. Pursuant to the plan, Mr. Redstone exercised options that would otherwise have expired on January 29, 2006, and sold only such number of shares necessary so that the proceeds of the sales would be sufficient to pay the exercise price, income taxes and other fees associated with the exercise of the stock options.

On March 8, 2005, the compensation committee of Former Viacom approved the acceleration of the vesting of unvested stock options having an exercise price of $38 ($47.93 on a converted basis) or greater (other than options under Former Viacom’s Fund the Future program) granted from 1999 through May 19, 2004 under Former Viacom’s 2000 Long-Term Management Incentive Plan that were held by current employees on March 8, 2005, including our named executive officers (other than Mr. Dolan, who was not an employee of Former Viacom at that time). Also accelerated were a small number of unvested stock options having an exercise price of $38 ($47.93 on a converted basis) or greater granted under Former Viacom’s 1997 Long-Term Management Incentive Plan. Stock option awards granted from 1999 through May 19, 2004 with respect to approximately 29 million shares of Former Viacom Class B common stock, including options with respect to 2,371,250 shares of Former Viacom Class B common stock that were held by our named executive officers, were subject to this acceleration which was effective as of March 8, 2005. The compensation committee of Former Viacom also imposed a holding period that required certain Former Viacom executive officers who became our executive officers to refrain from selling the shares acquired upon the exercise of these options (other than shares needed to cover the exercise price and satisfy withholding taxes) until the date on which the exercise would have been permitted under the option’s original vesting terms or, if earlier, the executive officer’s last day of employment.

Retirement Plans

The Viacom Pension Plans.    We have established a tax-qualified defined benefit pension plan (the ‘‘Pension Plan’’) for all eligible Viacom employees who satisfy age and service requirements, including the named executive officers. The Pension Plan assumed from the Former Viacom pension plan the liability for benefits accrued through the date of the separation for our named executive officers who participated in the Former Viacom pension plan, except for Mr. Redstone for whom such liability will remain in the Former Viacom pension plan. Assets allocable to those accrued benefits are being transferred from the Former Viacom pension plan to the Pension Plan based on applicable rules governing such transfers.

Participation in our Pension Plan begins on the later of the first of the month coincident with or next following the date an employee turns 21 and completes one year of eligibility service. An eligible employee will receive a retirement benefit that is calculated using the plan formula and is based upon the employee’s years of benefit service (up to a maximum of 30 years) and final average compensation (eligible salary, commissions and bonus) for the highest 60 consecutive months out of the final 120 months of employment. Participants in the Pension Plan receive credit for years of service credited under the Former Viacom pension plan. Employees are fully vested in their accrued benefit upon completion of five full years of service.

Compensation for purposes of the Pension Plan is limited by federal law to $220,000 for 2006. This amount is adjusted each year in accordance with the Internal Revenue Code (the ‘‘Code’’). We have established an excess pension plan (the ‘‘Excess Pension Plan’’) to provide benefits to participants in the Pension Plan whose annual base salary and commissions exceed the annual compensation limitation. We have assumed the liability for amounts credited under the Former Viacom excess pension plan through the date of the separation for our named executive officers who participated in the Former Viacom excess pension plan, except for the liability for Mr. Redstone that will remain a liability of Former Viacom.

The benefits under the Excess Pension Plan are calculated using the Pension Plan formula and eligible compensation in excess of the annual compensation limitation. The maximum amount of total annual compensation that may be taken into account under the Pension Plan and the Excess Pension Plan (together, the ‘‘Pension Plans’’) is $750,000 or, for any employee who was a participant in the Former Viacom excess pension plan as of December 31, 1995, the employee’s base salary as of December 31, 1995, if greater than $750,000. In the case of Mr. Redstone, the maximum amount is limited to $375,000. Mr. Freston’s base salary as of December 31, 1995 exceeded $750,000 but was less than $1 million and his pension benefit will therefore be based on his base salary as of that date.

The following table illustrates, for representative average annual compensation and years of benefit service classifications, the annual retirement benefit payable to employees under the Pension Plans upon retirement in 2006 at age 65, based on the single life annuity form of benefit payment and not subject to offset.

Pension Plan Table

	Years of Service
Remuneration	15	20	25	30
$250,000	$61,781	$82,375	$102,969	$123,562
500,000	127,406	169,875	212,344	254,812
750,000	193,031	257,375	321,719	386,062
1,000,000	258,656	344,875	431,094	517,312

The number of years of benefit service through July 31, 2006 credited for Messrs. Freston, Fricklas and Bakish are approximately 21 years, 12 years, and 8.5 years, respectively. Mr. Redstone’s participation in the Pension Plans is deemed to have commenced on January 1, 2006 for purposes of benefit service. Mr. Redstone must receive certain minimum payments from the Pension Plan beginning in 2007. Mr. Dolan’s participation in the Pension Plans commenced on June 1, 2006 and he is credited with two months of benefit service through July 31, 2006.

The Viacom 401(k) Plans.    We have established a tax-qualified defined contribution 401(k) plan (the ‘‘401(k) Plan’’) for all eligible employees, including the named executive officers, who satisfy age requirements, and, for certain categories of employees, service requirements. The full account balances as of the separation date of our named executive officers under the Former Viacom 401(k) plan have been transferred to the 401(k) Plan, except for the account balance of Mr. Redstone that will remain in the Former Viacom 401(k) Plan. Full-time employees who have turned 21 will be eligible to participate in the 401(k) Plan immediately upon their date of hire. Participants may defer between 1% and 15% of their eligible compensation on a before tax or after tax basis. Our matching contribution is calculated using a performance-based formula. Employees become vested in their matching contribution account in the 401(k) Plan according to a schedule over a five-year period. For purposes of vesting, participants receive credit for years of service credited under the Former Viacom 401(k) plan.

Compensation for purposes of the 401(k) Plan is limited by federal law to $220,000 for 2006. This amount is adjusted each year in accordance with the Code. We have established excess 401(k) plans to provide benefits to employees who are participants in the 401(k) Plan and whose annual base salary and commissions exceed the annual compensation limitation. We maintain an account in the name of each participant and that account is credited with the amount of the participant’s deferral. Participant accounts under the excess 401(k) plans are credited (or charged) with earnings, gains or losses based on the investment performance of the funds selected by the participant for amounts contributed to the 401(k) Plan. We have assumed the liability for amounts credited under the Former Viacom excess 401(k) plans through the date of the separation for our named executive officers who participated in the Former Viacom excess 401(k) plans, except for the liability for Mr. Redstone that will remain in the Former Viacom excess 401(k) plans. All of our executive officers are eligible to participate in the Viacom Excess 401(k) Plan for Designated Senior Executives.

Matching contributions made by us to the 401(k) Plan and credited under the excess 401(k) plans together for any participant will not be made with respect to eligible compensation in excess of $750,000 or, for any employee who was a participant in the Former Viacom excess 401(k) plans as of December 31, 1995, the sum of the employee’s base salary plus bonus as of December 31, 1995, if greater than $750,000. In the case of Mr. Redstone, the maximum amount of compensation with respect to which matching contributions will be made is limited to $375,000.

The Bonus Deferral Plans.    Our bonus deferral plans are voluntary unfunded nonqualified deferred compensation plans for the benefit of senior executives who are designated as eligible to participate in the excess 401(k) plans (whose annual base salary and commissions exceed the annual compensation limit under the 401(k) Plan). Under the terms of the bonus deferral plans, a participant may elect before the end of each year to defer a portion (from 1% to 15%) of his or her cash bonus compensation earned in respect of the next succeeding calendar year. We maintain an account in the name of each participant, which account is credited with the amount of the participant’s bonus deferral. Participant accounts under the bonus deferral plans are credited (or charged) with earnings, gains or losses based on the investment performance of the funds selected by the participant for amounts contributed to the 401(k) Plan. We have assumed the liability for amounts credited under the Former Viacom bonus deferral plans through the date of the separation for our named executive officers who participated in the Former Viacom bonus deferral plans. All of our executive officers are eligible to participate in the Viacom Bonus Deferral Plan for Designated Senior Executives.

Employment Agreements

On December 29, 2005, we entered into a new employment agreement with Sumner M. Redstone, pursuant to which Mr. Redstone serves as our Executive Chairman and Founder effective as of the separation. Mr. Redstone’s agreement provides that he will be actively engaged in, and have responsibility, working with the Board and our President and Chief Executive Officer, for (a) our overall leadership and strategic direction; (b) providing guidance and support to our senior management; (c) the coordination of the activities of the Board; and (d) communication with stockholders and other important constituencies. Under the Employment Agreement, Mr. Redstone will receive an annual salary of $1.75 million; annual deferred compensation of $1.3 million; an annual bonus for 2005, as jointly determined by the compensation committees of Viacom and CBS Corporation and to be paid 50% by each company; and an annual bonus for 2006 and thereafter to be paid in accordance with our Senior Executive Short-Term Incentive Plan based on performance objectives established by our compensation committee (with the target bonus for 2006 and later years being 200% of the sum of Mr. Redstone’s salary and deferred compensation). The Employment Agreement also provides that Mr. Redstone’s Former Viacom equity awards be converted into corresponding Viacom and CBS Corporation awards in accordance with the terms of the Merger Agreement by which the separation was effected. The Employment Agreement generally permits Mr. Redstone to participate in all arrangements for benefits, business expenses and perquisites available to our senior executives (including life insurance, which in the case of Mr. Redstone is in the amount of $2.5 million). The Employment Agreement has no specific term and may be terminated at the will of either party upon notice to the other. Pursuant to the terms of Mr. Redstone’s employment agreement in place during 2005, he received an award under the Former Viacom LTMIP of 115,000 RSUs in 2005. The RSUs vest upon certification by the Compensation Committee that the one-year performance criteria established by the Compensation Committee for the year in which the units were granted have been achieved. The units are payable in shares of Class B common stock. Mr. Redstone elected to defer the settlement of his 2005 grant of RSUs.

On July 1, 2004, Former Viacom entered into an employment agreement with Mr. Freston with a five-year term. On June 14, 2005, Former Viacom amended the terms of Mr. Freston’s employment agreement by letter agreement. As of the date of the separation, Mr. Freston’s employment agreement was assigned to us, and until September 5, 2006, Mr. Freston served as our President and Chief Executive Officer. Effective September 5, 2006, Mr. Freston resigned from his position with Viacom. We have agreed that this resignation constitutes a voluntary termination for good reason (as that term is defined in his employment agreement). As such, under his employment agreement, Mr. Freston will be entitled to receive salary, deferred compensation and target bonus compensation and certain benefits and perquisites for the balance of the employment term (or, in the case of medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act (‘‘COBRA’’), for at least 18 months after the date of termination). Further, upon Mr. Freston's termination of employment for good reason, all unvested RSUs vest and become payable and all stock options granted on or after July 1, 2004 that are vested on the date of such termination of his employment, or that would have vested and become exercisable by the end of the employment term, become exercisable for two years after the date of such termination (but not beyond the expiration date of the stock options).

As a result of his separation from employment, Mr. Freston's payments are currently expected to be generally consistent with the terms of his employment agreement, including, without limitation, the expense and payment of approximately $60 million in cash and the recognition of approximately $10 million in previously unrecognized compensation expense related to vesting of previously granted stock based compensation.

On September 5, 2006, we entered into an employment agreement with Mr. Dauman pursuant to which he serves as our President and Chief Executive Officer. The term of Mr. Dauman's employment will continue until December 31, 2011. Under the employment agreement, Mr. Dauman receives an annual salary of $2 million and will be eligible to receive an annual cash bonus based upon the achievement of performance objectives established by the Compensation Committee of the Board. Mr. Dauman's target bonus for each year will be $7 million (subject to annual review and possible increase by the Compensation Committee) and his maximum bonus will be two times his target bonus. Pursuant to the employment agreement, on September 8, 2006, Mr. Dauman received a grant of stock options to purchase 1,617,251 shares of our Class B common stock at an exercise price of $34.46 per share. These stock options will vest and become exercisable on March 5, 2007, and have a term of eight years.

Mr. Dauman's employment agreement provides for him to receive, beginning in 2007, annual long-term incentive awards with a target value of $12 million, 50% in the form of stock options and 50% in the form of performance share units (‘‘PSUs’’). The stock options will have an exercise price equal to the closing price of our Class B shares on the date of grant and will vest in 25% installments on the first four anniversaries of the date of grant. PSUs are notional units of measurement and represent the right to receive a number of Class B shares determined on the basis of the relative total shareholder return of the Class B shares in comparison to the total shareholder return of the common stock of companies comprising the Standard & Poor's 500 Composite Index (with limited exceptions) at the start of a measurement period of approximately three years (except that the measurement period for Mr. Dauman's 2007 and 2008 awards of PSUs began on September 8, 2006 and will run through December 31, 2009 and December 31, 2010, respectively) and, under certain circumstances, determined on the basis of our earnings per share during such period. Payouts under the PSUs range from zero to a maximum of 300% of the target number of Class B shares for the award.

Mr. Dauman agreed to invest at least $5 million in Class B shares within three months of September 5, 2006. Mr. Dauman fulfilled this commitment on September 11, 2006. We awarded Mr. Dauman RSUs on a 2:1 basis for each Class B share that he purchased, up to a maximum investment of $5 million by him. These RSUs will vest in equal installments over four years, provided that Mr. Dauman retains his ownership of the purchased shares through the applicable vesting date. Under his employment agreement, we will provide Mr. Dauman with term life insurance in the amount of $8 million.

Mr. Dauman's employment agreement contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and Viacom's ownership of work product and requiring cooperation in litigation, as well as other covenants, during Mr. Dauman's employment and for specified periods after the termination of employment. Under Mr. Dauman's employment agreement, if Mr. Dauman resigns his employment for ‘‘good reason’’ or if Viacom terminates Mr. Dauman's employment without ‘‘cause’’ (as these terms are defined in his employment agreement), Mr. Dauman will be entitled to receive accrued compensation and benefits; a prorated bonus for his year of termination based on his target bonus; a severance payment equal to two times (i) his salary and (ii) the higher of the average annual cash bonuses paid with respect to the three (or fewer) prior calendar years and his target bonus for the year in which his termination of employment occurs. In addition, unvested stock options and matching RSUs would vest. Mr. Dauman's outstanding awards of PSUs would be valued based on performance through his termination date with a measurement period generally extending back three years (or to his employment commencement date, if later). If any payments made to Mr. Dauman would be subject to the excise tax imposed on ‘‘parachute’’ payments by the Internal Revenue Code, we will ‘‘gross-up’’ his compensation for the excise taxes and any federal, state and local taxes applicable to the gross-up payment (including penalties and interest), but only if the amount of payments and benefits under the agreement, without taking account of the ‘‘gross up’’, exceeds 110% of the amount that could be provided without imposition of the excise tax.

On September 5, 2006, we entered into an employment agreement with Mr. Dooley pursuant to which he serves as our Senior Executive Vice President and Chief Administrative Officer. The term of Mr. Dooley's employment will continue until December 31, 2011. Under his employment agreement, Mr. Dooley receives an annual salary of $1.6 million and will be eligible to receive an annual cash bonus based upon the achievement of performance objectives established by the Compensation Committee. Mr. Dooley's target bonus for each year will be $5.6 million (subject to annual review and possible increase by the Compensation Committee) and his maximum bonus will be two times his target bonus. Pursuant to the employment agreement, on September 8, 2006, Mr. Dooley received a grant of stock options to purchase 1,293,801 shares of our Class B common stock at an exercise price of $34.46 per share. These stock options will vest and become exercisable on March 5, 2007 and have a term of eight years.

Mr. Dooley's employment agreement provides for him to receive, beginning in 2007, annual long-term incentive awards with a target value of $9.6 million, 50% in the form of stock options and 50% in the form of PSUs. Mr. Dooley's employment agreement provides terms for his annual awards of stock options and PSUs that are substantially identical to the corresponding provisions of Mr. Dauman's employment agreement. Mr. Dooley has agreed to invest at least $4 million in Class B shares within three months of September 5, 2006. Mr. Dooley fulfilled this commitment on September 11, 2006. We awarded Mr. Dooley RSUs on a 2:1 basis for each Class B share that he purchased, on the same terms that apply to Mr. Dauman. Under his employment agreement, we will provide Mr. Dooley with term life insurance in the amount of $6.4 million.

Mr. Dooley's employment agreement contains covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and Viacom's ownership of work product and requiring cooperation in litigation, as well as other covenants, during Mr. Dooley's employment and for specified periods after the termination of employment. The terms of Mr. Dooley's agreement that would apply if we terminate his employment without cause or if he resigns for good reason are substantially identical to the corresponding terms of the Mr. Dauman's agreement.

Mr. Fricklas’ employment agreement with Former Viacom was amended in April 2005. Effective as of the date of the separation, Mr. Fricklas’ employment agreement with Former Viacom was assigned to us and Mr. Fricklas serves as Executive Vice President, General Counsel and Secretary of

Viacom. The employment agreement provides that it shall not be considered ‘‘good reason’’ or a breach of Former Viacom’s obligations under the employment agreement if Mr. Fricklas is assigned duties directly comparable to those set forth in his employment agreement, reports to our Chairman or the Chief Executive Officer directly, holds a title no less than the title he held with Former Viacom prior to the separation and our financial statements report no less than 30% of the consolidated revenues and OIBDA of Former Viacom for the year ended December 31, 2004. ‘‘OIBDA’’ refers to operating income before depreciation and amortization. Mr. Fricklas’ agreement provides that he will continue to be employed as our Executive Vice President, General Counsel and Secretary through January 31, 2008, at a salary of $1.25 million per annum. Mr. Fricklas’ annual target bonus was set at $1 million for calendar year 2005 and increased to 100% of the sum of his salary and deferred compensation for 2006 and subsequent years. Mr. Fricklas earned deferred compensation at an annual rate of $100,000 through April 30, 2005 and then at an annual rate of $175,000 for the balance of 2005. Beginning on January 1, 2006, Mr. Fricklas earned deferred compensation at an annual rate of $250,000. Mr. Fricklas is also eligible to receive annual grants of long-term compensation for 2006 and subsequent years, as determined by the Compensation Committee based on a target value of $3 million. On May 24, 2006, Mr. Fricklas received a grant of 189,873 stock options and 24,470 RSUs. Under his employment agreement, Mr. Fricklas is provided with $5 million of life insurance in effect from January 1, 2006. Mr. Fricklas’ employment agreement contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and our ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment. In the event of the termination of Mr. Fricklas’ employment by us without ‘‘cause’’ or his voluntary termination for ‘‘good reason’’ (as these terms are defined in his employment agreement) during the employment term, he will be entitled to receive salary, deferred compensation and target bonus compensation and certain benefits and perquisites for the balance of the employment term, subject to mitigation after the first 12 months. Further, in such event, stock options that would have vested during the employment term will vest on the date of termination and, together with outstanding options that vested prior to the date of termination, will remain exercisable for the following period after the date of termination (but not beyond the expiration of such stock options): one year for options granted on or after January 29, 2003 and six months for options granted before January 29, 2003. Effective as of the date of the separation, the restrictive covenants contained in Mr. Fricklas’ employment agreement will apply to the benefit of both Viacom and CBS Corporation until one year after the date of the separation and thereafter only to us.

On May 2, 2005, Former Viacom entered into an employment agreement with Mr. Dolan with a four-year term. The employment agreement provides that Mr. Dolan would be employed as Executive Vice President of Former Viacom effective May 2, 2005 and Chief Financial Officer of Former Viacom effective May 11, 2005, at a salary of $1.25 million per annum. Effective as of the date of the separation, Mr. Dolan’s employment agreement was assigned to us and Mr. Dolan serves as our Chief Financial Officer. Mr. Dolan’s annual target bonus is 100% of the sum of his salary and deferred compensation. Mr. Dolan earns deferred compensation at an annual rate of $250,000. The amount of Mr. Dolan’s salary and deferred compensation will be subject to discretionary annual merit reviews commencing May 2, 2006. Mr. Dolan is also eligible to receive annual grants of long-term compensation for the calendar years 2005 through 2008, as determined by the Compensation Committee, based on a target value of $3 million. On May 24, 2006, Mr. Dolan received a grant of 189,873 stock options and 24,470 RSUs. Under his employment agreement, Mr. Dolan is provided with $5 million of life insurance. Mr. Dolan’s employment agreement contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and our ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment. In the event of the termination of Mr. Dolan’s employment by us without ‘‘cause’’ or his voluntary termination for ‘‘good reason’’ (as these terms are defined in his employment agreement) during the employment term, he will be entitled to receive salary, deferred compensation and target bonus compensation and certain benefits and perquisites for the balance of the employment term, subject to mitigation after the first 12 months. Further, in such event, stock options that would have vested during the employment term will vest on the date of termination and, together with outstanding options that vested prior to the date of termination, will remain exercisable for one year after the date of termination (but not beyond the expiration of such stock options).

On August 1, 2004, Former Viacom entered into an employment agreement with Mr. Bakish for a three-year term. Effective as of the date of the separation, Mr. Bakish’s employment agreement with Former Viacom was assigned to us and Mr. Bakish serves as Executive Vice President, Operations and Viacom Enterprises. The employment agreement provides that Mr. Bakish would be employed as Executive Vice President, Operations, of the office of the co-President and co-Chief Operating Officer of Former Viacom with responsibility for MTV Networks, at a salary of $900,000 per annum subject to annual merit reviews. Mr. Bakish’s annual target bonus is 100% of his salary. Mr. Bakish is eligible to receive annual grants of long-term compensation for 2006 and 2007, as determined by the Compensation Committee, based on a target value of $3 million, through a combination of RSUs and stock options, with at least 30% of the value of each annual long-term compensation award derived from the grant of RSUs. On May 24, 2006, Mr. Bakish received a grant of 189,873 stock options and 24,470 RSUs. Mr. Bakish’s employment agreement contains restrictive covenants imposing non-competition obligations, restricting solicitation of employees, protecting confidential information and our ownership of work product and requiring cooperation in litigation, as well as other covenants, during his employment and for specified periods after the termination of employment. In the event of the termination of Mr. Bakish’s employment by us without ‘‘cause’’ or his voluntary termination for ‘‘good reason’’ (as these terms are defined in his employment agreement) during the employment term, he will be entitled to receive salary, target bonus compensation and certain benefits and perquisites for the balance of the employment term, subject to mitigation after the first 12 months. Further, in such event, stock options that would have vested during the employment term will vest on the date of termination and will remain exercisable for the following periods after the date of termination (but not beyond the expiration of such stock options); for options granted before August 1, 2004, six months after the date of termination; and for options granted on or after August 1, 2004, one year if the termination occurs before August 1, 2006 and two years if the termination occurs on or after August 1, 2007. In addition, in such event, all unvested RSUs that would have vested during the employment term will vest and become payable on the date of termination.

Compensation Committee Interlocks and Insider Participation

Robert K. Kraft, Frederic V. Salerno and William Schwartz serve on our Compensation Committee. None of such persons has ever been an officer or employee of ours or any of our subsidiaries. The members of Former Viacom’s Compensation Committee during 2005 were Frederic V. Salerno, William Schwartz, Robert D. Walter, and until May 2005, Jan Leschly. During 2005, no Former Viacom executive officer served as a director or member of the compensation committee of any other entity of which an executive officer served on Former Viacom’s Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

National Amusements (‘‘NAI’’) licenses films in the ordinary course of its business for its motion picture theaters from all major studios, including Paramount Pictures, one of our business units. Payments by NAI to Paramount Pictures for film licenses amounted to approximately $14.6 million in 2005, and, during the six month periods ended June 30, 2006 and 2005, such payments amounted to approximately $1.8 million and $4.0 million, respectively. NAI also licenses films from a number of unaffiliated companies, and Paramount Pictures expects to continue to license films to NAI on similar terms in the future. In addition, NAI and Paramount Pictures have co-op advertising arrangements pursuant to which Paramount Pictures paid NAI approximately $734,000 in 2005. Our businesses also occasionally engage in transactions with NAI (e.g., movie ticket purchases and various promotional activities) from time to time, none of which we believe have been or are expected to be material, either individually or in the aggregate. We believe that the terms of these transactions between NAI and Paramount Pictures and our other businesses were no more or less favorable to Paramount Pictures or our other businesses than transactions between unaffiliated companies and NAI.

On December 21, 2005, in anticipation of the commencement of our $3.0 billion stock purchase program in January 2006, we entered into an agreement with NAI and NAIRI, Inc. (the ‘‘NAIRI Agreement’’) under which we agreed to buy, and NAI and NAIRI agreed to sell, a number of shares of our Class B common stock each month such that the ownership percentage of our Class A common stock and Class B common stock (considered as a single class) held by NAI and/or NAIRI would not increase as a result of our purchases of shares under our stock purchase program. The NAIRI Agreement became effective at the time of the separation, and was approved by the Former Viacom Board on December 8, 2005 and ratified by our Board on January 26, 2006. Its terms are substantially identical to the agreement between Former Viacom, NAI and NAIRI in effect prior to the separation. From January 1, 2006 to September 14, 2006, we purchased 5.8 million shares of our Class B common stock from NAIRI for approximately $224.7 million.

In September 2005, Cinemas International Corporation N.V., a joint venture between Former Viacom and Vivendi Universal, agreed to sell its Brazilian movie operations to NAI for approximately $27.5 million in a transaction that closed in October 2005. The sale was discussed with multiple potential purchasers, negotiated on an arm’s length basis, and approved by disinterested directors (after receiving an opinion from an independent financial advisory firm that the transaction was fair to Former Viacom from a financial point of view).

Mr. Redstone and NAI own in the aggregate approximately 88% of the common stock of Midway Games, Inc. (‘‘Midway’’) as of July 31, 2006. Midway places advertisements on several of our cable networks from time to time. During 2005, Midway made payments to MTV Networks of approximately $5.9 million and, during the six months ended June 30, 2006 and 2005, Midway made payments to MTV Networks of approximately $3.0 million and $2.4 million, respectively. In addition, in 2004, Paramount Pictures, MTV Films and Midway announced agreements pursuant to which Paramount Pictures and MTV Films would acquire the film rights for certain Midway video games. No amounts were paid with respect to these agreements in 2005. In addition, Paramount is in development on a film based on a Midway game title, the rights to which it acquired from a third party. Midway will share in the gross receipts of the film if it is released. In June 2005, MTV Networks and Midway entered into marketing and licensing arrangements with respect to certain Midway game titles. Under the arrangements, MTV Networks will provide certain licenses of MTV Networks intellectual property to Midway and has the option to provide marketing support for the game titles. If the option is exercised, Midway has committed to purchasing advertising time from MTV Networks, paying MTV Networks a royalty on sales of the game titles, and allowing MTV Networks to sell certain advertisements within the games. No amounts were paid in connection with these arrangements in 2005. We believe that the volume and terms of these transactions were no more or less favorable to our respective businesses than they would have obtained from unrelated parties. We may continue to enter into similar business transactions with Midway in the future.

Mr. George S. Abrams, who is a Viacom director and is also a director of NAI, entered into an agreement with Former Viacom in 1994 to provide legal and governmental consulting services to Former Viacom. Former Viacom made payments to Mr. Abrams for such services of $120,000 in 2005. We assumed the agreement from Former Viacom in the separation.

Mr. Alan C. Greenberg is a Viacom director and is chairman of the executive committee and a member of the board of directors of Bear Stearns. Bear Stearns administers our stock repurchase program and also acted as one of Viacom’s financial advisors in connection with the separation. Bear Stearns is expected to continue to perform certain broker services for Viacom and may provide investment banking services from time to time.

Travis Griffith, the son of Ms. JoAnne Griffith, works in the human resources department of MTV Networks in Chicago. His compensation in 2005 was approximately $82,000. His compensation is comparable to other MTV Networks employees at a similar level.

Irwin Robinson, the father of Ms. Carole Robinson, is Chairman and Chief Executive Officer of Famous Music. Mr. Robinson’s compensation is comparable to senior executives in similar positions at Viacom.

In November 1995, Former Viacom entered into an agreement with Gabelli Asset Management Company (‘‘GAMCO’’) pursuant to which GAMCO managed certain assets in the Former Viacom pension plan. Former Viacom paid GAMCO approximately $341,000 in 2005 for these investment management services. According to a Schedule 13D filed on January 13, 2006 with the SEC by entities that are affiliated with GAMCO, such entities own 4,851,223 shares of our Class A common stock, or approximately 7.9% of the outstanding shares of that class. GAMCO does not currently serve as an investment manager for our pension plan.

Transactions with CBS Corporation.     Prior to the separation, we engaged in various intercompany transactions with the businesses that are now part of CBS Corporation. Following the separation, NAI, through NAIRI, continues to hold approximately 11.4% of the outstanding equity and approximately 76.7% of the voting stock of Viacom and approximately 11.1% of the outstanding equity and approximately 74.4% of the voting stock of CBS Corporation. The following discusses the material agreements between CBS Corporation and us and/or our respective subsidiaries.

Through Paramount Pictures, we license motion picture products to CBS Corporation. Paramount Pictures also distributes certain television products on behalf of CBS television in the home entertainment market. MTV Networks and BET recognize advertising revenues for media spending placed by various subsidiaries of CBS Corporation. In addition, we are also involved in transactions with Simon & Schuster and Paramount Parks, which, in the case of Simon & Schuster, is a wholly owned subsidiary of CBS Corporation and, in the case of Paramount Parks, was a wholly owned subsidiary of CBS Corporation until it was sold to Cedar Fair L.P. on June 30, 2006. Total revenues from these transactions were $154.9 million in 2005 and $103.8 million and $86.7 million for the six months ended June 30, 2006 and 2005, respectively.

Through MTV Networks and BET, we purchase television programming from CBS Corporation. In addition, we place advertisements with various subsidiaries of CBS Corporation. The total related party purchases were $173.6 million, of which $78.8 million was for purchases of advertising, in 2005, and $42.8 million, of which $34.8 million was for purchases of advertising, and $75.5 million, of which $53.0 million was for purchases of advertising, for the six months ended June 30, 2006 and 2005, respectively.

Transactions with CBS Corporation through the normal course of business are settled in cash. As of June 30, 2006, CBS Corporation owed us approximately $102 million, and we owed CBS Corporation approximately $342 million in connection with our various transactions.

Separation-Related Agreements with CBS Corporation.    In connection with the separation, we entered into a Separation Agreement with CBS Corporation that identified assets to be transferred, liabilities to be assumed and obligations of each company following the separation, including indemnification obligations for such liabilities. We also entered into a Transition Services Agreement, pursuant to which we and CBS Corporation provide certain specified services to each other on an interim basis, and a Tax Matters Agreement, which sets forth our responsibilities with respect to, among other things, liabilities for federal, state, local and foreign income taxes for periods prior to the separation and indemnification for income taxes that would become due if the separation were a taxable event. These agreements are described in more detail in our Annual Report on Form 10-K for the year ended December 31, 2005.

In accordance with the terms of the Separation Agreement, on December 29, 2005 we paid a preliminary special dividend to Former Viacom of $5.4 billion, which amount is subject to adjustments set forth in the agreement. On March 14, 2006, we received from CBS Corporation an initial statement that the dividend should be increased by a net amount of approximately $460 million. On April 28, 2006, we served CBS Corporation with a notice of disagreement. Based on an assessment of the amount and underlying components of the proposed additional dividend payment we recorded a net amount of $170.2 million at March 31, 2006 which was paid to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth as of July 31, 2006, unless otherwise indicated, information concerning the beneficial ownership of our Class A and Class B common stock by (i) each current director, (ii) each named executive officer and (iii) our current directors and executive officers as a group. ‘‘Option Shares’’ reflects options to purchase shares which were unexercised but exercisable within a period of 60 days and are excluded from the column ‘‘Number of Equity Shares.’’ Each person has sole voting and investment power over the shares reported, except as noted. Also set forth below is information concerning the beneficial ownership by each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of Class A common stock. As of July 31, 2006, there were 61,073,449 shares of Class A common stock outstanding and 648,387,493 shares of Class B common stock outstanding.

	Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares		Option Shares	Percentage of Class
George S. Abrams	Class A common stock	9,862	(1)	—	*
	Class B common stock	26,769	(1)(2)	19,817	*
Robert M. Bakish	Class A common stock	—		—	*
	Class B common stock	14,788	(3)(4)(5)	363,350	*
Philippe P. Dauman(6)	Class A common stock	—		—	*
	Class B common stock	3,267		12,699	*
Michael J. Dolan	Class A common stock	—		—	*
	Class B common stock	8,241		28,844	*
Thomas E. Dooley(6)	Class A common stock	2,119	(3)	—	*
	Class B common stock	2,591	(3)	—	*
Thomas E. Freston	Class A common stock	1,412	(3)(5)	—	*
	Class B common stock	55,684	(3)(4)(5)	3,822,889	*
Michael D. Fricklas	Class A common stock	36	(3)(5)	—
	Class B common stock	6,948	(3)(5)	597,226	*
Ellen V. Futter	Class A common stock	—		—	*
	Class B common stock	—		—	*
Alan C. Greenberg	Class A common stock	—		—	*
	Class B common stock	26,248		11,099	*
Robert K. Kraft	Class A common stock	811	(1)	—	*
	Class B common stock	18,311	(1)(2)	—	*
Charles E. Phillips, Jr.	Class A common stock	902	(1)	—	*
	Class B common stock	910	(1)	8,985	*
Shari Redstone	Class A common stock	1,207	(1)	—	*
	Class B common stock	2,709	(1)(2)(7)	4,886	*
Sumner M. Redstone(8)	Class A common stock	46,829,454	(9)	—	76.7%
	Class B common stock	35,470,424	(3)(5)(9)	5,171,191	5.8%
Frederic V. Salerno	Class A common stock	10,037	(1)	—	*
	Class B common stock	16,313	(1)	15,061	*
William Schwartz	Class A common stock	12,385	(1)	—	*
	Class B common stock	17,048	(1)	17,439	*
NAIRI/NAI(10)	Class A common stock	46,829,414		—	76.7%
	Class B common stock	35,180,057		—	5.4%

	Beneficial Ownership of Equity Securities
Name	Title of Equity Security	Number of Equity Shares	Option Shares	Percentage of Class
Mario J. Gabelli(11) Gabelli Asset Management Inc	Class A common stock	4,851,223	—	7.9%
Current directors and executive officers as a group, other than Sumner M. Redstone (19 persons)	Class A common stock	39,059	—	*
	Class B common stock	208,846	5,308,500	*

*	Represents less than 1% of the outstanding common stock of the class.

(1)	Includes the following Class A phantom stock units and Class B phantom stock units credited pursuant to the Director Deferred Compensation Plan: Abrams, 9,862 Class A and 10,043 Class B; Kraft, 811 Class A and 811 Class B; Phillips, 902 Class A and 910 Class B; Shari Redstone, 1,207 Class A and 1,209 Class B; Salerno, 10,037 Class A and 10,065 Class B; and Schwartz, 12,385 Class A and 12,548 Class B.

(2)	Includes for Abrams, 100 Class B shares held indirectly as executor of a trust; Kraft, 2,500 Class B shares held by Kraft Family Investment LLC; and Shari Redstone, 1,500 Class B shares held in trusts for the benefit of her children for which she is co-trustee.

(3)	Includes shares held through the Viacom 401(k) plan.

(4)	Includes the following shares owned by family members of the officer or director: Bakish, 211 Class B and Freston, 32 Class B.

(5)	Includes the following Class A stock units and Class B stock units credited pursuant to the Excess 401(k) plan, Bonus Deferral plan and/or contractual deferral: Bakish, 10,540 Class B; Freston, 1,375 Class A and 5,294 Class B; Fricklas, 13 Class A and 3,174 Class B; and Sumner Redstone, 1,826 Class B.

(6)	Under the terms of their respective employment agreements, Mr. Dauman and Mr. Dooley committed to invest an additional $5 million and $4 million, respectively, in shares of Class B common stock by no later than December 5, 2006. Messrs. Dauman and Dooley fulfilled their commitments by purchasing, respectively, 143,621 and 114,895 shares of Class B common stock on September 11, 2006.

(7)	Ms. Redstone is a stockholder of NAI and has a significant indirect beneficial interest in the Viacom shares owned by NAI.

(8)	The address for Mr. Redstone is c/o Viacom Inc., 1515 Broadway, New York, NY 10036-5794.

(9)	Except for 40 shares of Class A common stock and 288,320 shares of Class B common stock owned directly by Mr. Redstone, 121 shares of Class B common stock held by Mr. Redstone through the Viacom 401(k) plan, 100 shares of Class B common stock held by Mr. Redstone’s wife, and 1,826 shares of Class B common stock held in deferred compensation accounts, all shares are owned beneficially by NAI. Mr. Redstone is the beneficial owner of the controlling interest in NAI and, accordingly, beneficially owns all such shares. NAIRI is a wholly owned subsidiary of NAI.

(10)	The address for NAI and NAIRI is 200 Elm Street, Dedham, Massachusetts 02026.

(11)	According to a Schedule 13D filed on January 13, 2006 with the SEC by GAMCO Investors, Inc. and related entities. The address for Mario J. Gabelli and GAMCO Investors, Inc. is One Corporate Center, Rye, New York 10580.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

We sold the unregistered 2009 senior notes to Deutsche Bank Securities Inc., as representative of the initial purchasers, on June 16, 2006. The initial purchasers then resold the unregistered 2009 senior notes under an offering memorandum dated June 13, 2006 in reliance on Rule 144A and Regulation S under the Securities Act. We sold the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures to Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the initial purchasers, on April 12, 2006. The initial purchasers then resold the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures under an offering memorandum dated April 5, 2006 in reliance on Rule 144A and Regulation S under the Securities Act. On April 12, 2006, we entered into a registration rights agreement with the initial purchasers of the unregistered 2011 senior notes, the unregistered 2016 senior notes and unregistered 2036 senior debentures and on June 16, 2006, we entered into a registration rights agreement with the initial purchasers of the unregistered 2009 senior notes. Under the registration rights agreements, we agreed to use our reasonable best efforts to cause an exchange offer to be consummated within 300 days of June 16, 2006 (in the case of the unregistered 2009 senior notes) and within 300 days of April 12, 2006 (in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures).

If you participate in the exchange offer, you will, with limited exceptions, receive exchange senior notes and debentures that are freely tradable and not subject to restrictions on transfer. You should read the information in this prospectus under the heading ‘‘— Resales of Exchange Senior Notes and Debentures’’ for more information relating to your ability to transfer exchange senior notes and debentures.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of unregistered senior notes and debentures in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

If you are eligible to participate in this exchange offer and you do not tender your unregistered senior notes and debentures as described in this prospectus, you will not have any further registration rights. In that case, your unregistered senior notes and debentures will continue to be subject to restrictions on transfer under the Securities Act.

Shelf Registration

In the registration rights agreements, we agreed to file a shelf registration statement only if:

•	after June 16, 2006, in the case of the unregistered 2009 senior notes, or after April 12, 2006, in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures, there is a change in law or applicable interpretations of the law by the staff of the SEC, and as a result we are not permitted to complete the exchange offer as contemplated by the relevant registration rights agreement;

•	any holder of unregistered senior notes and debentures (other than an initial purchaser) is not eligible to participate in the exchange offer or elects to participate in the exchange offer but does not receive fully transferable exchange senior notes and debentures;

•	the exchange offer is not consummated within 300 days of June 16, 2006 (in the case of the unregistered 2009 senior notes) or within 300 days of April 12, 2006 (in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures); or

•	upon the request of any of the initial purchasers made within 90 days after the consummation of the exchange offer with respect to unregistered senior notes and debentures not eligible to be exchanged in the exchange offer and held by it following the consummation of the exchange offer.

If a shelf registration statement is required, we will:

•	file a shelf registration statement with the SEC relating to the offer and sale of the unregistered senior notes and debentures;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC (a) no later than the 360th day after June 16, 2006 (in the case of the unregistered 2009 senior notes) and no later than the 360th day after April 12, 2006 (in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures) or (b) within 60 days of a request by any initial purchaser pursuant to the fifth bullet under the heading ‘‘Shelf Registration’’ above, if later; and

•	use our reasonable best efforts to keep the shelf registration statement effective until two years after the effective date, or if earlier until all of the unregistered senior notes and debentures covered by the shelf registration statement are sold thereunder or are already freely tradable.

During any 365-day period, we will have the ability to suspend the availability of the shelf registration statement for up to 4 periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the respective maturities of the senior notes and debentures), but no more than an aggregate of 90 days during any 365-day period, if our board of directors determines in good faith that there is a valid purpose for the suspension.

The shelf registration statement will permit only certain holders to resell their unregistered senior notes and debentures from time to time. In particular, such holders must:

•	provide specified information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreement relating to such holder’s unregistered senior notes and debentures (including the applicable indemnification obligations).

If we are required to file a shelf registration statement, we will provide to each holder of unregistered senior notes and debentures that are covered by the shelf registration statement copies of the prospectus that is a part of the shelf registration statement and notify each such holder when the shelf registration statement becomes effective. A holder who sells unregistered senior notes and debentures pursuant to the shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. Such holder will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreements which are applicable to such a holder (including the applicable indemnification obligations).

Additional Interest

If a registration default (as defined below) occurs, we will be required to pay additional interest to each holder of unregistered senior notes and debentures. During the first 90-day period that a registration default occurs, we will pay additional interest equal to 0.25% per annum. At the beginning of the second and any subsequent 90-day period that a registration default is continuing, the amount of additional interest will increase by an additional 0.25% per annum until all registration defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per annum for each series of the unregistered senior notes and debentures. Such additional interest will accrue only for those days that a registration default occurs and is continuing. All accrued additional interest will be paid to the holders of the unregistered senior notes and debentures in the same manner as interest payments on the unregistered senior notes and debentures are made, with payments being made on the interest payment dates for the unregistered senior notes and debentures. Following the cure of all registration defaults, no more additional interest will accrue. You will not be entitled to receive any additional interest if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender your unregistered senior notes and debentures for exchange senior notes and debentures in the exchange offer.

A ‘‘registration default’’ includes any of the following:

•	we fail to consummate the exchange offer on or prior to the date specified for such consummation;

•	if a shelf registration statement is required, the shelf registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

•	the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the senior notes and debentures during the period specified in the applicable registration rights agreement, subject to certain exceptions for limited periods of time with respect to the shelf registration statement.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreements. The above summary of the registration rights agreements is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreements. Copies of the registration rights agreements are filed as exhibits to the registration statement that includes this prospectus.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,000 principal amount of exchange senior notes and debentures for each $1,000 principal amount of unregistered senior notes and debentures. You may tender some or all of your unregistered senior notes and debentures only in minimum denominations of $2,000 or in integral multiples of $1,000 in excess thereof. As of the date of this prospectus, $750 million aggregate principal amount of the unregistered 2009 senior notes are outstanding, $1.5 billion aggregate principal amount of the unregistered 2011 senior notes are outstanding, $1.5 billion aggregate principal amount of the unregistered 2016 senior notes are outstanding and $1.75 billion aggregate principal amount of the unregistered 2036 senior debentures are outstanding.

The terms of the exchange senior notes and debentures to be issued are substantially similar to the unregistered senior notes and debentures, except that the exchange senior notes and debentures will have been registered under the Securities Act and, therefore, the certificates for the exchange senior notes and debentures will not bear legends restricting their transfer. The exchange senior notes and debentures will be issued under and be entitled to the benefits of the base indenture, dated as of April 12, 2006, among us and The Bank of New York, as Trustee. The indenture was supplemented, in connection with the issuance of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures, by the first supplemental indenture, dated as of April 12, 2006, and was supplemented, in connection with the issuance of the unregistered 2009 senior notes, by the second supplemental indenture, dated as of June 16, 2006. We refer to the indenture, as so supplemented, as the ‘‘Indenture.’’

In connection with the issuance of the unregistered senior notes and debentures, we arranged for the unregistered senior notes and debentures to be issued and transferable in book-entry form through the facilities of Euroclear, Clearstream Luxembourg and DTC, acting as a depositary. The exchange senior notes and debentures will also be issuable and transferable in book-entry form through Euroclear, Clearstream Luxembourg and DTC.

There will be no fixed record date for determining the eligible holders of the unregistered senior notes and debentures that are entitled to participate in the exchange offer. We will be deemed to have accepted for exchange validly tendered unregistered senior notes and debentures when and if we have given oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of unregistered senior notes and debentures for the purpose of receiving exchange senior notes and debentures from us and delivering them to such holders.

If any tendered unregistered senior notes and debentures are not accepted for exchange because of an invalid tender or the occurrence of certain other events described herein, certificates for any such unaccepted unregistered senior notes and debentures will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration of the exchange offer.

Holders of unregistered senior notes and debentures who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered senior notes and debentures for exchange senior notes and debentures pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. It is important that you read the section ‘‘— Fees and Expenses’’ below for more details regarding fees and expenses incurred in the exchange offer.

If we successfully complete this exchange offer, any unregistered senior notes and debentures which holders do not tender or which we do not accept in the exchange offer will remain outstanding and will continue to be subject to restrictions on transfer. The unregistered senior notes and debentures will continue to accrue interest, but, in general, the holders of unregistered senior notes and debentures after the exchange offer will not have further rights under the registration rights agreements, and we will not have any further obligation to register the unregistered senior notes and debentures under the Securities Act. In that case, holders wishing to transfer unregistered senior notes and debentures would have to rely on exemptions from the registration requirements of the Securities Act.

Conditions of the Exchange Offer

You must tender your unregistered senior notes and debentures in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any unregistered senior notes and debentures, and may amend or terminate the exchange offer if:

•	the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our judgment, would impair our ability to proceed with the exchange offer; and

•	any law, rule or regulation or applicable interpretations of the staff of the SEC have been issued or promulgated which, in our good faith determination, does not permit us to effect the exchange offer.

Expiration Date; Extensions; Amendment; Termination

The exchange offer will expire 5:00 p.m., New York City time, on October 18, 2006, unless, in our sole discretion, we extend it. In the case of any extension, we will notify the exchange agent orally (promptly confirmed in writing) or in writing of any extension. We will also notify the registered holders of unregistered senior notes and debentures of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

To the extent we are legally permitted to do so, we expressly reserve the right, in our sole discretion, to:

•	delay accepting any unregistered senior notes and debentures;

•	waive any condition of the exchange offer; and

•	amend the terms of the exchange offer in any manner.

We will give oral or written notice of any non-acceptance or amendment to the registered holders of the unregistered senior notes and debentures as promptly as practicable. If we consider an amendment to the exchange offer to be material, we will promptly inform the registered holders of unregistered senior notes and debentures of such amendment in a reasonable manner.

If we determine in our sole discretion that any of the events or conditions described in ‘‘— Conditions of the Exchange Offer’’ has occurred, we may terminate the exchange offer. If we decide to terminate the exchange offer, we may:

•	refuse to accept any unregistered senior notes and debentures and return any unregistered senior notes and debentures that have been tendered to the holders;

•	extend the exchange offer and retain all unregistered senior notes and debentures tendered prior to the expiration of the exchange offer, subject to the rights of the holders of tendered unregistered senior notes and debentures to withdraw their tendered unregistered senior notes and debentures; or

•	waive the termination event with respect to the exchange offer and accept all properly tendered unregistered senior notes and debentures that have not been withdrawn.

If any such waiver constitutes a material change in the exchange offer, we will disclose the change by means of a supplement to this prospectus that will be distributed to each registered holder of unregistered senior notes and debentures, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the unregistered senior notes and debentures, if the exchange offer would otherwise expire during that period.

Any determination by us concerning the events described above will be final and binding upon the parties. Without limiting the manner by which we may choose to make public announcements of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Senior Notes and Debentures

The exchange senior notes and debentures will accrue interest from the date interest was last paid on the unregistered senior notes and debentures. If no interest was paid on your unregistered senior notes and debentures, your exchange senior notes and debentures will accrue interest from and including June 16, 2006, in the case of the exchange 2009 senior notes, or from and including April 12, 2006, in the case of the exchange 2011 senior notes, the exchange 2016 senior notes and the exchange 2036 senior debentures. Interest will be paid on the exchange 2009 senior notes quarterly on March 16, June 16, September 16 and December 16 of each year. Interest will be paid on the exchange 2011 senior notes, the exchange 2016 senior notes and the exchange 2036 senior debentures semi-annually on April 30 and October 30 of each year. Holders of unregistered senior notes and debentures that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered senior notes and debentures (or, if no interest was paid, from and including June 16, 2006, in the case of the unregistered 2009 senior notes, or from and including April 12, 2006, in the case of the unregistered 2011 senior notes, the unregistered 2016 senior notes and the unregistered 2036 senior debentures) until the date of the issuance of the exchange senior notes and debentures. Consequently, holders of exchange senior notes and debentures will receive the same interest payments that they would have received had they not accepted the exchange offer.

Resale of Exchange Senior Notes and Debentures

Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties unrelated to us, we believe that the exchange senior notes and debentures issued pursuant to the exchange offer in exchange for the unregistered senior notes and debentures may be offered for resale, resold and otherwise transferred by their holders, without complying with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange senior notes and debentures to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the unregistered senior notes and debentures or exchange senior notes and debentures;

•	you are not an ‘‘affiliate’’ (as defined in Rule 405 under the Securities Act) of Viacom or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with Viacom or any ‘‘affiliate’’ of Viacom (within the meaning of Rule 405 under the Securities Act) to distribute the exchange senior notes and debentures;

•	if you are a broker-dealer, you will receive exchange senior notes and debentures for your own account in exchange for unregistered senior notes and debentures that were acquired as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of such exchange senior notes and debentures; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to participate in the exchange offer, you will be required to make these representations to us in the letter of transmittal.

If you are a broker-dealer that receives exchange senior notes and debentures in exchange for unregistered senior notes and debentures held for your own account, as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange senior notes and debentures. The letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an ‘‘underwriter’’ within the meaning of the Securities Act. The prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealers in connection with resales of exchange senior notes and debentures received in exchange for unregistered senior notes and debentures. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any resale.

Clearing of the Exchange Senior Notes and Debentures

Upon consummation of the exchange offer, the exchange senior notes and debentures will have different CUSIP, Common Code and ISIN numbers from the unregistered senior notes and debentures.

Unregistered senior notes and debentures that were issued under Regulation S that are not tendered for exchange will continue to clear through Euroclear and Clearstream Luxembourg under their original Common Codes and their ISIN numbers will remain the same. Regulation S senior notes and debentures (unless acquired by a manager as part of their original distribution) may now be sold in the United States or to U.S. persons and, upon any such transfer, a beneficial interest in the Regulation S global senior notes and debentures will be able to be exchanged for an interest in the global exchange senior notes and debentures in accordance with procedures established by Euroclear or Clearstream Luxembourg and DTC.

Beneficial interests in the restricted Regulation S global senior notes and debentures may be transferred to a person who takes delivery in the form of an interest in the Regulation S global senior notes and debentures upon receipt by the trustee of a written certification from the transferor, in the form provided in the Indenture, to the effect that the transfer is being made in accordance with Rule 903 or 904 of Regulation S.

We cannot predict the extent to which beneficial owners of an interest in the Regulation S global senior notes and debentures will participate in the exchange offer. Beneficial owners should consult their own financial advisors as to the benefits to be obtained from exchange.

Procedures for Tendering

The term ‘‘holder’’ with respect to the exchange offer means any person in whose name unregistered senior notes and debentures are registered on our agent’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose unregistered senior notes and debentures are held of record by DTC, Euroclear or Clearstream Luxembourg who desires to deliver such unregistered senior notes and debentures by book-entry transfer at DTC, Euroclear or Clearstream Luxembourg, as the case may be.

Except in limited circumstances, only a Euroclear participant, Clearstream Luxembourg participant or a DTC participant listed on a DTC securities position listing with respect to the unregistered senior notes and debentures may tender its unregistered senior notes and debentures in the exchange offer. To tender unregistered senior notes and debentures in the exchange offer:

•	holders of unregistered senior notes and debentures that are DTC participants may follow the procedures for book-entry transfer as provided for below under ‘‘— Book-Entry Transfer’’ and in the letter of transmittal.

•	Euroclear participants and Clearstream Luxembourg participants on behalf of the beneficial owners of unregistered senior notes and debentures are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream Luxembourg, as the case may be, which include transmission of a computer-generated message to Euroclear or Clearstream Luxembourg, as the case may be, in lieu of a letter of transmittal. See the term ‘‘agent’s message’’ under ‘‘— Book-Entry Transfer.’’

In addition, either:

•	the exchange agent must receive any corresponding certificate or certificates representing unregistered senior notes and debentures along with the letter of transmittal; or

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of unregistered senior notes and debentures into the exchange agent’s account at DTC, Euroclear or Clearstream Luxembourg according to their respective standard operating procedures for electronic tenders described below and a properly transmitted agent’s message described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of unregistered senior notes and debentures will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the unregistered senior notes and debentures held by a holder of unregistered senior notes and debentures are tendered, a tendering holder should fill in the amount of unregistered senior notes and debentures being tendered in the specified box on the letter of transmittal. The entire amount of unregistered senior notes and debentures delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of unregistered senior notes and debentures, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under ‘‘— Book-Entry Transfer,’’ to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery prior to the expiration of the exchange offer. No letter of transmittal or unregistered senior notes and debentures should be sent to Viacom but must instead be delivered to the exchange agent. Delivery of documents to DTC, Euroclear or Clearstream Luxembourg in accordance with their respective procedures will not constitute delivery to the exchange agent.

If you are a beneficial owner of unregistered senior notes and debentures that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered senior notes and debentures, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered senior notes and debentures, either:

•	make appropriate arrangements to register ownership of the unregistered senior notes and debentures in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal as described in ‘‘— Withdrawal of Tenders’’ below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an ‘‘eligible guarantor institution’’ within the meaning of Rule 17Ad-15 under the Exchange Act, unless the unregistered senior notes and debentures tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled ‘‘Special Registration Instructions’’ or ‘‘Special Delivery Instructions’’ on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any unregistered senior notes and debentures listed therein, the unregistered senior notes and debentures must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the unregistered senior notes and debentures on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the unregistered senior notes and debentures. If the letter of transmittal or any unregistered senior notes and debentures or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered unregistered senior notes and debentures. Our determinations will be final and binding. We reserve the absolute right to reject any and all unregistered senior notes and debentures not validly tendered or any unregistered senior notes and debentures our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular unregistered senior notes and debentures. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered senior notes and debentures must be cured within such time as we will determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of unregistered senior notes and debentures nor shall any of them incur any liability for failure to give such notification. Tenders of unregistered senior notes and debentures will not be deemed to have been made until such irregularities have been cured or waived. Any unregistered senior notes and debentures received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such unregistered senior notes and debentures, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any unregistered senior notes and debentures that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase unregistered senior notes and debentures in the open market, privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this document to establish accounts with respect to the unregistered senior notes and debentures at DTC, Euroclear or Clearstream Luxembourg for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of unregistered senior notes and debentures by causing DTC to transfer such unregistered senior notes and debentures into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. Any participant in Euroclear or Clearstream Luxembourg may make book-entry delivery of Regulation S unregistered senior notes and debentures by causing Euroclear or Clearstream Luxembourg to transfer such unregistered senior notes and debentures into the exchange agent’s account in accordance with established Euroclear or Clearstream Luxembourg procedures for transfer. The exchange for tendered unregistered senior notes and debentures will only be made after a timely confirmation of a book-entry transfer of the unregistered senior notes and debentures into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message.

The term ‘‘agent’s message’’ means a message, transmitted by DTC, Euroclear or Clearstream Luxembourg, as the case may be, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream Luxembourg, as the case may be, has received an express acknowledgment from a participant tendering unregistered senior notes and debentures and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear, or Clearstream Luxembourg participant, as the case may be, that the representations contained in the appropriate letter of transmittal and described above are true and correct.

Guaranteed Delivery Procedures

Holders who wish to tender their unregistered senior notes and debentures and (i) whose unregistered senior notes and debentures are not immediately available, or (ii) who cannot deliver their unregistered senior notes and debentures, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete DTC’s, Euroclear’s or Clearstream Luxembourg’s respective standard operating procedures for electronic tenders before expiration of the exchange offer, may tender their unregistered senior notes and debentures if:

•	the tender is made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder and the certificate number or numbers of the unregistered senior notes and debentures tendered and the principal amount of unregistered senior notes and debentures tendered;

•	stating that the tender offer is being made by guaranteed delivery; and

•	guaranteeing that, within three (3) business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the unregistered senior notes and debentures tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered unregistered senior notes and debentures in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) business days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their unregistered senior notes and debentures according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of unregistered senior notes and debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on October 18, 2006, the expiration date of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under ‘‘— Exchange Agent’’; or

•	for DTC, Euroclear or Clearstream Luxembourg participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream Luxembourg.

Any notice of withdrawal must:

•	specify the name of the person who tendered the unregistered senior notes and debentures to be withdrawn;

•	identify the unregistered senior notes and debentures to be withdrawn, including the certificate number or numbers and principal amount of the unregistered senior notes and debentures to be withdrawn;

•	be signed by the person who tendered the unregistered senior notes and debentures in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the unregistered senior notes and debentures are to be re-registered, if different from that of the withdrawing holder.

If unregistered senior notes and debentures have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream Luxembourg to be credited with the withdrawn unregistered senior notes and debentures and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and our determination shall be final and binding on all parties. Any unregistered senior notes and debentures so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange senior notes and debentures will be issued with respect thereto unless the unregistered senior notes and debentures so withdrawn are validly re-tendered. Any unregistered senior notes and debentures which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal. Properly withdrawn unregistered senior notes and debentures may be re-tendered by following the procedures described above under ‘‘—Procedures for Tendering’’ at any time prior to the expiration date.

Consequences of Failure to Exchange

If you do not tender your unregistered senior notes and debentures to be exchanged in this exchange offer, they will remain ‘‘restricted securities’’ within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they:

•	may be resold only if (i) registered pursuant to the Securities Act, (ii) an exemption from registration is available or (iii) neither registration nor an exemption is required by law; and

•	shall continue to bear a legend restricting transfer in the absence of registration or an exemption therefrom.

As a result of the restrictions on transfer and the availability of the exchange senior notes and debentures, the unregistered senior notes and debentures are likely to be much less liquid than before the exchange offer. Following the consummation of the exchange offer, in general, holders of unregistered senior notes and debentures will have no further registration rights under the registration rights agreements.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange of the unregistered senior notes and debentures. Questions and requests for assistance relating to the exchange of the unregistered senior notes and debentures should be directed to the exchange agent addressed as follows:

The Bank of New York
Corporate Trust Operation – Reorganization Unit
101 Barclay Street, 7 East
New York, New York 10286
Attn: Mr. David Mauer
Telephone number: (212) 815-3687
Facsimile number: (212) 298-1915

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the unregistered senior notes and debentures and in handling or forwarding tenders for exchange.

We will pay all transfer taxes, if any, applicable to the exchange of unregistered senior notes and debentures pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes whether imposed on the registered holder or any other person, if:

•	certificates representing exchange senior notes and debentures or unregistered senior notes and debentures for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of unregistered senior notes and debentures tendered;

•	tendered unregistered senior notes and debentures are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of unregistered senior notes and debentures under the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF THE SENIOR NOTES AND DEBENTURES

We issued the unregistered senior notes and debentures and will issue the exchange senior notes and debentures under an indenture dated as of April 12, 2006 (the ‘‘base indenture’’) between Viacom Inc., as issuer (in this Description of the Senior Notes and Debentures, ‘‘Viacom’’), and The Bank of New York, as trustee (the ‘‘Trustee’’). The base indenture was supplemented by a first supplemental indenture dated as of April 12, 2006 (the ‘‘first supplemental indenture’’) and a second supplemental indenture dated as of June 16, 2006 (together with the base indenture and the first supplemental indenture, the ‘‘indenture’’) between Viacom and the Trustee. In this Description of the Senior Notes and Debentures, ‘‘we,’’ ‘‘us,’’ ‘‘our’’ and similar words refer to Viacom Inc. and not to any of its consolidated subsidiaries.

The terms of the exchange senior notes and debentures to be issued are substantially similar to those of the unregistered senior notes and debentures, except that the exchange senior notes and debentures will have been registered under the Securities Act, the certificates for the exchange senior notes and debentures will not bear legends restricting their transfer, and the exchange senior notes and debentures will not have registration rights or any rights to additional interest conditioned upon a registration default.

Because this section is a summary, it does not describe every aspect of the senior notes and debentures and the indenture. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the senior notes and debentures and the indenture, including definitions of certain terms used therein. You may obtain copies of the senior notes and debentures and the indenture by requesting them from us or the Trustee.

General

The senior notes and debentures:

•	will be unsecured senior obligations of Viacom;

•	will rank equally with all of our other unsecured senior indebtedness from time to time outstanding;

•	will initially be limited to $5,500,000,000 aggregate principal amount consisting of $750,000,000 aggregate principal amount of 2009 senior notes, $1,500,000,000 aggregate principal amount of 2011 senior notes, $1,500,000,000 aggregate principal amount of 2016 senior notes and $1,750,000,000 aggregate principal amount of 2036 senior debentures, which aggregate principal amounts may, without the consent of holders, be increased in the future on the same terms as to status, CUSIP number or otherwise as the senior notes and debentures being offered hereby; and

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The senior notes and debentures are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. We are not required to make any payment to a holder with respect to any tax, assessment or other governmental charge imposed (by withholding or otherwise) by any government or a political subdivision or taxing authority thereof or therein due and owing with respect to the senior notes and debentures.

Principal, Maturity and Interest

Holders of unregistered senior securities that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered senior securities until the date of the issuance of the exchange senior securities. Consequently, holders of exchange senior securities will receive the same interest payments that they would have received had they not accepted the exchange offer.

Interest on the senior notes and debentures will be paid beginning on the interest payment date immediately following the last interest payment date for which interest was paid on the relevant series of senior notes and debentures or the first interest payment date, respectively, if no interest payments have been made.

2009 Senior Notes

The 2009 senior notes will bear interest at a rate per year equal to three-month LIBOR (determined as described herein) plus 0.35%, to be reset quarterly as described below. Interest will be payable quarterly in arrears on the 2009 senior notes on March 16, June 16, September 16 and December 16 of each year, beginning on September 16, 2006, each an interest payment date, and will be computed on the basis of a 360-day year and the actual number of days elapsed. Interest on the 2009 senior notes will accrue from and including the settlement date and will be paid to holders of record on the March 1, June 1, September 1 and December 1 immediately before the respective interest payment date; provided, however, that interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.

The 2009 senior notes will mature on June 16, 2009. On the maturity date of the 2009 senior notes, the holders will be entitled to receive 100% of the principal amount of the 2009 senior notes. The 2009 senior notes do not provide for any sinking fund.

Interest on the 2009 senior notes will accrue from, and including, June 16, 2006, to, but excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an ‘‘interest period.’’ The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the outstanding principal amount of the 2009 senior notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from the settlement date, or from the last date we paid interest, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If any interest payment date falls on a day that is not a business day, then payment of interest will be made on the next succeeding business day unless such business day is in the next succeeding calendar month, in which case, payment of interest will be made on the immediately preceding business day. If the maturity date of the 2009 senior notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment on the next succeeding business day.

With respect to the 2009 senior notes, when we use the term ‘‘business day’’ we mean any day except a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close; provided that the day is also a London business day. ‘‘London business day’’ means any day on which dealings in United States dollars are transacted in the London interbank market.

The interest rate per year on the 2009 senior notes will be calculated by the calculation agent appointed by us and will be equal to LIBOR plus 0.35%, except that the interest rate per year in effect for the period from the settlement date to and including September 16, 2006, the initial reset date, will be established by us as the rate for deposits in United States dollars having a maturity of three months commencing on the settlement date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London business days prior to the settlement date, plus 0.35%. The calculation agent will reset the interest rate on each interest payment date, each of which we will refer to as an ‘‘interest reset date.’’ The second London business day preceding an interest reset date will be the ‘‘interest determination date’’ for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including the settlement date to the initial interest reset date will be the initial interest rate. ‘‘LIBOR’’ will be determined by the calculation agent in accordance with the following provisions:

(1)	With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)	With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (1) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of the immediately preceding interest determination date will be LIBOR in effect on that interest determination date.

‘‘Telerate Page 3750’’ means the display designated as ‘‘Page 3750’’ on Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

2011 Senior Notes, 2016 Senior Notes and 2036 Senior Debentures

Each 2011 senior note will bear interest at a rate of 5.75% per year, each 2016 senior note will bear interest at a rate of 6.25% per year, and each 2036 senior debenture will bear interest at a rate of 6.875% per year. Interest will be payable semi-annually in arrears on the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures on April 30 and October 30 of each year, and will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures will accrue from and including April 12, 2006 and will be paid to holders of record on the April 15 and October 15 immediately before the respective interest payment date.

The 2011 senior notes will mature on April 30, 2011, the 2016 senior notes will mature on April 30, 2016, and the 2036 senior debentures will mature on April 30, 2036. On the maturity dates of the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures, the holders will be entitled to receive 100% of the principal amount of the senior notes and debentures. None of the 2011 senior notes, 2016 senior notes or 2036 senior debentures provides for any sinking fund.

If any interest payment date with respect to such senior notes and debentures falls on a day that is not a business day, then payment of interest may be made on the next succeeding business day and no interest will accrue because of such delayed payment. With respect to the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures, when we use the term ‘‘business day’’ we mean any day except a Saturday, a Sunday or a day on which banking institutions in the applicable place of payment are authorized or required by law, regulation or executive order to close.

Ranking

The senior notes and debentures will be unsecured senior obligations of Viacom Inc. and will rank equally with all of Viacom Inc.’s existing and future unsecured senior obligations. As of June 30, 2006, Viacom Inc. had approximately $7.32 billion of indebtedness outstanding under its credit facilities and the unregistered senior notes and debentures.

We conduct our operations through subsidiaries. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the senior notes and debentures. The senior notes and debentures will be structurally subordinated to all obligations of our subsidiaries including claims with respect to trade payables. This means that holders of the exchange senior notes and debentures will have a junior position to the claims of creditors of our subsidiaries on the assets and earnings of such subsidiaries. As of June 30, 2006, our direct and indirect subsidiaries had approximately $337.5 million of indebtedness outstanding.

Further Issues

We may from time to time, without notice to or the consent of the holders of the senior notes and debentures of any series currently being offered, create and issue further senior notes and debentures of such series ranking equally and ratably in all respects with the senior notes and debentures of such series, or in all respects except for the payment of interest accruing prior to the issue date or except, in some circumstances, for the first payment of interest following the issue date of those further senior notes and debentures. Any such further senior notes and debentures of such series will be consolidated with and form a single series with the senior notes and debentures of such series currently being offered and will have the same terms as to status, CUSIP number or otherwise as such senior notes and debentures. Any such further senior notes and debentures will be issued pursuant to a resolution of our board of directors, a supplement to the indenture or under an officer’s certificate pursuant to the indenture.

Optional Redemption

2009 Senior Notes

The 2009 senior notes are not redeemable at our option prior to their maturity.

2011 Senior Notes, 2016 Senior Notes and 2036 Senior Debentures

Prior to maturity, we may redeem some or all of any series of the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures, at any time and from time to time, at our option, on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to the sum of their principal amount, the Make-Whole Amount, if any, described below and any accrued and unpaid interest to the date of redemption. Holders of record on a record date that is on or prior to a redemption date will be entitled to receive interest due on the interest payment date.

The term ‘‘Make-Whole Amount’’ means the excess, if any, of (i) the aggregate present value as of the date of the redemption of the principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting, on a semiannual basis, the remaining principal and interest at the Reinvestment Rate described below (determined on the third business day preceding the date fixed for redemption) from the dates on which the principal and interest would have been payable if the redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of such senior notes or debentures.

The term ‘‘Reinvestment Rate’’ means (i) the arithmetic mean of the yields under the heading ‘‘Week Ending’’ published in the most recent Federal Reserve Statistical Release H.15 under the caption ‘‘Treasury Constant Maturities’’ for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid, plus (ii) 0.25% in the case of the exchange 2011 senior notes, 0.30% in the case of the exchange 2016 senior notes or 0.35% in the case of the exchange 2036 senior debentures, as the case may be. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to the maturity would be so calculated and the Reinvestment Rate would be interpolated or extrapolated on a straight-line basis, rounding to the nearest month. The most recent Federal Reserve Statistical Release H.15 published prior to the date of determination of the Make-Whole Amount will be used for purposes of calculating the Reinvestment Rate.

The Make-Whole Amount will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to make the appointment at least 30 business days prior to the date of redemption, or if the institution is unwilling or unable to make the calculation, the calculation will be made by an independent investment banking institution of national standing appointed by the Trustee.

If the Reinvestment Rate is not available as described above, the Reinvestment Rate will be calculated by interpolation or extrapolation of comparable rates selected by the independent investment banking institution.

In the case of any partial redemption, selection of the senior notes and debentures for redemption will be made by the Trustee in compliance with the requirements of the principal U.S. national securities exchange, if any, on which the senior notes and debentures are listed or, if they are not listed on a U.S. national securities exchange, by lot or by such other method as the Trustee in its sole discretion deems to be fair and appropriate.

The Trustee and Transfer and Paying Agent

The Bank of New York, acting through its principal corporate trust office at 101 Barclay Street,
7 East, New York, New York 10286 is the Trustee for the senior notes and debentures and is the transfer and paying agent for the senior notes and debentures. Principal and interest will be payable, and the senior notes and debentures will be transferable, at the office of the paying agent. We may, however, pay interest by check mailed to registered holders of the senior notes and debentures. At the maturity of the senior notes and debentures, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of such senior notes and debentures at the office of the Trustee.

No service charge will be made for any transfer or exchange of any senior notes and debentures, but we may, except in specific cases not involving any transfer, require payment of a sufficient amount to cover any tax or other governmental charge payable in connection with the transfer or exchange.

Our rights and the rights of our creditors, including holders of senior notes and debentures, to participate in any distribution of assets of any subsidiary of ours upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent that our claims as a creditor of the subsidiary may be recognized.

Payments of principal of, any premium on, and any interest on individual senior notes and debentures represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing the senior notes and debentures. Neither we, the Trustee, any paying agent, nor the transfer agent for the senior notes and debentures will have any responsibility or liability for the records relating to or payments made on account of beneficial ownership interests of the global security for the senior notes and debentures or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for the senior notes and debentures or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global security representing any of the senior notes and debentures, will immediately credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the principal amount of the global security for the senior notes and debentures as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in ‘‘street name.’’ The payments will be the responsibility of those participants.

In specific instances, we or the holders of a majority of the then outstanding principal amount of a series of the senior notes and debentures may remove the Trustee and appoint a successor Trustee. The Trustee may become the owner or pledgee of any of the senior notes and debentures with the same rights, subject to conflict of interest restrictions, it would have if it were not the Trustee. The Trustee and any successor trustee must be eligible to act as trustee under the Section 310(a)(1) of the Trust Indenture Act of 1939 and shall have a combined capital and surplus of at least $50,000,000 and be subject to examination by federal or state authority. Subject to applicable law relating to conflicts of interest, the Trustee may also serve as trustee under other indentures relating to securities issued by us or our affiliated companies and may engage in commercial transactions with us and our affiliated companies.

Merger, Consolidation or Sale of Assets

Under the terms of the indenture, we generally would be permitted to consolidate or merge with another entity or to sell all or substantially all of our assets to another entity, subject to our meeting all of the following conditions:

•	the resulting entity (if other than us) must agree through a supplemental indenture to be legally responsible for the senior notes and debentures;

•	immediately following the consolidation, merger, sale or conveyance, no Event of Default (as defined below) shall have occurred and be continuing;

•	the surviving entity to the transaction must be a corporation organized under the laws of the United States or a state of the United States; and

•	we must deliver certain certificates and documents to the Trustee.

We may merge or consolidate with, or sell all or substantially all of our assets to, any of our Subsidiaries.

In the event that we consolidate or merge with another entity or sell all or substantially all of our assets to another entity, the surviving entity will be substituted for us under the indenture, and we will be discharged from all of our obligations under the indenture.

Although there is a limited body of case law interpreting the phrase ‘‘all or substantially all,’’ there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of ‘‘all or substantially all’’ of our assets. As a result, it may be unclear as to whether the merger, consolidation or sale of assets covenant would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction.

Limitations on Liens

We covenant in the indenture that we will not create, assume or permit any Lien on any of our properties or assets, unless we secure the senior notes and debentures at least equally and ratably to the secured Indebtedness. The foregoing only applies to Liens that in the aggregate exceed 15% of our total consolidated assets, reduced by the Attributable Debt related to any permitted sale and leaseback arrangement. See ‘‘— Limitations on Sale and Leaseback Transactions’’ below. The restrictions do not apply to Capitalized Leases or Indebtedness that is secured by:

•	Liens existing, in the case of the 2009 senior notes, on June 16, 2006 and, in the case of the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures, on April 12, 2006;

•	Liens on any property or any Indebtedness of a person existing at the time the person becomes a Subsidiary (whether by acquisition, merger or consolidation);

•	Liens in favor of us or our Subsidiaries; and

•	Liens existing at the time of acquisition of the assets secured thereby and purchase money Liens.

The restrictions do not apply to extensions, renewals or replacements of any of the foregoing types of Liens.

Limitations on Sale and Leaseback Transactions

We covenant in the indenture that neither we nor any Restricted Subsidiary will enter into any arrangement with any person to lease a Principal Property (except for any arrangements that existed, in the case of the 2009 senior notes, on June 16, 2006 and, in the case of the 2011 senior notes, the 2016 senior notes and the 2036 senior debentures, on April 12, 2006; or that exist at the time any person that owns a Principal Property becomes a Restricted Subsidiary) which has been or is to be sold by us or the Restricted Subsidiary to the person unless:

•	the sale and leaseback arrangement involves a lease for a term of not more than three years;

•	the sale and leaseback arrangement is entered into between us and any Subsidiary or between our Subsidiaries;

•	We or the Restricted Subsidiary would be entitled to incur indebtedness secured by a Lien on the Principal Property at least equal in amount to the Attributable Debt permitted pursuant to the first paragraph under ‘‘— Limitations on Liens’’ without having to secure equally and ratably the senior notes and debentures;

•	the proceeds of the sale and leaseback arrangement are at least equal to the fair market value (as determined by our board of directors in good faith) of the property and we apply within 180 days after the sale an amount equal to the greater of the net proceeds of the sale or the Attributable Debt associated with the property to (i) the retirement of long-term debt for borrowed money that is not subordinated to the senior notes and debentures and that is not debt to us or a Subsidiary, or (ii) the purchase or development of other comparable property; or

•	the sale and leaseback arrangement is entered into within 180 days after the initial acquisition of the Principal Property subject to the sale and leaseback arrangement.

The term ‘‘Attributable Debt,’’ with regard to a sale and leaseback arrangement of a Principal Property, is defined in the indenture as an amount equal to the lesser of: (a) the fair market value of the property (as determined in good faith by our board of directors); or (b) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually. The calculation of the present value of the total net amount of rent payments is subject to adjustments specified in the indenture.

The term ‘‘Principal Property’’ is defined in the indenture to include any parcel of our or our Restricted Subsidiaries’ real property and related fixtures or improvements located in the United States, the aggregate book value of which on the date of determination exceeds $1.5 billion. The term ‘‘Principal Property’’ does not include any telecommunications equipment or parcels of real property and related fixtures or improvements that are determined in good faith by our board of directors not to be of material importance to us and our Subsidiaries’ total business. As of the date of this prospectus, neither we nor any of our Subsidiaries owns any Principal Property.

Defaults and Remedies

Holders of senior notes and debentures will have specified rights if an Event of Default (as defined below) occurs in respect of the senior notes and debentures of that series, as described below.

The term ‘‘Event of Default’’ in respect of the senior notes and debentures of a particular series means any of the following:

•	We do not pay interest on a senior note or debenture of such series within 30 days of its due date;

•	We do not pay the principal of or any premium on a senior note or debenture of such series when due and payable, at its maturity, or upon its acceleration or redemption;

•	We remain in breach of a covenant or warranty in respect of the applicable indenture for 60 days after we receive a written notice of default; the notice must be sent by either the Trustee or holders of at least 25% in principal amount of a series of outstanding senior notes and debentures; or

•	We file for bankruptcy, or other events of bankruptcy, insolvency or reorganization specified in the applicable indenture occur.

If an Event of Default has occurred, the Trustee or the holders of at least 25% in principal amount of the senior notes and debentures of the affected series may declare the entire unpaid principal amount (and premium, if any) of, and all the accrued interest on, the senior notes and debentures of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. There is no action on the part of the Trustee or any holder of senior notes and debentures required for such declaration if the Event of Default is a specified event of bankruptcy, insolvency or reorganization. Holders of a majority in principal amount of the senior notes and debentures of a series may also waive certain past defaults under the indenture on behalf of all of the holders of such series of senior notes and debentures. A declaration of acceleration of maturity may be canceled, under specified circumstances, by the holders of at least a majority in principal amount of a series of senior notes and debentures and the Trustee.

Except in cases of default, where the Trustee has special duties, the Trustee is not required to take any action under an indenture at the request of holders unless the holders offer the Trustee protection from expenses and liability satisfactory to the Trustee. If an indemnity satisfactory to the Trustee is provided, the holders of a majority in principal amount of a series of senior notes and debentures may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances specified in the indenture. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or Event of Default.

Before holders are allowed to bypass the Trustee and bring a lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the senior notes and debentures, the following must occur:

•	such holders must give the Trustee written notice that an Event of Default has occurred and remains uncured;

•	holders of at least 25% in principal amount of the outstanding senior notes and debentures of a series must make a written request that the Trustee take action because of the default and must offer the Trustee indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action;

•	the Trustee must have failed to take action for 60 days after receipt of the notice and offer of indemnity; and

•	holders of a majority in principal amount of the senior notes and debentures of a series must not have given the Trustee a direction inconsistent with the above notice for a period of 60 days after the Trustee has received the notice.

Holders are, however, entitled at any time to bring a lawsuit for the payment of money due on the senior notes and debentures on or after the due date.

Modification of the Indenture

The indenture provides that we and the Trustee may, without the consent of any holders of the senior notes and debentures, enter into supplemental indentures for the purposes, among other things, of:

•	adding to our covenants;

•	adding additional events of default;

•	changing or eliminating any provisions of the indenture so long as there are no holders entitled to the benefit of the provisions;

•	establishing the form or terms of any series of senior notes and debentures; or

•	curing ambiguities or inconsistencies in the indenture or making any other provisions with respect to matters or questions arising under the indenture.

With specific exceptions, the indenture or the rights of the holders of the senior notes and debentures may be modified by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the securities of each series affected by the modification then outstanding, but no modification may be made without the consent of the holders of each outstanding senior note or debenture affected that would:

•	change the maturity of any payment of principal of, or any premium on, or any installment of interest on any senior notes and debentures;

•	change the terms of any sinking fund with respect to any senior notes and debentures;

•	reduce the principal amount of any senior note or debenture, or the interest thereon, or any premium on any senior notes or debentures upon redemption or upon repayment at the option of the holder;

•	change our obligation to pay additional amounts;

•	change any place of payment where, or the currency in which, any senior notes and debentures or any premium or interest is payable;

•	impair the right to sue for the enforcement of any payment on or with respect to any senior notes and debentures; or

•	reduce the percentage in principal amount of outstanding senior notes and debentures of any series required to consent to any supplemental indenture, any waiver of compliance with provisions of the indenture or specific defaults and their consequences provided for in the indenture, or otherwise modify the sections in the indenture relating to these consents.

Meetings

The indenture contains provisions for convening meetings of the holders of the senior notes and debentures. Specific terms related to such meetings of the holders are described in the indenture.

Defeasance and Covenant Defeasance

We may elect either (i) to defease and be discharged from any and all obligations with respect to a series of the senior notes and debentures (except as otherwise provided in the indenture) (‘‘defeasance’’) or (ii) to be released from our obligations with respect to certain covenants that are described in the indenture (‘‘covenant defeasance’’), upon the deposit with the Trustee, in trust for such purpose, of money and/or government obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, premium, if any, and interest on the senior notes and debentures of such series to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous senior payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel to the effect that the holders of the senior notes and debentures of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture.

We may exercise our defeasance option with respect to the senior notes and debentures of any series notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the senior notes and debentures of such series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the senior notes and debentures of such series may not be accelerated by reference to any covenant from which we are released as described under clause (ii) of the immediately preceding paragraph. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the senior notes and debentures of such series, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Notices

Notices to holders of senior notes and debentures will be given by mail to the addresses of such holders as they appear in the security register.

Title

We, the Trustee and any agent of ours may treat the registered owner of any senior notes and debentures as the absolute owner thereof (whether or not the senior note or debenture shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Replacement of Senior Notes and Debentures

We will replace any mutilated senior note or debenture at the expense of the holders upon surrender to the Trustee. We will replace senior notes and debentures that become destroyed, lost or stolen at the expense of the holder upon delivery to the Trustee of satisfactory evidence of the destruction, loss or theft thereof. In the event of a destroyed, lost or stolen senior note or debenture, an indemnity or security satisfactory to us and the Trustee may be required at the expense of the holder of the senior note or debenture before a replacement senior note or debenture will be issued.

Governing Law

The indenture and the senior notes and debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Book Entry, Delivery and Form

The 2009 senior notes, the 2011 senior notes, 2016 senior notes and 2036 senior debentures will each be issued in the form of one or more fully registered global securities (each a ‘‘Global Security’’) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the ‘‘Depositary’’) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue senior notes and debentures in certificated form except in certain circumstances. Beneficial interests in the Global Securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the ‘‘Depositary Participants’’). Investors may elect to hold interests in the Global Securities through either the Depositary (in the United States), or Clearstream Luxembourg or Euroclear (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the ‘‘U.S. Depositaries’’). Beneficial interests in the Global Securities will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the Global Securities may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a ‘‘banking organization’’ within the meaning of the New York Banking Law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the New York Uniform Commercial Code, and a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (‘‘Direct Participants’’) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (‘‘Indirect Participants’’). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the senior notes and debentures held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to senior notes and debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the senior notes and debentures in definitive form in exchange for the entire Global Security representing such senior notes and debentures. In this case, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in definitive form of senior notes and debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such senior notes and debentures registered in its name.

Title to book-entry interests in the senior notes and debentures will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the senior notes and debentures may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the senior notes and debentures may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the senior notes and debentures among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global Clearance and Settlement Procedures

Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the senior notes and debentures in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the senior notes and debentures received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the senior notes and debentures settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of senior notes and debentures by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Certain Definitions

The following definitions are applicable to the indenture:

‘‘Capitalized Lease’’ means any obligation of a person to pay rent or other amounts incurred with respect to real property or equipment (other than in respect of telecommunications equipment including, without limitation, satellite transponders) acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles consistently applied as in effect from time to time.

‘‘Indebtedness’’ of any person means, without duplication, (i) any obligation of such person for money borrowed, (ii) any obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) any reimbursement obligation of such person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, (iv) any obligation of such person under Capitalized Leases and (v) any obligation of any third party to the extent secured by a Lien on the assets of such person; provided, however, that ‘‘Indebtedness’’ of such person shall not include any obligation of such person (i) to any Subsidiary of such person or to any person with respect to which such person is a Subsidiary or (ii) specifically with respect to the production, distribution or acquisition of motion pictures or other programming rights, talent or publishing rights.

‘‘Lien’’ means any pledge, mortgage, lien, encumbrance or other security interest.

‘‘Restricted Subsidiary’’ means a corporation all of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our Subsidiaries, or by us and one or more of our Subsidiaries, which is incorporated under the laws of a State of the United States, and which owns a Principal Property.

‘‘Subsidiary’’ of any person means (i) a corporation a majority of the outstanding voting stock of which is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person, or by such person and one or more Subsidiaries thereof or (ii) any other person (other than a corporation), including, without limitation, a partnership or joint venture, in which such person, one or more Subsidiaries thereof, or such person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other persons performing similar functions).

EUROPEAN UNION DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

The European Union has adopted a Directive regarding the taxation of savings income. The Directive provides for member states of the European Union (each, a ‘‘Member State,’’ and together, ‘‘Member States’’) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg have instead opted to impose a withholding system for a transitional period unless during such period they elect otherwise.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences of the exchange offer and the purchase, ownership and disposition of the exchange senior notes and debentures to the holders of exchange senior notes and debentures that have held the unregistered senior notes and debentures and will hold the exchange senior notes and debentures as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), administrative pronouncements of the Internal Revenue Service (the ‘‘IRS’’), judicial decisions and existing and proposed Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as financial institutions, insurance companies, tax-exempt organizations, partnerships and other pass-through entities, dealers in securities or foreign currencies, United States Holders (as defined below) whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar, persons holding exchange senior notes and debentures in connection with a hedging transaction, ‘‘straddle,’’ conversion transaction or other integrated transaction, traders in securities that elect to mark to market, holders liable for alternative minimum tax or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of the exchange senior notes and debentures should consult their tax advisors concerning the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions and any other tax laws, including gift and estate tax laws, as may be applicable to their particular situations.

As used in this section, a ‘‘United States Holder’’ means a beneficial owner of exchange senior notes and debentures that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date may elect to continue to be treated as United States persons. A ‘‘United States Alien Holder’’ is a beneficial owner of exchange senior notes and debentures that is neither a United States person nor a partnership or other entity treated as a partnership for United States federal income tax purposes.

If a holder of the exchange senior notes and debentures is a partnership or other entity treated as a partnership for United States federal income tax purposes, the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership and the status of the partner. Partnerships that hold exchange senior notes and debentures, and partners in such partnerships, should consult their own tax advisors.

Exchange of Unregistered Senior Notes and Debentures in the Exchange Offer

The exchange of the unregistered senior notes and debentures for exchange senior notes and debentures in the Exchange Offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, a holder will not recognize gain or loss upon the exchange of an unregistered senior note or debenture for an exchange senior note or debenture, the holder’s adjusted tax basis in the exchange senior note or debenture will be the same as its adjusted tax basis in the corresponding unregistered senior note or debenture immediately before the exchange, and the holder’s holding period in the exchange senior note or debenture will include the holding period in the unregistered senior note or debenture exchanged therefor.

Tax Consequences to United States Holders

Payments of Stated Interest

Payments of stated interest on the exchange senior notes and debentures generally will be taxable to a United States Holder as ordinary interest income at the time any such interest accrues or is received in accordance with the United States Holder’s regular method of accounting for United States federal income tax purposes.

Market Discount and Bond Premium

A United States Holder who purchases one or more exchange senior notes or debentures at a market discount (generally, at a cost less than its stated principal amount) that exceeds a statutorily defined de minimis amount will be subject to the ‘‘market discount’’ rules of the Code. These rules, provide, in part, that gain on the sale or other disposition of a debt instrument is treated as ordinary income to the extent of accrued market discount not previously included in gross income. The market discount rules also provide for the deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount unless a United States Holder elects to include market discount in its income currently.

A United States Holder who purchases one or more exchange senior notes and debentures at a premium (generally, at a cost in excess of its stated principal amount) may elect to amortize such premium as an offset to interest income under the premium amortization rules of the Code. Any election to amortize bond premium will apply to all notes held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder and is irrevocable without the consent of the IRS.

A United States Holder who purchases exchange senior notes and debentures at a premium or at a discount should consult with its independent tax advisors about the potential application of the bond premium or market discount rules.

Sale, Taxable Exchange, Redemption, Retirement or other Taxable Disposition of the Exchange Senior Notes and Debentures

A United States Holder will recognize gain or loss on the sale, taxable exchange, redemption, retirement or other taxable disposition of an exchange senior note or debenture in an amount equal to the difference between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income to the extent not previously included in gross income) and the United States Holder’s adjusted tax basis in the exchange senior note or debenture. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the exchange senior note or debenture for more than one year. A United States Holder’s adjusted tax basis in an exchange senior note or debenture generally will be the cost of the exchange senior note or debenture, less any principal payments received by such United States Holder. Long-term capital gains of certain United States Holders (including individuals) generally are eligible for reduced rates of United States federal income tax. The deductibility of capital losses is subject to limitations under the Code.

Tax Consequences to United States Alien Holders

Under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

(a)	payments of interest on the exchange senior notes and debentures by us or our paying agent to any United States Alien Holder will be exempt from the 30% United States federal withholding tax, provided that (i) such United States Alien Holder does not own, actually or constructively, directly or indirectly, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) such United States Alien Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) such United States Alien Holder is not a bank that received such interest in an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, (iv) the requirement to certify such United States Alien Holder’s non-U.S. status, as set forth in Section 871(h) or Section 881(c) of the Code and under applicable Treasury Regulations, has been fulfilled with respect to the beneficial owner, as discussed below and (v) the interest is not effectively connected with the conduct by the United States Alien Holder of a trade or business in the United States; and

(b)	a United States Alien Holder of exchange senior notes or debentures will not be subject to United States federal income tax on gain realized on the sale, taxable exchange, redemption, retirement or other taxable disposition of such exchange senior notes or debentures, unless (i) such United States Alien Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or, generally, such individual has a ‘‘tax home’’ in the United States or (ii) such gain is effectively connected with the United States Alien Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, generally is attributable to a U.S. ‘‘permanent establishment’’ maintained by such United States Alien Holder).

The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of exchange senior notes and debentures certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that such owner is not a United States person and provides its name and address, and (i) such beneficial owner files such IRS Form W-8BEN or successor form with the withholding agent or (ii) in the case of exchange senior notes and debentures held on behalf of the beneficial owner by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business, such financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or successor form from the beneficial owner of the exchange senior notes and debentures, furnishes the withholding agent with a copy thereof and otherwise complies with the applicable IRS requirements.

If a United States Alien Holder of exchange senior notes and debentures is engaged in a trade or business in the United States, and if interest on the exchange senior notes and debentures (or gain realized on their sale, taxable exchange or other disposition) is effectively connected with the conduct of such trade or business (and, if an income tax treaty applies, generally is attributable to a U.S. ‘‘permanent establishment’’ maintained by such United States Alien Holder), the United States Alien Holder, although exempt from the withholding tax discussed in subparagraph (a) above, will be subject to regular United States federal income tax on such effectively connected interest (or gain), generally in the same manner as if it were a United States Holder. See ‘‘Tax Consequences to United States Holders’’ above. In lieu of the certificate described in the preceding paragraph, such a United States Alien Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI or successor form, as appropriate, to claim an exemption from withholding tax. In addition, if such United States Alien Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected interest (or gain), subject to certain adjustments.

Backup Withholding and Information Reporting

United States Holder

Under current United States federal income tax law, information reporting requirements apply to certain payments of principal, interest, or proceeds of sales or other dispositions to noncorporate

United States Holders. In addition, a backup withholding tax will apply to such payments (currently at a rate of 28%) if the noncorporate United States Holder (i) fails to furnish its taxpayer identification number (‘‘TIN’’) which, for an individual, is his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that such United States Holder is subject to backup withholding for failure to report interest and dividend payments, or (iv) under certain circumstances fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that such United States Holder is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable. Backup withholding is not additional tax. Any amount withheld under the backup withholding rules generally will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

United States Alien Holder

Interest payments made to a United States Alien Holder will generally be reported to such United States Alien Holder and to the IRS on Form 1042-S or any successor form. Backup withholding will not apply to payments made on the exchange senior notes and debentures if the certifications required by Sections 871(h) and 881(c) of the Code as described above are received, provided that we or our paying agent do not have actual knowledge or reason to know that the payee is a United States person. Under current Treasury Regulations, payments on the sale, taxable exchange, redemption, retirement, or other taxable disposition of exchange senior notes and debentures made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income for certain periods is effectively connected with a United States trade or business; or

•	a foreign partnership with certain connections to the United States;

then information reporting will be required unless the broker has documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the United States Alien Holder certifies, under penalties of perjury, that it is not a United States person and the payor does not have actual knowledge or reason to know that the United States Alien Holder is a United States person, or the United States Alien Holder otherwise establishes an exemption.

United States Alien Holders of the exchange senior notes and debentures should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a United States Alien Holder under the backup withholding rules will be allowed as a credit against such United States Alien Holder’s United States federal income tax liability and may entitle such United States Alien Holder to a refund, provided that the United States Alien Holder files a United States income tax return and the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange senior notes and debentures for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange senior notes and debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange senior notes and debentures received in exchange for unregistered senior notes and debentures where such unregistered senior notes and debentures were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, or such shorter period which will terminate when the broker-dealers have completed all resales subject to applicable prospectus delivery requirements, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange senior notes and debentures may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange senior notes and debentures by broker-dealers. Exchange senior notes and debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange senior notes and debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange senior notes and debentures. Any broker-dealer that resells exchange senior notes and debentures that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange senior notes and debentures may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit on any such resale of exchange senior notes and debentures and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the unregistered senior notes and debentures) other than commissions, discounts or concessions of any broker-dealers and will indemnify the holders of the unregistered senior notes and debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange senior notes and debentures will be passed upon for Viacom by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of Viacom Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus and the financial statement schedule included in the registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov. Our Class A common stock and Class B common stock is listed on the New York Stock Exchange. Information about us is also available at the New York Stock Exchange.

You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

Viacom Inc.
1515 Broadway
52nd Floor
New York, New York 10036
Attn: Investor Relations
Telephone Number: (212) 258-6000

Any request for documents should be made by October 11, 2006 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements of the registrant and its subsidiaries are submitted herewith as part of this prospectus:

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared and is responsible for our consolidated financial statements and related notes. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm (‘‘independent auditor’’), who have expressed their opinion with respect to the presentation of these statements.

We became a new registrant on November 28, 2005 and our separation from the Former Viacom was effective on December 31, 2005. As a result, for 2005 we were not subject to the requirements of Section 404 of the Sarbanes-Oxley Act relating to internal controls. Former Viacom, which included the business segments we acquired from them, was nonetheless subject to these requirements in 2005. As a result of the separation, modifications to internal controls have occurred and will continue to occur as we evaluate the optimal design of our internal controls as a separate public company.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors within the meaning of the NYSE corporate governance listing standards and the Sarbanes-Oxley Act of 2002, meets periodically with the independent auditor, with our internal auditors, with our general counsel, as well as with other members of management, to review accounting, auditing, internal accounting controls and financial reporting matters. The Audit Committee is also responsible for retaining the independent auditor for the coming year, subject to stockholder ratification. The independent auditor, the internal auditors and the general counsel have full and free access to the Audit Committee with and without management's presence.

VIACOM INC.
By:	/s/ THOMAS E. FRESTON*
Thomas E. Freston President and Chief Executive Officer
By:	/s/ MICHAEL J. DOLAN*
Michael J. Dolan Executive Vice President and Chief Financial Officer
By:	/s/ JACQUES TORTOROLI*
Jacques Tortoroli Senior Vice President, Controller and Chief Accounting Officer

*	Signed in the capacity indicated on March 16, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Viacom Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Viacom Inc. and its subsidiaries (the ‘‘Company’’) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 16, 2006

VIACOM INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In millions, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Revenues	$9,609.6	$8,132.2	$7,304.4
Expenses:
Operating	4,737.4	3,908.0	3,672.6
Selling, general and administrative	2,246.8	1,689.8	1,432.1
Depreciation and amortization	259.0	251.6	197.9
Total expenses	7,243.2	5,849.4	5,302.6
Operating income	2,366.4	2,282.8	2,001.8
Interest expense	(23.0)	(24.2)	(23.2)
Interest income	3.9	3.3	2.2
Other items, net	(29.0)	(17.7)	(24.6)
Earnings from continuing operations before income taxes, equity in earnings (loss) of affiliated companies and minority interest	2,318.3	2,244.2	1,956.2
Provision for income taxes	(1,020.0)	(808.2)	(787.6)
Equity in earnings (loss) of affiliated companies, net of tax	9.4	(40.0)	(18.2)
Minority interest, net of tax	(3.8)	(3.1)	(3.0)
Net earnings from continuing operations	1,303.9	1,392.9	1,147.4
Discontinued operations:
Loss from discontinued operations, net of minority interest	(99.6)	(1,196.5)	(719.4)
Income tax benefit (provision)	52.6	97.3	(83.4)
Net loss from discontinued operations	(47.0)	(1,099.2)	(802.8)
Net earnings before cumulative effect of accounting change	1,256.9	293.7	344.6
Cumulative effect of accounting change, net of taxes	—	—	(6.1)
Net earnings	$1,256.9	$293.7	$338.5
Basic earnings (loss) per common share:
Net earnings from continuing operations	$1.73	$1.85	$1.53
Net loss from discontinued operations	$(.06)	$(1.46)	$(1.07)
Net earnings before cumulative effect of accounting change	$1.67	$.39	$.46
Cumulative effect of accounting change	$—	$—	$(.01)
Net earnings	$1.67	$.39	$.45
Diluted earnings (loss) per common share:
Net earnings from continuing operations	$1.73	$1.85	$1.53
Net loss from discontinued operations	$(.06)	$(1.46)	$(1.07)
Net earnings before cumulative effect of accounting change	$1.67	$.39	$.46
Cumulative effect of accounting change	$—	$—	$(.01)
Net earnings	$1.67	$.39	$.45
Weighted average number of common shares outstanding:
Basic	751.6	751.6	751.6
Diluted	751.6	751.6	751.6

See notes to consolidated financial statements.

VIACOM INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	At December 31,
	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	$361.1	$148.9
Receivables, less allowances of $138.6 (2005) and $124.1 (2004)	1,981.7	1,828.8
Inventory	506.6	396.6
Deferred tax assets, net	132.0	13.5
Prepaid expenses	150.3	99.7
Other current assets	381.1	124.2
Current assets of discontinued operations	—	14.6
Total current assets	3,512.8	2,626.3
Property and Equipment:
Land	239.5	239.5
Buildings	201.0	220.8
Capital leases	523.0	498.7
Equipment and other	1,354.7	1,303.0
	2,318.2	2,262.0
Less accumulated depreciation and amortization	1,138.3	1,157.1
Net property and equipment	1,179.9	1,104.9
Inventory	2,973.2	2,740.4
Goodwill	10,361.4	10,266.9
Intangibles	370.8	250.2
Deferred tax assets, net	—	435.1
Other assets	717.5	691.3
Other assets of discontinued operations	—	325.7
Total Assets	$19,115.6	$18,440.8
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$394.0	$196.2
Accrued expenses	920.6	656.6
Accrued compensation	281.0	296.9
Participants' share, residuals and royalties payable	673.0	626.4
Program rights	321.2	295.4
Deferred income	284.5	272.6
Current portion of capital leases	55.8	53.4
Other current liabilities	338.5	325.2
Current liabilities of discontinued operations	—	62.9
Total current liabilities	3,268.6	2,785.6
Long-term debt	5,405.0	—
Long-term capital leases	297.1	291.7
Deferred tax liabilities, net	41.2	—
Participants' share, residuals and royalties payable	471.7	405.1

	At December 31,
	2005	2004
Program rights	459.8	530.8
Other liabilities	1,381.9	904.5
Other liabilities of discontinued operations	—	46.5
Commitments and contingencies (Note 15)
Minority interest	2.4	11.3
Minority interest of discontinued operations	—	.1
Stockholders' Equity:
Class A common stock, par value $.001 per share; 375.0 shares authorized; 65.7 (2005) shares issued	.1	—
Class B common stock, par value $.001 per share; 5,000.0 shares authorized; 685.9 (2005) shares issued	.7	—
Additional paid-in capital	7,837.3	—
Invested capital	—	13,465.2
Accumulated other comprehensive income (loss)	(50.2)	9.3
Accumulated other comprehensive income (loss) from discontinued operations	—	(9.3)
Total Stockholders' Equity	7,787.9	13,465.2
Total Liabilities and Stockholders' Equity	$19,115.6	$18,440.8

See notes to consolidated financial statements.

VIACOM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,
	2005	2004	2003
Operating Activities:
Net earnings	$1,256.9	$293.7	$338.5
Plus: Net loss from discontinued operations	47.0	1,099.2	802.8
Plus: Cumulative effect of accounting change, net of minority interest and tax	—	—	6.1
Net earnings from continuing operations	1,303.9	1,392.9	1,147.4
Adjustments to reconcile net earnings from continuing operations to net cash flow from operating activities:
Provision for deferred taxes	20.1	10.8	42.5
Depreciation and amortization	259.0	251.6	197.9
Equity in (earnings) loss of affiliated companies, net of tax	(9.4)	40.0	18.2
Minority interest, net of tax	3.8	3.1	3.0
Change in operating assets and liabilities:
Increase in receivables	(98.4)	(76.3)	(533.7)
(Increase) decrease in inventory and related program and participation liabilities, net	(184.9)	(117.6)	223.3
(Increase) decrease in other assets	(109.7)	(13.0)	6.0
Increase in accounts payable and accrued expenses	405.1	221.1	65.5
(Decrease) increase in deferred income	(5.3)	(33.2)	46.7
Other, net	62.8	44.3	56.6
Net cash flow (used for) provided by operating activities attributable to discontinued operations	(19.6)	266.2	637.6
Net cash flow provided by operating activities	1,627.4	1,989.9	1,911.0
Investing Activities:
Acquisitions, net of cash acquired	(356.1)	(363.7)	(1,284.0)
Capital expenditures	(193.0)	(140.5)	(114.3)
Investments in and advances to affiliated companies	(8.8)	(74.3)	(23.2)
Proceeds from dispositions	404.2	—	—
Special distribution received from Blockbuster	—	738.1	—
Other, net	(5.7)	(14.9)	15.2
Net cash flow used for investing activities attributable to discontinued operations	(5.7)	(433.3)	(188.3)
Net cash flow used for investing activities	(165.1)	(288.6)	(1,594.6)
Financing Activities:
Borrowings from banks, net of deferred financing costs	5,401.5	—	—
Special dividend to Former Viacom	(5,400.0)	—	—
Net contribution from/to Former Viacom	(1,182.9)	(1,734.0)	189.1
Payment of capital lease obligations	(61.1)	(52.1)	(41.5)
Other, net	(8.4)	(7.9)	(6.0)
Net cash flow used for financing activities attributable to discontinued operations	(0.3)	(50.4)	(361.9)
Net cash flow used for financing activities	(1,251.2)	(1,844.4)	(220.3)
Net increase (decrease) in cash and cash equivalents	211.1	(143.1)	96.1
Cash and cash equivalents at beginning of year (includes $1.1 (2005), $234.8 (2004) and $153.4 (2003) of discontinued operations cash)	150.0	293.1	197.0
Cash and cash equivalents at end of year (includes $0 (2005), $1.1 (2004) and $234.8 (2003) of discontinued operations cash)	$361.1	$150.0	$293.1

See notes to consolidated financial statements.

VIACOM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Year Ended December 31,
	2005	2004	2003
Class A common stock:
Balance, beginning of year	—	—	—
Issuance of 65.7 million as a result of separation from Former Viacom	.1	—	—
Balance, end of year	.1	—	—
Class B common stock:
Balance, beginning of year	—	—	—
Issuance of 685.9 million as a result of separation from Former Viacom	.7	—	—
Balance, end of year	.7	—	—
Additional Paid-In Capital:
Balance, beginning of year	—	—	—
Capitalization as a result of separation from Former Viacom	7,837.3	—	—
Balance, end of year	$7,837.3	$—	$—
Invested Capital:
Balance, beginning of year	$13,465.2	$15,844.2	$15,394.3
Acquisitions	356.1	363.7	1,284.0
Disposals	(391.1)	(963.0)	—
Special dividend to Former Viacom	(5,400.0)	—	—
Net earnings	1,256.9	293.7	338.5
Net contribution to CBS Corporation	(1,449.0)	(2,073.4)	(1,172.6)
Capitalization as a result of separation from Former Viacom	(7,838.1)	—	—
Balance, end of year	$—	$13,465.2	$15,844.2
Accumulated Other Comprehensive Income (Loss) from Continuing Operations:
Balance, beginning of year	9.3	19.7	(32.2)
Other comprehensive income (loss)	(59.5)	(10.4)	51.9
Balance, end of year	$(50.2)	$9.3	$19.7
Accumulated Other Comprehensive Loss from Discontinued Operations:
Balance, beginning of year	(9.3)	(48.2)	(113.5)
Other comprehensive income from discontinued operations	9.3	38.9	65.3
Balance, end of year	—	(9.3)	(48.2)
Total	$7,787.9	$13,465.2	$15,815.7

See notes to consolidated financial statements.

VIACOM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended December 31,
	2005	2004	2003
Comprehensive Income:
Net earnings	$1,256.9	$293.7	$338.5
Other Comprehensive Income (Loss) from continuing operations, net of tax:
Minimum pension liability adjustment	(9.4)	(10.9)	5.9
Cumulative translation adjustments	(47.2)	(2.9)	42.3
Change in fair value of cash flow hedges	(2.7)	2.9	3.2
Unrealized gain (loss) on securities	(.2)	.8	.5
Reclassification adjustment for net realized gains	—	(.3)	—
Total Other Comprehensive Income (Loss) from continuing operations, net of tax	(59.5)	(10.4)	51.9
Other Comprehensive Loss from discontinued operations, net of tax and minority interest	9.3	38.9	65.3
Total Other Comprehensive Income (Loss), net of tax	(50.2)	28.5	117.2
Total Comprehensive Income	$1,206.7	$322.2	$455.7

See notes to consolidated financial statements.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except per share amounts)

1)    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The Separation

On December 31, 2005, Viacom Inc. (‘‘Viacom’’ or the ‘‘Company’’) became a stand-alone public company in connection with Viacom's separation from the former Viacom Inc. (the ‘‘Former Viacom’’). Prior to the separation, the Company was a wholly-owned subsidiary of Former Viacom known as ‘‘New Viacom Corp.’’ and acquired all of the its initial businesses from the Former Viacom. Such businesses include MTV Networks (‘‘MTVN’’) (including, among other networks, MTV Music Television, MTV 2, VH1, Nickelodeon, Nick at Nite, Comedy Central, CMT: Country Music Television, Spike TV and TV Land), BET, Paramount Pictures, Paramount Home Entertainment and Famous Music. The separation was effected through a merger, pursuant to which Viacom Merger Sub Inc. was merged with Former Viacom, with Former Viacom continuing as the surviving entity and being renamed CBS Corporation, and New Viacom Corp. being renamed Viacom Inc.

On December 31, 2005, in connection with the merger and the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corporation Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corporation class B common stock. Holders of Viacom Class A and B common stock received cash in lieu of fractional shares.

In accordance with the terms of the Separation Agreement, on December 29, 2005 the Company paid a preliminary special dividend to the Former Viacom of $5.4 billion. The dividend reduced the Company's Stockholders' Equity in the accompanying Consolidated Balance Sheet as of December 31, 2005 and was funded by borrowings under the Company's term loan facility, which is more fully described in Note 10. Pursuant to the provisions of the Separation Agreement, the preliminary special dividend is subject to adjustments for, among other items, actual Former Viacom debt as of the date of the separation and actual CBS Corporation cash flow for the full year 2005, compared to estimates used to calculate the preliminary dividend paid on December 29, 2005. On March 14, 2006, the Company received from CBS Corporation an initial statement that the dividend should be increased by a net amount of approximately $460 million. Viacom has begun its assessment of the amount and underlying components of the proposed increase. Pursuant to the Separation Agreement, the parties have up to 65 days to settle on the adjustment before any disputed amounts would become subject to a dispute resolution process. Any additional amount due will be reflected as a direct charge to Stockholders' Equity in the period in which the adjustment amount is determined.

The Separation Agreement further provided that the Company is responsible for the first $195.0 million in costs directly related to the separation. Amounts incurred in excess of $195.0 million will be funded equally between the Company and CBS Corporation. Included as a component in selling, general and administrative expenses in the Company's Consolidated Income Statement for the year ended December 31, 2005 is $163.5 million of transaction costs reflected as period expenses. Such amounts principally included investment banking and other professional fees.

Also, in connection with the separation, Viacom and CBS Corporation entered into certain agreements in order to govern certain of the ongoing relationships between Viacom and CBS Corporation after the separation. These agreements include a Transition Services Agreement and a Tax Matters Agreement. Related party arrangements are more fully described in Notes 3 and 10.

Basis of Presentation

The accompanying consolidated financial statements of the Company are presented on a carve-out basis and reflect the consolidated historical results of operations, financial position and cash flows of the Company, with operations in two segments: (i) Cable Networks and (ii) Entertainment.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The assets and liabilities of Viacom have been accounted for at the historical book values carried by Former Viacom prior to the separation and were assigned to Viacom pursuant to the terms of the Separation Agreement. The indebtedness of Former Viacom, other than certain capital lease obligations, was not transferred to Viacom as it remains the indebtedness of CBS Corporation. Prior to the separation, Former Viacom centrally managed the cash flows generated from the Company's various businesses. The Invested Capital balance included as a component of Stockholders' Equity in the Company's Consolidated Balance Sheet through the date of separation includes accumulated earnings of the Company as well as receivables/payables due to/from CBS Corporation resulting from cash transfers and intercompany activity. Interest was not charged or credited on amounts due to/from Viacom.

The Consolidated income Statements include allocations of Former Viacom corporate expenses and Paramount Pictures corporate overhead including accounting, treasury, tax, legal, human resources, information systems and other services as well as depreciation and amortization on allocated costs, to reflect the utilization of such shared services and assets by the Company. Total corporate costs allocated to the Company, excluding separations costs, were approximately $162.0 million, $136.2 million, and $112.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, and were primarily included in Selling, General and Administrative expenses in the accompanying Consolidated Income Statements. Management believes the methodologies used to allocate charges for the services described above are reasonable.

The consolidated financial statements may not necessarily reflect Viacom's results of operations, financial position and cash flows in the future or what Viacom's results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone company during the periods presented. As described above, none of the indebtedness of Former Viacom other than capital lease obligations was assigned to the Company as it remains the indebtedness of CBS Corporation. Accordingly, debt service cost is not reflected in the Company's Consolidated Income Statements.

Famous Players and Blockbuster Inc. have been reported as discontinued operations for all periods presented. Famous Players was sold on July 22, 2005 and Blockbuster was split-off from Former Viacom in 2004. (See Note 4).

2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates   —   The preparation of the Company's financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of ultimate revenues and costs of feature film product, sales returns, allowance for doubtful accounts, impairment testing of long-lived assets and for other reserves. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Principles of Consolidation   —   The consolidated financial statements include the accounts of the Company and investments in which it holds more than 50% ownership in subsidiaries. Investments in affiliated companies over which the Company has a significant influence and ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Investments in which the Company's ownership interest is 20% or less over which the Company has no significant influence are accounted for under the cost method. All significant intercompany transactions have been eliminated. All related party transactions between the Company and CBS Corporation have not been eliminated in these consolidated financial statements (See Notes 1, 3 and 13).

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The Company applies the guidelines set forth in Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46R, ‘‘Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51’’ (‘‘FIN 46R’’) in assessing its interests in variable interest entities to determine whether to consolidate that entity. The application of FIN 46R has not had a material impact on the Company's financial statements.

Cash and Cash Equivalents   —   Cash and cash equivalents consist of cash on hand and short-term (maturities of three months or less at the date of purchase) highly liquid investments.

Inventories   —   Inventories related to theatrical and cable programs (which includes direct production costs, theatrical production overhead and acquisition costs) are stated at the lower of amortized cost or net realizable value. Inventories are amortized and estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current estimated revenues bear to the estimated remaining total lifetime revenues. Estimates for initial domestic syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. These estimates are periodically reviewed and adjustments if any, will result in changes to inventory amortization rates and estimated accruals for residuals and participations.

The costs of theatrical development projects are amortized over a three year period unless they are abandoned earlier, in which case these projects are written down to their estimated net realizable value in the period the decision to abandon the project is determined.

The Company estimates that approximately 93% of unamortized costs of completed and released films at December 31, 2005 will be amortized within the next three years. Approximately $381 million of unamortized costs for completed and released films, and completed but not released films are expected to be amortized during the next twelve months. As of December 31, 2005, unamortized acquired film libraries of approximately $111 million remain to be amortized on a straight-line basis over an average remaining life of eight years.

Program Rights   —   The Company acquires rights to programming and produces programming to exhibit on its cable networks. The costs incurred in acquiring and producing programs are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related costs and obligations are recorded when the license period has begun, and when the program is accepted and available for airing.

Property and Equipment   —   Property and equipment is stated at cost. Depreciation is computed by the straight-line method over estimated useful lives as follows:

Buildings	20 to 40 years
Equipment and other (including capital leases)	3 to 15 years

Leasehold improvements are amortized using the straight-line method over the life of the asset, not to exceed the life of the lease.

Depreciation expense, including capitalized lease amortization, was $188.0 million in 2005, $190.9 million in 2004 and $145.7 million in 2003. Amortization expense related to capital leases was $53.9 million in 2005, $44.2 million in 2004 and $28.1 million in 2003. Accumulated amortization of capital leases was $188.4 million at December 31, 2005 and $187.2 million at December 31, 2004.

Impairment of Long-Lived Assets   —   The Company assesses long-lived assets and intangibles, other than goodwill and intangible assets with indefinite lives, for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to their net carrying value. The amount of impairment loss, if any, will generally be measured by the difference between the net book value of the assets and the estimated fair value of the related assets.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Goodwill and Intangible Assets   —   The Company follows the guidance established by Statement of Financial Accounting Standards (‘‘SFAS’’) 142 ‘‘Goodwill and Other Intangible Assets’’ (‘‘SFAS 142’’). The Company's intangible assets are considered to have finite or indefinite lives and are allocated to various reporting units, which are generally consistent with or one level below the Company's reportable segments. Intangible assets with finite lives, which primarily consist of subscriber and music rights agreements, are generally amortized by the straight-line method over their estimated useful lives, which range from 5 to 40 years and are reviewed for impairment at least annually. Intangible assets with indefinite lives and goodwill are no longer amortized but are tested for impairment on an annual basis and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. If the carrying amount of goodwill or the intangible asset exceeds its fair value, an impairment loss is recognized as a non-cash charge.

Discontinued Operations   —   On June 13, 2005, Former Viacom announced that it reached an agreement to sell Famous Players, its Canadian-based theater chain. The transaction closed on July 22, 2005, with a sale price of approximately $400.0 million. In 2004, Former Viacom completed the exchange offer for the split-off of Blockbuster Inc. and as a result, the consolidated financial statements of the Company present Blockbuster and Famous Players as discontinued operations for all periods presented, in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ (‘‘SFAS 144’’).

Revenue Recognition   —   Advertising revenues are recognized in the period during which advertising spots are aired. Subscriber fees for Cable Networks are recognized in the period the service is provided. Cable launch incentive fees to affiliates are capitalized and amortized as a contra-revenue item. Revenue associated with audience deficiency units is deferred until the period in which make good units are aired.

In accordance with Statement of Position 00-2 ‘‘Accounting by Producers or Distributors of Films’’ (‘‘SOP-002’’), Entertainment revenues from theatrical distribution of motion pictures are recognized as motion pictures are exhibited. Revenues from DVD and videocassette sales of motion pictures are recognized upon shipment to customers. Revenues from video revenue sharing agreements are recognized as earned. Revenues from the licensing of motion pictures and other programming on domestic and international premium subscription program services, broadcast and basic cable networks, and individual television stations are recognized upon availability of the motion picture for telecast except for pay-per-view which is recognized upon purchase by the consumer. On average, the length of the initial revenue cycle for motion pictures approximates four to seven years. Revenues arising from television license agreements are recognized in the period that the motion picture or television series is available for telecast.

Sales of Multiple Products or Services   —   The Company follows Emerging Issues Task Force No. 00-21, ‘‘Revenue Arrangements with Multiple Deliverables’’ for revenue recognition of revenues derived from a single contract that contains multiple products or services.

Advertising   —   Advertising costs are expensed as incurred. The Company incurred total advertising expenses of $888.0 million in 2005, $915.5 million in 2004 and $912.5 million in 2003.

Sales Returns and Allowances   —   The Company records a provision for sales returns and allowances at the time of sale based upon an estimate of future returns of product by analyzing a combination of historical returns, current economic trends, projections of consumer demand for the product and point-of-sale data available from certain retailers. Based on this information, a percentage of each sale is reserved, provided that the customer has the right of return. Customers are currently given varying rights of return.

Provision for Doubtful Accounts   —   The provision for doubtful accounts charged to expense was $28.5 million in 2005, $30.1 million in 2004 and $32.1 million in 2003.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Income Taxes   —   For federal income tax purposes, the Company files a consolidated income tax return with CBS Corporation. Pursuant to the Tax Matters Agreement with CBS Corporation, the Company determines its federal tax liability principally on a separate company basis and pays any liability to CBS Corporation. State tax returns are filed on an individual company basis except for certain states where they are filed on a combined basis with CBS Corporation. Pursuant to the Tax Matters Agreement, the Company determines its state tax liability for those combined states on a separate company basis and pays any liability to CBS Corporation.

The Company accounts for income taxes as required by Statement of Financial Accounting Standards No. 109 (‘‘SFAS 109’’), ‘‘Accounting for Income Taxes.’’ Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Pension and Other Postretirement Benefits   —   The determination of the Company's obligation and expense for pension and postretirement benefits and transfer of plan assets to cover such obligations is based on assumptions which were actuarially determined. The Company believes such allocation methodologies are reasonable and consistent with the Separation Agreement.

Interest   —   Costs associated with any issuance of debt are expensed as interest over the term of the related debt.

Foreign Currency Translation and Transactions   —   The Company's foreign subsidiaries' assets and liabilities are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The resulting translation gains or losses, are included as a separate component of stockholders' equity in accumulated other comprehensive income. Foreign currency transaction gains and losses have been included in ‘‘Other items, net’’ in the Consolidated Income Statements.

Net Earnings (Loss) per Common Share   —   Basic Earnings per Share (‘‘EPS’’) are computed by dividing net earnings by the number of shares of common stock issued and outstanding at the date of the separation as if such shares were outstanding for the full year for all periods presented. Diluted EPS for the year ended 2005 is computed by dividing net earnings by the number of shares issued and outstanding at the date of the separation through the end of the year adjusted to give effect to all potentially dilutive common shares weighted from the date of the separation. Diluted EPS for the years prior to 2005 is equal to basic earnings per share as no dilutive securities were outstanding for those periods.

Comprehensive Income (Loss)   —   As of December 31, 2005, minimum pension liability adjustment is net of a tax benefit of $15.0 million.

	Minimum Pension Liability Adjustment	Cumulative Translation Adjustments	Change in Fair Value of Cash Flow Hedges	Unrealized Gain (Loss) on Securities	Other Comprehensive Income (loss) from Discontinued Operations	Accumulated Other Comprehensive Loss
At December 31, 2002	$(8.8)	$(19.1)	$(3.5)	$(.8)	$(113.5)	$(145.7)
2003 Activity	5.9	42.3	3.2	.5	65.3	117.2
At December 31, 2003	(2.9)	23.2	(.3)	(.3)	(48.2)	(28.5)
2004 Activity	(10.9)	(2.9)	2.9	.5	38.9	28.5
At December 31, 2004	(13.8)	20.3	2.6	.2	(9.3)	—
2005 Activity	(9.4)	(47.2)	(2.7)	(.2)	9.3	(50.2)
At December 31, 2005	$(23.2)	$(26.9)	$(.1)	$—	$—	$(50.2)

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Stock-based Compensation   —   The Company follows the disclosure-only provisions of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS 123’’). The Company applies APB Opinion No. 25 ‘‘Accounting for Stock Issued to Employees’’ and does not recognize compensation expense for the stock option grants because options are not issued at exercise prices below market value at date of grant. Employees were granted options to purchase shares of the Former Viacom's Class B common stock under the Former Viacom's Long-Term Management Incentive Plan (See Note 12).

On March 8, 2005, the Compensation Committee of the board of directors of the Former Viacom approved the acceleration of the vesting of unvested stock options having an exercise price of $38.00 or greater (on a pre-conversion basis) granted under the Former Viacom's 2000 and 1997 Long-Term Management Incentive Plans. Stock option awards granted to employees of the Company from 1999 through 2004 with respect to approximately 12 million shares of Former Viacom's class B common stock were subject to this acceleration which was effective as of March 8, 2005. Since these options had exercises prices in excess of the current market values and were not fully achieving their original objectives of incentive compensation and employee retention, the Former Viacom expected the acceleration to have a positive effect on employee morale, retention and perception of option value. As the exercise prices of the option grants were in excess of the Company's common stock price at the time of the acceleration of the vesting, no compensation expense was required to be recognized. The acceleration also eliminated future compensation expense the Company would otherwise recognize in its Consolidated Statement of Operations under SFAS No. 123 (revised 2004) ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’). Incremental expense of $105.9 million associated with the acceleration was recorded in the 2005 option expense pro forma disclosure which follows.

The following table reflects the effect on net earnings from continuing operations if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. These pro forma effects may not be representative of future stock compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and the vesting of certain options was accelerated on March 8, 2005. See Note 12 for detailed assumptions.

Year Ended December 31,	2005	2004	2003
Net earnings from continuing operations	$1,303.9	$1,392.9	$1,147.4
Option expense, net of tax	(140.3)	(119.5)	(87.8)
Net earnings from continuing operations after option expense	$1,163.6	$1,273.4	$1,059.6
Basic earnings (loss) per common share:
Net earnings from continuing operations	$1.73	$1.85	$1.53
Net earnings from continuing operations after option expense	$1.55	$1.69	$1.41
Diluted earnings (loss) per common share:
Net earnings from continuing operations	$1.73	$1.85	$1.53
Net earnings from continuing operations after option expense	$1.55	$1.69	$1.41

For the years ended December 31, 2005, 2004 and 2003, if the Company had applied the fair value recognition provision of SFAS 123, an additional expense of $.6 million, $15.7 million and $19.0 million, respectively, would have been recognized in discontinued operations.

Accounting Changes   —   For 2003, the cumulative effect of accounting change, net of minority interest and tax, of $(6.1) million, resulted from the adoption of SFAS No. 143 ‘‘Accounting for Asset Retirement Obligations.’’

Derivative Instruments and Hedging Activities   —   SFAS No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ as amended (‘‘SFAS 133’’) requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 also established rules for hedging instruments

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

which, depending on the nature of the hedge, require that changes in the fair value of the derivatives either be offset against the change in fair value of assets or liabilities through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings.

Reclassifications   —   Certain amounts have been reclassified to conform to the 2005 presentation.

Recent Pronouncements   —   In May 2005, the FASB issued SFAS No. 154 ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), a replacement of APB Opinion No. 20, ‘‘Accounting Changes’’, and FASB Statement No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements’’, effective for fiscal years beginning after December 15, 2005. SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. The Company does not expect the implementation of SFAS 154 to have any impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 123 (revised 2004) ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’). SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award. That cost will be recognized over the vesting period during which an employee is required to provide service in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a ruling that amended the effective date for SFAS 123R. As a result, the Company adopted SFAS 123R on January 1, 2006.

The standard provides for a prospective application. Under this method, the Company will begin recognizing compensation cost for equity based compensation of all new or modified grants after the date of adoption. In addition, the Company will recognize the unvested portion of the grant date fair value of awards issued prior to the adoption based on the fair values previously calculated for disclosure purposes. At December 31, 2005, the aggregate value of unvested options as determined using a Black-Scholes option valuation model, was approximately $64.4 million. Upon adoption of SFAS 123R, such amount will be recognized over the remaining vesting period of these options.

3)    RELATED PARTY TRANSACTIONS

NAI is the controlling stockholder of both Viacom and CBS Corporation. Sumner M. Redstone, the controlling shareholder of NAI through NAIRI, is the Executive Chairman of the Board and Founder of the Company and CBS Corporation.

Viacom and CBS Corporation Related Party Transactions

The Company, in the normal course of business, is involved in transactions with companies owned by or affiliated with CBS Corporation. The Company, through Paramount Pictures, licenses motion picture products to CBS Corporation. Paramount Pictures also distributes certain television products for a fee on behalf of CBS Corporation's television production group in the home entertainment market. MTV Networks and BET recognize advertising revenues for media spending placed by various subsidiaries of CBS Corporation. In addition, the Company is involved in transactions with Simon & Schuster and Paramount Parks, wholly owned subsidiaries of CBS Corporation. Total revenues from these transactions were $154.9 million, $157.4 million, and $221.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company, through MTV Networks and BET, purchases television programming from CBS Corporation. The cost of these purchases is initially recorded as program rights inventory and amortized over the life of the contract. In addition, the Company places advertisements with various subsidiaries of CBS Corporation. The total related party purchases were $173.6 million, of which

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

$78.8 million was for purchases of advertising, $378.2 million, of which $214.1 million was for purchases of programming, and $186.8 million, of which $112.0 million was for purchases of programming, for the years ended December 31, 2005, 2004 and 2003, respectively.

Transactions with CBS Corporation, through the normal course of business, are settled in cash. The following table presents the amounts due from or due to CBS Corporation as reflected in our consolidated balance sheet:

	At December 31, 2005	At December 31, 2004
Amounts Due from CBS Corporation
Receivables	$75.0	$66.8
Other assets	67.3	88.4
Total Due from CBS Corporation	$142.3	$155.2
Amounts Due to CBS Corporation
Accounts payable	$12.4	$13.2
Participants' share, residuals and royalties payable	40.6	9.8
Program rights, current	182.8	177.3
Deferred income, current	13.0	15.0
Other liabilities (program rights – non-current)	238.2	383.4
Total Due to CBS Corporation	$487.0	$598.7

As discussed in Note 1, the Company also entered into a Transition Services Agreement with CBS Corporation, pursuant to which the Company will provide CBS Corporation and CBS Corporation will provide the Company with various support services for certain of their respective businesses including data center, payroll and uplink services for various periods subsequent to the date of separation. No amounts have been reflected in the accompanying Consolidated Income Statements as the Separation occurred on December 31, 2005.

Relationship between Viacom and Other Related Parties

NAI licenses films in the ordinary course of business for its motion picture theaters from all major studios including Paramount Pictures. During the year ended December 31, 2005 and for the years ended December 31, 2004 and 2003, NAI made payments to Paramount Pictures in the aggregate amounts of approximately $14.6 million, $11.2 million, $9.6 million, respectively.

NAI and Mr. Redstone owned in the aggregate approximately 88% of the common stock of Midway Games Inc. (‘‘Midway’’) as of March 9, 2006. Midway places advertisements on several of Viacom's cable networks from time to time. During the years ended December 31, 2005, 2004 and 2003, transactions with Midway totaled approximately $5.9 million, $5.5 million and $1.4 million, respectively. The Company believes that these transactions were no more or less favorable to the subsidiaries than they would have obtained from unrelated parties. The Company may continue to enter into similar business transactions with Midway in the future.

On December 21, 2005, Viacom entered into an agreement with NAI and NAIRI (the ‘‘NAIRI Agreement’’) pursuant to which Viacom agreed to buy, and NAI and NAIRI agreed to sell, a number of shares of Viacom class B common stock each month such that the ownership percentage of Viacom class A common stock and Viacom class B common stock (considered as a single class) held by NAI and/or NAIRI would not increase as a result of purchases of shares of Viacom common stock under Viacom's $3.0 billion stock purchase program which was approved, along with the NAIRI Agreement, by the Former Viacom Board on December 8, 2005 and ratified by our Board on January 26, 2006.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

In September 2005, Cinemas International Corporation N.V., a joint venture between Former Viacom and Vivendi Universal, agreed to sell its Brazilian movie operations to NAI for approximately $27.5 million in a transaction that closed in October 2005. The sale was discussed with multiple potential purchasers and negotiated on terms we believe are no more or less favorable than those that might have been negotiated with an unaffiliated party.

The Company, in the normal course of business, is involved in other related party transactions that have not been material in any of the periods presented.

4)    DISCONTINUED OPERATIONS

On July 22, 2005, Former Viacom sold Famous Players Inc., its Canadian-based theater chain, for approximately $400 million. Famous Players has been presented as a discontinued operation in the consolidated financial statements for all periods presented.

In 2004, Former Viacom completed the exchange offer for the split-off of Blockbuster Inc. (‘‘Blockbuster’’) (NYSE: BBI and BBI.B). Under the terms of the offer, Former Viacom accepted 27,961,165 shares of Former Viacom common stock in exchange for the 144 million common shares of Blockbuster that Former Viacom owned. Each share of Former Viacom Class A or Class B common stock accepted for exchange by Former Viacom was exchanged for 5.15 shares of Blockbuster common stock, consisting of 2.575 shares of Blockbuster class A common stock and 2.575 shares of Blockbuster class B common stock. The Company has agreed to indemnify CBS Corporation with respect to its obligations as guarantor on certain Blockbuster store leases (See Note 15).

The following table sets forth the Company's net loss attributable to Blockbuster Inc. and Famous Players, which are presented as discontinued operations:

	Blockbuster	Famous Players	Total
Year Ended December 31, 2005
Revenues from discontinued operations	$—	$208.0	$208.0
Loss from discontinued operations	$—	$(25.1)	$(25.1)
Loss on disposal of discontinued operations	—	(72.9)	(72.9)
Minority interest	—	(1.6)	(1.6)
Loss from discontinued operations	—	(99.6)	(99.6)
Income tax benefit	—	52.6	52.6
Net loss from discontinued operations	$—	$(47.0)	$(47.0)
Year Ended December 31, 2004
Revenues from discontinued operations	$4,528.9	$392.5	$4,921.4
Loss from discontinued operations	$(1,404.2)	$(11.6)	$(1,415.8)
Loss on disposal of discontinued operations	(38.2)	—	(38.2)
Minority interest	259.7	(2.2)	257.5
Loss from discontinued operations, net of minority interest	(1,182.7)	(13.8)	(1,196.5)
Income tax benefit	92.4	4.9	97.3
Net loss from discontinued operations	$(1,090.3)	$(8.9)	$(1,099.2)

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

	Blockbuster	Famous Players	Total
Year Ended December 31, 2003
Revenues from discontinued operations	$5,911.7	$386.9	$6,298.6
Loss from discontinued operations	$(878.8)	$1.0	$(877.8)
Minority interest	160.0	(1.6)	158.4
Loss from discontinued operations, net of minority interest	(718.8)	(.6)	(719.4)
Income tax (provision) benefit	(83.6)	.2	(83.4)
Net loss from discontinued operations	$(802.4)	$(.4)	$(802.8)

In 2004, the loss from discontinued operations of $1.4 billion primarily reflects a non-cash impairment charge of $1.5 billion for the impairment of goodwill and other long-lived assets in accordance with SFAS 142 and SFAS 144. Blockbuster performed an interim impairment test of its goodwill during the third quarter of 2004 because of factors surrounding the Former Viacom's exchange offer for the split-off of Blockbuster. In 2003, the loss from discontinued operations of $877.8 million primarily reflects a non-cash impairment charge of $1.3 billion recorded in accordance with SFAS 142. In completing its analysis of the fair value of the video business, several events led Blockbuster to conclude that the business had incremental risks that were required to be included in the evaluation of goodwill. Additionally, Blockbuster's review of long-lived assets in conjunction with SFAS 144 resulted in an impairment charge of approximately $18.5 million to reduce the carrying value of certain fixed assets in four international markets. These charges were included in loss from discontinued operations for the year ended December 31, 2003.

The following table presents the major classes of assets and liabilities of Famous Players:

At December 31, 2004
Current assets (including cash and cash equivalents of $1.1)	$14.6
Long-term assets	325.7
Total Assets	$340.3
Current liabilities (including current debt of $.3)	$62.9
Long-term debt	6.0
Other liabilities	40.5
Total Liabilities	$109.4

The net cash flow provided by operating activities attributable to Blockbuster of $236.6 million in 2004 reflects Blockbuster activities prior to the completion of the split-off. The net cash flow used for investing activities attributable to Blockbuster of $(421.0) million primarily consists of Blockbuster cash and capital expenditures of $221.9 million and $183.6 million, respectively. The net cash flow used for financing activities attributable to Blockbuster of $(49.0) million primarily reflects the special distribution of $5 per Blockbuster's common share for a total of approximately $738.1 million offset by the proceeds from Blockbuster's new credit facilities. Refer to Note 15 Commitments and Contingencies for discussion of guarantees relating to discontinued operations.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

5)    GOODWILL AND OTHER INTANGIBLE ASSETS

For the year ended December 31, 2005, the changes in the book value of goodwill by segment were as follows:

	Balance at December 31, 2004	Acquisitions(a)	Adjustments(b)	Balance at December 31, 2005
Cable Networks	$8,964.0	$226.2	$(171.7)	$9,018.5
Entertainment	1,302.9	—	40.0	1,342.9
Total	$10,266.9	$226.2	$(131.7)	$10,361.4

(a)	Principally relates to the acquisitions of Neopets, Inc., and IFILM Corp.

(b)	Primarily includes reclassifications to other intangible assets and foreign currency translation.

At December 31, 2005 and December 31, 2004, the Company had approximately $370.8 million and $250.2 million of intangible assets, respectively. Included in this amount were intangible assets with indefinite lives for MTVN trademarks for approximately $115.5 million at December 31, 2005 and approximately $33.5 million at December 31, 2004. These assets are not subject to amortization.

The Company's intangible assets subject to amortization and the related accumulated amortization were as follows:

At December 31, 2005	Gross	Accumulated Amortization	Net
Subscriber agreements	$406.5	$(288.6)	$117.9
Other intangible assets	161.8	(24.4)	137.4
Total	$568.3	$(313.0)	$255.3

At December 31, 2004	Gross	Accumulated Amortization	Net
Subscriber agreements	$406.5	$(235.7)	$170.8
Other intangible assets	55.2	(9.3)	45.9
Total	$461.7	$(245.0)	$216.7

Amortization expense relating to intangible assets was $71.0 million (2005), $60.7 million (2004), and $52.2 million (2003). The Company expects its aggregate annual amortization expense for existing intangible assets subject to amortization for each of the next five succeeding years to be as follows:

	2006	2007	2008	2009	2010
Amortization expense	$70.7	$56.7	$17.9	$16.7	$15.3

6)    SEVERANCE AND OTHER CHARGES

In conjunction with the separation, the overhead structures at MTVN and Paramount were rationalized. In 2005, the Company recorded charges of $47.9 million and $22.6 million at MTVN and Entertainment respectively.

In 2004, the Company recorded severance charges of $28.1 million, related to the terminations of the former Entertainment Segment Chairman and the former President and Chief Operating Officer of the Former Viacom. Their allocation of the severance charges were recorded in selling, general and administrative expenses in the Entertainment Segment for $10.4 million and in Corporate expenses for $17.7 million. Also in 2004, MTVN recorded a decrease of $9.7 million to severance accruals due to a change in estimate for a 2001 charge and revised its initial estimate of severance liabilities for the acquisition of Comedy Central by $1.6 million.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

In 2003, charges of $18.0 million were recorded at MTVN principally reflecting $9.3 million of severance liabilities resulting from the acquisition of the remaining 50% of Comedy Central that the Company did not own and $8.4 million for lease termination costs. The charges were reflected in the Consolidated Income Statement as part of selling, general and administrative expenses for the year ended December 31, 2003. Severance payments continue through 2005 since certain employees were paid out over the terms of their employment contracts.

The following table summarizes the activity for the restructuring charges discussed above:

Balance At December 31, 2002	$18.3
2003 Charges	18.0
2003 Severance Payments	(9.2)
2003 Lease Payments	(4.0)
Balance At December 31, 2003	23.1
2004 Severance Payments	(3.9)
2004 Lease Payments	(3.7)
Revision to initial estimate	(8.1)
Balance At December 31, 2004	7.4
2005 Charges	70.5
2005 Severance Payments	(2.7)
2005 Lease Payments	(.3)
Balance At December 31, 2005	$74.9

7)    ACQUISITIONS

On December 9, 2005, the Company and its subsidiary Paramount Pictures Corporation (‘‘Paramount’’) entered into a purchase agreement (the ‘‘Agreement’’) with DreamWorks L.L.C. and certain holders of outstanding membership interests in DreamWorks L.L.C. identified therein (the ‘‘Sellers’’), pursuant to which the Company acquired all of the outstanding limited liability company interests in DreamWorks L.L.C. upon the terms and subject to the conditions set forth in the Agreement for approximately $1.6 billion, including the assumption of debt and certain other obligations. Paramount also entered into an exclusive seven-year distribution agreement with DreamWorks Animation SKG, Inc. At the date of the agreement, the Company paid $75.0 million as a deposit against the purchase price. The acquisition was completed on January 31, 2006 (See Note 20).

On October 12, 2005, the Company acquired IFILM for $49.0 million. IFILM's results have been consolidated as part of the Cable Networks Segment, effective from the date of the acquisition. The excess purchase price over the fair value of the tangible and identifiable intangible net assets acquired of approximately of $47.1 million was allocated to goodwill. The allocation of the purchase price is pending a final evaluation of the fair value of the assets acquired and liabilities assumed.

On August 2, 2005, the Company acquired Extreme Music for $45.1 million. Extreme Music's results have been consolidated as part of Entertainment Segment, effective from the date of the acquisition. The excess purchase price over the fair value of the tangible and identifiable intangible net assets acquired of approximately of $44.8 million has been allocated to intangible assets. The allocation of the purchase price is pending a final evaluation of the fair value of assets acquired and liabilities assumed.

On June 20, 2005, the Company acquired Neopets, Inc. for approximately $160.0 million. Neopets, Inc.'s results have been consolidated as part of Cable Networks, effective from the date of

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

the acquisition. The excess purchase price over the fair value of the tangible and identifiable intangible net assets acquired of approximately of $154.0 million was allocated to goodwill and other intangibles. The allocation of the purchase price is pending a final evaluation of the fair value of assets acquired and liabilities assumed.

In August 2004, the Company acquired 75.8% of VIVA Media AG for $306.9 million. Pursuant to a tender offer, the Company subsequently purchased additional shares of VIVA Media AG, raising total ownership to 97.8% for a total purchase price of $393.6 million. VIVA Media AG's results have been included as part of Cable Networks since the date of acquisition. In June 2005, the Company acquired the remaining 2.2% interest in VIVA Media AG that it did not own for a total purchase price for $8.4 million.

On May 22, 2003, the Company acquired the remaining 50% interest in Comedy Central that it did not own for $1.2 billion in cash. Comedy Central's results have been consolidated as part of Cable Networks, effective from the date of acquisition. The excess purchase price over the fair value of the tangible and identifiable intangible net assets acquired of approximately $1.0 billion was allocated to goodwill and other intangibles. The final allocation of the purchase price was based on the fair value of Comedy Central's assets acquired and liabilities assumed.

Pro forma results of operations have not been presented for the acquisitions completed during the years ended December 31, 2005, 2004 and 2003, as the results of the acquired companies, not already consolidated, either individually or in the aggregate were not material to the Company's financial results before the acquisitions.

8)    INVENTORY

At December 31,	2005	2004
Theatrical:
Released (including acquired film libraries)	$699.3	$682.8
Completed, not released	46.2	66.0
In process and other	483.2	361.1
Program rights	2,098.3	1,915.4
Merchandise inventory	109.3	65.9
Other	43.5	45.8
Total Inventory	3,479.8	3,137.0
Less current portion	506.6	396.6
Total Non-Current Inventory	$2,973.2	$2,740.4

9)    INVESTMENTS IN AFFILIATED COMPANIES

The Company accounts for its investments in affiliated companies over which the Company has significant influence or ownership of more than 20% but less than or equal to 50%, under the equity method. Such investments principally include but are not limited to the Company's interest in, Nickelodeon U.K. (50% owned), MTV Brazil (30% owned), MTV Japan (36% owned), WF Cinema Holding L.P. (50% owned) and Grauman's Theatres LLC (35% owned).

Equity investments of $147.2 million and $110.9 million are recorded in ‘‘other assets’’ in the consolidated balance sheets at December 31, 2005 and 2004, respectively. For equity investments, a difference typically exists between the initial investment and the proportionate share in the underlying net assets of the investee. The unamortized difference included in the equity investment balance was $50.8 million and $39.6 million at December 31, 2005 and 2004, respectively.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

10)    BANK FINANCING AND DEBT

Long-term debt consists of the following:

At December 31,	2005	2004
Notes payable to banks	$5,405.0	$—
Obligations under capital leases	352.9	345.1
Total debt	5,757.9	345.1
Less current portion	55.8	53.4
Total long-term debt from continuing operations, net of current portion	$5,702.1	$291.7

The Company's scheduled maturities of long-term debt at face value, excluding capital leases, outstanding at December 31, 2005 were as follows:

	2006	2007	2008	2009	2010	2011 and thereafter
Long-term debt	$—	$5,405.0	$—	$—	$—	$—

Viacom Credit Agreements

Term Facility

On December 8, 2005, the Company entered into a $6.0 billion term loan credit agreement (‘‘Term Facility’’). The Term Facility, became effective upon the initial borrowing thereunder used to fund the preliminary special dividend paid to the Former Viacom shortly prior to the separation.

The Term Facility consists of two tranches, (i) Tranche A, a single-draw term loan in the principal amount of $4.75 billion, which is due and payable on March 29, 2007 and (ii) Tranche B, a multi-draw term loan in the principal amount of $1.25 billion, which is due and payable on June 29, 2007. The net proceeds of any offering of long-term debt securities by the Company must be used to prepay the Term Facility. Borrowing rates under the Term Facility are determined at the Company's option at the time of each borrowing and are generally based on the prime rate in the United States or LIBOR plus a specified margin. The Company pays a facility fee based on the total amount of the Tranche B commitments under the Term Facility and a utilization fee on the Tranche B borrowings if outstanding borrowings under the Term Facility exceed 50% of the total amount of the commitments thereunder. On December 29, 2005, the Company borrowed $4.75 billion under Tranche A and $655 million under Tranche B to fund the preliminary special dividend. The Company may make further borrowings under the Tranche B of the Term Facility for general corporate purposes, including acquisitions and commercial paper backup. As of December 31, 2005, the Company had unused borrowings under Tranche B totaling $595.0 million in the aggregate.

The Term Facility contains covenants which, among other things, require that the Company maintain a minimum interest coverage ratio. At December 31, 2005, the Company was in compliance with all covenants under the Term Facility.

Revolving Credit Facility

On December 8, 2005, Viacom entered into a $3.25 billion five-year credit agreement (the ‘‘Revolving Facility’’). The Revolving Facility became effective at the time of the Separation.

Borrowing rates under the Revolving Facility are to be determined at the Company's option at the time of each borrowing and are to be generally based on the prime rate in the United States or LIBOR plus a specified margin. The Company pays a facility fee based on the total amount of the

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

commitments under the Revolving Facility and a utilization fee if outstanding borrowings exceed 50% of the total amount of the commitments thereunder. Borrowings under the Revolving Facility are expected to be used for general corporate purposes, including acquisitions and commercial paper backup. It is expected that the Company will borrow under the Revolving Facility from time to time. As of December 31, 2005, the Company had no borrowings under the Revolving Facility.

The Viacom Credit Facilities contains covenants which, among other things, require that the Company maintain a minimum interest coverage ratio. At December 31, 2005, the Company was in compliance with all covenants under the Term Facility. Provided the Company is in compliance with debt covenants, the Company is not precluded from paying dividends.

Accounts Receivable Securitization Program

As of December 31, 2005 and December 31, 2004, the Company had a total of $450.0 million outstanding under a revolving receivable securitization program. The program resulted in the sale of receivables on a non-recourse basis to unrelated third parties on a one-year renewable basis, thereby reducing accounts receivable and debt on the Company's Consolidated Balance Sheets. The Company enters into this arrangement because it provides an additional source of liquidity. The terms of the revolving securitization arrangement requires that the receivable pools subject to the program meet certain performance ratios. As of December 31, 2005, the Company was in compliance with the required ratios under the receivable securitization program.

11)    FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to modify its exposure to market risks from changes in foreign exchange rates and interest rates. The Company does not hold or enter into financial instruments for speculative trading purposes. The foreign exchange hedging instruments used are spot, forward and option contracts. The foreign exchange contracts have principally been used to hedge the British Pound, the Australian Dollar, the Japanese Yen, the Canadian Dollar, the Singapore Dollar and the Euro. The Company designates forward contracts used to hedge future production costs as cash flow hedges. Additionally, the Company enters into non-designated forward contracts to hedge non-dollar denominated cash flows and foreign currency balances. The changes in fair value of the non-designated contracts are included in current period earnings as part of ‘‘Other items, net.’’

The Company's interest expense is exposed to movements in short-term rates. Swap agreements may be used to modify this exposure. As of December 31, 2005, there were no interest rate swaps outstanding.

At December 31, 2005, the notional value of all foreign exchange contracts was $109.1 million, of which $33.6 million related to the hedging of future production costs. The remaining $75.5 million represents hedges of underlying foreign currency balances, expected foreign currency net cash flows and investment hedges.

At December 31, 2004, the notional value of all foreign exchange contracts was $174.8 million, of which $74.6 million related to the hedging of future production costs. The remaining $100.2 million represents hedges of underlying foreign currency balances, expected foreign currency net cash flows and investment hedges.

At December 31, 2005, the Company did not have any interest rate cash flow hedges outstanding.

The Company continually monitors its positions with, and credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not anticipate nonperformance by the counterparties.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The Company's receivables do not represent significant concentrations of credit risk at December 31, 2005, due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

12)    STOCKHOLDERS' EQUITY

The following is a description of the material terms of Viacom's capital stock. The following description is not meant to be complete and is qualified by reference to Viacom's certificate of incorporation and bylaws and the Delaware General Corporation Law.

Common Stock   —   All issued and outstanding shares of Viacom Class A common stock and Viacom Class B common stock are identical and stockholders are entitled to the same rights and privileges, except as provided in the Viacom certificate of incorporation as described below.

Voting Rights.    Holders of Viacom Class A common stock are entitled to one vote per share. Holders of Viacom Class B common stock do not have any voting rights, except as required by Delaware law. Generally, all matters to be voted on by Viacom stockholders must be approved by a majority of the aggregate voting power of the shares of Class A common stock present in person or represented by proxy, except as required by Delaware law.

Dividends.    Stockholders of Viacom Class A common stock and Viacom Class B common stock will share ratably in any cash dividend declared by the Viacom Board of Directors, subject to any preferential rights of any outstanding preferred stock. Viacom does not currently pay a cash dividend, and any decision to pay a cash dividend in the future will be at the discretion of the Viacom Board of Directors and will depend on many factors. If the Company's Board of Directors declares a dividend of any securities of Viacom or another entity, the Board of Directors will determine whether the stockholders of Viacom Class A common stock and Class B common stock are to receive identical securities or to receive different classes or series of securities, but only to the extent such differences are consistent in all material respects with any differences between New Viacom Class A common stock and New Viacom Class B common stock.

Conversion.    So long as there are 5,000 shares of Viacom Class A common stock outstanding, each share of Viacom Class A common stock will be convertible at the option of the holder of such share into one share of Viacom Class B common stock.

Liquidation Rights.    In the event of liquidation, dissolution or winding-up of Viacom, all stockholders of Viacom common stock, regardless of class, will be entitled to share ratably in any assets available for distributions to stockholders of shares of Viacom common stock subject to the preferential rights of any outstanding preferred stock.

Split, Subdivisions or Combination.    In the event of a split, subdivision or combination of the outstanding shares of Viacom Class A common stock or Viacom Class B common stock, the outstanding shares of the other class of Viacom common stock will be divided proportionally.

Preemptive Rights.    Shares of Viacom Class A common stock and Class B common stock do not entitle a stockholder to any preemptive rights enabling a stockholder to subscribe for or receive shares of stock of any class or any other securities convertible into shares of stock of any class of Viacom. The Viacom Board of Directors has the power to issue shares of authorized but unissued Viacom Class A common stock and Class B common stock without further stockholder action, subject to the requirements of applicable law and stock exchanges. Viacom's certificate of incorporation authorizes 375 million shares of Class A common stock and 5 billion shares of Class B common stock. The number of authorized shares of Viacom Class A common stock and Class B common stock could be increased with the approval of the stockholders of a majority of the outstanding shares of Viacom Class A common stock and without any action by the holders of shares of Viacom Class B common stock.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Other Rights.    The Viacom certificate of incorporation provides that Viacom may prohibit the ownership of, or redeem, shares of its capital stock in order to ensure compliance with, or prevent the applicability of limitations imposed by, the requirements of U.S. laws or regulations applicable to specified types of media companies.

Preferred Stock   —   In connection with the separation, the Company's capital stock includes 25 million authorized shares of preferred stock with a par value of $.001 per share. At December 31, 2005, none of the 25 million authorized shares of the preferred stock is issued and outstanding.

Stock Repurchase Program   —   The Company has put into place a $3.0 billion share repurchase program which was approved by the Former Viacom Board on December 8, 2005 and ratified by Viacom's Board on January 26, 2006.

Long-Term Incentive Plan   —   The Company has a Long-Term Management Incentive Plan (the ‘‘LTMIP’’) under which stock options and Restricted Share Units (‘‘RSU’’) are outstanding. The purpose of the LTMIP is to benefit and advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future. The LTMIP provides for awards of stock options, stock appreciation rights, restricted and unrestricted shares, restricted share units, phantom shares, dividend equivalents, performance awards and other equity related awards and cash payments. The stock options generally vest over a three-to five-year period from the date of grant and expire eight to ten years after the date of grant. A total of 41,423,086 shares of the Company's Class B common stock was reserved for issuance to employees of the Company for future exercise of stock options outstanding as of December 31, 2005. There were an aggregate of 50 million options and RSU's available for future grant under the LTMIP.

Conversion in the Separation.    On the effective date of the separation, all outstanding unexercised options to purchase shares of Former Viacom Class B common stock and all outstanding RSUs of Former Viacom Class B common stock held by an individual who was an employee or director of Former Viacom immediately prior to the effective date and became an employee or director of Viacom immediately following the separation were converted into options to purchase shares of Viacom Class B common stock and RSUs of Viacom Class B common stock, respectively. The Former Viacom stock options were converted in a manner designed to preserve their intrinsic value which existed immediately prior to the separation, and the Former Viacom RSUs were converted in a manner designed to preserve their value. To accomplish this, adjustments were made to the number of options and the option exercise prices, and the number of RSUs. The conversion of Former Viacom stock options and RSUs to stock options and RSUs of the Company did not require the recognition of compensation expense as the value of the respective awards remained unchanged.

Accordingly, each grant of stock options to purchase Former Viacom Class B common stock was converted into a number of stock options to purchase Viacom's Class B common stock determined by multiplying the number of outstanding stock options included in the grant by 0.792802. The per share exercise price of the converted stock option was determined by dividing the exercise by 0.792802. Each grant of RSUs of Former Viacom Class B common stock was converted into a number of RSUs of Viacom's Class B common stock determined by multiplying the number of RSU included in the grant by 0.792802.

Presented below is the stock option details of Former Viacom which pertain to stock awards of current and former employees of Viacom. Unless otherwise indicated, amounts and exercise prices have not been adjusted by the conversion factor described above.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The weighted-average fair value of each option as of the grant date was $9.95, $17.88, $18.62 in 2005, 2004 and 2003, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Expected dividend yield(a)	.76%	.62%	—
Expected stock price volatility	24.01%	38.85%	39.57%
Risk-free interest rate	3.80%	4.17%	3.58%
Expected life of options (years)	5.2	7.4	6.8

(a)	Former Viacom did not declare any cash dividends on its common stock prior to the third quarter of 2003. 2003 options were granted to employees of the Company prior to the third quarter.

The following table summarizes the Company's stock activity under the LTMIP:

	Options Outstanding	Weighted-Average Exercise Price
Balance at December 31, 2002	47,098,497	$38.63
Granted	7,748,118	$39.88
Exercised	(3,957,900)	$24.20
Canceled	(885,859)	$45.63
Balance at December 31, 2003	50,002,856	$39.84
Granted	10,254,850	$39.05
Exercised	(2,021,704)	$18.19
Canceled	(1,974,312)	$42.89
Balance at December 31, 2004	56,261,690	$40.37
Granted	5,772,217	$37.30
Exercised	(3,452,888)	$15.98
Canceled	(2,610,823)	$41.93
Balance at December 31, 2005 Pre-Conversion	55,970,196	$41.53
Conversion	(14,547,110)
Balance at December 31, 2005 Post Conversion	41,423,086	$51.22

The following table summarizes information concerning outstanding and exercisable stock options on a post conversion basis for the Company's employees under the LTMIP at December 31, 2005:

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$10.00 to 19.99	2,316,218	1.83	$19.22	2,316,218	$19.22
20.00 to 29.99	752,550	.81	$22.02	752,550	$22.02
30.00 to 30.99	4,049,575	2.65	$38.61	4,049,575	$38.61
40.00 to 49.99	14,019,851	11.82	$47.70	8,396,812	$48.75
50.00 to 59.99	10,027,595	5.96	$52.02	10,017,836	$52.02
60.00 to 69.99	4,314,645	5.63	$65.89	4,314,645	$65.89
70.00 to 79.99	5,399,976	1.62	$70.84	5,399,976	$70.84
80.00 to 89.99	542,676	4.53	$86.33	542,676	$86.33
	41,423,086			35,790,288

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Stock options exercisable by employees of Former Viacom at December 31, 2005 and 2004 and by employees of the Company at December 31, 2005 were as follows:

December 31, 2003 (Pre-conversion)	30,882,155
December 31, 2004 (Pre-conversion)	37,880,817
December 31, 2005 (Post-conversion)	35,790,288

13)    INCOME TAXES

See Note 3 for a summary of the Tax Matters Agreement entered into with CBS Corporation.

U.S. and foreign earnings before income taxes are as follows:

Year Ended December 31,	2005	2004	2003
United States	$2,022.2	$2,072.8	$1,863.2
Foreign	296.1	171.4	93.0
Total	$2,318.3	$2,244.2	$1,956.2

Components of the provision for income taxes on earnings before income taxes are as follows:

Year Ended December 31,	2005	2004	2003
Current:
Federal	$751.4	$590.7	$575.7
State and local	180.2	171.7	135.5
Foreign	68.3	35.0	33.9
	999.9	797.4	745.1
Deferred	20.1	10.8	42.5
Provision for income taxes	$1,020.0	$808.2	$787.6

The equity losses of affiliated companies are shown net of tax on the Company's consolidated Income Statements. The tax provision relating to losses from equity investments in 2005, 2004, and 2003 were $9.8 million, $6.1 million, and $16.2 million, respectively, which represented an effective tax rate of 51.0%, 18.0%, and 785.8%, respectively.

The difference between income taxes as expected at the U.S. federal statutory income tax rate of 35% and income taxes provided on earnings are summarized as follows:

Year Ended December 31,	2005	2004	2003
Taxes on income at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	4.6	4.8	4.2
Effect of foreign operations	(.4)	(2.7)	(1.3)
Audit settlements	—	(3.4)	—
Other, net	4.8	2.3	2.4
Total Income taxes	44.0%	36.0%	40.3%

The increase in the Other, net tax rate shown in the table above compared to 2004 is largely the result of non-deductible separation related expenses of $102 million, which are included in the total separation costs of $163.5 million.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The following is a summary of the components of the deferred tax accounts:

Year Ended December 31,	2005	2004
Deferred tax assets:
Provision for expense and losses	$71.9	$538.6
Postretirement and other employee benefits	159.7	80.8
Tax credit and loss carryforwards	7.3	30.2
Other	28.6	3.5
Total deferred tax assets	267.5	653.1
Valuation allowance	(2.1)	(9.6)
Net deferred tax assets	$265.4	$643.5
Deferred tax liabilities:
Property, equipment and intangible assets	$(174.6)	$—
Other	—	(194.9)
Total deferred tax liabilities	$(174.6)	$(194.9)
Deferred tax assets, net	$90.8	$448.6

At December 31, 2005 and 2004, respectively, the Company's deferred tax assets and liabilities were reflected in the Consolidated Balance Sheets as indicated in the following table:

Year Ended December 31,	2005	2004
Current deferred tax assets, net	$132.0	$13.5
Non-current deferred tax assets, net	—	435.1
Non-current deferred tax liabilities, net	(41.2)	—
Deferred tax assets, net	$90.8	$448.6

At December 31, 2005, the Company had net operating loss carryforwards for federal, state and local and foreign jurisdiction of approximately $6 million, which expire in various years from 2006 through 2020, and capital loss carryforwards of $13.3 million which expire in 2009.

The 2005 and 2004 deferred tax assets were reduced by a valuation allowance of $2.1 million and $9.6 million, respectively, principally relating to tax benefits of net operating losses which are not expected to be realized.

The Company's share of the undistributed earnings of foreign subsidiaries not included in its consolidated federal income tax return that could be subject to additional income taxes if remitted was approximately $350.6 million at December 31, 2005 and $155.4 million at December 31, 2004. No provision has been recorded for the U.S. or foreign taxes that could result from the remittance of such undistributed earnings since the Company intends to distribute only the portion of such earnings which would be offset by U.S. foreign tax credits, and intends to reinvest the remainder outside the U.S. indefinitely, and for this portion it is not practicable to estimate the amount of such deferred taxes.

The IRS is currently examining the years 2000 through 2003. The Company believes that adequate provision has been made for income taxes for all open tax periods through December 31, 2005.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

In connection with the separation and pursuant to the terms of the Tax Matters Agreement, Viacom and CBS Corporation have agreed to each be financially responsible for 50% of any potential liabilities that may arise to the extent such potential liabilities are not directly attributable to their respective business operations.

14)    PENSION AND OTHER POSTRETIREMENT BENEFITS

At the separation, the Company assumed responsibility for pension and postretirement benefit obligations for its active employees. Obligations related to retired and terminated vested employees as of December 31, 2005 remain the responsibility of CBS Corporation. Prior to the separation, the Company's employees participated in the Former Viacom pension plans and postretirement benefit plans. In addition, prior to the separation, the determination of the Company's obligation and expense for pension and postretirement benefits and transfer of plan assets to cover such obligations was based on assumptions which were actuarily determined. The Company believes such allocation methodologies are reasonable and consistent with the Separation Agreement. At the separation, the assets of the Former Viacom pension and other employee benefit plans were divided and transferred between CBS Corporation and the Company in accordance with the Separation Agreement.

The Company employees participate in Viacom's non-contributory pension plans. The benefits for certain plans are based primarily on an employee's years of service and average pay near retirement. Benefits under other plans are based primarily on an employee's pay for each year that the employee participates in the plan. Participating employees are vested in the plans after five years of service. Viacom policy for all pension plans is to fund amounts in accordance with the Employee Retirement Income Security Act of 1974, the Internal Revenue code of 1986 and the applicable rules and regulations. Plan assets consist principally of equity securities, marketable bonds and U.S. government securities. The Company's proportionate share of the Former Viacom Class B common stock represents approximately 1.8% of the plan assets' fair values at December 31, 2005 and 2004, respectively.

In addition, the Company employees participate in Viacom sponsored health and welfare plans that provide certain postretirement health care and life insurance benefits to retired employees and their covered dependents. Retiring employees are eligible for these benefits if they meet certain age and service requirements at the time of their retirement. Most of the plans are contributory and contain cost-sharing features such as deductibles and coinsurance which are adjusted annually. Claims are paid either through certain trusts funded by Viacom or by the Company's own funds.

A December 31 measurement date is used for all pension and other postretirement benefit plans. The following table sets forth the Company's change in benefit obligation under Viacom's benefit plans:

	Pension Benefits		Postretirement Benefits
At December 31,	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation, beginning of year	$412.1	$340.8	$7.6	$6.1
Impact of 2005 separation	27.2	—	1.9	—
Service cost	28.9	24.2	.7	.5
Interest cost	24.7	20.3	.5	.4
Actuarial loss	6.5	33.1	.5	.8
Benefits paid	(6.5)	(8.7)	(.4)	(.2)
Participants' contributions	—	—	.1	—
Cumulative translation adjustments	(.5)	2.4	—	—
Benefit obligation, end of year	$492.4	$412.1	$10.9	$7.6

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The following table sets forth the Company's change in plan assets under Viacom's benefit plans:

	Pension Benefits		Postretirement Benefits
At December 31,	2005	2004	2005	2004
Change in plan assets:
Fair value of plan assets, beginning of year	$178.2	$142.9	$.1	$.1
Impact of 2005 separation	33.9	—	(.1)	—
Actual return on plan assets	13.1	13.6	—	—
Employer contributions	2.5	28.6	.3	.2
Benefits paid	(6.5)	(8.7)	(.4)	(.2)
Participants' contributions	—	—	.1	—
Cumulative translation adjustments	(.3)	1.8	—	—
Fair value of plan assets, end of year	$220.9	$178.2	$—	$.1

The accrued pension and postretirement costs recognized in the Company's Consolidated Balance Sheets were computed as follows:

	Pension Benefits		Postretirement Benefits
At December 31,	2005	2004	2005	2004
Funded status	$(271.5)	$(233.9)	$(10.9)	$(7.5)
Unrecognized transition obligation	.4	.4	—	—
Unrecognized prior service cost (benefit)	1.7	2.0	(.3)	(.4)
Unrecognized actuarial loss	110.5	96.1	2.0	1.1
Accrued pension liability	$(158.9)	$(135.4)	$(9.2)	$(6.8)
Amounts recognized in the Consolidated Balance Sheets:
Accrued liability	$(207.5)	$(165.9)	$(9.2)	$(6.8)
Prepaid benefits cost	4.5	3.5	—	—
Intangible assets	3.8	4.0	—	—
Accumulated other comprehensive pre-tax loss(1)	40.3	23.0	—	—
Net liability recognized	$(158.9)	$(135.4)	$(9.2)	$(6.8)

(1)	Reflects a minimum liability decrease of $17.3 million in 2005 and a minimum liability increase of $18.1 million in 2004.

The accumulated benefit obligation of the Company under Viacom's defined pension plans was $424.0 million and $343.7 million at December 31, 2005 and 2004, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is set forth below:

At December 31,	2005	2004
Projected benefit obligation	$492.4	$383.6
Accumulated benefit obligation	$424.0	$320.8
Fair value of plan assets	$220.9	$154.9

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Net periodic cost for the Company under Viacom's pension and postretirement benefit plans consists of the following:

	Pension Benefits			Postretirement Benefits
At December 31,	2005	2004	2003	2005	2004	2003
Components of net periodic cost:
Service cost	$28.9	$24.2	$21.8	$.7	$.5	$.5
Interest cost	24.7	20.3	18.9	.5	.4	.5
Expected return on Plan Assets	(17.5)	(12.1)	(9.7)	—	—	—
Amortization of transition obligation	.1	.1	(.8)	—	—	—
Amortization of prior service cost	.3	.4	.3	(.3)	(.2)	(.2)
Recognized actuarial loss	5.8	3.1	3.8	—	—	—
Net periodic cost	$42.3	$36.0	$34.3	$.9	$.7	$.8

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.8%	5.8%	5.8%	5.8%
Rate of compensation increase	4.0%	3.5%	N/A	N/A
Weighted-average assumptions used to determine net periodic cost for years ended December 31:
Discount rate	5.8%	6.0%	5.8%	6.0%
Expected long-term return on plan assets	8.5%	8.2%	2.0%	2.0%
Rate of compensation increase	3.5%	3.5%	N/A	N/A

N/A — not applicable

The expected long-term returns on plan assets were based upon the target asset allocation and return estimates for equity and debt securities. The expected rate of return for equities was based upon the risk-free rate plus a premium for equity securities. The expected return on debt securities was based upon an analysis of current and historical yields on portfolios of similar quality and duration.

The following assumptions were also used in accounting for postretirement benefits:

	2005	2004
Projected health care cost trend rate for participants of age 65 and below	9.0%	9.0%
Projected health care cost trend rate for participants above age 65	10.0%	10.0%
Ultimate trend rate	5.0%	5.0%
Year ultimate trend rate is achieved for participants of age 65 and below	2014	2013
Year ultimate trend rate is achieved for participants above age 65	2016	2015

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$—	$—
Effect on the accumulated postretirement benefit obligation	$.6	$(.5)

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The asset allocations for the Company under Viacom's retirement benefit trusts for the qualified pension benefit plans are based upon an analysis of the timing and amount of projected benefit payments, the expected returns and risk of the asset classes and the correlation of those returns.

The percentage of asset allocations of the Company's pension plans at December 31, 2005 and 2004, by asset category were as follows:

Plan Assets at December 31,	2005	2004
Equity securities	60.2%	55.6%
Debt securities	35.2	36.0
Cash and other	4.6	8.4
Total	100.0%	100.0%

The assets of the Company's postretirement benefit plans at December 31, 2005 and 2004 primarily consisted of cash.

Future Benefit Payments

The estimated future benefit payments are as follows:

	2006	2007	2008	2009	2010	2011-2015
Pension	$7.8	$9.1	$10.9	$11.8	$13.9	$98.2
Postretirement	$.5	$.6	$.7	$.8	$.9	$5.7

The Company expects to contribute $10.0 million to Viacom Inc.'s pension plans and $.5 million to the other postretirement benefit plans in 2006.

Certain employees of the Company under collective bargaining agreements participate in Viacom's multi-employer plans which provide pension and health and welfare benefits. The contributions to these plans were $12.9 million and $13.1 million in 2005 and 2004, respectively. In addition, Viacom has defined contribution plans for the benefit of substantially all the Company's employees meeting certain eligibility requirements. Former Viacom contributions to such plans were $16.1 million, $19.3 million and $16.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

15)    COMMITMENTS AND CONTINGENCIES

The Company's commitments not recorded on the balance sheet primarily consist of programming and talent commitments, operating lease arrangements and purchase obligations for goods and services. These arrangements result from the Company's normal course of business and represent obligations that are payable over several years.

Programming and talent commitments of the Company, estimated to aggregate approximately $1.06 billion as of December 31, 2005, included $824.9 million relating to cable programming, feature film production and feature film acquisitions, and $234.4 million for talent contracts. A majority of such fees are payable over several years, as part of the normal course of business.

The Company has long-term non-cancelable operating lease commitments for office space and equipment, transponders, studio facilities and vehicles. The Company also enters into capital leases for satellite transponders. At December 31, 2005, future operating leases payments are estimated to aggregate $859.7 million.

The Company also has purchase obligations which include agreements to purchase goods or services in the future that totaled $95.1 million as of December 31, 2005.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

At December 31, 2005, minimum rental payments under noncancelable leases and minimum franchise payments are as follows:

	Leases
	Capital	Operating
2006	$76.8	$137.7
2007	75.2	127.9
2008	68.2	114.7
2009	64.7	105.4
2010	47.1	73.5
2011 and thereafter	112.9	300.5
Total minimum payments	$444.9	$859.7
Less amounts representing interest	92.0
Present value of net minimum payments	$352.9

Future minimum operating lease payments have been reduced by future minimum sublease income of $13.6 million. Rent expense amounted to $140.6 million in 2005, $98.1 million in 2004 and $88.9 million in 2003.

Guarantees

The Company follows the recognition provisions of FASB Interpretation No. 45, ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’ (‘‘FIN 45’’) for guarantees, including indemnities, issued or modified after December 31, 2002. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 also requires additional disclosures for certain guarantees.

In connection with the separation, the Company agreed to indemnify Former Viacom with respect to obligations as guarantor on certain Blockbuster store leases. Blockbuster's obligations under these store leases aggregated approximately $353.0 million at December 31, 2005. Certain leases contain renewal options that can extend the primary lease term and remain covered by the guarantees. Blockbuster's indemnification obligations are secured by a $150 million letter of credit. Viacom recorded a liability of approximately $53.1 million to reflect the estimated fair value of its indemnification obligation. Blockbuster has agreed to indemnify Former Viacom with respect to any amount paid under these guarantees.

In the third quarter of 2005, Former Viacom sold Famous Players, an operator of movie theaters in Canada. Former Viacom may incur liabilities associated with Famous Players theater leases. Famous Players obligations under these theater leases aggregated approximately $1.02 billion at December 31, 2005. The Company agreed to indemnify CBS Corporation, with respect to any liability under these theater leases. The Company recorded a liability of approximately $179.9 million to reflect the estimated fair value of these indemnification obligations.

In the fourth quarter of 2004, Former Viacom sold substantially all of its 50% equity interest in UCI, which operates movie theaters in Europe, Latin America and Asia. Former Viacom had guaranteed UCI's debt obligations under a revolving credit facility which was repaid during the fourth quarter of 2004. Former Viacom contributed $29.1 million toward the repayment of UCI's debt obligation under the terms of this guarantee. These guarantees totaled approximately $152.4 million at December 31, 2005 and are secured by bank guarantees provided by the buyer. In connection with the separation, the Company agreed to indemnify CBS Corporation with respect to any obligations CBS Corporation may pay under these guarantees.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

The Company also owns a 50% interest in WF Cinema Holdings, L.P. and a 35% interest in Grauman's Theatres LLC and guarantees certain theater leases. These guarantees totaled approximately $10.0 million at December 31, 2005. The Company agreed to indemnify CBS Corporation with respect to any obligations of Former Viacom under these guarantees.

Additionally, the Company has indemnification obligations with respect to letters of credit and surety bonds primarily used as security against non-performance in the normal course of business. The outstanding letters of credit and surety bonds approximated $29.8 million at December 31, 2005 and are not recorded on the balance sheet as of December 31, 2005.

In the course of its business, the Company both provides and receives the benefit of indemnities which are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable for various obligations of a business that has been divested in the event that a third party does not live up to its obligations under an indemnification obligation. The Company records a liability for its indemnification obligations and other contingent liabilities when probable under generally accepted accounting principles in the United States.

Legal Matters

In July 2002, judgment was entered in favor of Former Viacom, Blockbuster, Paramount Home Entertainment and other major motion picture studios and their home video subsidiaries with respect to a complaint filed in the United States District Court for the Western District of Texas. The complaint included federal antitrust and California state law claims. In August 2003, the U.S. Court of Appeals for the Fifth Circuit affirmed the federal court judgment. The U.S. Supreme Court refused plaintiffs' petition for writ of certiorari in March 2004. In February 2003, a similar complaint that had been filed in a Los Angeles County Superior Court was also dismissed with prejudice. The plaintiffs appealed the California state court dismissal, as well as a prior denial of class certification. On November 22, 2005, the California Court of Appeal affirmed the trial court's dismissal of the antitrust and conspiracy claims. The court reversed the dismissal of California Unfair Practices Act and Unfair Competition Act claims and remanded those claims to the trial court, except with regard to transactions between Paramount and Blockbuster as to which the trial court dismissal was affirmed. Blockbuster remains a defendant in the case with respect to our transactions with studios other than Paramount. As the result of the split-off of Blockbuster from Former Viacom in 2004, any judgment in this matter adverse to Former Viacom, Blockbuster and/or Paramount Home Entertainment may be allocated 33.33% to Blockbuster and 66.67% to Viacom. Pursuant to the Separation Agreement, Viacom has assumed and will indemnify CBS Corporation for Former Viacom's responsibility for losses in this matter.

On July 13, 2005, two identical shareholder derivative lawsuits were filed against Former Viacom. The suits, consolidated as In re Viacom Shareholders Derivative Litigation, relate to the compensation of Sumner Redstone, Tom Freston and Leslie Moonves, each of whom were executive officers of Former Viacom. Mr. Redstone is currently Viacom's Executive Chairman of the Board and Founder and Mr. Freston is Viacom's President and Chief Executive Officer. Mr. Moonves is the President and Chief Executive Officer of CBS Corporation. The plaintiffs claim that the compensation of these officers was excessive and unwarranted and not entirely fair to Former Viacom and its shareholders. Plaintiffs seek disgorgement of compensation paid to the named officers in 2004, unspecified damages from members of Former Viacom's Board of Directors for alleged breach of fiduciary duty, and other relief. Prior to the separation, Former Viacom moved to dismiss the case on both procedural and substantive grounds. No decision has been rendered on the motion. Former Viacom also was served with several shareholder demands for business records under Delaware law in connection with the shareholders' purported investigations of similar claims. Under the Separation Agreement, liabilities in connection with executive compensation claims relating to officers of Former Viacom are shared equally by Viacom and CBS Corporation.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

In late 2005 and early 2006, Former Viacom was named as a defendant in three lawsuits in the United States District Court for the Northern District of Texas and one lawsuit in the United States District Court for the Southern District of New York, each relating to the 2004 split-off of Blockbuster from Former Viacom. Each of the lawsuits names as defendants NAI, Former Viacom and Blockbuster, and certain of their respective present and former officers and directors, including some individuals who are officers and directors of New Viacom. The Texas lawsuits are purported class actions which allege violations of the federal securities laws. The New York case is a purported class action which alleges that the defendants breached fiduciary obligations to the Blockbuster Investment Plan in violation of the Employee Retirement Income Security Act by continuing to offer to plan participants Blockbuster stock from and after November 2003 and by offering to plan participants the opportunity to exchange their shares of Former Viacom common stock for the shares of Blockbuster common stock that were owned by Former Viacom in connection with the 2004 split-off transaction. Plaintiffs in each of the lawsuits allege that the defendants made untrue statements of material facts and concealed and failed to disclose material facts with respect to Blockbuster's business prospects. The lawsuits seek damages in unspecified amounts and other relief. In connection with the split-off, Blockbuster agreed to indemnify Former Viacom and our employees, officers and directors with respect to liabilities arising out of any material untrue statements and omissions in those portions of the 2004 Prospectus-Offer to Exchange relating to the split-off that were provided by Blockbuster. Pursuant to the Separation Agreement, we will indemnify CBS Corporation for any losses arising from these lawsuits.

Viacom believes that the plaintiffs' positions in these litigations are without merit and intends to vigorously defend itself in the litigations. Litigation is inherently uncertain and always difficult to predict. However, based on Viacom's understanding and evaluation of the relevant facts and circumstances, it believes that the above-described legal matters and other litigation to which it is a party are not likely, in the aggregate, to have a material adverse effect on its results of operations, financial position or cash flows.

16)    REPORTABLE SEGMENTS

The following tables set forth the Company's financial performance by reportable operating segment. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure. The Company operates two segments: (i) Cable Networks and (ii) Entertainment.

The accounting policies of the segments are the same as those described in Note 2 — Summary of Significant Accounting Policies. Intercompany revenue eliminations associated with the Entertainment and Cable Networks segments, respectively, were ($1.9) million and ($141.6) million for 2005, ($1.9) million and ($125.1) million for 2004, and ($1.6) million and ($125.1) million for 2003. Operating income eliminations primarily reflect the timing of intercompany transactions from the sale of feature films to cable networks.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2005	2004	2003
Revenues:
Cable Networks	$6,757.8	$5,745.5	$4,775.3
Entertainment	2,995.3	2,513.7	2,655.8
Eliminations	(143.5)	(127.0)	(126.7)
Total Revenues	$9,609.6	$8,132.2	$7,304.4
Operating Income:
Cable Networks	$2,610.1	$2,265.0	1,928.9
Entertainment	70.1	154.2	189.7
Segment Total	2,680.2	2,419.2	2,118.6
Corporate expenses	(308.5)	(128.1)	(103.8)
Eliminations	(5.3)	(8.3)	(13.0)
Total Operating Income	2,366.4	2,282.8	2,001.8
Interest expense	(23.0)	(24.2)	(23.2)
Interest income	3.9	3.3	2.2
Other items, net	(29.0)	(17.7)	(24.6)
Earnings from continuing operations before income taxes, equity in loss of affiliated companies and minority interest	2,318.3	2,244.2	1,956.2
Provision for income taxes	(1,020.0)	(808.2)	(787.6)
Equity in income (loss) of affiliated companies, net of tax	9.4	(40.0)	(18.2)
Minority interest, net of tax	(3.8)	(3.1)	(3.0)
Net earnings from continuing operations	1,303.9	1,392.9	1,147.4
Net loss from discontinued operations	(47.0)	(1,099.2)	(802.8)
Net earnings before cumulative effect of change in accounting principle	1,256.9	293.7	344.6
Cumulative effect of accounting change, net of tax	—	—	(6.1)
Net Earnings	$1,256.9	$293.7	338.5

Year Ended December 31,	2005	2004	2003
Depreciation and Amortization:
Cable Networks	$230.8	$223.2	$171.4
Entertainment	23.0	$19.0	16.8
Corporate	5.2	9.4	9.7
Total Depreciation and Amortization	$259.0	$251.6	$197.9

At December 31,	2005	2004
Total Assets:
Cable Networks	$13,835.0	$13,487.4
Entertainment	4,791.6	4,100.5
Discontinued Operations	—	340.3
Corporate	489.0	512.6
Total Assets	$19,115.6	$18,440.8

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

Year Ended December 31,	2005	2004	2003
Capital Expenditures:
Cable Networks	$142.4	$86.9	$81.7
Entertainment	46.7	29.2	27.6
Corporate	3.9	24.4	5.0
Total Capital Expenditures	$193.0	$140.5	$114.3

Information regarding the Company's revenues by type is as follows:

	Revenues by Type
Year Ended December 31,	2005	2004	2003
Advertising sales	$3,963.4	$3,349.6	$2,769.0
Affiliate fees	1,824.8	1,640.3	1,448.4
Feature film	2,873.4	2,394.5	2,561.7
Ancillary(a)	948.0	747.8	525.3
Total	$9,609.6	$8,132.2	$7,304.4

(a)	Ancillary primarily includes revenues from the syndication of cable programming and music publishing.

Information regarding the Company's operations by geographic area is as follows:

Year Ended December 31,	2005	2004	2003
Revenues(a):
United States	$7,466.7	$6,418.0	$5,790.9
International	2,142.9	1,714.2	1,513.5
Total Revenues	$9,609.6	$8,132.2	$7,304.4

At December 31,	2005	2004
Long-lived Assets(b):
United States	$14,632.2	$14,157.5
International	821.4	1,110.1
Total Long-lived Assets	$15,453.6	$15,267.6

Transactions within the Company between geographic areas are not significant.

(a)	Revenue classifications are based on customers' locations.

(b)	Reflects total assets less current assets, non-current deferred tax assets and investments in affiliated companies.

17)    OTHER ITEMS, NET

Other items, net reflected a net loss of $29.0 million for 2005, $17.7 million for 2004, and $24.6 million for 2003, principally consisting of costs associated with securitizing trade receivables of $15.9 million, $7.7 million and $5.7 million, respectively, and foreign exchange losses of $14.3 million for 2005, $9.3 million for 2004, and $18.9 million for 2003.

VIACOM INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
(Tabular dollars in millions, except per share amounts)

18)    SUPPLEMENTAL CASH FLOW INFORMATION

Year Ended or At December 31,	2005	2004	2003
Cash paid for interest, net of amounts capitalized(a)	$19.8	$32.6	$51.4
Cash paid for income taxes(a)	$962.6	$768.4	$605.6
Non-cash investing and financing activities:
Equipment acquired under capitalized leases	$93.6	$91.9	$58.1
Acquisitions:
Fair value of assets acquired	$359.8	$493.3	$1,311.0
Fair value of liabilities assumed	(3.7)	(129.3)	(100.4)
Minority interest	(0.0)	(0.3)	73.4
Cash paid, net of cash acquired	(356.1)	(363.7)	(1,284.0)
Impact on stockholders' equity	$—	$—	$—

(a) Amounts also include cash payments for discontinued operations.

19)    QUARTERLY FINANCIAL DATA (unaudited):

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues	$2,106.9	$2,301.5	$2,477.5	$2,723.7	$9,609.6
Operating income	$621.4	$589.0	$743.4	$412.6	$2,366.4
Net earnings from continuing operations	$362.3	$362.2	$449.9	$129.5	$1,303.9
Net earnings	$350.3	$353.9	$423.2	$129.5	$1,256.9

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues	$1,791.6	$1,867.2	$1,969.6	$2,503.8	$8,132.2
Operating income	$518.6	$541.1	$597.6	$625.5	$2,282.8
Net earnings from continuing operations	$358.2	$307.2	$322.0	$405.5	$1,392.9
Net earnings (loss)	$444.0	$343.8	$(887.3)	$393.2	$293.7

20)    SUBSEQUENT EVENTS

On January 31, 2006, the Company completed the acquisition of substantially all of the outstanding limited liability company interests of DreamWorks L.L.C. (‘‘DreamWorks’’), a motion picture studio, pursuant to the purchase agreement dated as of December 9, 2005 among the Company, its subsidiary Paramount Pictures Corporation, DreamWorks and certain holders of membership interests in DreamWorks identified therein (the ‘‘Acquisition’’). The purchase price was approximately $1.6 billion consisting of cash and the assumption of debt.

In connection with the Acquisition, the Company borrowed approximately $1.1 billion in the aggregate under its $3.25 billion five-year credit agreement with the lenders named therein, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A., as syndication agent, and Bank of America, N.A., Deutsche Bank Securities Inc. and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as co-documentation agents, and Tranche B of its $6.0 billion term loan credit agreement with the lenders named therein, Citibank, N.A., as administrative agent, JP Morgan Chase Bank, N.A., as syndication agent, and Bank of America, N.A., Deutsche Bank Securities Inc. and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as co-documentation agents (collectively, the ‘‘Credit Facilities’’). The terms of the Credit Facilities are described in Note 10.

During the first quarter of 2006, the Company entered into $2.35 billion notional amount of variable to fixed rate interest swaps.

VIACOM INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(In millions, except earnings per share amounts)

	Six Months Ended June 30,
	2006	2005
Revenues	$5,214.2	$4,408.4
Expenses:
Operating	2,745.2	2,167.0
Selling, general and administrative	1,018.0	908.9
Depreciation and amortization	164.3	122.1
Total expenses	3,927.5	3,198.0
Operating income	1,286.7	1,210.4
Interest expense, net	(199.4)	(9.5)
Other items, net	2.2	(8.6)
Earnings from continuing operations before income taxes, equity in earnings of affiliated companies and minority interest	1,089.5	1,192.3
Provision for income taxes	(359.9)	(470.3)
Equity in earnings of affiliated companies, net of tax	5.8	4.8
Minority interest, net of tax	(2.2)	(2.2)
Net earnings from continuing operations	733.2	724.6
Discontinued operations, net of tax	21.3	(20.4)
Net earnings	$754.5	$704.2
Basic earnings per common share amounts:
Earnings per share, continuing operations	$1.00	$0.96
Earnings (loss) per share, discontinued operations	$0.03	$(0.02)
Net earnings per share	$1.03	$0.94
Diluted earnings per common share amounts:
Earnings per share, continuing operations	$1.00	$0.96
Earnings (loss) per share, discontinued operations	$0.03	$(0.02)
Net earnings per share	$1.03	$0.94
Weighted average number of common shares outstanding:
Basic common shares	729.1	751.6
Diluted common shares	731.1	751.6

See notes to consolidated financial statements.

VIACOM INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$312.1	$361.1
Receivables, less allowances of $136.2 and $138.6	1,896.1	1,981.7
Inventory	574.6	506.6
Prepaid expenses	187.3	150.3
Deferred tax assets, net	123.6	132.0
Other current assets	375.7	381.1
Total current assets	3,469.4	3,512.8
Property and equipment, net	1,149.6	1,179.9
Non-current inventory, including film inventory	3,434.8	2,973.2
Goodwill	10,663.9	10,361.4
Intangible assets	733.5	370.8
Other assets	596.9	717.5
Total assets	$20,048.1	$19,115.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$288.5	$394.0
Accrued expenses	1,146.7	1,201.6
Participants’ share, residuals and royalties payable	737.8	673.0
Program rights	321.6	321.2
Deferred income	390.3	284.5
Financing obligations – current	59.4	55.8
Other current liabilities	415.1	338.5
Total current liabilities	3,359.4	3,268.6
Financing obligations – non-current	7,601.6	5,702.1
Deferred tax liabilities, net	—	41.2
Participants’ share, residuals and royalties payable	502.6	471.7
Program rights	419.6	459.8
Other liabilities	1,271.0	1,384.3
Commitments and contingencies (Note 13)
Stockholders’ equity:
Class A Common Stock, par value $0.001, 375.0 authorized
61.6 and 65.7 outstanding, respectively	0.1	0.1
Class B Common Stock, par value $0.001, 5,000.0 authorized
690.6 and 685.9 outstanding, respectively	0.7	0.7
Additional paid-in capital	7,693.0	7,837.3
Treasury stock	(1,602.3)	—
Retained earnings	754.5	—
Accumulated other comprehensive income	47.9	(50.2)
Total stockholders’ equity	6,893.9	7,787.9
Total liabilities and stockholders’ equity	$20,048.1	$19,115.6

See notes to consolidated financial statements.

VIACOM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In millions)

	Six Months Ended
	2006	2005
Operating Activities
Net earnings	$754.5	$704.2
Net earnings from discontinued operations	(21.3)	20.4
Net earnings from continuing operations	733.2	724.6
Reconciliation of non-cash adjustments:
Depreciation and amortization	164.3	122.1
Feature film and program amortization	1,070.8	793.2
Stock based compensation	21.4	6.5
Equity in affiliated companies	(5.8)	(4.8)
Minority interest	2.2	2.2
Reconciliation of operating assets and liabilities, net of acquisitions:
Decrease in receivables	738.5	204.3
Increase in inventory and program rights	(1,344.2)	(981.4)
Decrease in accounts payable and accrued expenses	(876.7)	(232.5)
Increase/(decrease) in deferred income	(43.3)	10.5
Increase in tax related accounts	84.1	32.5
Discontinued operations, net	—	23.6
Other, net	30.2	(17.2)
Net cash provided by operating activities	574.7	683.6
Investing Activities
Business combinations, net of cash acquired	(914.3)	(171.0)
Businesses dispositions	675.3	0.2
Capital expenditures	(68.7)	(68.4)
Investments in and advances to affiliated companies	(2.2)	10.2
Discontinued operations, net	—	(5.7)
Other, net	(4.9)	(4.7)
Net cash used for investing activities	(314.8)	(239.4)
Financing Activities
Borrowings from banks, net of deferred financing costs	965.0	—
Repayments to banks	(5,840.0)	—
Senior notes and debentures, net of discount	5,466.9	—
Commercial paper	1,295.9	—
Repayment of acquired notes payable and preferred interest	(657.4)	—
Proceeds from cash flow hedge	88.0	—
Due to Former Viacom	(60.2)	(438.5)
Payment of capital lease obligations	(27.0)	(29.4)
Purchase of treasury stock	(1,549.1)	—
Discontinued operations, net	—	(0.2)
Other, net	2.2	(4.4)
Net cash used for financing activities	(315.7)	(472.5)
Effect of exchange rate changes on cash and cash equivalents	6.8	(5.1)
Net decrease in cash and cash equivalents	(49.0)	(33.4)
Cash and cash equivalents as of beginning of period	361.1	150.0
Cash and cash equivalents at end of period	$312.1	$116.6

See notes to consolidated financial statements.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRESENTATION

Viacom Inc. and its consolidated subsidiaries (‘‘Viacom’’ or the ‘‘Company’’) are a leading, global entertainment content company, with respected brands in focused demographics. On December 31, 2005 the Company became a stand-alone public entity by separating from the former Viacom Inc. (‘‘Former Viacom’’). Prior to the separation, the Company was a wholly-owned subsidiary of Former Viacom. The separation was effected through a merger of Former Viacom and one of its wholly-owned subsidiaries, pursuant to which Former Viacom continued as the surviving entity and was renamed CBS Corporation. In connection with the merger and the separation, each share of Former Viacom Class A common stock was converted into the right to receive 0.5 of a share of Viacom Class A common stock and 0.5 of a share of CBS Corporation Class A common stock. Similarly, each share of Former Viacom Class B common stock was converted into the right to receive 0.5 of a share of Viacom Class B common stock and 0.5 of a share of CBS Corporation Class B common stock. Holders of Viacom Class A and Class B common stock received cash in lieu of fractional shares.

The accompanying unaudited consolidated financial statements have been prepared on a basis consistent with accounting principles generally accepted in the United States (‘‘GAAP’’) for interim financial information and pursuant to the rules of the Securities and Exchange Commission (‘‘SEC’’). In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full year or any future period. These statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the SEC on March 16, 2006 (the ‘‘2005 Annual Report’’).

Preparing financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the dates presented and the reported amounts of revenues and expenses during the reporting periods presented. Significant estimates inherent in the preparation of the accompanying financial statements include estimates of film ultimate revenues, product returns, amount of receivables expected to be collected, potential outcome of uncertain tax positions and determination of fair value of equity based compensation. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results may differ from these estimates.

Carve-out Financial Presentation

As a result of the separation from Former Viacom, the Consolidated Statements of Earnings for the six months ended June 30, 2005 and Consolidated Statement of Cash Flows for the six months ended June 30, 2005 and the Consolidated Balance Sheet at December 31, 2005 are presented on a carve-out basis. Accordingly, for the respective period, the assets and liabilities of Viacom have been accounted for at the historical book values carried by Former Viacom prior to the separation and were assigned to Viacom pursuant to the terms of the Separation Agreement. Indebtedness, other than certain capital lease obligations, was not transferred to Viacom and remained at CBS Corporation. Accordingly, debt service cost is not reflected in the Company’s Consolidated Statements of Earnings for the six months ended June 30, 2005.

The accompanying Consolidated Statements of Earnings for the six months ended June 30, 2005 includes allocation of Former Viacom corporate expenses of $69.8 million, respectively, primarily included within Selling, general and administrative costs. The allocations are generally meant to reflect the utilization of shared corporate facilities, people and services of Former Viacom by the Company and are not necessarily representative of actual costs.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The historical carve-out consolidated financial statements may not necessarily reflect what the Company’s results of operations, financial position and cash flows would have been if the Company had been a separate stand-alone company during the periods presented.

Special Dividend to Former Viacom

In accordance with the terms of the Separation Agreement between CBS Corporation and Viacom, on December 29, 2005, the Company paid a preliminary special dividend of $5.4 billion, subject to certain adjustments. On March 14, 2006, CBS Corporation provided an initial statement that the dividend should be increased by a net amount of approximately $460 million. On April 28, 2006, the Company served CBS Corporation with a notice of disagreement. Based on an assessment of the amount and underlying components of the proposed additional dividend payment the Company recorded an amount payable as of March 31, 2006 and subsequently paid $170.2 million to CBS Corporation on May 5, 2006. Under the Separation Agreement, after an opportunity for the parties to negotiate resolution of differences, any disputed amounts are subject to arbitration. Any further adjustment to the special dividend will be reflected as an adjustment to additional paid-in capital.

Stock Based Compensation

The Company has adopted Financial Accounting Standards Board (‘‘FASB’’) Statement No. 123 (revised 2004), Share-Based Payment (‘‘FAS 123R’’) and SEC Staff Accounting Bulletin No. 107 (‘‘SAB 107’’) as of January 1, 2006. FAS 123R requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value received is recognized in earnings over the period during which an employee is required to provide service. FAS 123R also amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits as defined, realized from the exercise of stock option be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations.

In adopting FAS 123R, the Company has elected the modified prospective methodology. As such, periods prior to January 1, 2006 are presented in accordance with the disclosure only provisions of FASB Statement 123, Accounting for Stock-Based Compensation (‘‘FAS 123’’), the standard prior to FAS 123R. The following table reflects the effect on net earnings if the Company had applied the fair value recognition provisions of FAS 123 to stock based employee compensation in these periods. These pro forma effects may not be representative of future stock compensation expense since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and the vesting of certain options was accelerated on March 8, 2005:

(in millions, except per share amounts)	Six Months Ended June 30, 2005
Net earnings	$704.2
Stock option expense, net of tax	$132.1
Pro forma net earnings	$572.1
Basic and diluted earnings per common share:
Net earnings	$0.94
Pro forma net earnings	$0.76

For additional information regarding the adoption of FAS 123R, please refer to Note 9 Stock Based Compensation.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Distribution Services

In connection with the purchase of DreamWorks L.L.C. (‘‘DreamWorks’’), and the disposition of DW Funding LLC (‘‘DW Funding’’), the Company was granted the exclusive worldwide right to distribute all of the animated feature films produced by DreamWorks Animation SKG, Inc. (‘‘DreamWorks Animation’’) and live-action films released by DreamWorks prior to September 15, 2005 (the ‘‘live-action library’’).

Under the terms of both the DreamWorks Animation and live-action library distribution agreements the Company is generally responsible for all out-of-pocket costs, primarily comprised of distribution and marketing costs. For the provision of distribution services, the Company is entitled to (i) retain a fee of eight percent of gross receipts and (ii) recoup expended distribution and marketing costs on a film-by-film basis prior to any participation payments to DreamWorks Animation or DW Funding. The Company accounts for the arrangements in accordance with Statements of Position 00-2, Accounting by Producers or Distributors of Films (‘‘SOP 00-2’’). In addition, print and advertising costs are expensed as incurred in accordance with SOP 93-7, Reporting on Advertising Costs. As primary obligor, revenue and related distribution and marketing costs are presented on a gross basis in accordance with Emerging Issues Task Force (‘‘EITF’’) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (‘‘EITF 99-19’’).

Income Tax Contingencies

Income tax contingencies are determined using an asset recognition model for which the initial valuation is based on an evaluation of tax positions under applicable tax law and the likelihood of prevailing based on these positions. Tax positions considered probable of being sustained on audit based solely on the technical merits of the position are recorded as a benefit. Under the asset recognition model, if the initial assessment fails to result in the recognition of a tax benefit, the position is monitored and subsequently recognized as a tax benefit if there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to probable; if the statute of limitations expires; or if there is a completion of an audit resulting in a settlement of that tax year with the appropriate agency. In the six months ended June 30, 2006, the Company reached a settlement of certain tax positions principally relating to the 2000–2003 combined federal income tax returns of Former Viacom. Principally as a result of the audit settlements, tax reserves of $70.7 million were recognized as a component of income tax expense.

Discontinued Operations

On July 22, 2005, Former Viacom sold Famous Players Inc. (‘‘Famous Players’’), its Canadian-based theater chain, for approximately $400 million. Famous Players has been presented as a discontinued operation in the consolidated financial statements for the six months ended June 30, 2005 (see Note 13 Commitments and Contingencies).

In 2004, Former Viacom completed the exchange offer for the split-off of Blockbuster Inc. (‘‘Blockbuster’’). As part of the separation from CBS Corporation, the Company has agreed to indemnify CBS Corporation with respect to obligations as guarantor on certain Blockbuster store leases (see Note 13 Commitments and Contingencies).

For the six months ended June 30, 2006 discontinued operations principally includes the release of reserves resulting from an audit settlement and the effect of adjusting recorded liabilities for lease obligations provided on behalf of Blockbuster and Famous Players to fair value.

Reclassifications

Certain amounts have been reclassified to conform to the current presentation.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Recent Accounting Pronouncements

In July 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (‘‘FIN 48’’), was released. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not-recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings. FIN 48 will be effective for the Company beginning January 1, 2007. The Company is evaluating the impact of adopting of FIN 48.

In March 2006, Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, (‘‘FAS 156’’) was released. FAS 156 amends Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (‘‘FAS 140’’) to require that all separately recognized servicing assets and liabilities in accordance with FAS 140 be initially measured at fair value, if practicable. Furthermore, this standard permits, but does not require, fair value measurement for separately recognized servicing assets and liabilities in subsequent reporting periods. FAS 156 is also effective for the Company beginning January 1, 2007; however, the standard is not expected to have any impact on the Company’s financial position, results of operation or cash flows.

In February 2006, Statement No. 155, Accounting for Certain Hybrid Financial Instruments, (‘‘FAS 155’’) was released. FAS 155 is an amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and FAS 140. FAS 155 establishes, among other items, the accounting for certain derivative instruments embedded within other types of financial instruments; and, eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. Effective for the Company beginning January 1, 2007, FAS 155 is not expected to have any impact on the Company’s financial position, results of operations or cash flows.

In the first quarter of 2006, the Company adopted Statement No. 154, Accounting for Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3, (‘‘FAS 154’’) which changed the requirements for the accounting for and reporting of a voluntary change in accounting principle. The Company also adopted Statement No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (‘‘FAS 151’’) which, among other changes, requires certain abnormal expenditures to be recognized as expenses in the current period versus capitalized as a component of inventory. The adoption of FAS 154 did not impact the results presented and the impact on any future periods will depend on the nature and significance of any future accounting changes subject to the provisions of the statement. The adoption of FAS 151 did not have any impact on the Company’s financial position, results of operations or cash flows.

NOTE 2.    STOCK REPURCHASE PROGRAM

The Company has in place a $3.0 billion share repurchase program under which it commenced repurchases on January 3, 2006. In addition, Viacom has entered into an agreement with National Amusements, Inc. (‘‘NAI’’) and its wholly-owned subsidiary NAIRI, Inc. (the ‘‘NAIRI Agreement’’) pursuant to which Viacom has agreed to buy, and NAI and NAIRI have agreed to sell, a number of shares of Viacom Class B Common Stock each month such that the ownership percentage of Viacom Class A Common Stock and Class B Common Stock (considered as a single class) held by NAI and/or

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NAIRI would not increase as a result of Viacom’s purchase of shares under the stock repurchase program. For the six months ended June 30, 2006, 35.6 million shares have been repurchased in the open market for an aggregate price of $1,418.1 million. For the six months ended June 30, 2006, an additional 4.6 million shares had been purchased under the NAIRI Agreement for an aggregate purchase price of $184.2 million.

NOTE 3.    BUSINESS COMBINATIONS AND DISPOSITIONS

DreamWorks L.L.C.

On January 31, 2006, the Company completed the acquisition of DreamWorks, a leading producer of live-action motion pictures, television programming and home entertainment products. The total consideration of $1,529.3 million net of cash acquired of $257.2 million consisted of $1,106.6 million of cash paid, $657.4 million of assumed note payables and preferred interest and $22.5 million of stock based compensation and transaction costs. The preferred interest assumed was repurchased and cancelled prior to March 31, 2006.

The table below provides a summary of initial purchase price allocations as of the acquisition date. The initial purchase price allocations are based on a preliminary study performed by a valuation specialist and are subject to further analysis and completion:

(in millions)	Amount	Average Life
Film inventories, including live-action library	$1,098.4	10 years
Distribution and fulfillment services	280.0	8 years
Trademarks	12.8	6 years
Output agreements	7.5	7 years
Working capital deficit, net	(49.3)
Goodwill	179.9
Total purchase price, net of cash acquired	$1,529.3

The results of operations for DreamWorks is included as part of Paramount Pictures Corporation (‘‘Paramount’’) in the Entertainment segment beginning February 1, 2006. The following unaudited pro forma financial information presents the combined results of operations of the Company and DreamWorks as if the acquisition had occurred as of January 1, 2005. The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated financial results of operations that would have been reported had the business combination been completed as of the beginning of the periods presented and should not be taken as indicative of the Company’s future consolidated results of operations:

	Six Months Ended June 30,
(in millions)	2006	2005
Revenues	$5,406.6	$5,531.7
Net earnings from continuing operations	721.9	695.9
Net earnings	743.2	680.7
Earnings per common share
Basic	$1.02	$0.91
Diluted	$1.02	$0.91

Sale of DreamWorks Live-Action Film Library

Among the film library assets acquired with the purchase of DreamWorks was a live-action film library consisting of 59 films released through September 16, 2005. Title to the live-action library is

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

held by DW Funding, previously a wholly-owned subsidiary of DreamWorks. On May 5, 2006, the Company sold a fifty-one percent controlling interest in DW Funding to Soros Strategic Partners LP (‘‘Soros’’) and Dune Entertainment II LLC (‘‘Dune’’). In connection with the sale, DW Funding entered into senior borrowings with a third-party and mezzanine financings with Soros and Dune, the proceeds of which were utilized to fund the cash paid to the Company for the sale of the library. The Company received $675.3 million net proceeds after considering closing adjustments, which was principally utilized to repay notes acquired as part of the DreamWorks acquisition. DW Funding is a variable interest entity; however, the Company is not the primary beneficiary and therefore accounts for its minority interest held in DW Funding, which was valued at $7.35 million, as an equity investment.

In connection with the sale of the live-action film library, Soros entered into exclusive five-year agreements with Paramount and its international affiliates for distribution and fulfillment services of the live-action library. The Company has determined that it is the primary obligor with respect to providing these services and accounts for revenues earned and costs incurred on a gross recognition basis pursuant to EITF 99-19. In the event that Soros and Dune continue to own DW Funding after the fifth year, the distribution agreement with Paramount will automatically renew.

Other Business Combinations

On May 9, 2006, the Company completed its acquisition of Xfire, Inc, a leading gaming and social networking service, for initial consideration of approximately $102 million. Additional amounts of up to eight million will be paid out over four years based upon continued service of the employees. On June 1, 2006, the Company acquired an additional ten percent interest in Nickelodeon UK Limited (‘‘Nick UK’’) for $8.9 million. Previously Nick UK was a fifty-fifty joint venture with BSkyB. With the additional interest, the Company obtained control of Nick UK and began consolidating its operations as of June 1, 2006. The pro forma impact of the other business combinations, either individually or combined, is not material to the Company.

NOTE 4.    INVENTORY

The following is an analysis of inventory, including film inventory:

(in millions)	June 30, 2006	December 31, 2005
Theatrical:
Released (including acquired libraries)	$755.6	$699.3
Completed, not released	0.2	46.2
In process and other	774.7	483.2
Television	9.4	—
Program rights	2,287.2	2,098.3
Merchandise inventory	156.2	109.3
Other	26.1	43.5
Total inventory	4,009.4	3,479.8
Less current portion	574.6	506.6
Total non-current inventory	$3,434.8	$2,973.2

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 5.    FINANCING OBLIGATIONS

Financing obligations of the Company consist of the following:

(in millions)	June 30, 2006	December 31, 2005
Credit facilities:
Term facility	$560.0	$5,405.0
$3.25 billion revolving facility	—	—
Senior notes and debentures:
Senior notes due 2009, LIBOR + 0.35%	750.0	—
Senior notes due 2011, 5.75%	1,491.3	—
Senior notes due 2016, 6.25%	1,493.6	—
Senior debentures due 2036, 6.875%	1,732.7	—
Commercial paper	1,295.9	—
Obligations under capital leases	337.5	352.9
Total financing obligations	7,661.0	5,757.9
Less current portion	59.4	55.8
Total non-current financing obligations	$7,601.6	$5,702.1

As of June 30, 2006, the Company had credit facilities totaling $3.81 billion, comprised of a $3.25 billion revolving facility due December 2010 and a $560 million term facility due in June 2007 (collectively, the ‘‘Credit Facilities’’). The net proceeds of any offering of long-term debt securities by the Company must be used to prepay the term facility. To the extent the term facility has been repaid, the borrowing capacity under the facility is permanently extinguished. The Credit Facilities contain covenants which, among other things, require that the Company maintains a minimum interest coverage ratio. At June 30, 2006, the Company was in compliance with all covenants related to financing obligations.

On June 16, 2006, the Company completed a private placement of $750 million in floating rate senior notes. The senior notes are due on June 16, 2009 and bear interest at a rate per year equal to three-month LIBOR plus 0.35% to be reset quarterly. On April 12, 2006, the Company completed a private placement of $4.75 billion in aggregate principal amounts of fixed rate senior notes and debentures due 2011, 2016, and 2036 that bear a fixed per annum interest rate. The Company utilized the net proceeds from both private placements to repay a portion of amounts previously borrowed under the term facility. At June 30, 2006 the total unamortized discount related to the fixed rate senior notes and debentures was $32.4 million.

During the first quarter of 2006, the Company had entered into a $2.35 billion notional amount of variable to fixed interest rate swaps to hedge the variability of cash flows attributable to changes in the benchmark interest rate. In the second quarter of 2006 the Company terminated the swaps resulting in cash proceeds to the Company of approximately $88.0 million that was principally recorded as a component of other comprehensive income, net of tax. Such amount recorded in other comprehensive income will be recognized as a reduction of interest expense, net over the life of the senior notes and debentures.

At June 30, 2006 the commercial paper had a weighted average interest rate of 5.59% and average maturity of less than 30 days.

The Company classifies the term facility and commercial paper as non-current financing obligations as management has the intent and ability, through utilization of the $3.25 billion revolving facility due December 2010, to refinance such obligations as long-term.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 6.    COMPREHENSIVE INCOME

Comprehensive income consists of net earnings and other comprehensive income, which refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of Stockholders’ equity. The following table summarizes the components of comprehensive income:

	Six Months Ended June 30,
(in millions)	2006	2005
Net earnings	$754.5	$704.2
Other comprehensive income:
Cash flow hedges, net of tax	52.9	(2.5)
Foreign currency	47.1	2.4
Other	(1.9)	10.8
Comprehensive income	$852.6	$714.9

NOTE 7.    EARNINGS PER SHARE

Basic earnings per common share excludes potentially dilutive securities and is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Basic earnings per share for the six months ended June 30, 2005 was computed by dividing net earnings by the number of shares of common stock issued and outstanding at the date of the separation as if such shares were outstanding as of January 1, 2005.

The determination of diluted earnings per common share includes the potential dilutive effect of stock options and restricted share units based upon the application of the treasury stock method. Diluted earnings per common share for the six months ended June 30, 2005 is equal to basic earnings per share for both periods as no dilutive securities were outstanding for such period.

The following table sets forth the computation of basic and diluted earnings per common share, before discontinued operations:

	Six Months Ended June 30,
(in millions, except earnings per share)	2006	2005
Net earnings from continuing operations	$733.2	$724.6
Average common shares outstanding, basic	729.1	751.6
Dilutive effect of employee stock options	1.9	—
Dilutive effect of restricted share units	0.1	—
Average common shares outstanding, dilutive	731.1	751.6
Earnings per share, continuing operations:
Basic	$1.00	$0.96
Diluted	$1.00	$0.96

Stock options to purchase 38.9 million shares and 0.1 million restricted share units of Company common stock were outstanding but excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive for the six months ended June 30, 2006. Additionally, restricted share units of 0.7 million were excluded from the calculation of diluted earning per common share because their performance conditions were not met as of June 30, 2006.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 8.    RELATED PARTY TRANSACTIONS

NAI through its wholly-owned subsidiary NAIRI, Inc. is Viacom’s controlling stockholder, and Sumner M. Redstone is the controlling stockholder of NAI and is Viacom’s Executive Chairman of the Board and Founder. NAI and/or NAIRI also own controlling interests in various other companies, some of which do business with Viacom. These companies include CBS Corporation and Midway Games, Inc., as further described below.

NAI licenses films in the ordinary course of business for its motion picture theaters from all major studios including Paramount. During the six months ended June 30, 2006 and 2005, NAI made payments to Paramount in connection with these licenses in the aggregate amounts of approximately $1.8 million, and $4.0 million, respectively.

NAI and Mr. Redstone owned in the aggregate approximately 88% of the common stock of Midway Games Inc. (‘‘Midway’’) as of June 30, 2006. Midway places advertisements on several of Viacom's cable networks from time to time. During the six months ended June 30, 2006 and 2005, Midway made payments to MTV Networks of approximately $3.0 million and $2.4 million, respectively. The Company believes that these transactions were no more or less favorable to the subsidiaries than they would have obtained from unrelated parties. The Company may continue to enter into these and other business transactions with Midway in the future.

For information on NAI and NAIRI’s participation in the Company’s stock repurchase program, see Note 2 Stock Repurchase Program.

Viacom and CBS Corporation Related Party Transactions

The Company, in the normal course of business, is involved in transactions with companies owned by or affiliated with CBS Corporation which results in the recognition of revenue by Viacom. Total revenues from these transactions were $103.8 million and $86.7 million for the six months ended June 30, 2006 and 2005, respectively. In addition, the total related party purchases from CBS Corporation included $42.8 million ($34.8 million for advertising and $8.0 million for programming) and $75.5 million ($53.0 million for advertising and $22.5 million for programming), for the six months ended June 30, 2006 and 2005, respectively.

Transactions with CBS Corporation, through the normal course of business, are settled in cash. The following table presents the amounts due from or due to CBS Corporation as included in our Consolidated Balance Sheet:

(in millions)	June 30, 2006	December 31, 2005
Amounts due from CBS Corporation	$102.1	$142.3
Amounts due to CBS Corporation
Accounts payable	$15.1	$12.4
Participants’ share, residuals and royalties payable	24.4	40.6
Program rights, current	150.1	182.8
Deferred income, current	15.4	13.0
Other liabilities	137.2	238.2
Total due to CBS Corporation	$342.2	$487.0

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Separation Related Agreements with CBS Corporation

In connection with the separation, Viacom entered into a Separation Agreement with CBS Corporation that identified assets to be transferred, liabilities to be assumed and obligations of each company following the separation, including indemnification obligations for such liabilities. For information regarding the special dividend paid to CBS Corporation in accordance with the terms of the Separation Agreement and the related post-separation adjustment to the dividend, see Note 1 Basis of Presentation to the Consolidated Financial Statements.

Viacom entered into a Transition Services Agreement, pursuant to which Viacom and CBS Corporation provide certain specified services to each other on an interim basis. For the six months ended June 30, 2006, approximately $3.7 million was included as a net charge within the Consolidated Statements of Earnings with respect to these services.

Viacom and CBS Corporation also entered into a Tax Matters Agreement, which sets forth Viacom’s responsibilities with respect to, among other things, liabilities for federal, state, local and foreign income taxes for periods prior to the separation and indemnification for income taxes that would become due if the separation were a taxable event.

These agreements are described in more detail in Viacom’s 2005 Annual Report.

Relationship between Viacom and Other Related Parties

The Company, in the normal course of business, is involved in other related party transactions that have not been material in any of the periods presented.

NOTE 9.    STOCK BASED COMPENSATION

The Company’s Long-Term Management Incentive Plan (the ‘‘LTMIP’’), and similarly the Directors’ plan, provide for the granting of stock options, stock appreciation rights, restricted and unrestricted shares, restricted share units (‘‘RSUs’’), phantom shares, dividend equivalents, performance awards and other equity related awards and cash payments. Historically, the Company has granted stock options and RSUs. The purpose of the LTMIP is to benefit and advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future. The stock options generally vest ratably over a four-year period from the date of grant and expire eight-to-ten years after the date of a grant. RSUs typically vest ratably over four years from the date of the grant.

On December 31, 2005, as a result of the separation from Former Viacom, all outstanding unexercised options to purchase shares of Former Viacom Class B Common Stock and all outstanding RSUs of Former Viacom Class B Common Stock held by an individual who was an employee or director of Former Viacom immediately prior to December 31, 2005 and was an employee or director of Viacom immediately following December 31, 2005 were converted into options to purchase shares of Viacom Class B Common Stock and RSUs of Viacom Class B Common Stock, respectively. For additional information, refer to the Company’s 2005 Annual Report.

Upon the exercise of a stock option award or the vesting of RSUs, Class B Common Shares are issued from authorized but unissued shares or from treasury stock. At June 30, 2006 the Company had 40.2 million shares in treasury. In addition, options and RSUs available for future grants as of June 30, 2006 and December 31, 2005 approximated 42.0 million and 50.5 million, respectively.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Compensation Cost Recognized

In accordance with FAS 123R, the Company elected the modified prospective application method. Under this method, the Company began recognizing compensation cost for equity based compensation for all new or modified grants beginning January 1, 2006. In addition, the Company has begun to recognize the unvested portion of the grant date fair value of awards issued prior to the adoption based on the fair values previously calculated for disclosure purposes. At December 31, 2005, the aggregate fair value of unvested options was approximately $63.2 million, net of forfeitures, of which $11.3 million was recognized during the six months ended June 30, 2006. The remaining amount will continue to be recognized over the remaining vesting period of the options, the weighted-average of which is approximately 2.4 years.

Presented below is a summary of the compensation cost recognized in the accompanying Consolidated Statements of Earnings:

	Six Months Ended June 30,
(in millions)	2006	2005
Recognized in earnings:
Employee stock options	$13.6	$—
Restricted share units	7.8	6.5
Total compensation cost in earnings	$21.4	$6.5
Tax benefit recognized	$8.1	$2.6

Stock Option Plans

The fair value of each option grant is estimated on the date of grant. For options granted during 2006, the determination of volatility is principally based upon implied volatilities from traded options, whereas for options granted during 2005 and prior, the assumption for volatility was based upon historical volatility of the Former Viacom. The expected term, representing the period of time that options granted are expected to be outstanding, is estimated using statistical analysis incorporating historical post vest exercise and employee termination behavior. The risk-free rate assumed in valuing the options is based on the U.S. Treasury Yield curve in effect applied against the expected term of the option at the time of the grant. The expected dividend yield, applicable for the Former Viacom, was based on the expected dividend yield percentage of Former Viacom divided by the market price of Former Viacom common stock at the date of grant. The Company has no intention of declaring a dividend at this time. Presented below is the weighted average fair value of grants for the periods presented and the weighted average of the applicable assumptions used to value stock options at grant date:

	Six Months Ended June 30,
(in millions)	2006	2005
Weighted average fair value of grants	$10.80	$12.64
Weighted average assumptions:
Expected stock price volatility	24.4%	24.0%
Expected term of options (in years)	4.5	5.2
Risk-free interest rate	4.9%	3.8%
Expected dividend yield	—	0.75%

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table summarizes information about stock options outstanding at June 30, 2006. The exercise price and remaining contractual life calculations are based on weighted averages:

	Number of Shares	Exercise Price	Contractual Life	Aggregate Intrinsic Value
	(thousands)		(in years)	(millions)
Outstanding at January 1, 2006	41,423.1	$51.22
Granted	7,836.9	37.89
Exercised	(263.3)	19.97
Forfeited or expired	(260.4)	45.71
Outstanding at June 30, 2006	48,736.3	$49.27	5.2	$44.6
Exercisable at June 30, 2006	37,021.1	$52.06	4.5	$44.6

The following table summarizes information relating to stock option exercises during the periods presented:

	Six Months Ended June 30,
(in millions)	2006	2005
Proceeds from stock option exercises	$5.3	$7.1
Intrinsic value	5.1	14.3
Tax benefit	$2.0	$5.7

Stock options granted for the six months ended June 30, 2006 include approximately 685,300 replacement awards as a result of the DreamWorks acquisition. Total unrecognized compensation cost related to unvested stock option awards at June 30, 2006 is approximately $122.8 million and is expected to be recognized on a straight-line basis over a weighted-average period of 3.2 years.

Restricted Share Units

The following table summarizes information about restricted share units outstanding at June 30, 2006. The grant date fair value and remaining contractual life calculations are based on weighted averages:

	Number of Shares	Grant Date Fair Value	Contractual Life	Aggregate Intrinsic Value
	(thousands)		(in years)	(millions)
Outstanding at January 1, 2006	1,050.6	$46.24
Granted	1,383.5	36.01
Vested	(312.4)	46.38
Forfeited	(45.2)	47.15
Outstanding at June 30, 2006	2,076.5	$39.38	2.9	74.4
Unvested at June 30, 2006	60.3	$46.95	5.1	2.2

In May 2006, the Company awarded, under the LTMIP, 752,300 RSUs subject to performance or market and performance conditions with time vesting to its senior executives. The grant date discounted fair value for the RSUs subject to both market and performance conditions was computed using a lattice model. The grant date fair value for RSUs subject to performance conditions and time vesting is the underlying share price on the date of grant. Compensation cost assumes all performance goals will be met and is being recognized as the requisite service period is fulfilled.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The fair value of RSUs vested during the six months ended June 30, 2006 was $13.2 million. No RSUs vested in 2005. Total unrecognized compensation cost related to RSUs at June 30, 2006 is approximately $68.2 million and is expected to be recognized over a weighted-average period of 2.8 years.

NOTE 10.    BENEFIT PLANS

Viacom has both funded and unfunded noncontributory defined benefit pension plans. The components of net periodic benefits costs recognized, and contributions made, were as follows:

	Six Months Ended June 30,
(in millions)	2006	2005
Service cost	$15.8	$14.3
Interest cost	14.0	11.4
Expected return on plan assets	(8.7)	(7.1)
Amounts amortized	4.3	2.9
Net periodic benefit costs	$25.4	$21.5
Contributions	$0.8	$1.2

Contributions for the six months ended June 30, 2006 and 2005 relate to payments on unfunded plans to the extent benefits were paid, which generally occurs ratably over the year. After considering the funded status of the Company’s defined benefit plans, minimum required contributions, movements in discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its funded plans in any given year. There are currently no minimum required contributions for funded plans.

NOTE 11.    SEVERANCE AND OTHER CHARGES

At December 31, 2005, the Company had accrued $74.9 million related to severance charges principally related to costs incurred in rationalizing the overhead structures of the Cable Networks segment ($47.9 million) and Entertainment segment ($22.6 million) as a result of the separation from Former Viacom. The following table summarizes the activity for severance and other charges for the six month period ended June 30, 2006:

(in millions)	Six Months Ended June 30, 2006
Amounts recorded as of December 31, 2005	$74.9
Accrued for period ended June 30, 2006	0.8
Reversal of prior period charges	(1.5)
Payments	(35.7)
Amounts recorded as of June 30, 2006	$38.5

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 12.    SEGMENT INFORMATION

The following tables set forth the Company's financial performance by reportable operating segment. The Company's reportable operating segments have been determined in accordance with the Company's internal management structure. The Company operates two segments: (i) Cable Networks and (ii) Entertainment.

Operating income eliminations primarily reflect the timing of intercompany transactions from the license of feature films to cable networks.

Revenues (in millions)	Six Months Ended June 30,
	2006	2005
Cable Networks	$3,322.8	$3,093.6
Entertainment	1,948.2	1,363.1
Eliminations
Cable Networks	(28.0)	(28.4)
Entertainment	(28.8)	(19.9)
Total revenues	$5,214.2	$4,408.4

Operating Income (in millions)	Six Months Ended June 30,
	2006	2005
Cable Networks	$1,331.4	$1,214.3
Entertainment	57.5	54.2
Total segment operating income	1,388.9	1,268.5
Corporate expenses	(102.2)	(65.8)
Eliminations	—	7.7
Total operating income	$1,286.7	$1,210.4

Total Assets (in millions)	June 30, 2006	December 31, 2005
Cable Networks	$14,136.4	$13,835.0
Entertainment	5,642.0	4,791.6
Corporate	269.7	489.0
Total assets	$20,048.1	$19,115.6

NOTE 13.    COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies

The Company’s commitments not recorded on the balance sheet primarily consist of programming and talent commitments, operating lease arrangements and purchase obligations for goods and services. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

Guarantees

In the course of its business, the Company both provides and receives the benefit of indemnities that are intended to allocate certain risks associated with business transactions. Similarly, the Company may remain contingently liable to third parties for various obligations of a business that has been divested. Further information is provided below and in the 2005 Annual Report of the Company.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Under the terms of the DW Funding sale agreement, more fully described in Note 3 Business Combinations and Dispositions, Soros and Dune can require Viacom to purchase and Viacom can require Soros and Dune to sell their respective interest via a call obligation at the then current value of DW Funding, commencing nine months prior to the fifth anniversary of the sale. To the extent the current fair value at the option closing date is insufficient to repay the related indebtedness of DW Funding, the Company would be required to repay certain lenders all accrued and unpaid interest and principal amounts outstanding. As of June 30, 2006, the maximum aggregate principal amount that would be payable under such provisions of the agreement is $102.8 million. Therefore, as of June 30, 2006, the Company’s maximum exposure to loss as a result of its involvement with DW Funding is the $102.8 million previously described as well as the $7.35 million of value ascribed to the equity investment.

In connection with the separation, the Company has agreed to indemnify CBS Corporation with respect to the obligations of the former Viacom as guarantor on certain Blockbuster store leases. Blockbuster’s obligations under these store leases aggregated approximately $329.6 million at June 30, 2006. Certain leases contain renewal options that can extend the primary lease term and remain covered by the guarantees. Blockbuster’s indemnification obligations are secured by a $150 million letter of credit. Viacom had established a liability of $53.2 million to reflect the fair value of its indemnification obligation at June 30, 2006.

In 2005, the former Viacom sold Famous Players, an operator of movie theaters in Canada. CBS Corporation may incur liabilities associated with Famous Players theater leases. The Company agreed to indemnify CBS Corporation, with respect to any liability under these theater leases. Famous Players obligations under these theater leases aggregated approximately $1.07 billion at June 30, 2006. The Company had established a liability of approximately $200.6 million to reflect the fair value of these indemnification obligations.

Legal Proceedings

In July 2002, judgment was entered in favor of Former Viacom, Blockbuster, Paramount Home Entertainment and other major motion picture studios and their home video subsidiaries with respect to a complaint filed in the United States District Court for the Western District of Texas. The complaint included federal antitrust and California state law claims. In August 2003, the U.S. Court of Appeals for the Fifth Circuit affirmed the federal court judgment. The U.S. Supreme Court refused plaintiffs' petition for writ of certiorari in March 2004. In February 2003, a similar complaint that had been filed in a Los Angeles County Superior Court was also dismissed with prejudice. The plaintiffs appealed the California state court dismissal, as well as a prior denial of class certification. On November 22, 2005, the California Court of Appeal affirmed the trial court's dismissal of the antitrust and conspiracy claims. The court reversed the dismissal of California Unfair Practices Act and Unfair Competition Act claims and remanded those claims to the trial court, except with regard to transactions between Paramount and Blockbuster as to which the trial court dismissal was affirmed. Blockbuster remains a defendant in the case with respect to our transactions with studios other than Paramount. As the result of the split-off of Blockbuster from Former Viacom in 2004, any judgment in this matter adverse to Former Viacom, Blockbuster and/or Paramount Home Entertainment may be allocated 33.33% to Blockbuster and 66.67% to Viacom. Pursuant to the Separation Agreement, Viacom has assumed and will indemnify CBS Corporation for Former Viacom's responsibility for losses in this matter.

On July 13, 2005, two identical shareholder derivative lawsuits were filed against Former Viacom. The suits, consolidated as In re Viacom Shareholders Derivative Litigation, relate to the compensation of Sumner Redstone, Tom Freston and Leslie Moonves, each of whom were executive officers of Former Viacom. Mr. Redstone is currently Viacom's Executive Chairman of the Board and Founder and Mr. Freston is Viacom's President and Chief Executive Officer. Mr. Moonves is the President and

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Chief Executive Officer of CBS Corporation. The plaintiffs claim that the compensation of these officers was excessive and unwarranted and not entirely fair to Former Viacom and its shareholders. Plaintiffs seek disgorgement of compensation paid to the named officers in 2004, unspecified damages from members of Former Viacom's Board of Directors for alleged breach of fiduciary duty, and other relief. In June of 2006, the trial level court denied Former Viacom’s motion to dismiss the case on procedural and substantive grounds. Former Viacom intends to appeal this decision. Under the Separation Agreement, liabilities arising from and control of claims relating to the pre-separation compensation of officers of Former Viacom are shared equally by Viacom and CBS Corporation.

In late 2005 and early 2006, Former Viacom was named as a defendant in three lawsuits in the United States District Court for the Northern District of Texas and one lawsuit in the United States District Court for the Southern District of New York, each relating to the 2004 split-off of Blockbuster from Former Viacom. In August 2006, an additional lawsuit was filed in the Delaware Court of Chancery. The lawsuits name as defendants various combinations of NAI, Former Viacom, Blockbuster, and certain of their respective present and former officers and directors, including some individuals who are officers and directors of New Viacom. The Texas lawsuits are purported class actions which allege violations of the federal securities laws. The New York case is a purported class action which alleges that the defendants breached fiduciary obligations to the Blockbuster Investment Plan in violation of the Employee Retirement Income Security Act by continuing to offer to plan participants Blockbuster stock from and after November 2003 and by offering to plan participants the opportunity to exchange their shares of Former Viacom common stock for the shares of Blockbuster common stock that were owned by Former Viacom in connection with the 2004 split-off transaction. The Delaware case is a purported class action which alleges that the directors of Former Viacom at the time of the split-off breached certain fiduciary obligations to Viacom shareholders. Plaintiffs in each of the lawsuits allege that the defendants made untrue statements of material facts and concealed and failed to disclose material facts with respect to Blockbuster's business prospects. The lawsuits seek damages in unspecified amounts and other relief. In connection with the split-off, Blockbuster agreed to indemnify Former Viacom and our employees, officers and directors with respect to liabilities arising out of any material untrue statements and omissions in those portions of the 2004 Prospectus-Offer to Exchange relating to the split-off that were provided by Blockbuster. In July 2006, Former Viacom and Blockbuster moved to dismiss the New York case. The Texas cases have been consolidated and the plaintiffs are expected to file a consolidated complaint. Pursuant to the Separation Agreement, we will indemnify CBS Corporation for any losses arising from these lawsuits. In July 2006, Former Viacom and Blockbuster moved to dismiss the New York case. The Texas cases have been consolidated and the plaintiffs are expected to file a consolidated complaint.

Viacom believes that the plaintiffs' positions in these litigations are without merit and intends to vigorously defend itself in the litigations. Litigation is inherently uncertain and always difficult to predict. However, based on Viacom's understanding and evaluation of the relevant facts and circumstances, it believes that the above-described legal matters and other litigation to which it is a party are not likely, in the aggregate, to have a material adverse effect on its results of operations, financial position or cash flows.

VIACOM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 14.    ADDITIONAL INFORMATION

Supplemental Cash Flow Information

	Six Months Ended June 30,
(in millions)	2006	2005
Cash paid for interest	$164.8	$13.8
Cash paid for taxes	289.0	437.9

Interest expense, net

	Six Months Ended June 30,
(in millions)	2006	2005
Interest expense	$223.8	$12.3
Interest income	(24.4)	(2.8)
Interest expense, net	$199.4	$9.5

Other items, net

	Six Months Ended June 30,
(in millions)	2006	2005
Loss on securitization programs	$(12.2)	$(11.0)
Foreign exchange gain	14.5	2.4
Other items	(0.1)	—
Other items, net	$2.2	$(8.6)

NOTE 15.    SUBSEQUENT EVENTS

On August 9, 2006, the Company agreed to acquire Atom Entertainment, Inc., a portfolio of four leading online destinations for casual games, short films and animation, for initial cash consideration of approximately $200 million. The acquisition is subject to customary closing conditions and is expected to close in the third quarter.

VIACOM INC.

OFFER TO EXCHANGE

Unregistered Floating Rate Senior Notes due 2009
($750,000,000 aggregate principal amount issued June 16, 2006)
for
Floating Rate Senior Notes due 2009
that have been registered under the Securities Act of 1933

and

Unregistered 5.75% Senior Notes due 2011
($1,500,000,000 aggregate principal amount issued April 12, 2006)
for
5.75% Senior Notes due 2011
that have been registered under the Securities Act of 1933

and

Unregistered 6.25% Senior Notes due 2016
($1,500,000,000 aggregate principal amount issued April 12, 2006)
for
6.25% Senior Notes due 2016
that have been registered under the Securities Act of 1933

and

Unregistered 6.875% Senior Debentures due 2036
($1,750,000,000 aggregate principal amount issued April 12, 2006)
for
6.875% Senior Debentures due 2036
that have been registered under the Securities Act of 1933

PROSPECTUS

September 20, 2006

Until October 29, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.